As filed with the U.S. Securities and Exchange Commission on April 24, 2008

Registration No. 333-149537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Ingersoll-Rand Company Limited

(Exact name of registrant as specified in its charter)

Bermuda	3585	75-2993910
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(441) 295-2838

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patricia Nachtigal, Esq.

Senior Vice President and General Counsel

c/o Ingersoll-Rand Company

155 Chestnut Ridge Road

Montvale, New Jersey 07645

(201) 573-0123

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mario Ponce, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Eileen T. Nugent, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Class A common shares, $1.00 par value per share(1)	Not Applicable(2)	Not Applicable(2)	$2,208,762,353(3)	$86,804(3)(4)

(1)	Includes associated preferred stock purchase rights.
(2)	Omitted in reliance on Rule 457(o) under the Securities Act of 1933, as amended.

(continued on following page)

(3)	A registration fee of $86,804 was previously paid in connection with the initial filing of this Registration Statement on March 4, 2008.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $39.30 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of such state.

Subject to completion, dated April 24, 2008

, 2008

Dear Trane Inc. Shareholders:

On behalf of the board of directors of Trane Inc., I invite you to attend a special meeting of shareholders of Trane to be held on                     , 2008, at         a.m., local time, at the Trane Learning Center, One Centennial Avenue, Piscataway, New Jersey.

At the special meeting, you will be asked to vote to adopt the merger agreement entered into by Trane with Ingersoll-Rand Company Limited and a subsidiary of Ingersoll Rand. The merger agreement provides for a merger in which Trane will become a wholly-owned subsidiary of Ingersoll Rand and each share of Trane common stock you own will be converted into the right to receive:

•	0.23 of an Ingersoll Rand Class A common share; and

•	$36.50 in cash.

Under limited circumstances, Ingersoll Rand may be required to increase by up to $1.00 per share the amount of cash to be included in the merger consideration and decrease the fraction of an Ingersoll Rand Class A common share by an amount having an equivalent value (based on the average price of Ingersoll Rand Class A common shares traded over a specified period of time prior to closing) to the amount of the increase in cash.

The board of directors of Trane has unanimously determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Trane and its shareholders and has unanimously approved the merger agreement and the merger. The board of directors of Trane unanimously recommends that you vote “FOR” the adoption of the merger agreement at the special meeting.

In reaching its determination to recommend adoption of the merger agreement, the board of directors of Trane considered, among other things, the opinion of Trane’s financial advisor, Lazard Frères & Co. LLC, that, as of December 15, 2007, the consideration to be paid to the holders of Trane’s common stock in the merger was fair, from a financial point of view, to such holders. Lazard’s opinion is subject to the assumptions, matters considered, limitations and qualifications set forth in its written opinion dated December 15, 2007, which is attached as Annex B to the accompanying proxy statement/prospectus. We urge you to read the opinion in its entirety.

We cannot complete the merger unless the merger agreement is adopted by the affirmative vote of a majority of the shares of Trane common stock outstanding as of the record date. We urge you to read carefully the accompanying proxy statement/prospectus, which includes important information about Trane, Ingersoll Rand and the proposed merger. In particular, please see the section titled “ Risk Factors” beginning on page 23 of the accompanying proxy statement/prospectus which contains a description of the risks that you should consider in evaluating the proposed merger.

Shares of Trane common stock are listed on the New York Stock Exchange under the symbol “TT.” Ingersoll Rand Class A common shares are listed on the New York Stock Exchange under the symbol “IR.” On                     , 2008, the most recent practicable trading day prior to the printing of the accompanying proxy statement/prospectus, the last sales price of Trane common stock was $              per share and the last sales price of Ingersoll Rand Class A common shares was $              per share. Based on the number of shares of Trane common stock outstanding as of the close of business on the record date, and assuming that Ingersoll Rand does not substitute cash for stock in the merger as described above, Ingersoll Rand expects to issue approximately              million Ingersoll Rand Class A common shares in the merger and reserve an additional approximately              million Ingersoll Rand Class A common shares for future issuances upon the exercise of Ingersoll Rand stock options issued in exchange for Trane stock options.

If you are unable to attend the special meeting in person, we urge you to participate in the meeting by voting your shares of Trane common stock through an alternative means. You have a choice of voting over the Internet, by telephone or by sending Trane a completed proxy by mail. Please refer to the instructions on the enclosed proxy card.

Sincerely,

FREDERIC M. POSES

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2008, and is being first mailed to shareholders of Trane on or about                     , 2008.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Trane and Ingersoll Rand from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the accompanying proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Ingersoll-Rand Company P.O. Box 0445 155 Chestnut Ridge Road Montvale, New Jersey 07645 Attention: Investor Relations (800) 955-9845 http://investor.shareholder.com/ir/investorkit.cfm	Trane Inc. P.O. Box 6820 One Centennial Avenue Piscataway, New Jersey 08855-6820 Attention: Investor Relations (732) 980-6125 http://ir.trane.com/investorkit.cfm

In addition, if you have questions about the merger or the special meeting, or if you need to obtain copies of this proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference into this proxy statement/prospectus, you may contact Georgeson Inc., Trane’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of the documents you request.

Georgeson Inc.

199 Water Street – 26th Floor

New York, New York 10038

Telephone: 877-668-1643

If you would like to request documents, please do so by                     , 2008 in order to receive them before the special meeting.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 127.

Trane Inc.

Notice of Special Meeting of Shareholders

To the Shareholders of Trane Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Trane Inc., a Delaware corporation (“Trane”), will be held on                     , 2008, at         a.m., local time, at the Trane Learning Center, One Centennial Avenue, Piscataway, New Jersey. The purposes of the special meeting are:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 15, 2007, among Ingersoll-Rand Company Limited, Indian Merger Sub, Inc. (a wholly-owned subsidiary of Ingersoll-Rand Company Limited established for the purpose of effecting the merger) and Trane Inc., which provides for the merger of Indian Merger Sub, Inc. with Trane Inc.

2.	To consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including any adjournment for the purpose of soliciting additional proxies in favor of the proposal to adopt the merger agreement in the event there are not sufficient votes for approval of the proposal to adopt the merger agreement at the special meeting.

The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail. Trane’s board of directors has determined that the merger agreement and merger are advisable and fair to, and in the best interests of, Trane and its shareholders and recommends that Trane shareholders vote “FOR” the proposal to adopt the merger agreement.

Shareholders of record of Trane’s common stock as of the close of business on                     , 2008 are entitled to receive notice of the special meeting and to vote at it. Shareholders who hold shares in street name may vote through their brokers, banks or other nominees. A list of shareholders eligible to vote at the special meeting will be available for inspection at the special meeting, and at the executive offices of Trane during regular business hours for a period of no less than ten days prior to the special meeting.

Under Delaware law, Trane shareholders of record who do not vote in favor of the merger have the right to exercise appraisal rights in connection with the merger and obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in the accompanying proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Annex C to the accompanying proxy statement/prospectus.

By order of the Board of Directors,

Mary Elizabeth Gustafsson

Senior Vice President, General Counsel

    and Secretary

Piscataway, New Jersey

                    , 2008

Your vote is very important. Please return your proxy as soon as possible, whether or not you expect to attend the special meeting in person. You may submit your proxy by telephone, through the Internet or by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage prepaid envelope. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy will not be used. Please do not send your common stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your certificates.

PROXY STATEMENT/PROSPECTUS

Trane Inc. is providing this proxy statement/prospectus and accompanying proxy card to you in connection with the solicitation of proxies to be voted at a special meeting of shareholders of Trane and at any adjournment of the special meeting. This proxy statement/prospectus also constitutes a prospectus of Ingersoll-Rand Company Limited for the Class A common shares of Ingersoll-Rand Company Limited to be issued to shareholders of Trane Inc. pursuant to the merger of a wholly-owned subsidiary of Ingersoll-Rand Company Limited with and into Trane Inc.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meeting. These questions and answers may not address all questions that may be important to you as a Trane shareholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 127. Unless otherwise indicated or the context requires otherwise, all references in this proxy statement/prospectus to “Trane” refer to Trane Inc., a Delaware corporation, and its subsidiaries; all references in this document to “Ingersoll Rand” refer to Ingersoll-Rand Company Limited, a Bermuda company, and its subsidiaries; all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of December 15, 2007, among Trane, Ingersoll Rand and Indian Merger Sub, Inc., a copy of which is attached as Annex A to this proxy statement/prospectus.

About the Merger

Q:	What is the proposed transaction upon which I am being asked to vote?

A:	Trane shareholders are being asked to vote to adopt a merger agreement entered into between Ingersoll Rand, Indian Merger Sub, Inc. and Trane. In the merger, Indian Merger Sub, Inc., a newly formed, wholly-owned subsidiary of Ingersoll Rand, will be merged with and into Trane. After the merger, Trane will be the surviving corporation and will be a wholly-owned subsidiary of Ingersoll Rand.

Q:	What vote is required for adoption?

A:	The merger agreement must be adopted by a majority of the outstanding shares of Trane common stock entitled to vote at the special meeting. If you abstain or fail to vote, it will have the same effect as voting against the adoption of the merger agreement. You are entitled to vote on the merger agreement if you held Trane common stock at the close of business on the record date, which is , 2008. On that date, shares of Trane common stock were outstanding and entitled to vote. Since the number of Ingersoll Rand Class A common shares and the number of securities convertible or exercisable for such common shares that will be issued in the merger do not represent 20% or more of Ingersoll Rand’s outstanding Class A common shares at closing, under the rules of the New York Stock Exchange, which we refer to in this proxy statement/prospectus as the NYSE, the merger is not subject to a vote of Ingersoll Rand’s shareholders.

Q:	What vote of Trane’s shareholders is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies?

A:	The proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the outstanding shares of Trane common stock present or represented by proxy at the special meeting and entitled to vote on the matter.

Q:	When do you expect the merger to be completed?

A:

We are working toward completing the merger as quickly as possible, and we anticipate that it will be completed in the second calendar quarter of 2008. However, the exact timing of the completion of the merger cannot be predicted. In order to complete the merger, we must obtain Trane shareholder approval and the other closing conditions under the merger agreement must be satisfied or waived. See “The Merger Agreement—Conditions to the Merger” beginning on page 86. We expect that the Trane shareholder approval will be the last closing condition to be satisfied and if so, pursuant to the merger agreement, unless

Trane and Ingersoll Rand otherwise agree, the merger would be completed no later than two business days after the shareholder approval is obtained.

Q:	What will Trane shareholders receive in the merger?

A:	Each holder of Trane common stock will receive 0.23 of an Ingersoll Rand Class A common share and $36.50 in cash for each share of Trane common stock they own (subject, in each case, to the adjustment described in the following sentence). Ingersoll Rand will increase, by up to $1.00 per share, the amount of cash to be included in the merger consideration and decrease the fraction of an Ingersoll Rand Class A common shares to be included in the merger consideration by an amount having an equivalent value as the amount of the increase in cash, if Trane or Ingersoll Rand reasonably determines that those actions are necessary in order to list on the NYSE the Ingersoll Rand Class A common shares to be issued in the merger without the requirement of a vote of Ingersoll Rand shareholders. Ingersoll Rand believes that it is highly unlikely that it will be necessary to substitute cash for Ingersoll Rand Class A common shares in the merger consideration. For additional information on the reasons why Ingersoll Rand believes it is highly unlikely that any cash will be substituted for Ingersoll Rand Class A common shares, see the section entitled “The Merger—General” beginning on page 30.

Q:	Will Trane shareholders receive fractional Ingersoll Rand Class A common shares in the merger?

A:	No. Ingersoll Rand will not issue fractional shares of its common stock. Instead, holders of Trane common stock will receive cash in lieu of a fractional Ingersoll Rand Class A common share based on the per share closing price of Ingersoll Rand Class A common shares on the last trading day immediately prior to the closing of the merger.

Q:	Can the value of the transaction change between now and the time the merger is completed?

A:	Yes. The value of the portion of the merger consideration comprised of Ingersoll Rand Class A common shares can change. The exchange ratio is a fixed exchange ratio, meaning that Trane shareholders will receive 0.23 of an Ingersoll Rand Class A common share for each share of Trane common stock owned plus $36.50 in cash (subject to adjustment as previously described) regardless of the trading price of Ingersoll Rand Class A common shares on the effective date of the merger. The market value of the Ingersoll Rand Class A common shares that Trane shareholders will receive in the merger will increase or decrease as the trading price of Ingersoll Rand’s Class A common shares increases or decreases, and, therefore, may be different at the time the merger is completed than it was at the time the merger agreement was signed or at the time of the special meeting. There can be no assurance as to the market price of Ingersoll Rand Class A common shares at any time prior to the completion of the merger or at any time thereafter. Trane shareholders are urged to obtain current trading prices for Ingersoll Rand Class A common shares.

Q:	Why is Trane proposing the transaction to its shareholders?

A:	Trane’s board of directors believes that the combination of Trane and Ingersoll Rand will provide substantial financial and strategic benefits to the shareholders of Trane. To review the reasons for the merger in greater detail, see the section entitled “The Merger—Recommendation of Trane’s Board of Directors; Reasons for the Merger” beginning on page 40.

Q:	What are the federal income tax consequences of the merger?

A:	Generally, gains arising from receipt of the merger consideration, including the stock portion of the merger consideration, will be taxable to Trane’s shareholders for United Stated federal income tax purposes. For more details regarding the tax consequences of the merger, see the section entitled “The Merger—Material United States Federal Income Tax Consequences” beginning on page 65.

Q:	Are Trane shareholders entitled to appraisal rights?

A:

Yes. Under Delaware law, holders of Trane common stock that meet certain requirements will have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of Trane common stock, as determined by the Delaware Chancery Court, rather than the merger consideration. To exercise appraisal rights, Trane shareholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger—Appraisal Rights” beginning on page 68. In addition, the text of the applicable appraisal rights provisions of Delaware law is included as Annex C to this proxy statement/prospectus.

Q:	How does Trane’s board of directors recommend that Trane’s shareholders vote?

A:	Trane’s board of directors recommends that Trane’s shareholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. To review the reasons for the merger in greater detail, see the section entitled “The Merger—Recommendation of Trane’s Board of Directors; Reasons for the Merger” beginning on page 40.

Q:	Are there risks that shareholders of Trane should consider in connection with the merger?

A:	Yes. There are risks associated with the merger and holding Ingersoll Rand Class A common shares after giving effect to the merger, including risks that the anticipated benefits of the merger may not be achieved, the fact that the exchange ratio for the merger is fixed and will not be adjusted in the event of any change in either Trane’s or Ingersoll Rand’s stock price and risks associated with the failure of Ingersoll Rand to successfully integrate Trane’s business and operations in the expected time frame following the merger, which risks, among others, are described in the section entitled “Risk Factors” beginning on page 23. Trane urges you to carefully read and consider the information contained in the section entitled “Risk Factors.”

Q:	Will holders of Trane common stock be able to trade the Ingersoll Rand Class A common shares that they receive in the merger?

A:	Yes. The Ingersoll Rand Class A common shares received in the merger will be freely tradable unless the recipient is an affiliate of Ingersoll Rand.

Q:	If the merger is completed, when can I expect to receive the merger consideration for my shares of Trane common stock?

A:	As soon as reasonably practicable after the effective time of the merger and in no event later than three business days thereafter, Ingersoll Rand will cause an exchange agent to mail to you a form of letter of transmittal and instructions for use by you in effecting your exchange of Trane common stock for the merger consideration. After receiving the proper documentation from you, the exchange agent will forward to you the cash and Ingersoll Rand Class A common shares to which you are entitled under the merger agreement. More information on the documentation you are required to deliver to the exchange agent may be found under the section entitled “The Merger—Manner and Procedure for Exchanging Shares of Trane Common Stock; No Fractional Shares” beginning on page 63. Trane shareholders will not receive any fractional Ingersoll Rand Class A common shares. Instead, they will receive cash, without interest, for any fractional Ingersoll Rand Class A common shares they otherwise would have received in the merger.

Q:	Will I receive dividends before the effective time of the merger?

A:	Trane does not expect to change its dividend policies. Trane expects to continue to pay quarterly dividends on shares of Trane common stock until the effective time of the merger. However, under the merger agreement, Trane has agreed to coordinate with Ingersoll Rand regarding the declaration of any dividends with respect to Trane common stock to ensure that the Trane shareholders will not receive more than one dividend, or fail to receive a dividend, for any single calendar quarter on their shares of Trane common stock (or Ingersoll Rand Class A common shares received in exchange therefor in the merger).

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by the Trane shareholders or if the merger is not completed for any other reason, Trane shareholders will not receive any payment for their shares in connection with the merger. Instead, Trane will remain an independent public company and Trane’s common stock will continue to be listed and traded on the NYSE. Under specified circumstances, Trane may be required to pay Ingersoll Rand a termination fee as described under the section entitled “The Merger Agreement—Termination Fee” beginning on page 89.

Q:	What happens if I sell my shares before the special meeting?

A:	The record date of the special meeting is earlier than the special meeting and the date that the merger is expected to be completed. If you transfer your shares of Trane common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting, but will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

About the Special Meeting

Q:	When and where will the special meeting of Trane shareholders be held?

A:	The special meeting of Trane shareholders will be held in the Trane Learning Center, One Centennial Avenue, Piscataway, New Jersey, on , 2008, at a.m., local time.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker, your broker will not have the discretion to vote your shares. Because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of Trane common stock as of the close of business on the record date, these so-called “broker non-votes” have the same effect as votes cast against the merger agreement.

Q:	If my shares are held through the Trane Employee Stock Ownership Plan, Savings Plan or 401(k) and Thrift Plan, how will my shares be voted?

A:	If you are a participant in the Trane Employee Stock Ownership Plan, the Trane Savings Plan or the Trane 401(k) and Thrift Plan, you will receive one proxy card for all shares allocated to your accounts in these plans. The proxy card will serve as a voting instruction card for the trustee of each of these plans. If you do not vote your shares, the trustee under each plan will vote your shares in the same proportion as shares for which instructions were received under that plan. Many of Trane’s current employees and any former employees holding shares in employee plans who have chosen to do so will receive their proxy card and proxy statement electronically by e-mail. If you hold shares other than through one of these plans, you will receive a separate set of materials, including a separate proxy card and control number, to vote those shares.

Q:	If my shares are held through the Trane Employee Stock Purchase Plan, how will my shares be voted?

A:	You should vote any shares held in a Trane Employee Stock Purchase Plan account by completing the materials sent to you by the custodian for that account. If you do not respond to these materials and properly give your custodian voting instructions, the custodian will not have discretion to vote the shares on your behalf. Because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of Trane common stock as of the close of business on the record date, failure to instruct your custodian how to vote any shares held by you in the Trane Employee Stock Purchase Plan account will have the same effect as votes cast against the merger agreement.

Q:	How will the Trane representatives vote for me?

A:	The Trane representatives, Frederic M. Poses, G. Peter D’Aloia, Mary Elizabeth Gustafsson and Mark C. Cresitello, or anyone else they choose as their substitutes, have been chosen to vote in your place as your proxies at the special meeting or any adjournment thereof. Whether you vote by proxy card, Internet or telephone, the Trane representatives will vote your shares as you instruct them. If you do not indicate how you want your shares voted, the Trane representatives will vote as Trane’s board of directors recommends. If there is an interruption or adjournment of the special meeting before the agenda is completed, the Trane representatives may still vote your shares when the meeting resumes. If a broker, bank or other nominee holds your common stock, they will ask you for instructions and instruct the Trane representatives to vote the shares held by them in accordance with your instructions.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. Your signed proxy card will instruct the persons named on the card to vote your shares at the special meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the adoption of the merger agreement. You may also submit a proxy by telephone or through the Internet by following the instructions with your proxy card. If you do not vote or if you abstain, the effect will be the same as a vote against the merger agreement. If you hold your shares in “street name,” follow the procedures provided by your broker. YOUR VOTE IS VERY IMPORTANT.

Q:	What will happen if I abstain from voting or fail to vote?

A:	An abstention by you or your failure to vote, or to instruct your broker to vote if your shares are held in “street name,” will have the same effect as voting against the proposal to adopt the merger agreement.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of four ways. First, you can send a written notice stating that you want to revoke your proxy to:

Mary Elizabeth Gustafsson, Secretary

Trane Inc.

One Centennial Avenue

Piscataway, New Jersey 08855-6820

Second, you can complete and submit a new later-dated proxy card. Third, you can submit a proxy by telephone or through the Internet at a later time. Fourth, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting in order to do so.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q:	What should Trane shareholders do if they receive more than one set of voting materials for the Trane special meeting?

A:	You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Q:	Who pays for this solicitation?

A:	The expense of filing, printing and mailing this proxy statement/prospectus and the accompanying material will be borne equally by Trane and Ingersoll Rand. In addition, Trane has engaged Georgeson Inc. to assist in the solicitation of proxies for the special meeting for a fee of approximately $20,000, a nominal fee per shareholder contact, reimbursement of reasonable out-of-pocket expenses and indemnification against certain losses, costs and expenses. Trane will bear the costs related to the solicitation of proxies in connection with the special meeting.

Q:	Who can help answer my questions?

A:	If you have any questions about the special meeting or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, please contact Trane’s proxy solicitor:

Georgeson Inc.

199 Water Street – 26th Floor

New York, New York 10038

Telephone: 877-668-1643

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, shareholders are encouraged to carefully read this entire proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. Please see the section entitled “Where You Can Find More Information” beginning on page 127.

Information about the Companies

Ingersoll-Rand Company Limited

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(441) 295-2838

Ingersoll Rand is a Bermuda company and is a leading provider of climate control, industrial and security products offering well-recognized industrial and commercial brands.

The Climate Control Technologies segment provides solutions for customers to transport, preserve, store and display temperature-sensitive products by engaging in the design, manufacture, sale and service of transport temperature control units, heating, ventilation and air conditioning (“HVAC”) systems, refrigerated display merchandisers, beverage coolers, auxiliary power units and walk-in storage coolers and freezers. The Industrial Technologies segment is focused on providing solutions to enhance customers’ industrial and energy efficiency, mainly by engaging in the design, manufacture, sale and service of compressed air systems, tools, fluid and material handling and energy generation systems. The Security Technologies segment is engaged in the design, manufacture, sale and service of mechanical and electronic security products, biometric access control systems, and security and scheduling software.

Ingersoll Rand’s sales are made in the U.S. through branch sales offices and through distributors and dealers across the U.S. Non-U.S. sales are made through numerous subsidiary sales and service companies with a supporting chain of distributors. No material part of Ingersoll Rand’s business is dependent on a single customer or a small group of customers. Ingersoll Rand manufactures many of the component parts included in its products and purchases the principal raw material required for the manufacture of its products through numerous suppliers. Ingersoll Rand maintains extensive research and development facilities and spent $128.6 million (excluding discontinued operations) in 2007 on research and development, including qualifying engineering costs.

On April 30, 2007, Ingersoll Rand completed the sale of its Road Development business unit to AB Volvo in all countries except for India which was completed on May 4, 2007, for cash proceeds of approximately $1.3 billion. On November 30, 2007, Ingersoll Rand completed the sale of its Bobcat, Utility Equipment and Attachments business units to Doosan Infracore, Inc., for cash proceeds of approximately $4.9 billion.

Indian Merger Sub, Inc.

155 Chestnut Ridge Road

Montvale, New Jersey 07645

(201) 573-0123

Indian Merger Sub, Inc. is a Delaware corporation and a wholly-owned subsidiary of Ingersoll Rand. Indian Merger Sub, Inc. was organized on December 7, 2007, solely for the purpose of effecting the merger with Trane. It has not carried on any activities other than in connection with the merger agreement.

Trane Inc.

One Centennial Avenue

Piscataway, New Jersey 08855

(732) 980-6000

Trane Inc., a Delaware corporation, is a leading global manufacturer of commercial and residential HVAC equipment, systems and controls. Trane also provides aftermarket services to the HVAC industry which include: replacement parts and retrofit products, maintenance services for its and other manufacturer’s commercial products and contracting services for the installation, upgrade, and replacement of commercial HVAC systems featuring its products. Trane’s HVAC systems include commercial systems, such as chillers, air handlers, and terminal devices; commercial unitary systems; and split-system and packaged residential systems, including condensing units, furnaces, air handlers, heat pumps, coils, and air filtration devices, as well as HVAC controls, such as thermostats, unit controls, system controls, and building automation systems. Trane markets its HVAC systems, services, and solutions under Trane and American Standard brands primarily through company-owned and independent offices, independent agents, and wholesale distributors. It has operations in North America, Europe, the Middle East, Asia, and South America. On February 1, 2007, Trane (then known as American Standard Companies Inc.) announced that its board of directors had completed a strategic review of Trane and unanimously approved a plan to separate its three businesses during 2007. In furtherance of the plan of separation, on July 31, 2007, Trane completed a spin-off of its Vehicle Controls Systems business, named WABCO Holdings Inc. (NYSE—WBC). On October 31, 2007, Trane completed a sale of its Bath and Kitchen business to affiliates of Bain Capital Partners, LLC for approximately $1.745 billion after closing adjustments but subject to certain post-closing adjustments. Subsequently, American Standard Companies Inc. changed its name to Trane Inc., and on November 28, 2007 Trane began trading on the NYSE under the ticker symbol “TT.”

The Merger (Page 71)

On December 15, 2007, Trane, Ingersoll Rand and Indian Merger Sub, Inc., a wholly-owned subsidiary of Ingersoll Rand, entered into the merger agreement, which is the legal document governing the proposed merger. Subject to the terms and conditions of the merger agreement, Indian Merger Sub, Inc. will be merged with and into Trane, with Trane continuing as the surviving corporation. Upon the completion of the merger, Trane will be a wholly-owned subsidiary of Ingersoll Rand, and Trane common stock will no longer be publicly traded.

Merger Consideration (Page 71)

Trane Common Stock

Pursuant to the merger, each share of Trane common stock will be exchanged for (i) 0.23 of an Ingersoll Rand Class A common share and (ii) $36.50 in cash, without interest. Ingersoll Rand will increase, by up to $1.00 per share, the amount of cash to be included in the merger consideration and decrease the fraction of an Ingersoll Rand Class A common share by an amount having an equivalent value (based on the average of the volume weighted averages of the trading prices of Ingersoll Rand Class A common shares for each of the ten consecutive full trading days ending on the third trading day prior to closing, which we refer to as the Ingersoll Rand Reference Price) as the amount of the increase in cash, if Trane or Ingersoll Rand reasonably determines that those actions are necessary in order to list on the NYSE the Ingersoll Rand Class A common shares to be issued in the merger without the requirement of a vote of Ingersoll Rand shareholders. Holders of Trane common stock will receive cash, without interest, for any fractional Ingersoll Rand Class A common shares they otherwise would have received in the merger.

The exchange ratio relating to the Ingersoll Rand Class A common shares to be issued in the merger is a fixed ratio, which means that it will not change because of a change in the trading price of Ingersoll Rand Class A common shares between now and the time the merger is completed, subject to the adjustment described above. Therefore, the market value of the Ingersoll Rand Class A common shares received by Trane shareholders in the merger will depend on the market price of Ingersoll Rand Class A common shares at the time the merger is completed. The exchange ratio will be reduced if Ingersoll Rand substitutes up to $1.00 per share in cash for a portion of the stock consideration having an equivalent value (based on the Ingersoll Rand Reference Price) under the circumstances described above. A vote by Trane shareholders for the adoption of the merger agreement constitutes approval of the merger whether or not Ingersoll Rand substitutes up to $1.00 per share in cash for a portion of the stock consideration having an equivalent value as described above.

At the time of the execution of the merger agreement, the Ingersoll Rand Class A common shares expected to be issued in the merger (including those common shares to be issued on the exercise of Ingersoll Rand options issued in exchange for Trane stock options) constituted less than 20% of Ingersoll Rand's outstanding Class A common shares. NYSE rules generally require that a listed company like Ingersoll Rand obtain approval of its shareholders if the number of shares of the company’s stock or securities convertible or exercisable for common stock to be issued in connection with a business acquisition represents 20% or more of its outstanding stock. Ingersoll Rand and Trane agreed that the merger would not be subject to a vote of Ingersoll Rand’s shareholders and, accordingly, agreed that Ingersoll Rand would be required to substitute cash of up to $1.00 per share for a portion of the stock consideration having an equivalent value, if necessary, in order to complete the merger without a vote of Ingersoll Rand shareholders in the event the Ingersoll Rand Class A common shares to be issued in the merger constituted 20% or more of Ingersoll Rand's outstanding Class A common shares at closing.

If Ingersoll Rand substitutes cash for a portion of the stock consideration having an equivalent value (based on the Ingersoll Rand Reference Price), Ingersoll Rand will issue a press release announcing the precise amount of stock consideration to be substituted and will provide for a toll-free number, which will be announced in that press release, where Trane shareholders can call to learn the final exchange ratio as adjusted for the substitution. Ingersoll Rand and Trane will make a determination as to whether such substitution will be made prior to the fifth trading day before completion of the merger. Ingersoll Rand will substitute cash of up to $1.00 per share for a portion of the stock consideration having an equivalent value (based on the Ingersoll Rand Reference Price) if the number of Ingersoll Rand Class A common shares to be issued in the merger would equal or exceed 20% of the Ingersoll Rand Class A common shares outstanding immediately prior to the completion of the merger and, therefore, would require a vote of Ingersoll Rand shareholders under the rules of the NYSE.

Treatment of Trane Stock Options

At the effective time of the merger, outstanding Trane stock options (whether vested or unvested) generally will be converted into the right to receive, at the election of each holder, either (1) a cash payment equal to the difference between (i) the exercise price of such stock option and (ii) the sum of (A) the cash consideration plus (B) 0.23 (subject to adjustment if Ingersoll Rand increases the cash consideration and decreases the exchange ratio as described above) multiplied by the Ingersoll Rand Reference Price or (2) a number of fully vested options to purchase Ingersoll Rand Class A common shares (rounded down to the nearest whole share) equal to the number of shares of Trane common stock subject to such option multiplied by 0.96, with appropriate adjustments made to the exercise price under those options based on the value of the merger consideration at closing as determined in accordance with the merger agreement (we refer to the election described in this clause (2) as a “rollover election”). Trane’s board of directors makes no recommendation as to whether any holder of Trane stock options should make a “rollover election” or alternatively elect to receive a cash payment in exchange for Trane stock options held by such holder.

The executive officers of Trane hold vested and unvested Trane stock options. In connection with the stock option election described above, certain executive officers of Trane have executed a side letter with Trane in which they have agreed to make a rollover election with respect to all Trane stock options held by such individual, subject to the pro-ration procedures described in the merger agreement. Those pro-ration procedures provide that Trane stock options held by such individuals (other than certain options that are eligible for favorable tax treatment, referred to as incentive stock options or ISOs) would be cashed out on a pro rata basis to the extent that (A)(i) the total number of options that are to be rolled over (as described in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72 and in the section entitled “The Stock Option Election” beginning on page 93) plus (ii) the number of shares of Trane common stock issued between December 15, 2007 and the closing (other than shares issued upon exercise of Trane stock options or Trane stock-based awards) multiplied by the exchange ratio of 0.23 (as may be adjusted in accordance with the merger agreement), exceeds (B) 8,200,000. The terms and conditions of the election, as well as instructions for making an election, are described in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72 and in the section entitled “The Stock Option Election” beginning on page 93 and in the election package sent to the holders of Trane stock options together with this proxy statement/prospectus.

Treatment of Trane Restricted Stock Units

At the effective time of the merger, all outstanding Trane restricted stock units and any accrued dividends will immediately vest in full and will be converted into the right to receive the merger consideration provided to holders of Trane common stock generally. Any dividends accrued on such restricted stock units will be paid in cash within five business days after the effective time of the merger.

Total Ingersoll Rand shares to be issued

Based on the number of shares of Trane common stock and Trane restricted stock units outstanding as of the record date, the total number of Ingersoll Rand Class A common shares to be issued pursuant to the merger to Trane shareholders (assuming no Trane stock options are exercised and Ingersoll Rand does not substitute cash for stock as described above) would be approximately                             .

Trane Special Meeting (Page 27)

When and Where. The special meeting of Trane shareholders will be held on                     , 2008, at         a.m., local time, in the Trane Learning Center, One Centennial Avenue, Piscataway, New Jersey.

Purposes of the Special Meeting. At the special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement. You will also be asked to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including an adjournment for the purposes of soliciting additional proxies.

Record Date; Voting Power. Holders of Trane common stock as of the close of business on                     , 2008, the record date, are entitled to vote at the special meeting or any adjournment or postponement thereof. Each share of Trane common stock is entitled to one vote. As of the record date,             shares of Trane common stock were outstanding.

Vote Required. The affirmative vote of a majority of the shares of Trane common stock outstanding as of the record date is required to adopt the merger agreement. Acting upon any procedural matters incident to the conduct of the special meeting (including an adjournment of the special meeting) will require the affirmative vote of a majority of the shares of Trane common stock present or represented by proxy at the special meeting and entitled to vote on such matter.

Recommendation of Trane’s Board of Directors (Page 40)

On December 14, 2007, by unanimous vote, Trane’s board of directors:

•	determined the merger agreement and the merger to be advisable and fair to, and in the best interests of, Trane and its shareholders;

•	approved the merger agreement and the merger; and

•	resolved to recommend that Trane shareholders vote in favor of adoption of the merger agreement.

Trane’s board of directors recommends a vote “FOR” adoption of the merger agreement.

Opinion of Lazard Frères & Co. LLC (Page 44)

On December 14, 2007, Trane's board of directors received an oral opinion from Lazard Frères & Co. LLC, which we refer to as Lazard, which oral opinion was subsequently confirmed by delivery to Trane’s board of directors of a written opinion dated December 15, 2007, to the effect that, as of the date of its opinion and subject to the matters described in its opinion, the (x) 0.23 of a Class A common share, par value $1.00 per share, of Ingersoll Rand and (y) $36.50 in cash, per share of Trane common stock (in each case, as may be adjusted in accordance with the merger agreement) to be paid to the holders of Trane’s common stock in the merger was fair, from a financial point of view, to such holders.

Lazard’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Trane might engage or the merits of the underlying business decision by Trane to engage in the merger, and is not intended to and does not constitute a recommendation to any holder of Trane common stock as to how such holder should vote or act with respect to the merger or any matter relating thereto. We encourage you to read the opinion which is attached as Annex B to this proxy statement/prospectus and the section entitled “The Merger—Opinion of Lazard Frères & Co. LLC” beginning on page 44 carefully and in their entirety.

Interests of Certain Persons in the Merger (Page 55)

When considering the recommendation by Trane’s board of directors to vote “FOR” adoption of the merger agreement, you should be aware that certain directors and executive officers of Trane have interests in the merger that are different from, and may conflict with, your interests. On the later of the completion of the merger and June 4, 2008, Jared L. Cohon and Edward E. Hagenlocker, two members of Trane’s current board of directors, will be appointed to the Ingersoll Rand board of directors, and, following the merger, Ingersoll Rand has agreed to take all actions that are necessary to ensure that those two Trane designees are nominated for election to the Ingersoll Rand board of directors at each of the 2009 and 2010 annual shareholders meetings of Ingersoll Rand.

In addition, the directors and executive officers of Trane will receive certain benefits upon completion of the merger, including accelerated vesting of Trane stock options and Trane restricted stock units. Trane’s executive officers and directors hold, in the aggregate, options for 8,378,608 shares of Trane common stock as of April 21, 2008 with an average exercise price of $18.73 per share, and 21,032 restricted stock units as of April 21, 2008, all of which will be fully vested upon completion of the merger. Based on an implied merger consideration of $47.81 per share (calculated using the closing trading price of Ingersoll Rand Class A common shares on December 14, 2007, the last trading day prior to the announcement of the merger), the difference between the implied value of the merger consideration and the weighted average exercise price of $18.73 per share of the Trane stock options held by directors and executive officers of Trane would be $29.08 per share (or approximately $243.6 million in the aggregate), and the aggregate value of the restricted stock units held by directors and executive officers of Trane would be approximately $1.0 million. In addition, certain executive officers will receive cash payments in the form of pro-rated annual and long-term bonus payments in an aggregate amount of approximately $6.73 million, assuming a closing date of May 31, 2008. Additionally, certain executive officers may be entitled to receive payments under Trane’s retention bonus program in connection with the merger, and certain executive officers will be entitled to receive severance payments and benefits in an aggregate amount of approximately $7.12 million in the event such officer’s employment is terminated at or following the merger. Ingersoll Rand has also agreed to continue certain indemnification and insurance arrangements for directors and executive officers of Trane following completion of the merger. Further, at the time the merger agreement was executed Mr. Poses entered into an agreement with Trane to extend his term as Chief Executive Officer for a period up to and including June 30, 2008.

Trane’s board of directors was aware of these interests and considered them in approving the merger agreement. After the execution of the merger agreement, Ingersoll Rand executed employment offer letters with each of Messrs. Edward Schlesinger, David Kuhl, David Pannier and Craig Kissel and Ms. Mary Beth Gustafsson, each an executive officer of Trane.

Regulatory Approvals (Page 64)

Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the HSR Act, the merger may not be completed until notification and report forms have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the applicable waiting period has expired or been terminated. On January 14, 2008, each of Trane and Ingersoll Rand filed its notification and report form under the HSR Act with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and early termination of the applicable waiting period was granted on January 31, 2008.

The merger is also subject to, and the parties’ obligations to complete the merger are conditioned on, approval by governmental authorities in the European Union, China, Canada, South Africa and South Korea under the antitrust/competition laws of those jurisdictions. The competition filing required under the European Community Council Regulations was made by the parties on March 3, 2008 and clearance was granted on April 10, 2008. The competition filing required in China was made by the parties on February 2-3, 2008 and clearance was granted on March 21, 2008. The competition filing required in Canada was made by the parties on January 30, 2008, and clearance was granted on February 14, 2008. The competition filing required in South Africa was made by the parties on February 12, 2008, and clearance was granted on March 19, 2008. The competition filing required in South Korea was made by the parties on January 14, 2008, and clearance was granted on January 17, 2008. Finally, in connection with the merger but not as a condition to complete the merger, the parties have made competition filings as required under the laws of Mexico on February 8, 2008 and the laws of Brazil on January 8, 2008, and clearance was granted in Brazil on February 27, 2008.

Conditions to Completion of the Merger (Page 86)

Trane and Ingersoll Rand are obligated to complete the merger only if they satisfy, or in some cases, waive, several conditions, including the following:

•	the merger agreement has been adopted by the affirmative vote of holders of a majority of the outstanding shares of Trane common stock at the special meeting or an adjournment or postponement thereof;

•	the Ingersoll Rand Class A common shares to be issued to Trane shareholders have been approved for listing on the NYSE, subject to official notice of issuance;

•	the waiting period applicable to the merger under the HSR Act, and certain other applicable foreign antitrust and similar laws described above, has expired or has been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or statute, law, rule, legal restraint or prohibition is in effect that prevents the completion of the merger or makes illegal the consummation of the merger;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, has been declared effective by the U.S. Securities and Exchange Commission, which we refer to in this proxy statement/prospectus as the SEC, and is not the subject of any stop order or proceedings seeking a stop order; and

•	the accuracy of representations and warranties and the performance of obligations under the merger agreement.

No Solicitation by Trane (Page 81)

Subject to certain exceptions, the merger agreement provides that Trane shall not, and shall cause its subsidiaries not to, and shall use its reasonable best efforts to direct its and its subsidiaries’ directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative, not to, directly or indirectly, solicit, initiate or knowingly encourage or knowingly facilitate any “takeover proposal,” as defined in the merger agreement, or the making or consummation of any takeover proposal, or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or otherwise knowingly cooperate in any way with, any takeover proposal.

Restrictions on Recommendation Withdrawal (Page 83)

The merger agreement generally restricts the ability of Trane’s board of directors to withdraw its recommendation that Trane shareholders adopt the merger agreement. However, if Trane's board of directors determines in good faith (after consultation with its outside counsel) that the failure to withdraw this recommendation could reasonably be determined to be inconsistent with its fiduciary duties under applicable law, then Trane’s board of directors may withdraw this recommendation.

Termination of the Merger Agreement (Page 87)

Ingersoll Rand and Trane may agree in writing to terminate the merger agreement at any time without completing the merger, even after the Trane shareholders have voted to adopt the merger agreement. The merger agreement may also be terminated at any time prior to the effective time of the merger in other specified circumstances, including:

•	by either Ingersoll Rand or Trane if:

•

the merger has not been completed on or before September 15, 2008, provided that a party will not have the right to terminate the merger agreement in this circumstance if a material breach of a representation, warranty or covenant in the merger agreement by such party has been a principal cause of the failure of the merger to be completed on or before September 15, 2008;

•

a governmental entity that must grant an approval of the merger that is required as a condition to closing has denied granting such approval and such denial has become final and non-appealable, or any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or action shall have become final and non-appealable, provided that, in each case, the right to terminate the merger agreement in these circumstances will not be available to any party whose material breach of the merger agreement has been the principal cause of such governmental action;

•

the affirmative vote of holders of a majority of the outstanding shares of Trane common stock at the Trane special meeting or any adjournment or postponement thereof to adopt the merger agreement shall not have been obtained upon a vote taken thereon at the Trane special meeting duly convened therefor or at any adjournment or postponement of the special meeting; or

•

the other party breaches or fails to perform any representation, warranty, covenant or agreement set forth in the merger agreement which breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of the other party’s representations and warranties or the other party’s compliance with its covenants and agreements and (ii) is incapable of being cured by the breaching party by September 15, 2008 or, if capable of being cured, was not cured by the breaching party within thirty calendar days following receipt of a written notice of breach or failure to perform from the non-breaching party; or

•

by Ingersoll Rand if prior to the adoption of the merger agreement by Trane shareholders, (i) Trane’s board of directors has withdrawn, modified or qualified in a manner adverse to Ingersoll Rand its recommendation of the merger or Trane’s board of directors has approved, adopted or recommended or publicly proposed to approve, adopt or recommend, a takeover proposal (provided, that Ingersoll Rand’s right to terminate the merger agreement pursuant to clause (i) in circumstances not involving a superior proposal will terminate twenty business days after Trane’s board of directors takes the action specified in clause (i) above), (ii) a takeover proposal was publicly announced and Trane’s board of directors has failed to publicly reaffirm its recommendation of the merger agreement, the merger or the other transactions contemplated by the merger agreement within ten business days of a receipt of a written request to do so by Ingersoll Rand (provided, that Ingersoll Rand only has the right to request such reaffirmation, and Trane’s board of directors only has the obligation to make such public reaffirmation, on two occasions), or (iii) Trane has materially breached its obligations or agreements regarding the non-solicitation of takeover proposals, the procedures relating to the Trane board of directors’ ability to change its recommendation of the merger and terminate the merger agreement, or has materially breached its obligation regarding the delivery of this proxy statement/prospectus or the calling and holding of the special meeting of Trane shareholders to adopt the merger agreement (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within two business days following receipt of a written notice of such breach or failure from Ingersoll Rand);

•	by Trane, prior to the adoption of the merger agreement by Trane shareholders, in connection with a superior proposal (as defined in the merger agreement); or

•

by Trane if all of the conditions to Ingersoll Rand’s obligations to consummate the merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing, provided that such conditions are capable of being satisfied) and Ingersoll Rand has failed to consummate the merger within ten business days after satisfaction of such conditions.

Termination Fee (Page 89)

In connection with the termination of the merger agreement in certain circumstances involving a takeover proposal by a third party or a change in Trane’s board of directors recommendation of the merger to Trane’s shareholders, Trane may be required to pay Ingersoll Rand a termination fee of $315,000,000.

Material United States Federal Income Tax Consequences (Page 65)

Generally, gains arising from receipt of the merger consideration, including the stock portion of the merger consideration, will be taxable to Trane’s shareholders for United Stated federal income tax purposes.

Differences Between the Rights of Trane and Ingersoll Rand Shareholders (Page 112)

As a result of the merger, the holders of Trane common stock will become holders of Ingersoll Rand Class A common shares. Following the merger, Trane shareholders will have different rights as shareholders of Ingersoll Rand than as shareholders of Trane due to differences between the laws of the jurisdictions of incorporation and the different provisions of the governing documents of Trane and Ingersoll Rand.

Ability to Demand Appraisal Rights (Page 68)

Under Delaware law, Trane shareholders of record who do not vote in favor of the merger will be entitled to exercise appraisal rights and obtain payment in cash for the judicially-determined fair value of their shares of Trane common stock in connection with the merger if the merger is completed. The relevant provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, are included as Annex C to this proxy statement/prospectus.

Listing of Ingersoll Rand Class A Common Shares on the NYSE (Page 70)

Ingersoll Rand Class A common shares received by Trane shareholders in the merger will be listed on the NYSE under the symbol “IR.” After completion of the merger, Ingersoll Rand Class A common shares will continue to be traded on the NYSE, but shares of Trane common stock will no longer be listed or traded on the NYSE.

COMPARATIVE PER SHARE DATA

The following table presents certain per share data of Trane and Ingersoll Rand on a historical basis and on an unaudited pro forma basis after giving effect to the merger as if the merger had occurred at December 31, 2007 for the balance sheet data and at January 1, 2007 for the income statement data. The following information should be read in conjunction with the audited consolidated financial statements of Trane and Ingersoll Rand, which are incorporated by reference into this proxy statement/prospectus, and the unaudited pro forma combined condensed financial statements beginning on page 95. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma financial statement information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

As of and for the Year Ended December 31, 2007
Ingersoll Rand—Historical Per Common Share
Dilutive earnings per common share from continuing operations	$2.48
Dividends declared per common share	0.72
Book value per common share	29.01

Trane—Historical Per Common Share
Dilutive earnings per common share from continuing operations	1.96
Dividends declared per common share	0.68
Book value per common share	2.77

Ingersoll Rand Unaudited Pro Forma Combined(1)
Unaudited pro forma per Ingersoll Rand common share:
Dilutive earnings per common share from continuing operations	2.46
Book value per common share	31.86

Unaudited Pro Forma Trane Equivalents(2)
Unaudited pro forma per Trane common share:
Dilutive earnings per common share from continuing operations	0.57
Book value per common share	7.33

(1)	Were Ingersoll Rand to increase the amount of cash paid per share by $1.00, based on a $44.78 price per Ingersoll Rand Class A common share, the exchange ratio would be reduced to 0.21 (assuming an Ingersoll Rand Reference Price of $44.78), and the unaudited pro forma combined book value per common share as of December 31, 2007 would decrease by approximately $0.18. The Trane equivalent per share amounts would be computed by multiplying amounts by 0.21. The impact on pro forma earnings per share amounts would be less than 1%.

(2)	The unaudited pro forma Trane equivalent per share amounts are calculated by multiplying the pro forma combined dilutive earnings per common share from continuing operations and book value per common share by the exchange ratio of 0.23.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Trane’s common stock is listed and traded on the NYSE under the symbol “TT.” Ingersoll Rand’s Class A common shares are listed and traded on the NYSE under the symbol “IR.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Trane common stock and the high and low sales prices of Ingersoll Rand Class A common shares, in each case as reported on the NYSE, as adjusted for all stock splits or stock dividends. In addition, the table also sets forth the quarterly cash dividends per share declared by Trane and Ingersoll Rand with respect to their common stock and common shares, respectively. On                     , 2008, the record date for the special meeting, there were approximately              million shares of Trane common stock outstanding.

	Trane Inc.			Ingersoll-Rand Company Limited
	High	Low	Dividends Declared	High	Low	Dividends Declared
For the quarterly period ended:
2006
March 31, 2006	$43.70	$35.01	$0.18	$44.50	$36.92	$0.16
June 30, 2006	$47.14	$38.57	$0.18	$49.00	$38.75	$0.16
September 30, 2006	$44.14	$37.71	$0.18	$43.32	$34.95	$0.18
December 31, 2006	$46.81	$41.59	$0.18	$41.75	$35.84	$0.18

2007
March 31, 2007	$55.30	$45.21	$0.18	$45.62	$38.25	$0.18
June 30, 2007	$61.23	$51.76	$0.18	$56.63	$43.39	$0.18
September 30, 2007(1)	$63.74	$32.35	$0.16	$56.66	$44.52	$0.18
December 31, 2007	$46.74	$32.09	$0.16	$55.94	$42.94	$0.18

2008
March 31, 2008	$46.61	$42.57	$0.16	$46.57	$34.46	$0.18
June 30, 2008 (through April 22, 2008)	$46.97	$45.80	—	$46.78	$42.73	$0.18

(1)	As part of the planned separation announced by Trane on February 1, 2007, Trane entered into an agreement to sell its former Bath and Kitchen business on July 23, 2007 (which sale was subsequently completed on October 31, 2007) and completed the spin-off of its former Vehicle Control Systems business, known as WABCO, on July 31, 2007. The market prices for Trane’s shares of common stock provided in the table above include the value of the Bath and Kitchen business and Vehicle Control Systems business through the date of the announced sale and spin-off. The spin-off of WABCO was effected through a dividend of all WABCO common stock to holders of Trane common stock, in which holders of Trane common stock received one share of WABCO common stock for every three shares of Trane common stock owned. On July 31, 2007, the last trading day prior to the completion of the spin-off of WABCO, the closing price per share of Trane common stock was $54.05. On August 1, 2007, the first trading day after the completion of the spin-off of WABCO, the closing price per share of Trane common stock was $37.99 and the closing price per share of WABCO common stock was $49.00. As a result of the one-for-three ratio used in the spin-off, on the close of business on August 1, 2007, the first trading day after the completion of the spin-off of WABCO, the per-share combined value of Trane common stock and WABCO common stock was $54.32.

Future dividends on Ingersoll Rand’s Class A common shares, if any, will be at the discretion of its board of directors and will depend on, among other things, Ingersoll Rand’s results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors of Ingersoll Rand may deem relevant, as well as Ingersoll Rand’s ability to pay dividends in compliance with the Companies Act 1981 of Bermuda, as amended. Pursuant to such Act, Ingersoll Rand may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) Ingersoll Rand is, or would be after the payment, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Under the merger agreement, Trane has agreed to coordinate with Ingersoll Rand regarding the declaration of any dividends with respect to Trane common stock to ensure that the Trane shareholders will not receive more than one dividend, or fail to receive a dividend, for any single calendar quarter on their shares of Trane common stock (or Ingersoll Rand Class A common shares received in exchange therefor in the merger).

The following table presents:

•	the last reported sale price of a share of Trane’s common stock, as reported on the NYSE; and

•	the last reported sale price of an Ingersoll Rand Class A common share, as reported on the NYSE;

in each case, on December 14, 2007, the last full trading day prior to the public announcement of the proposed merger, and on                     , 2008, the last practicable trading day prior to the date of this proxy statement/prospectus. The following table also presents the equivalent value of the merger consideration per share of Trane common stock on those dates:

	Ingersoll Rand Common Stock		Trane Common Stock		Equivalent Price Per Share of Trane Common Stock(1)
December 14, 2007		$49.18		$37.20		$47.81
, 2008	$		$		$

(1)	Calculated by adding (a) the cash portion of the merger consideration, or $36.50, and (b) the Ingersoll Rand closing per share stock price multiplied by the exchange ratio of 0.23.

The market value of the Ingersoll Rand Class A common shares to be issued in exchange for shares of Trane common stock upon the completion of the merger will not be known at the time Trane shareholders vote on the proposal to adopt the merger agreement. The above tables show only historical comparisons. Because the market prices of Ingersoll Rand Class A common shares and Trane common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Trane’s shareholders in determining whether to adopt the merger agreement. Trane’s shareholders are encouraged to obtain current market quotations for Ingersoll Rand’s Class A common shares and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the merger agreement. See “Where You Can Find More Information” beginning on page 127.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF INGERSOLL RAND

The selected historical financial data of Ingersoll Rand for each of the years ended December 31, 2007, 2006 and 2005 and as of December 31, 2007 and 2006 have been derived from the audited consolidated financial statements of Ingersoll Rand incorporated by reference in this proxy statement/prospectus. The selected historical financial data for the years ended December 31, 2004 and 2003 and as of December 31, 2005, 2004 and 2003 have been derived from the unaudited consolidated financial statements of Ingersoll Rand, none of which have been included in this proxy statement/prospectus. You should read the following information together with Ingersoll Rand’s consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Ingersoll Rand’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this proxy statement/prospectus.

(In millions, except per share amounts) At and for the years ended December 31,	2007	2006	2005	2004	2003
Net revenues	$8,763.1	$8,033.7	$7,263.7	$6,663.2	$6,083.4
Earnings from continuing operations	733.1	765.0	731.8	554.2	362.5
Earnings from discontinued operations	3,233.6	267.5	322.4	664.5	282.0
Total assets	14,376.2	12,145.9	11,756.4	11,414.6	10,664.9
Total debt	1,453.7	1,984.6	2,117.0	1,880.4	2,315.4
Shareholders’ equity	7,907.9	5,404.8	5,761.9	5,733.8	4,493.3
Basic earnings per common share:
Continuing operations	$2.52	$2.39	$2.17	$1.60	$1.06
Discontinued operations	11.12	0.84	0.95	1.92	0.82
Diluted earnings per common share:
Continuing operations	$2.48	$2.37	$2.14	$1.58	$1.05
Discontinued operations	10.95	0.83	0.95	1.89	0.82
Dividends per common share	$0.72	$0.68	$0.57	$0.44	$0.36

1.	Earnings and dividends per common share amounts have been restated to reflect a two-for-one stock split that occurred in August 2005.
2.	2006-2003 amounts have been restated to reflect the Bobcat, Utility Equipment, Attachments and Road Development business units as discontinued operations.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF TRANE

The selected historical financial data of Trane for each of the years ended December 31, 2007, 2006 and 2005 and as of December 31, 2007 and 2006 have been derived from the audited consolidated financial statements of Trane incorporated by reference in this proxy statement/prospectus. The selected historical financial data for the years ended December 31, 2004 and 2003 and as of December 31, 2005, 2004 and 2003 have been derived from the unaudited consolidated financial statements of Trane, none of which have been included in this proxy statement/prospectus. You should read the following information together with Trane’s consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Trane’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this proxy statement/prospectus.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In millions, except per share data)
Income Statement Data:
Sales	$7,449.6	$6,758.1	$6,014.7	$5,345.5	$4,974.6
Cost of sales	5,331.9	4,796.1	4,308.9	3,872.5	3,778.1
Selling and administrative expenses	1,400.2	1,312.0	1,191.2	1,070.8	791.9

Operating income	717.5	650.0	514.6	402.2	404.6
Other (income) expense(a)	5.5	(8.2)	(13.5)	(10.0)	10.6
Asbestos indemnity, net of recoveries(b)	—	—	—	320.2	10.0
Interest expense	109.6	114.6	113.3	106.2	108.1

Income (loss) from continuing operations before income taxes(c)	602.4	543.6	414.8	(14.2)	275.9
Income tax expense (benefit)(c)	202.2	157.7	95.6	(11.7)	62.3

Income (loss) from continuing operations(c)	$400.2	$385.9	$319.2	$(2.5)	$213.6

Per Share Data:

Income (loss) from continuing operations
Basic	$2.01	$1.91	$1.51	$(0.01)	$0.99
Diluted	$1.96	$1.87	$1.47	$(0.01)	$0.97

Weighted-average common shares outstanding:
Basic	199.0	201.7	211.3	214.8	216.8
Diluted	204.5	206.3	217.0	220.6	221.2

Balance Sheet Data (at end of period):
Total assets	$5,097.3	$7,422.5	$6,867.8	$6,841.8	$5,878.7
Total debt	$1,059.5	$1,715.4	$1,696.2	$1,507.9	$1,679.1
Cash dividends per common share	$0.68	$0.72	$0.60	$—	$—

In 2007, Trane completed the spinoff of its Vehicle Control Systems business and sold its Bath and Kitchen business. Accordingly, the operating results of these two businesses are reported as discontinued operations for all periods.

(a)	In 2007, other (income) expense includes separation and merger advisory fees of $10.0 million ($8.0 million after tax, or $0.04 per diluted share), primarily related to the planned merger with Ingersoll Rand. Other (income) expense from continuing operations in 2006 also included a gain of $15.4 million ($13.8 million, after tax, $.07 per diluted share) related to the sale of operations in Australia.

(b)	In the fourth quarter of 2004, Trane recorded a $307 million ($188 million, net of tax benefit, or $0.85 per diluted share) charge covering estimated net payments for pending and future asbestos-related claims. For a detailed description of the asbestos indemnity matter, see Note 15 of the notes to Trane’s consolidated financial statements contained in Trane’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this proxy statement/prospectus.

(c)	In 2007, income from continuing operations includes $2.6 million ($2.0 million after tax, or $0.01 per diluted share) of expenses related to operational consolidation expenses, primarily for the elimination of 25 jobs and other charges associated with plans initiated throughout 2007 to streamline manufacturing and administrative processes. Income taxes include a tax benefit of $0.6 million related to those expenses. The income tax provision included net tax benefits of $4.5 million ($0.02 per diluted share), which includes benefits associated with foreign audit settlements, the expiration of statute of limitations and adjustments of the 2006 tax provision to the final filed tax returns. The combined effect of the net tax benefits that occurred in 2007, together with other ongoing tax planning activities, resulted in an effective income tax rate of 33.6 percent for the year. In 2006, income from continuing operations includes $2.1 million ($1.4 million after tax, or $0.01 per diluted share) of expenses related to operational consolidation expenses, primarily for the elimination of 42 jobs and other charges associated with plans initiated throughout 2006 to streamline manufacturing and administrative processes. Income taxes include a tax benefit of $0.7 million related to those expenses. The income tax provision included $19.9 million of benefits ($0.10 per diluted share) during 2006 primarily related to the reduction of a tax contingency as a result of an expiring statute of limitations in a jurisdiction outside the United States and amounts principally related to adjustments to the 2005 tax provision to agree to the final 2005 tax returns. The combined effect of the tax benefits that occurred in 2006, together with other ongoing tax planning activities, resulted in an effective income tax rate of 29.0 percent for the year. In 2005, income from continuing operations includes $25.8 million ($17.5 million after tax, or $.08 per diluted share) of expenses related to operational consolidation expenses, primarily for the elimination of 458 jobs and other charges associated with plans initiated throughout 2005 to streamline manufacturing and administrative processes as well as a facility shut down. Income taxes include a tax benefit of $8.3 million related to those expenses. The income tax provision for 2005 also included benefits of $53.1 million ($0.24 per diluted share) from the resolution of tax audits and adjustments of the 2004 tax provision to the final filed tax returns. The combined effect of the tax benefits that occurred in 2005, together with other ongoing tax planning activities, reduced the effective income tax rate to 23.0 percent for the year. In 2004, income from continuing operations includes $7.7 million ($4.9 million after tax, or $0.02 per diluted share) of expenses related to operational consolidation expenses, which included the elimination of 205 jobs during 2004. Income taxes include a tax benefit of $2.8 million related to those expenses. Income taxes in 2004 include a $6.4 million tax benefit ($0.03 per diluted share) from the resolution of tax audits, and a reduction in withholding tax liabilities resulting from the decision not to distribute earnings of certain foreign subsidiaries. In 2003 income from continuing operations include expenses of $8.4 million ($5.4 million after tax, or $0.02 per diluted share) that included the elimination of 234 jobs. Income taxes include a tax benefit of $3.0 million related to those expenses. Income taxes in 2003 include a $19.6 million tax benefit ($0.09 per diluted share) principally because of the resolution of audits and approval of claims for research and development tax credits.

SELECTED UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL DATA OF INGERSOLL RAND

The following table sets forth certain selected unaudited pro forma combined condensed financial data of Ingersoll Rand after giving effect to the merger as if the merger occurred at December 31, 2007 for balance sheet data and at January 1, 2007 for income statement data. See “Unaudited Pro Forma Combined Condensed Financial Data of Ingersoll Rand” beginning on page 95.

The unaudited pro forma financial data in the table below should be read in conjunction with the historical financial statements and accompanying disclosures of Ingersoll Rand and Trane, which are incorporated by reference in this proxy statement/prospectus, and the unaudited pro forma combined condensed financial statements and accompanying disclosures beginning on page 95. The unaudited pro forma combined condensed financial statements are provided for informational purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the periods presented, nor is it necessarily indicative of the future results or financial position of the combined company. In addition, the unaudited pro forma financial statement information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

December 31, 2007
(in millions)
Statement of Income Data (for the year ended)
Net revenues	$16,212.7
Cost of goods sold	(11,631.5)
Selling and administrative expenses	(2,945.8)

Operating income	1,635.4
Interest expense	(543.7)
Other income (expense), net	10.4

Earnings from continuing operations before income taxes	1,102.1
Provision for income taxes	(253.3)

Earnings from continuing operations	$848.8

Balance Sheet Data (as of the end of the period)
Working capital	$(2,049.8)
Total assets	27,145.1
Total debt	6,736.2
Shareholders’ equity	10,113.5

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/ prospectus, you should carefully consider the matters described below in evaluating whether to adopt the merger agreement.

Risk Factors Relating to the Merger

Because the market price of Ingersoll Rand Class A common shares will fluctuate, you cannot be sure of the market value of the shares of Ingersoll Rand Class A common shares that you will receive.

The number of Ingersoll Rand Class A common shares to be received by holders of Trane common stock in the merger as part of the merger consideration is fixed at 0.23 of an Ingersoll Rand Class A common share for each share of Trane common stock. That number will not be adjusted in the event of any increase or decrease in the price of either Ingersoll Rand Class A common shares or Trane common stock. That number would be reduced, however, if Ingersoll Rand substitutes up to $1.00 per share in cash for a portion of the stock consideration having an equivalent value (based on the Ingersoll Rand Reference Price) as the amount of the increase in cash, under the circumstances described under “The Merger—General” beginning on page 30. The price of Ingersoll Rand Class A common shares may vary at the effective time of the merger from its price at the date of this proxy statement/prospectus and at the date of the special meeting. That variation may be the result of changes in the business, operations or prospects of Ingersoll Rand or Trane, market assessments of the likelihood that the merger will be completed and the timing of the merger, regulatory considerations, general market and economic conditions and other factors. In addition to the approval of Trane shareholders, completion of the merger is subject to the expiration or termination of the applicable waiting period, and any extension of the waiting period, under the HSR Act and certain other applicable foreign antitrust and similar laws of certain foreign jurisdictions, and the satisfaction of other customary conditions. On January 31, 2008, early termination of the applicable waiting period under the HSR Act was granted, on February 14, 2008 clearance under the competition law of Canada was received and on April 10, 2008 clearance under the European Community Council Regulations was granted. At the time of the special meeting you will not know the precise dollar value of the merger consideration you will be entitled to receive upon completion of the merger. A vote by Trane shareholders for the adoption of the merger agreement constitutes approval of the merger whether or not Ingersoll Rand substitutes up to $1.00 per share in cash for a portion of the stock consideration having an equivalent value (based on the Ingersoll Rand Reference Price). Trane shareholders are urged to obtain current market quotations for Ingersoll Rand Class A common shares and Trane common stock.

The failure to successfully integrate Trane’s business and operations in the expected time frame may adversely affect Ingersoll Rand’s future results.

The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of Ingersoll Rand and Trane. However, to realize these anticipated benefits, the businesses of Ingersoll Rand and Trane must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Ingersoll Rand and Trane have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies. Any or all of those occurrences could adversely affect Ingersoll Rand’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Ingersoll Rand and Trane.

Trane will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Trane and consequently on Ingersoll Rand. These uncertainties may impair Trane’s ability to retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Trane to defer purchases or other decisions concerning Trane or seek to change existing business relationships with Trane. If key employees depart because of uncertainty about their future roles and the potential complexities of integration, the combined company’s business following the merger could be harmed. In addition, the merger agreement restricts Trane from making certain acquisitions and taking other specified actions without the consent of Ingersoll Rand until the merger occurs. These restrictions may prevent Trane from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 77 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Trane.

The market price for Ingersoll Rand Class A common shares may be affected by factors different from those affecting the shares of Trane.

Upon completion of the merger, holders of Trane common stock will become holders of Ingersoll Rand Class A common shares. Ingersoll Rand’s businesses differ from those of Trane, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of Trane. For a discussion of the businesses of Ingersoll Rand and Trane and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 127.

Some directors and executive officers of Trane have interests in the merger that may differ from the interests of Trane stockholders.

When considering the recommendation by Trane’s board of directors to vote “FOR” adoption of the merger agreement, you should be aware that certain directors and executive officers of Trane have interests in the merger agreement that are different from, and may conflict with, your interests. Following the merger Jared L. Cohon and Edward E. Hagenlocker, two current directors of Trane, will be appointed members of the Ingersoll Rand board of directors and, following the merger, Ingersoll Rand has agreed to take all actions necessary to ensure that those individuals are nominated for election to the Ingersoll Rand board of directors at each of the 2009 and 2010 Ingersoll Rand annual shareholders meetings. The directors and executive officers of Trane will receive certain benefits upon completion of the merger, including accelerated vesting of stock options and restricted stock. Additionally, certain executive officers may be entitled to receive severance payments in connection with the merger in an aggregate amount of approximately $7.12 million and performance bonuses in an aggregate amount of approximately $6.73 million. Ingersoll Rand has agreed to continue certain indemnification arrangements for directors and executive officers of Trane. Trane’s board of directors was aware of these interests and considered them in approving the merger agreement. Please see the section entitled “The Merger—Interests of Certain Persons in the Merger” beginning on page 55 of this proxy statement/prospectus for a further description of these interests.

The Ingersoll Rand Class A common shares to be received by Trane stockholders as a result of the merger will have different rights from the shares of Trane common stock.

Following completion of the merger, Trane stockholders will no longer be stockholders of Trane, a Delaware corporation, but will instead be shareholders of Ingersoll Rand, a Bermuda company. There will be important differences between your current rights as a Trane stockholder and the rights to which you will be entitled as a shareholder of Ingersoll Rand. See “Comparative Rights of Ingersoll Rand Shareholders and Trane Shareholders” beginning on page 112 of this proxy statement/prospectus for a discussion of the different rights associated with Ingersoll Rand Class A common shares.

Failure to complete the merger could negatively impact the stock prices and future business and financial results of Ingersoll Rand and Trane.

If the merger is not completed, the ongoing businesses of Ingersoll Rand or Trane may be adversely affected and Ingersoll Rand and Trane will be subject to several risks, including the following: (i) Trane being required, under certain circumstances, to pay Ingersoll Rand a termination fee of $315 million under the merger agreement; (ii) Trane and Ingersoll Rand having to pay certain costs relating to the merger, such as legal, accounting, financial advisor and printing fees; and (iii) the focus of management of each of the companies on the merger instead of on pursuing other opportunities that could be beneficial to the companies, in each case, without realizing any of the benefits of having the transaction completed. In addition, if the merger is not consummated, Ingersoll Rand and Trane may experience negative reactions from the financial markets and Ingersoll Rand’s and Trane’s customers and employees. If the merger is not completed, Ingersoll Rand and Trane cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Ingersoll Rand or Trane.

Risk Factors Relating to Ingersoll Rand and Trane

Ingersoll Rand’s and Trane’s businesses are and will be subject to the risks described above relating to the merger. In addition, Ingersoll Rand and Trane are, and will continue to be, subject to the risks described in Part I, Item 1A in each of Ingersoll Rand’s annual report on Form 10-K for the year ended December 31, 2007 and Trane’s annual report on Form 10-K for the year ended December 31, 2007, in each case as filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 127 for the location of information incorporated by reference into this proxy statement/prospectus.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus, including those relating to Ingersoll Rand’s and Trane’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “should,” “may,” expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning possible or assumed future results of operations of Ingersoll Rand and Trane as set forth under “The Merger—Ingersoll Rand’s Reasons for the Merger,” “The Merger—Recommendation of Trane's Board of Directors; Reasons for the Merger,” “The Merger—Opinion of Lazard Frères & Co. LLC,” and “The Merger—Financial Projections.” These statements are not historical facts but instead represent only Ingersoll Rand’s and Trane’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include the risk factors set forth above and other market, business, legal and operational uncertainties discussed elsewhere in this document and the documents which are incorporated herein by reference. Those uncertainties include, but are not limited to:

•	the risk of failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval;

•	the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully;

•	the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies;

•	costs related to the proposed transaction;

•	potential disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers;

•	the level of end-market activity in Ingersoll Rand’s and Trane’s commercial and residential markets;

•	weather conditions that could negatively or positively affect business and results of operations;

•	additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries;

•	unpredictable difficulties or delays in the development of new product technology;

•	fluctuations in pricing of products, the competitive environment and related market conditions;

•	changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate;

•	increased regulation and related litigation;

•	access to capital;

•

risks associated with the ongoing obligations of Trane resulting from the completion of its separation plan, including potential post-closing purchase price adjustments and potential indemnification claims by the purchasers of Trane’s Bath and Kitchen business or by WABCO Holdings, Inc., and the ability of such parties to satisfy, when due, the obligations assumed by such parties in connection therewith, including, without limitation, the obligations of WABCO and its subsidiaries under the Indemnification Agreement relating to the potential fines imposed in connection with the European Commission Investigation described in further detail in Trane’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this proxy statement/prospectus; and

•	actions of domestic and foreign governments.

Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

THE TRANE SPECIAL MEETING

General

The special meeting will be held on                     , 2008, at         a.m., local time, at the Trane Learning Center, One Centennial Avenue, Piscataway, New Jersey.

The purposes of the special meeting are to consider and vote upon the adoption of the merger agreement, dated as of December 15, 2007, among Trane, Ingersoll Rand, and Indian Merger Sub, Inc., a wholly-owned subsidiary of Ingersoll Rand, and to consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including any adjournment for the purpose of soliciting additional proxies.

TRANE’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, TRANE AND ITS SHAREHOLDERS AND RECOMMENDS THAT TRANE SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

Record Date; Voting Information; Required Vote

Trane’s board of directors has fixed the close of business on                     , 2008 as the record date for determining the holders of Trane common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Trane common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

As of the record date,             shares of Trane common stock were issued and outstanding and entitled to vote at the special meeting and there were approximately             holders of record of Trane common stock. Each share of Trane common stock entitles the holder to one vote on each matter to be considered at the special meeting. If you are a record holder of Trane common stock, you may vote your shares of Trane common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy; Revocation of Proxies.”

The presence in person or by proxy at the special meeting of the holders of at least a majority of the outstanding shares of Trane common stock entitled to vote at the meeting will constitute a quorum for the special meeting. Properly signed proxies that are marked “abstain” are known as abstentions. Properly signed proxies that are held by brokers in street name on behalf of customers who have not provided their broker with specific voting instructions on nonroutine matters such as the proposal to adopt the merger agreement are known as broker non-votes. Abstentions and broker non-votes will be counted for the purposes of determining whether a quorum exists at the special meeting but will have the same effect as a vote against the proposal to adopt the merger agreement.

The affirmative vote of a majority of the shares of Trane common stock outstanding as of the record date is required to adopt the merger agreement. Acting upon any procedural matters incident to the conduct of the special meeting (including an adjournment of the special meeting) will require the affirmative vote of a majority of the shares of Trane common stock present or represented by proxy at the special meeting and entitled to vote on such matter.

Trane does not expect that any matter other than the proposals listed above will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment of the special meeting, the persons named as proxies will vote in accordance with their judgment.

Voting by Proxy; Revocation of Proxies

Each copy of this proxy statement/prospectus mailed to Trane shareholders is accompanied by a form of proxy and a self-addressed postage pre-paid envelope.

If you are a registered shareholder (that is, if you hold your Trane common stock in certificate form or you hold shares directly through book-entry registration) you should either complete and return the proxy card accompanying this proxy statement/prospectus, or submit a proxy by telephone or through the Internet by following the instructions included with your proxy card, in each case, to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you are a participant in the Trane Employee Stock Ownership Plan (the “ESOP”), the Trane Savings Plan (the “Savings Plan”) or the Trane 401(k) and Thrift Plan (the “Thrift Plan”), you will receive one proxy card for all Trane shares allocated to your ESOP, Savings Plan and Thrift Plan accounts. The proxy card will serve as a voting instruction card for the trustee of the ESOP, the Savings Plan and the Thrift Plan. If you do not vote your Trane shares, the ESOP trustee will vote your ESOP shares in the same proportion as shares for which instructions were received under the ESOP. Similarly, unvoted Trane shares held through the Savings Plan will be voted by the Savings Plan trustee in the same proportion as Trane shares for which instructions were received under the Savings Plan and unvoted Trane shares in the Thrift Plan will be voted by the Thrift Plan trustee in the same proportion as Trane shares for which instructions were received under the Thrift Plan. Many of Trane’s current employees and any former employees holding Trane shares in employee plans who have chosen to do so will receive their proxy card and proxy statement electronically by e-mail. If you hold Trane shares other than through the ESOP, Savings Plan or Thrift Plan, you will receive a separate set of materials, including a separate proxy card and control number, to vote those Trane shares.

You should vote any shares held in a Trane Employee Stock Purchase Plan account by completing the materials sent to you by the custodian for that account. If you do not respond to these materials and properly give your custodian voting instructions, the custodian will not have discretion to vote the shares on your behalf. Because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of Trane common stock as of the close of business on the record date, failure to instruct your custodian how to vote any shares held by you in the Trane Employee Stock Purchase Plan account will have the same effect as votes cast against the merger agreement.

If a broker, bank or other nominee holds shares of common stock for your benefit, and the shares are not in your name on Trane’s stock transfer records, then you are considered a “beneficial owner” of those shares. Trane shares held this way are sometimes referred to as being held in “street name.” In that case, your broker, bank or other nominee will send you instructions on how to vote. If you have not heard from the broker, bank or other nominee who holds your Trane stock, please contact them as soon as possible. If you attend the special meeting in person and want to vote Trane shares beneficially owned by you, you must bring a written proxy from your broker, bank or other nominee that identifies you as the sole representative entitled to vote the Trane shares indicated.

You can revoke your proxy at any time before the vote is taken at the special meeting. If you have not voted through your broker or other nominee, you may revoke your proxy before the proxy is voted by:

•	delivering a written notice of revocation of proxy, which is dated a later date than the initial proxy, to Trane’s Secretary;

•	submitting a duly executed proxy bearing a later date than the initial proxy;

•

submitting a new proxy by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Time) on                     , 2008, or the day before the meeting date if the special meeting is adjourned or postponed; or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

To submit a written notice of revocation or other communications about revoking your proxy, or to request a new proxy card, you should write to:

Mary Elizabeth Gustafsson, Secretary

Trane Inc.

One Centennial Avenue

Piscataway, New Jersey 08855

Attention: Secretary

If your shares of Trane common stock are held in street name, you should follow the instructions of your broker or nominee regarding the revocation of proxies. If your broker or nominee allows you to submit a proxy by telephone or through the Internet, you may be able to change your vote by submitting a proxy again by telephone or through the Internet.

All shares represented by valid proxies received through this solicitation, and not revoked, will be voted in accordance with your instructions on the proxy card. If you submit a proxy by telephone or through the Internet, your shares will be voted at the special meeting as instructed.

If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” adoption of the merger agreement. We intend, with respect to proxies that make no specification as to, or proxies that vote in favor of, the proposal with respect to any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, that the shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote “against” adoption of the merger agreement but do not indicate a vote on the proposal with respect to procedural matters incident to the conduct of the special meeting will not be voted in favor of any adjournment of the special meeting for the purpose of soliciting additional votes in favor of the adoption of the merger agreement.

You should NOT send stock certificates with your proxy cards. If the merger is completed, shareholders will be mailed a transmittal form promptly following the completion of the merger with instructions on how to exchange Trane common stock certificates.

Effects of Abstentions and Broker Non-Votes

Absent specific instructions from the beneficial owner of shares, brokers may not vote shares of Trane common stock with respect to the adoption of the merger agreement, any other matters that may properly come before the special meeting, or any adjournment of the special meeting. For purposes of determining whether shareholders have approved the adoption of the merger agreement, abstentions and broker non-votes will have the same effect as a vote against the merger agreement. For purposes of acting upon any procedural matters incident to the conduct of the meeting (other than adjournment), abstentions and broker non-votes will have no effect on the outcome of the action. For purposes of acting upon any adjournment for the purpose of soliciting additional proxies, abstentions and broker non-votes will have the effect of a vote against the matter.

Share Ownership of Trane Directors and Executive Officers

At the close of business on the record date, Trane’s directors and executive officers as a group owned and were entitled to vote             shares of Trane common stock, representing approximately    % of the outstanding shares of Trane common stock. All of the directors and executive officers of Trane that are entitled to vote at the special meeting have indicated that they currently intend to vote their shares of Trane common stock in favor of adoption of the merger agreement.

Solicitation of Proxies

Trane will bear the costs of soliciting proxies from its shareholders. However, Trane and Ingersoll Rand have agreed to share equally the costs of filing, printing and mailing Ingersoll Rand’s registration statement on Form S-4 and this proxy statement/prospectus. In addition to soliciting proxies by mail, directors, officers and employees of Trane, without receiving additional compensation therefor, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by those persons, and Trane will reimburse those brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with those actions. In addition, Georgeson Inc. has been retained by Trane to assist in the solicitation of proxies. Georgeson may contact holders of shares of Trane common stock by mail, telephone, facsimile, telegraph or in-person interviews and may request brokers, dealers and other nominee shareholders to forward materials to beneficial owners of shares of Trane common stock. Georgeson will receive reasonable and customary compensation for its services (estimated at $20,000) and will be reimbursed for certain reasonable out-of-pocket expenses and other customary costs.

THE MERGER

General

On December 14, 2007, Trane’s board of directors and Ingersoll Rand’s board of directors each approved the merger agreement, which provides for the acquisition by Ingersoll Rand of Trane through a merger of Indian Merger Sub, Inc., a newly formed and wholly-owned subsidiary of Ingersoll Rand, with and into Trane. After the merger, Trane will be the surviving corporation and will be a wholly-owned subsidiary of Ingersoll Rand.

Upon completion of the merger, each share of Trane common stock (other than dissenting shares and shares of Trane common stock held by Trane or any of its subsidiaries or held by Ingersoll Rand) will be converted into the right to receive (i) 0.23 of an Ingersoll Rand Class A common share, par value $1.00 per share, and (ii) $36.50 in cash, without interest. If Trane or Ingersoll Rand reasonably determines that it is necessary in order to list on the NYSE the Ingersoll Rand Class A common shares to be issued in the merger without the requirement of a vote of Ingersoll Rand’s shareholders, Ingersoll Rand will substitute up to $1.00 per share of cash for a portion of the stock consideration having an equivalent value (using a value per Ingersoll Rand Class A common share equal to the Ingersoll Rand Reference Price). We believe it is highly unlikely that it will be necessary to substitute cash for Ingersoll Rand Class A common shares. As of March 31, 2008, there were 272,769,648 Ingersoll Rand Class A common shares outstanding. Therefore, as of such date, up to 54,553,928 Ingersoll Rand Class A common shares could be issued in the merger without the requirement of a vote of Ingersoll Rand’s shareholders. Ingersoll Rand has estimated that 54,334,416 is the greatest number of Class A common shares that it could be required to issue or reserve for issuance upon exercise of options in the merger. This is based on 196,171,126 shares of Trane common stock outstanding on March 31, 2008; 8,200,000 Trane stock options converted into 7,872,000 Ingersoll Rand stock options in the merger (based on the 0.96 option exchange ratio provided in the merger agreement) and the assumption, for the purposes of this analysis, that (1) all shares reserved and available for issuance as of March 31, 2008 under all Trane stock plans will be issued before the closing, increasing the total number of Trane shares outstanding at closing by 1,579,624 shares; (2) all restricted stock units issued as of March 31, 2008 will be converted into Trane common stock, increasing the total number of Trane shares outstanding at closing by 268,939 shares; and (3) all Trane stock options that are vested as of March 31, 2008 or expected to become vested prior to an assumed closing date of May 30, 2008 (other than Trane stock options held by certain executive officers of Trane that have contractually committed not to exercise their Trane stock options prior to the closing as described in the section entitled “The Merger Agreement—Treatment of Stock Options”) will be exercised prior to closing, increasing the total number of Trane shares outstanding at closing by 3,990,815 shares. A vote by Trane’s shareholders for the adoption of the merger agreement constitutes approval of the merger whether or not Ingersoll Rand substitutes up to $1.00 per share in cash for a portion of the stock consideration having an equivalent value as described above.

Background of the Merger

On February 1, 2007, Trane (then known as American Standard Companies Inc., which, prior to the spinoff of the Vehicle Control Systems business and sale of the Bath and Kitchen business, as applicable, is referred to as the company) announced that its board of directors had completed a strategic review of the company and unanimously approved a plan to separate its three businesses during 2007. The announced separation plan included a plan to spinoff the company’s Vehicle Control Systems business and to sell the company’s Bath and Kitchen business, with the company retaining and focusing on its global HVAC business. The board had concluded that separating the company’s businesses into three separate companies would create greater shareholder value than the existing company structure and would provide the separated companies with substantial opportunities and benefits allowing them to more effectively operate their respective businesses, including by providing the separated companies with increased strategic focus, enhanced opportunities for growth, increased market recognition, improved capital flexibility and increased ability to attract, retain and motivate employees.

In furtherance of the separation plan, on July 12, 2007, the board of directors of the company approved the spinoff of its Vehicle Control Systems business into a new publicly traded company named WABCO Holdings Inc. The spinoff of WABCO was completed at 11:59 p.m. on July 31, 2007 and WABCO began trading thereafter as an independent company on the NYSE under the ticker symbol “WBC.”

In addition, on July 23, 2007, the company entered into an agreement to sell its Bath and Kitchen business to affiliates of Bain Capital Partners, LLC. The sale was completed on October 31, 2007 for approximately $1.745 billion after closing adjustments but subject to certain post-closing adjustments. Combined with the proceeds received by the company from the sale of its Venesta Washroom Systems business (which was formerly part of the Bath and Kitchen business) in March 2007, the company’s gross proceeds from the sale of the Bath and Kitchen business totaled approximately $1.91 billion. Upon completion of the sale of the Bath and Kitchen business, the company announced that it intended to use the net proceeds from the sale of the Bath and Kitchen business to repurchase common stock and reduce debt to keep the company at investment-grade standards, and that its board of directors had authorized an additional $750 million for the repurchase of common stock through December 2008. Subsequently, the company changed its name from “American Standard Companies Inc.” to “Trane Inc.” and on November 28, 2007 began trading on the NYSE under the ticker symbol “TT.”

The company’s separation plan did not include or anticipate the sale of Trane to a third party. At the time of the announcement of the separation plan, and at the time the company completed the spin-off of WABCO, the company’s board of directors and management intended for Trane to continue as an independent company and the company had no plan or intent to arrange for the sale of Trane. In addition, none of the company’s or WABCO’s management or their board of directors had any negotiations regarding any acquisition of Trane by Ingersoll Rand or any other third party prior to the spin-off of WABCO and none of the company’s or WABCO’s management or their board of directors had any intention of entering into any such negotiations at the time of the spin-off of WABCO.

On August 1, 2007, Ingersoll Rand’s board of directors held a regularly scheduled meeting, at which the board discussed the potential acquisition of Trane. At the conclusion of the meeting, Ingersoll Rand’s board of directors authorized Herbert L. Henkel, Chairman, President and Chief Executive Officer of Ingersoll Rand, to contact Frederic M. Poses, Trane’s Chief Executive Officer, to discuss a potential transaction.

On August 15, 2007, Mr. Henkel contacted Mr. Poses on an unsolicited basis and without any prior negotiations regarding a potential acquisition of Trane, to set up a meeting with Mr. Poses to discuss a potential combination of the two companies. On August 22, 2007, Mr. Henkel and Mr. Poses met in person and Mr. Henkel expressed an interest in exploring a potential combination of the two companies. During this meeting, Mr. Henkel suggested that the consideration payable in any such potential transaction would consist of cash and Ingersoll Rand Class A common shares, but Mr. Henkel did not propose a purchase price for Trane. In addition, Mr. Henkel indicated that he would be open to discussing the possibility of leadership roles for certain members of Trane’s management team and having directors from Trane’s board of directors serve on Ingersoll Rand’s board following the closing of such transaction. Mr. Poses informed Mr. Henkel that he would discuss with Trane’s board of directors Mr. Henkel’s interest in pursuing such discussions.

Shortly after the August 22, 2007 meeting between Mr. Poses and Mr. Henkel, Mr. Poses contacted Steven E. Anderson, Steven F. Goldstone and Edward E. Hagenlocker, the chairmen of Trane’s three standing committees, to update them on his discussions with Mr. Henkel on August 22, 2007. During this discussion, the independent directors determined that Lazard, which had been retained by Trane to act as its financial advisor in connection with the separation plan, should prepare an updated financial analysis of Trane and an analysis of Ingersoll Rand’s financial strength and capacity to enter into a combination transaction with Trane to assist the board in its consideration of a possible transaction with Ingersoll Rand.

On September 21, 2007, during a call between Mr. Poses, the chairmen of Trane’s three standing committees and Lazard, Lazard discussed its updated financial analysis of Trane and an analysis of Ingersoll Rand’s financial strength and capacity to enter into a combination transaction with Trane. The directors expressed their view that Mr. Poses should not solicit a specific transaction proposal from Ingersoll Rand prior to discussing the Lazard analysis and the possible transaction with the full board at the October 4, 2007 regularly scheduled board meeting.

On October 4, 2007, at a regularly scheduled meeting of Trane’s board of directors, Trane’s management provided the board with an overview of the strategic plan for Trane’s HVAC business, including future business opportunities, the HVAC business’ strategies to address these opportunities and the risks associated therewith, the competitive landscape, and financial projections through 2010. See “—Financial Projections” beginning on page 52. Mr. Poses reported to the board on his discussions with Mr. Henkel and the interest expressed by Ingersoll Rand in pursuing discussions regarding a combination of the two companies. Representatives from Lazard discussed with the board the HVAC business on a stand-alone basis and provided the board with an overview of Ingersoll Rand and an analysis of Ingersoll Rand’s financial ability to acquire Trane at various prices. Representatives from Trane’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to in this proxy statement/prospectus as Skadden, reviewed the legal duties of Trane’s directors in the context of a strategic transaction involving Trane. At the conclusion of this meeting, the independent members of Trane’s board of directors determined, in executive session, to continue to pursue Trane’s strategy of being an independent company focusing on its core HVAC business pursuant to its long-term strategic plan rather than pursuing a business combination with Ingersoll Rand at this time, and to continue with the planned appointment of a new Chief Executive Officer to replace Mr. Poses, who was scheduled to retire at the end of 2007. Following the meeting, Mr. Poses contacted Mr. Henkel by telephone to inform him that Trane desired to remain an independent company and continue to pursue its long-term strategic plan.

Between October 4, 2007 and October 19, 2007, there were no contacts or discussions between the members of Ingersoll Rand’s and Trane’s management or their respective advisors regarding a potential transaction.

On October 6, 2007, at a regularly scheduled meeting of Ingersoll Rand’s board of directors, Mr. Henkel provided an update to board members of his discussions with Mr. Poses regarding a potential business combination with Trane. The board of directors authorized Mr. Henkel to send a letter to Trane proposing a transaction on the terms discussed at the meeting.

On October 19, 2007, Mr. Henkel contacted Mr. Poses by telephone to inform him that Ingersoll Rand would be sending a letter to Trane containing a transaction proposal on October 24, 2007. On October 24, 2007, Ingersoll Rand delivered a written proposal to Trane, which we refer to in this proxy statement/prospectus as the October 24 Proposal. The October 24 Proposal indicated that, based on publicly available information, Ingersoll Rand was interested in acquiring all outstanding shares of Trane common stock for a price of $45.00 per share, representing a total equity consideration of approximately $9 billion. The October 24 Proposal indicated that Trane shareholders would receive approximately two-thirds of the consideration in cash and one-third of the consideration in Ingersoll Rand Class A common shares, with the share consideration not to exceed 20% of Ingersoll Rand’s outstanding shares.

Shortly after delivering the October 24 Proposal, Mr. Henkel contacted Mr. Poses by telephone to emphasize that (i) Ingersoll Rand was ready to move forward on an expedited basis; (ii) Ingersoll Rand was willing to appoint Trane designees to Ingersoll Rand’s board of directors following completion of the transaction; (iii) Ingersoll Rand would consider key members of Trane’s management for leadership roles in the combined company following the transaction; and (iv) Ingersoll Rand would operate Trane as a stand-alone business segment in the combined company. Mr. Henkel also stated that since the proposed cash/stock allocation in the proposal would result in less than 20% of Ingersoll Rand’s outstanding common stock being issued as consideration in the transaction, the closing of the transaction would not be subject to approval by Ingersoll Rand’s shareholders. Mr. Poses informed Mr. Henkel that he would review the October 24 Proposal with Trane’s board of directors.

On October 25, 2007, at a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, Mr. Poses reported on his discussions with Mr. Henkel, and representatives from Skadden and Lazard reviewed the key elements of the October 24 Proposal. The representatives from Skadden also reviewed the directors’ fiduciary duties in considering the proposed transaction. Following preliminary consideration of the October 24 Proposal, the independent members of Trane’s board of directors determined, in executive session, to defer further consideration of the October 24 Proposal until it had received an updated financial analysis from Lazard and further discussed with management and Trane’s advisors potential responses to the October 24 Proposal.

On October 28, 2007, at a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden, Lazard and Davis Polk & Wardwell (which had been retained by the independent members of Trane’s board of directors) were present, representatives from Lazard discussed with the board their financial analysis of Trane. Representatives from Lazard also reviewed the key assumptions in management’s strategic plan for 2007 through 2010, including management’s estimates of revenue growth and margin improvement for such period, and compared that to the revenue growth and margin improvement actually achieved by Trane’s HVAC business from 2003 through 2006 and from 2001 through 2007. Lazard noted the decline in the performance of Trane’s residential systems business as reported in Trane’s recently issued quarterly earnings release and the increasing uncertainty in the outlook for Trane’s end markets, and the impact that such factors have had on the recent trading price of Trane’s common stock. The board discussed in detail the assumptions in the strategic plan, including those pertaining to revenue growth and margin improvement, and the comparisons of projected revenue growth and margin improvement to that achieved in prior periods, and noted that the potentially declining economic conditions may make it more difficult for Trane to achieve the plan. Trane’s board of directors decided to have a further meeting to decide on appropriate steps to be taken in response to the October 24 Proposal.

On November 2, 2007, at a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, the board, after consideration of possible responses to the October 24 Proposal, authorized management to continue discussions with Ingersoll Rand and also authorized Mr. Poses to inform Mr. Henkel that Ingersoll Rand would need to improve its proposed offer price for Trane and that it believed that due diligence on Trane could help Ingersoll Rand in reaching a higher valuation of Trane. Trane’s board of directors also authorized Lazard to contact other potentially interested third parties to determine whether they would have an interest in exploring a possible strategic transaction with Trane. Representatives from Lazard reviewed a list of potential third parties to be contacted and noted that Lazard would contact the parties most likely to be interested in exploring a transaction with Trane. In order to efficiently manage the process of reviewing the October 24 Proposal and any alternatives thereto, Trane’s board of directors also approved the formation of a transaction committee of the board consisting of Mr. Anderson, Mr. Goldstone and Mr. Hagenlocker, the chairmen of Trane’s three standing committees, and Mr. Poses, and authorized the transaction committee to provide advice and guidance to Trane’s management and advisors in the exploration of the opportunity presented by the October 24 Proposal and any other transaction proposals which may be received from other third parties.

Also on November 2, 2007, Mr. Poses contacted Mr. Henkel by telephone to inform him that while Trane was interested in exploring a potential transaction with Ingersoll Rand, the offer put forth by Ingersoll Rand in the October 24 Proposal would need to be improved. Mr. Poses indicated to Mr. Henkel that Trane was willing to permit Ingersoll Rand to conduct due diligence, subject to the execution of a customary confidentiality agreement, to assist Ingersoll Rand in improving its offer. In connection therewith, Mr. Henkel suggested that the principal officers of Ingersoll Rand and Trane have a due diligence meeting on November 9, 2007. Mr. Poses indicated that topics to be covered at that meeting could include, among other things, a discussion of Trane’s strategic plan for 2007 through 2010, possible tax and other synergies and certain of Trane’s contingent liabilities.

During the week of November 5, Mr. Henkel updated the members of Ingersoll Rand’s board of directors on the status of the discussions with Trane.

Trane and Ingersoll Rand entered into a mutual confidentiality agreement, dated November 6, 2007, which included a “standstill” provision. Upon entering into such agreement, each company began conducting detailed financial, business, operational and legal due diligence on the other company. From and after November 6, 2007, Trane and Ingersoll Rand each made available to the other party legal and business due diligence materials and the parties, with assistance from their financial and legal advisors, conducted their respective due diligence investigations, which included discussions and meetings between Trane’s and Ingersoll Rand’s senior management regarding their respective businesses. During this time, each of the parties continued to respond to follow-up questions received from the other party and its respective advisors on various contingent liabilities (which, in the case of Trane, related to the European Commission investigation, other litigation matters and ongoing potential asbestos liabilities, in each case as described in further detail in Trane’s Annual Report on Form 10-K for the year ended December 31, 2007) as well as additional due diligence requests relating to other aspects of the parties’ respective businesses.

On November 8, 2007, at a special meeting of the transaction committee of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, representatives from Lazard reported that since the last meeting of Trane’s board of directors they had spoken with representatives of three of the previously identified companies that were contacted to determine whether they might be interested in exploring a possible transaction with Trane. Lazard reported that two of these three companies stated that they had already done some analysis on Trane based on publicly available information and were not interested in pursuing a transaction and that the third company said it was not interested in pursuing a transaction with Trane at that time. Representatives of Lazard also provided an overview of other potentially interested parties that, should the transaction committee approve, could be contacted by Lazard. Following further discussion, the transaction committee authorized Lazard to contact the additional parties.

On November 9, 2007, the principal officers of Trane and Ingersoll Rand and their legal and financial advisors met in Skadden’s offices and reviewed certain information provided by Trane to Ingersoll Rand, including Trane’s strategic plan for 2007 through 2010. At the end of the meeting, Ingersoll Rand provided Trane with certain additional information requests as part of its continuing due diligence investigation of Trane.

On November 13, 2007, at a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, Mr. Poses reported on discussions with Mr. Henkel following the board meeting on November 2, 2007. Representatives from Lazard gave a detailed report on the results of Lazard’s discussions with the previously identified companies that were contacted to determine whether they might be interested in exploring a possible transaction with Trane, including the fact that four of the companies contacted were not interested in exploring a transaction, three were considering Lazard’s inquiry and would respond as soon as possible and one company had not yet been reached.

On November 14, 2007, representatives from Lazard delivered certain financial projections of Trane to Ingersoll Rand and its financial advisors. See the projections described under the section entitled “—Financial Projections” beginning on page 52.

On November 16, 2007, Ingersoll Rand’s board of directors held a special meeting by teleconference, at which members of Ingersoll Rand’s senior management and representatives of Simpson Thacher & Bartlett LLP, counsel to Ingersoll Rand, which we refer to in this proxy statement/prospectus as Simpson, were present. Mr. Henkel updated the directors on the status of discussions with Trane. Ingersoll Rand’s board of directors and senior management reviewed and discussed strategic considerations relating to the proposed merger and the status of Ingersoll Rand’s due diligence investigation of Trane. During the meeting, Ingersoll Rand’s board of directors discussed the proposed transaction and asked questions of Ingersoll Rand’s senior management. At the conclusion of the meeting, Ingersoll Rand’s directors authorized management to continue to pursue the transaction with Trane.

On November 19, 2007, Mr. Henkel contacted Mr. Poses by telephone to inform him that Ingersoll Rand would be delivering a written proposal shortly containing an offer price of $46.00 per share. Mr. Poses informed Mr. Henkel that this $1.00 increase from the October 24 Proposal was not significant enough and would need to be improved further but that he would discuss any revised proposal with Trane’s board of directors.

On November 20, 2007, Ingersoll Rand delivered a written proposal to Trane, which we refer to in this proxy statement/prospectus as the November 20 Proposal. The November 20 Proposal indicated that, based on publicly available information and the non-public information that Trane had provided to Ingersoll Rand, Ingersoll Rand was prepared to acquire all of the outstanding shares of Trane common stock for a price of $46.00 per share, representing a total equity consideration of approximately $9.2 billion. The November 20 Proposal indicated that the merger consideration would consist of $33.00 in cash and 0.27 of an Ingersoll Rand Class A common share per share of Trane common stock. The aggregate consideration implied in the November 20 Proposal represented a 35% premium to Trane’s closing market price on November 19, 2007. The November 20 Proposal indicated Ingersoll Rand’s willingness to appoint up to two of Trane’s current board members on the board of directors of Ingersoll Rand following the merger, and that Ingersoll Rand anticipated that key members of Trane’s management would have leadership roles following the transaction. While the November 20 Proposal had the full support of Ingersoll Rand’s board of directors, the proposal stated that the offer remained subject to the negotiation of a mutually acceptable merger agreement, approval by the board of directors of Ingersoll Rand and Ingersoll Rand’s completion of confirmatory business, legal, accounting and other due diligence, which Ingersoll Rand expected to complete by December 5, 2007. Finally, the November 20 Proposal included a request that Trane grant Ingersoll Rand a period of exclusivity through December 5, 2007, by which time Ingersoll Rand expected to complete due diligence and have negotiated and executed definitive agreements. Ingersoll Rand’s request for exclusivity was never granted by Trane and the parties continued discussions on a non-exclusive basis.

During the week of November 19, Mr. Henkel updated the members of Ingersoll Rand’s board of directors on the status of the discussions with Trane.

Also on November 20, 2007, Trane received a written non-binding indication of interest for the acquisition of Trane by one of the third parties that had been contacted by Lazard. The third party indicated that it was now working in partnership with a private equity fund. The proposal did not include a purchase price but indicated that the third party would provide Trane with an offer price within ten working days based on Trane’s publicly available information. The proposal (1) included information regarding the financing necessary to complete the proposed acquisition, (2) outlined the need to conduct a detailed due diligence investigation of Trane, (3) indicated that the execution of a definitive merger agreement would be subject to final internal approvals and that it was likely that the proposed transaction would be approved by the requisite regulatory authorities, (4) contemplated that many of Trane’s management team would continue to play important and expanded roles following the transaction and (5) stated that with Trane’s cooperation, due diligence and signing of a definitive agreement could be completed within approximately four weeks.

Later in the evening on November 20, 2007, at a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, representatives from Lazard and Skadden reviewed the contents of the November 20 Proposal, including the fact that the stock component of the consideration offered by Ingersoll Rand was being offered at a fixed exchange ratio, Ingersoll Rand’s request for an exclusivity period until December 5, 2007 and Ingersoll Rand’s contemplated timing to finalize due diligence and sign a definitive agreement. Representatives from Skadden noted that less than 20% of Ingersoll Rand’s outstanding common stock would be issued as consideration in the transaction and, accordingly, the closing of the transaction would not be subject to approval by Ingersoll Rand’s shareholders. Representatives from Lazard reported on the contacts made by Lazard to other third parties that might be interested in a possible transaction with Trane, in which (i) five of the companies indicated that they were not interested in a strategic transaction, (ii) one company indicated that it would need three to four months to consider a transaction and that it would respond to Lazard in due course, (iii) one company could be interested in discussing various joint venture or strategic alliance opportunities but had not specifically expressed an interest in proceeding with an acquisition of Trane as a whole and (iv) one party had submitted the written non-binding indicative proposal on November 20, 2007 described above. Following a discussion regarding the November 20 Proposal, Trane’s board of directors authorized Mr. Poses to respond to Mr. Henkel that, consistent with prior messages, the November 20 Proposal needed to be improved. Trane’s board of directors agreed to reconvene on November 25, 2007 to further review Lazard’s financial analysis of Trane.

On November 21, 2007, Mr. Poses contacted Mr. Henkel by telephone and notified Mr. Henkel that he had discussed the November 20 Proposal with Trane’s board of directors and the board continued to believe that the price offered in the November 20 Proposal needed to be improved. During these discussions, Mr. Henkel indicated to Mr. Poses that he believed Ingersoll Rand could consider increasing the offer set forth in the November 20 Proposal to an aggregate consideration of $47.00 per share.

Later in the day on November 21, 2007, at a special meeting of the transaction committee of Trane’s board of directors, at which members of Trane’s senior management were present, Mr. Poses updated the transaction committee on the proposed agenda for the upcoming board meeting and on the discussions he had with Mr. Henkel on November 21, 2007. The committee authorized Mr. Poses to try to seek further improvements in the offer.

On November 25, 2007, at a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, representatives of Lazard reported that (i) the one remaining company that had been contacted indicated that it was not interested in pursuing a transaction with Trane primarily due to the size and timing of any such transaction, (ii) the third party that had submitted a proposal on November 20, 2007 anticipated delivering a written proposal to Trane on November 27, 2007 that would include its proposed offer price and (iii) Lazard had not received any further communications from the company that had previously indicated a willingness to explore a joint venture or other strategic alliance with Trane. Representatives from Lazard discussed with the board in detail the Lazard updated financial analyses and the terms of the November 20 Proposal. Lazard then reviewed the financial forecasts previously provided to Trane’s board of directors by Trane management which were based on management’s strategic plan for 2007 through 2010 and the forecasts provided to Ingersoll Rand on November 14, 2007. See the section entitled “—Financial Projections” beginning on page 52.

On November 26, 2007, Mr. Henkel contacted Mr. Poses by telephone. Mr. Poses told Mr. Henkel that he had discussed the November 20 Proposal with Trane’s board of directors again on November 25, 2007 and the board continued to believe that the November 20 Proposal needed to be improved. During this conversation, Mr. Henkel responded that he had had further discussions with Ingersoll Rand’s board of directors, and he did not believe that there was much opportunity to improve Ingersoll Rand’s offer to an aggregate consideration beyond $47.00 per share, as previously discussed.

On November 27, 2007, representatives from Lazard contacted representatives from the financial advisors to Ingersoll Rand by telephone to discuss Ingersoll Rand’s $47.00 per share proposal in order to ascertain whether the terms of such proposal could be improved. Lazard was informed that Ingersoll Rand viewed $47.00 per share as a full and fair offer, and that this offer would be presented to Trane in a letter to be sent shortly.

Also on November 27, 2007, Lazard received a written indication of interest from the third party that had submitted a proposal on November 20, 2007. The non-binding proposal was for an acquisition of all of the outstanding shares of Trane common stock for a purchase price of $42.50 per share in cash.

On November 28, 2007, Lazard received a telephone call from representatives from the financial advisors to Ingersoll Rand who informed them that the letter had been delayed because Ingersoll Rand was still considering the aggregate consideration in a revised offer.

Also on November 28, 2007, at a special meeting of the transaction committee of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, Mr. Poses reported on the conversation he had with Mr. Henkel on November 26, 2007, and representatives from Lazard reported on their conversations with the representatives from Ingersoll Rand’s financial advisors. Lazard also reported the details of the written indication of interest that they had received from a third party on November 27, 2007. After discussion, the transaction committee authorized management and Trane’s advisors to continue to engage in discussions with Ingersoll Rand and their advisors to obtain from Ingersoll Rand a revised offer for review by Trane’s board of directors.

Later that day, in the evening of November 28, 2007, Mr. Poses and Mr. Henkel met for dinner. Mr. Henkel indicated to Mr. Poses that $47.00 per share was indeed the highest amount that Ingersoll Rand was prepared to offer, and that Ingersoll Rand was prepared to proceed with its own strategies, including pursuing alternative acquisitions, and forego the opportunity to acquire Trane if Trane did not accept $47.00 per share.

On November 29, 2007, after discussions with members of the board of directors of Ingersoll Rand, Mr. Henkel delivered a written proposal to Trane, which we refer to in this proxy statement/prospectus as the November 29 Proposal. In the November 29 Proposal, Ingersoll Rand confirmed in writing its proposal to acquire all of the outstanding shares of Trane common stock for a per share consideration of $33.50 in cash and 0.27 of an Ingersoll Rand Class A common share. Based on Ingersoll Rand’s closing share price on November 28, 2007, the offer contained in the November 29 Proposal was valued at $47.36 per share. The November 29 Proposal indicated that Ingersoll Rand expected to fund the cash consideration from available cash on the balance sheet and newly issued debt, but the offer would not be subject to a financing contingency and would include only customary conditions, including regulatory approvals, with respect to which Ingersoll Rand did not anticipate any significant issues. In addition, Ingersoll Rand would need to obtain final approval from its board of directors after negotiation of a mutually acceptable definitive merger agreement and completion of due diligence.

On November 30, 2007, at a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, representatives from Lazard noted that, other than the one proposal received on November 27, 2007, which was substantially below the latest proposal from Ingersoll Rand, Lazard had not engaged in discussions with or received any indication of interests from third parties since the last board meeting. After consideration of the one proposal that had been received from a third party, the board determined that, unless the proposal received from the third party on November 27, 2007 was increased significantly, continuing discussions with the third party would not be advisable in light of, among other things, the price offered as compared to the board’s view of the valuation of Trane on a standalone basis and the amount of the latest offer received from Ingersoll Rand. In addition, the board believed, following discussions with Lazard and members of Trane’s senior management, that it was unlikely that the proposal received from such third party would be able to be increased enough to be competitive with the latest offer received from Ingersoll Rand because, among other things, (i) the proposal was made by a third party working with a private equity firm and, as such, would involve substantial leverage at the offer price, (ii) the third party would not be able to realize significant synergies in a combination with Trane, and (iii) the price offered from the third party was substantially below the price offered by Ingersoll Rand. During a subsequent discussion between Lazard and the representatives of the third party, Lazard conveyed the board’s view that the proposal needed to be improved significantly before Trane would enter into discussions regarding a potential transaction with the third party. The third party never increased its $42.50 per share original offer. Representatives of Lazard reported to the board that Lazard and Mr. Poses had engaged in conversations with Mr. Henkel and representatives of the financial advisors to Ingersoll Rand since the last board meeting in an attempt to persuade Ingersoll Rand to raise its offer price. Lazard then reviewed, among other things, the financial terms of the November 29 Proposal. Representatives from Skadden outlined the process should the board decide to move forward. The board also discussed possible price protection mechanisms that could be requested from Ingersoll Rand given that the November 29 Proposal included a fixed exchange ratio. Mr. Poses noted that Ingersoll Rand had continuously indicated a strong reluctance to include any price protection provisions because any increase in the cash portion of the consideration could have a negative impact on Ingersoll Rand’s investment-grade credit rating and Ingersoll Rand would not be able to issue more stock in the merger without triggering the requirement to obtain Ingersoll Rand shareholder approval, and because of Ingersoll Rand’s belief that the inclusion of a price protection mechanism in the merger agreement would provide incentives for traders in Ingersoll Rand common shares to put pressure on Ingersoll Rand’s stock price prior to the closing of the transaction. Trane’s board of directors also considered the risks and benefits associated with remaining as a stand-alone public company, including the prospects and growth opportunities for Trane if it were to remain a stand-alone public company, or attempting to enhance shareholder value through other strategic alternatives. At the conclusion of the meeting, and after extensive discussions, Trane’s board of directors authorized management to continue discussions with Ingersoll Rand regarding a possible transaction, to negotiate a definitive merger agreement and to continue to seek improvement in the terms of the offer, including the possible inclusion of price protections mechanisms in the offer.

On December 1, 2007, Simpson distributed an initial draft merger agreement to Skadden. Skadden delivered comments on the draft merger agreement to Simpson on December 5, 2007.

During the period from December 5, 2007 through December 15, 2007, the parties negotiated the provisions of the merger agreement and the related disclosure schedules. In addition, during this period, Trane and Ingersoll Rand and their respective legal and financial advisors continued due diligence.

On December 5, 2007, Ingersoll Rand’s board of directors held a regular meeting, at which members of Ingersoll Rand’s senior management and representatives of Simpson and Ingersoll Rand’s financial advisors were present. At the meeting, the board was updated on the progress of the negotiations regarding the terms and conditions of the proposed transaction and the results of the due diligence review of Trane. Representatives from Simpson reviewed the legal duties of Ingersoll Rand’s directors in the context of a strategic transaction involving Ingersoll Rand. Representatives of Ingersoll Rand’s financial advisors made a financial presentation to Ingersoll Rand’s board of directors which included a valuation analysis of Trane and the pro forma impact of the transaction on Ingersoll Rand and its credit rating. At the conclusion of the meeting, Ingersoll Rand’s board of directors authorized management to continue negotiations with Trane and attempt to resolve the remaining outstanding issues.

On December 6, 2007, at a regular meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, the board was updated on the status of discussions with Ingersoll Rand and reviewed the terms and conditions of the proposed transaction. At the meeting, representatives of Skadden reviewed the terms of the draft merger agreement that was under negotiation, the principal outstanding open issues between the parties and the timing and process of the proposed merger. At the conclusion of the meeting, and after extensive discussions, Trane’s board of directors authorized management to continue negotiations with Ingersoll Rand and attempt to resolve the remaining outstanding issues and continue to seek improvement in the terms of the offer.

On December 8, 2007, Simpson distributed to Skadden an initial draft of the debt commitment letter that Ingersoll Rand had obtained from its financing sources in connection with the proposed transaction. During the period from December 8, 2007 through December 14, 2007, the parties and their respective legal advisors discussed and revised the debt commitment letter.

On December 9, 2007, the principal officers of Ingersoll Rand and Trane, and representatives of each of their legal and financial advisors, met in Skadden’s offices and reviewed certain information provided by Ingersoll Rand to Trane regarding each of Ingersoll Rand’s business segments and other financial information, including projected financial information, of Ingersoll Rand. Following the business presentations by Mr. Henkel and other members of Ingersoll Rand’s management team, representatives of Skadden and Simpson met to discuss the principal open issues remaining in the latest draft of the merger agreement and disclosure schedules.

On December 10, 2007, representatives of Simpson and Skadden participated in a conference call to continue to discuss the remaining outstanding issues in the merger agreement, including possible price protection features that could be included in the merger agreement, provisions relating to Trane’s right to change its recommendation of or terminate the merger agreement, the amount of the termination fee and the circumstances in which it was payable and the treatment of Trane stock options in the merger.

On December 12, 2007, during discussions between representatives from the financial advisors to Ingersoll Rand and Lazard, representatives from the financial advisors to Ingersoll Rand indicated that Ingersoll Rand was not willing to provide any form of price protection on the value of the Ingersoll Rand common stock to be received in the merger. However, representatives from the financial advisors to Ingersoll Rand noted to representatives of Lazard that Ingersoll Rand was prepared to revise the allocation of consideration offered in the November 29 Proposal by increasing the cash consideration per share to $35.50, and correspondingly reducing the stock consideration exchange ratio from 0.27 to 0.23 of an Ingersoll Rand Class A common share, which would reduce the impact on the value of the total merger consideration in the event that the Ingersoll Rand stock price declined prior to the merger.

Later in the afternoon on December 12, 2007, at a special meeting of the transaction committee of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present, the transaction committee discussed the revised proposal from Ingersoll Rand and Trane’s request for price protection in the merger agreement.

On December 13, 2007, Mr. Poses contacted Mr. Henkel by phone to request that Ingersoll Rand reconsider Trane’s request for price protection. During this conversation, Mr. Henkel expressed again his view that Ingersoll Rand would not be willing to move forward with the proposed transaction if the merger agreement contained any price protection features. However, Mr. Henkel indicated to Mr. Poses that in an effort to resolve the issue, in exchange for not including any price protection features in the merger agreement, Ingersoll Rand was prepared to increase the cash portion of the consideration by an additional $1.00 per share so that Ingersoll Rand’s best and final offer would consist of $36.50 in cash and 0.23 of an Ingersoll Rand Class A common share per share of Trane common stock. Mr. Poses indicated that he would discuss this proposal with Trane’s board of directors at a meeting the following evening.

On December 14, 2007, there was a special meeting of Trane’s board of directors, at which members of Trane’s senior management and representatives of Skadden and Lazard were present. Prior to this meeting, Trane’s board of directors was provided with materials related to the proposed transaction from Lazard and Skadden. At the meeting:

•

representatives of Skadden reviewed with the board its fiduciary duties in considering the proposed transaction and reviewed the developments in the negotiations with Ingersoll Rand, including the terms of the merger agreement and the changes that had been effected to the merger agreement since the last board meeting, the terms of the debt financing commitment that Ingersoll Rand had obtained, and the results of the legal due diligence review of Ingersoll Rand;

•

Trane’s management and Lazard updated the board on the completion of the business and financial due diligence review of Ingersoll Rand and discussed with the board positive and negative factors and risks to be considered in connection with the proposed merger, as discussed in the section entitled “—Recommendation of Trane’s Board of Directors; Reasons for the Merger” beginning on page 40; and

•

representatives of Lazard made a financial presentation and rendered to Trane’s board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated December 15, 2007, to the effect that, as of that date, and based on and subject to the various assumptions made, matters considered and limitations described in the opinion, the aggregate consideration to be paid to the holders of Trane common stock in the merger was fair, from a financial point of view, to such holders, as discussed in the section entitled “—Opinion of Lazard Frères & Co. LLC” beginning on page 44. Such opinion is attached to this proxy statement/prospectus as Annex B. All financial analyses and reports that Lazard delivered prior to December 14, 2007 to Trane’s board of directors that were materially related to the proposed transaction with Ingersoll Rand were substantially similar to the disclosure relating to the December 14, 2007 presentation delivered by Lazard in connection with the rendering of its fairness opinion, which presentation is summarized below in the Section entitled “—Opinion of Lazard Frères & Co. LLC.”

Following careful consideration of the proposed merger agreement and merger, Trane’s board of directors unanimously determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Trane and its shareholders, approved the merger agreement and the merger and resolved to recommend that Trane shareholders vote in favor of adoption of the merger agreement. Trane’s board of directors authorized the appropriate officers of Trane to finalize the merger agreement and related documentation.

Also on December 14, 2007, there was a special meeting of Ingersoll Rand’s board of directors, at which members of Ingersoll Rand’s senior management and representatives of Simpson and Ingersoll Rand’s financial advisors were present. Prior to this meeting, Mr. Henkel had updated the members of the board on December 10, 12 and 13 on the status of negotiations with Trane. During the December 14 meeting, senior management reviewed with the board the progress of the negotiations regarding the terms of the proposed transaction and apprised the board of directors of the results of its due diligence review of Trane. The board received the financial analysis and advice of its financial advisors. In addition, a representative of Simpson reviewed the legal terms of the proposed definitive merger agreement and responded to questions from directors. Ingersoll Rand’s board of directors discussed the proposed transaction and related merger agreement and asked questions of Ingersoll Rand’s senior management and legal and financial advisors. Following deliberations, Ingersoll Rand’s board of directors, by unanimous vote of all directors, approved the merger agreement.

The parties finalized and executed the merger agreement and related documentation on Saturday, December 15, 2007. On Monday, December 17, 2007, before the opening of trading on the NYSE, Trane and Ingersoll Rand issued a joint press release announcing the execution of the merger agreement.

Recommendation of Trane’s Board of Directors; Reasons for the Merger

Trane’s board of directors has unanimously approved the merger agreement and the merger and has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, Trane and the holders of Trane common stock. Accordingly, Trane’s board of directors recommends that Trane shareholders vote “FOR” adoption of the merger agreement.

In reaching its determination to recommend adoption of the merger agreement, Trane’s board of directors consulted with senior management and Trane’s legal and financial advisors and considered various factors, including those listed below.

Trane’s board of directors considered the following factors as generally supporting its decision to enter into the merger agreement:

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The value of the consideration to be received by Trane shareholders pursuant to the merger, including that the implied merger consideration of $48.05 per share (calculated using the closing trading price of Ingersoll Rand Class A common shares on December 13, 2007 of $50.21, which was the last trading day prior to the Trane board meeting to approve the merger agreement) represented a significant premium over the market prices at which Trane common stock had previously traded, including a premium of approximately:

•	34.1% over the closing price of Trane common stock of $35.83 per share on December 13, 2007, the last trading day prior to the Trane board meeting to approve the merger agreement;

•	29.9% over the closing price of Trane common stock of $37.00 per share on December 6, 2007, the trading day that was one week prior to the Trane board meeting to approve the merger agreement;

•	31.0% over the closing price of Trane common stock of $36.69 per share on November 15, 2007, the trading day that was one month prior to the Trane board meeting to approve the merger agreement; and

•	32.5% over $36.27, which was the average closing price of Trane common stock for the thirty trading days prior to the Trane board meeting to approve the merger agreement.

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Trane’s board of directors’ analysis and understanding of the business, operations, financial performance, financial condition, earnings and future prospects of Trane on a stand-alone basis, and Trane’s board of directors’ assessment, based on such analysis and understanding, that the merger with Ingersoll Rand would be more favorable to Trane and its shareholders than remaining an independent public company in light of the potential rewards and risks associated with Trane continuing to operate on a stand-alone basis. Those risks and uncertainties included those relating to Trane’s ability to achieve its future projections and expected margin improvement, and the potential impact on Trane of declining economic conditions in the HVAC industry generally.

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Trane’s board of directors’ belief, after reviewing Trane’s potential strategic alternatives to the merger with Ingersoll Rand, including a merger or other strategic transaction with another third party, and taking into account the preliminary discussions with other third parties that were contacted by Lazard, after the initial contact by Ingersoll Rand, to solicit their potential interest in a strategic transaction with Trane (see “—Background of the Merger” beginning on page 30), that it was unlikely that another party would make or accept an offer to engage in a transaction with Trane that would be more favorable to Trane and its shareholders than the merger with Ingersoll Rand.

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The opinion of Lazard, delivered orally to Trane’s board of directors on December 14, 2007, which was subsequently confirmed by delivery of a written opinion dated December 15, 2007, which provides that, as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations described in the opinion, the merger consideration to be paid to the holders of Trane common stock in the merger was fair, from a financial point of view, to such holders. A copy of the written opinion of Lazard, dated December 15, 2007, which discusses the procedures followed, assumptions made, matters considered and the limitations of the reviews undertaken by Lazard in connection with its opinion, is attached as Annex B to this proxy statement/prospectus. Trane shareholders are urged to read the Lazard opinion in its entirety. See “—Opinion of Lazard Frères & Co. LLC” beginning on page 44.

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The strategic fit and complementary nature of Ingersoll Rand’s and Trane’s respective businesses and the potential presented by the merger with Ingersoll Rand for significant cost and revenue synergies that will benefit the combined company and position the combined company to be able to compete more effectively than Trane would be able to on a stand-alone basis. In this regard, Trane’s board of directors noted that Ingersoll Rand expects the combined company to generate over $300 million in annual pre-tax cost and revenue synergies by 2010. The anticipated synergies include purchase material savings through supplier rationalization and procurement leverage, improvements in manufacturing costs, and lower general and administrative costs. In addition, over a longer term, the combined company is expected to benefit from synergies relating to cross selling and service revenue expansion.

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The Trane board of directors’ familiarity with the business of Ingersoll Rand and assessment of the intrinsic value of Ingersoll Rand’s Class A common shares relative to its recent historical trading prices and the fact that the merger will offer Trane shareholders the opportunity to participate in the potential growth of a larger combined company that is expected to (i) offer a diversified product mix with leading market positions in growth platforms, (ii) have a broad geographic footprint with a strong recurring revenue profile, (iii) have stable end-markets with low overall exposure to new home construction, (iv) have a leading international and domestic distribution network and (v) have substantial cash flows from operations, making the combined company well-positioned to accelerate growth both organically and through acquisitions.

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The fact that a large portion of the merger consideration will be paid in cash, giving Trane shareholders an opportunity to immediately realize value for a significant portion of their investment and providing certainty of value. Moreover, the cash consideration reduces the impact on the overall merger consideration of a decrease in the trading price of Ingersoll Rand’s Class A common shares.

•	The likelihood, determined after consultation with legal counsel, that the regulatory approvals and clearances necessary to complete the merger would be obtained and the fact that Ingersoll Rand has agreed in the merger agreement (i) to use its reasonable best efforts to obtain those approvals and clearances, (ii) not to acquire any entity or enter into any other transaction if that acquisition or transaction would be reasonably likely to materially increase the risk of not obtaining, or materially delay the receipt of, the necessary regulatory approvals and clearances to complete the merger and (iii) to commit and effect any sale, divestiture or disposition of any assets or businesses of Ingersoll Rand or Trane (after the closing of the merger) as may be required in order to avoid any injunction or order by a governmental entity that would prevent or materially delay the closing of the merger, except to the extent that such action would reasonably be likely to have a material adverse effect on Ingersoll Rand and Trane, on a combined basis.

•	The terms and conditions of the merger agreement, including:

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The limited closing conditions to Ingersoll Rand’s obligations under the merger agreement. In particular, the merger agreement contains no financing contingency and is not subject to approval by Ingersoll Rand shareholders;

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The provisions of the merger agreement that allow Trane to engage in negotiations with, and provide information to, third parties, under certain circumstances in response to an unsolicited takeover proposal that Trane’s board of directors determines in good faith, after consultation with its outside legal advisors and its financial advisors, constitutes or could reasonably be expected to lead to a transaction that is more favorable to Trane shareholders than the merger with Ingersoll Rand;

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The provisions of the merger agreement that allow Trane’s board of directors to change its recommendation that Trane shareholders vote in favor of the adoption of the merger agreement, if Trane’s board of directors determines in good faith that the failure to change its recommendation could reasonably be determined to be inconsistent with its fiduciary duties under applicable law;

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The ability of Trane to specifically enforce the merger agreement or pursue damages against Ingersoll Rand in the event of any breach by Ingersoll Rand, including the right to pursue damages on behalf of Trane shareholders for the loss of the merger consideration in the event of a failure by Ingersoll Rand to consummate the merger when the closing conditions have otherwise been satisfied or there has been a breach that contributes to a failure of a closing condition; and

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The provisions of the merger agreement that allow all holders of Trane stock options (other than certain executive officers who have agreed to roll over their options, subject to proration) to choose, through the option election, whether to convert their Trane stock options into Ingersoll Rand stock options or cash-out their Trane stock options in the merger.

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The likelihood that Ingersoll Rand would be able to finance the proposed transaction, in light of the financial resources of Ingersoll Rand and the financing commitments that Ingersoll Rand has obtained from JPMorgan Chase Bank, Credit Suisse and Goldman Sachs which contain limited conditions to funding, and the indications from rating agencies that Ingersoll Rand would retain investment grade ratings after giving effect to the merger and the financing thereof.

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The fact that holders of Trane common stock would own approximately 13% of the combined company’s fully diluted equity immediately following the merger and that Ingersoll Rand has agreed to appoint two members of Trane’s board of directors to Ingersoll Rand’s board of directors and, following the merger, to take all actions necessary to ensure that those members are nominated for election to Ingersoll Rand’s board of directors at each of the 2009 and 2010 annual meetings of Ingersoll Rand shareholders, which is expected to provide a degree of continuity and involvement by Trane directors in the combined company following the merger.

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The fact that because the stock portion of the merger consideration is a fixed number of Ingersoll Rand Class A common shares, Trane’s shareholders will have the opportunity to benefit from any increase in the trading price of Ingersoll Rand’s Class A common shares between the announcement of the merger and the completion of the merger.

Trane’s board of directors also considered certain potentially negative factors in its deliberations concerning the merger, including the following:

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The fact that because the stock portion of the merger consideration is a fixed exchange ratio of Ingersoll Rand Class A common shares to Trane common stock, Trane shareholders could be adversely affected by a decrease in the trading price of Ingersoll Rand Class A common shares during the pendency of the merger, and the fact that the merger agreement does not provide Trane with a price-based termination right or other similar protection. Trane’s board of directors determined that this structure was appropriate and the risk acceptable in view of:

•	The Trane board of directors’ review of the relative intrinsic values and financial performance of Ingersoll Rand and Trane;

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The inclusion in the merger agreement of other structural protections such as the ability of Trane’s board of directors to change its recommendation of the merger whether or not an alternative transaction existed or was publicly announced and the condition in the merger agreement that requires Ingersoll Rand’s representations to be true and correct, subject to certain materiality thresholds, at the time of signing and closing of the merger agreement, including the representation that, since September 30, 2007, there has not been a material adverse effect on the business, assets, financial condition, liabilities or results of operations of Ingersoll Rand and its subsidiaries taken as a whole (as described in “The Merger Agreement—Representations and Warranties” beginning on page 74 and “The Merger Agreement—Conditions to the Merger” beginning on page 86); and

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The fact that a substantial portion of the merger consideration will be paid in a fixed cash amount which reduces the impact of a decline in the trading price of Ingersoll Rand Class A common shares on the value of the merger consideration.

•	The risk that the potential benefits and synergies sought in the merger will not be fully realized and the risks associated with the integration by Ingersoll Rand of Trane.

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The fact that because only approximately 24% of the merger consideration will be in the form of Ingersoll Rand Class A common shares, Trane’s shareholders have a smaller ongoing equity participation in the combined company, including the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of Ingersoll Rand Class A common shares following the merger. Trane’s board of directors considered that Trane shareholders would be able to reinvest the cash received in the merger in Ingersoll Rand Class A common shares.

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The fact that Ingersoll Rand would be more highly leveraged after giving effect to the financing necessary to complete the merger, which may cause the combined company to have reduced financial flexibility for a period of time following the closing.

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The possibility that, notwithstanding the likelihood of the merger being completed, the merger might not be completed and the effect the resulting public announcement of termination of the merger agreement may have on:

•	The trading price of Trane’s common stock; and

•	Trane’s operating results, particularly in light of the costs incurred in connection with the transaction.

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The risk that various provisions of the merger agreement, including the requirement that Trane must pay to Ingersoll Rand a break-up fee of $315 million if the merger agreement is terminated under certain circumstances, may discourage other parties potentially interested in an acquisition of, or combination with, Trane from pursuing that opportunity. However, Trane’s board of directors determined that such provisions were reasonable and consistent with commercial practice.

•	The possible disruption to Trane’s business that may result from the merger and the resulting distraction of the attention of Trane’s management.

•	The fact that gains arising from the receipt of the merger consideration would be taxable to Trane’s shareholders for United States federal income tax purposes.

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The requirement that Trane conduct its business only in the ordinary course prior to the completion of the merger and subject to specified restrictions on the conduct of Trane’s business without Ingersoll Rand’s prior consent (which consent may not be unreasonably withheld, delayed or conditioned), which might delay or prevent Trane from undertaking certain business opportunities that might arise pending completion of the merger.

•	The risks described in the section entitled “Risk Factors” beginning on page 23.

In addition, Trane’s board of directors was aware of and considered the interests that certain of its directors and executive officers may have with respect to the merger that differ from, or are in addition to, their interests as shareholders of Trane generally, as described in “—Interests of Certain Persons in the Merger” beginning on page 55, which Trane’s board of directors considered as being neutral in its evaluation of the proposed merger.

The foregoing discussion of the information and factors considered by Trane’s board of directors is not exhaustive, but Trane believes it includes all the material factors considered by Trane’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Trane’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, Trane’s board of directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors. After considering this information, all members of Trane’s board of directors unanimously approved the merger agreement and the merger, and recommended that Trane shareholders adopt the merger agreement.

Opinion of Lazard Frères & Co. LLC

Under an engagement letter dated January 31, 2007, Trane retained Lazard to perform financial advisory services for Trane’s board of directors in connection with the separation plan that Trane announced in February 2007 and, if requested, to render an opinion to the board of directors as to the fairness, from a financial point of view, to holders of Trane’s common stock of the consideration to be paid to such holders in any transaction within the scope of such engagement letter. On December 14, 2007, Trane’s board of directors received an oral opinion from Lazard, which oral opinion was subsequently confirmed by delivery of a written opinion dated December 15, 2007, to the effect that, as of the date of its opinion and subject to the matters described in its opinion, the (x) 0.23 of a Class A common share, par value $1.00 per share, of Ingersoll Rand and (y) $36.50 in cash, per share of Trane common stock (in each case, as may be adjusted in accordance with the merger agreement) to be paid to the holders of Trane’s common stock in the merger was fair, from a financial point of view, to such holders.

The full text of the Lazard opinion is attached as Annex B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. The description of the Lazard opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Lazard opinion set forth as Annex B. You are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with the opinion. Lazard’s opinion is directed to the board of directors and only addresses the fairness to the holders of Trane’s common stock of the consideration to be paid to such holders in the merger from a financial point of view as of the date of the opinion. Lazard’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Trane might engage or the merits of the underlying business decision by Trane to engage in the merger, and is not intended to and does not constitute a recommendation to any holder of Trane common stock as to how such holder should vote or act with respect to the merger or any matter relating thereto. Lazard’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the Lazard opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the Lazard opinion. Lazard did not express any opinion as to the prices at which shares of Trane common stock or Ingersoll Rand Class A common shares may trade at any time subsequent to the announcement of the merger. The following is only a summary of the Lazard opinion. You are urged to read the entire opinion.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the merger agreement;

•	Analyzed certain publicly available historical business and financial information relating to Trane and Ingersoll Rand;

•

Reviewed various financial forecasts and other data provided to Lazard by Trane relating to its business and financial forecasts and other data provided to Lazard by Ingersoll Rand relating to its business, including forecasts and other data after giving effect to the merger;

•	Held discussions with members of the senior management of Trane and Ingersoll Rand with respect to the businesses and prospects of Trane and Ingersoll Rand, respectively;

•

Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Trane and Ingersoll Rand, respectively;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Trane;

•	Reviewed historical stock prices and trading volumes of Trane’s common stock and Ingersoll Rand’s common shares; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Trane or Ingersoll Rand or concerning the solvency or fair value of Trane or Ingersoll Rand, and was not furnished with any such valuation or appraisal. With respect to financial forecasts reviewed by Lazard, Lazard assumed, with the consent of Trane, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Trane and Ingersoll Rand as to the future financial performance of Trane and Ingersoll Rand, respectively. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed with the consent of the board of directors of Trane, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions of the merger agreement by Trane or Ingersoll Rand. Lazard also assumed, with the consent of Trane, that obtaining the necessary regulatory or third party approvals and consents for the merger will not have an adverse effect on Trane, Ingersoll Rand or the combined company following the merger that would be material for purposes of Lazard’s analyses. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Trane had obtained such advice as it deemed necessary from qualified professionals. Lazard did not express any view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly set forth in Lazard’s opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger or class of such persons, relative to the merger consideration or otherwise.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion as well as analyses that were presented to the board of directors for informational purposes only but were not material to the rendering of Lazard’s opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. For purposes of Lazard’s review, Lazard utilized, among other things, certain projections of the future financial performance of Trane and Ingersoll Rand as described below, as prepared by the management of Trane or Ingersoll Rand, respectively.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Trane and Ingersoll Rand. No company, transaction or business used in Lazard’s analyses as a comparison is identical to Trane, Ingersoll Rand or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Trane Public Market Analysis

There are no US public companies directly comparable to Trane in terms of scale and business mix. As such, Lazard reviewed and analyzed selected public companies that it viewed as reasonably comparable to Trane based on Lazard’s professional judgment and knowledge of the industrial sector, including the HVAC industry and the building products industry. In performing these analyses, Lazard reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable public companies and compared such information to the corresponding information for Trane.

Specifically, Lazard compared Trane to:

•

A group of US publicly traded industrial companies having an enterprise value of over $5 billion that sell products and services to similar sets of customers as Trane, have a comparable revenue growth profile, and whose performance is driven by similar macroeconomic and end-market dynamics as Trane. Although not by itself determinative of the companies selected to be part of this peer group, the range of projected compounded annual revenue growth rate for these companies for the years 2006-2009, according to public research, was in the range of 7% to 13%;

•	A group of US publicly traded building products companies having an enterprise value of over $5 billion that sell finished goods used in residential and commercial buildings; and

•	Lennox International Inc.

Lazard compared Trane to Lennox International Inc. on a stand-alone basis because Lennox International Inc. was the only publicly-traded U.S. company focused purely on HVAC systems other than Goodman Global, Inc., which announced on October 22, 2007 that it had agreed to be acquired by affiliates of Hellman & Friedman LLC (Goodman Global was used as part of Lazard’s private market analysis discussed below).

The industrial group included the following six publicly traded companies:

•	Danaher Corporation;

•	Honeywell International Inc.;

•	ITT Corporation;

•	Illinois Tool Works Inc.;

•	Rockwell Automation, Inc.; and

•	United Technologies Corporation.

The building products group included the following four publicly traded companies:

•	Lennox International Inc.;

•	Masco Corporation;

•	The Black & Decker Corporation; and

•	The Stanley Works.

Based on Institutional Brokers’ Estimate System, or IBES, estimates and other public information, Lazard reviewed, among other things, the enterprise value (based on share prices as of December 13, 2007) of Lennox International and of each of the public companies in the industrial and building products groups as a multiple of such company’s estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2008. A company’s enterprise value is equal to its short and long-term debt plus the market value of its common equity and the value of any preferred stock (at liquidation value), minus its cash and cash equivalents. IBES compiles forward-looking financial estimates made by equity research analysts for U.S. publicly traded companies.

Lazard calculated the following multiples for the aforementioned public trading benchmarks:

Enterprise Value / 2008E EBITDA
Lennox International	7.0x
Industrial Group (Median)	9.5x
Building Products Group (Median)	7.4x

Based on the foregoing calculations and Lazard’s professional judgment, Lazard applied EBITDA multiples of 8.5x to 9.5x to Trane’s calendar year 2008 estimated EBITDA provided by Trane’s management. Such range was determined by Lazard based on its professional judgment after reviewing the foregoing public trading benchmarks and considering a number of elements, whose impact are not subject to quantification or mathematical formulation. Such elements include the fact that the companies in the Building Products Group have more exposure to the residential end-market than Trane does and, unlike Trane, sell a portion of their products through large retailers. Lazard also considered that Lennox International has higher exposure to the residential end-markets, and derives a lesser percentage of its revenues from services than Trane.

Based on the foregoing, Lazard determined an implied price per share range for Trane common stock of $38.75 to $43.40 per share. The per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007) fell above this range.

Trane Private Market Analysis

Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the HVAC industry. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for Trane.

Specifically, Lazard reviewed three merger and acquisition transactions since August 2005 involving companies in the HVAC industry for which sufficient public information was available. Based on public filings, press releases and analyst reports, Lazard reviewed, among other things, the acquired company’s enterprise values implied by the precedent transactions as a multiple of its current year estimated EBITDA.

The precedent transactions were (listed by acquiror followed by the acquired company and the date these transactions were publicly announced):

•	Hellman & Friedman LLC—Goodman Global, Inc. (10-22-07);

•	Daikin Industries, Ltd.—McQuay International (5-18-06); and

•	Johnson Controls, Inc.—York International Corporation (8-24-05).

Lazard calculated the following multiples for the above selected transactions used in its analysis:

Enterprise Value / EBITDA
Hellman & Friedman / Goodman	10.0x
Daikin / McQuay	15.3x
JCI / York	12.0x

Based on the foregoing calculations and Lazard’s professional judgment, Lazard applied EBITDA multiples of 11.0x to 13.0x to Trane’s calendar year 2007 estimated EBITDA provided by Trane’s management. Such range was determined by Lazard based on its professional judgment after reviewing the foregoing multiples and considering a number of elements, whose impact are not subject to quantification or mathematical formulation. Such elements include, among others, the fact that the JCI/York transaction was the most comparable to the Trane/Ingersoll Rand transaction in light of the product mix offered by the target company, followed by the Hellman & Friedman/Goodman transaction given the recent timing of the announcement of that transaction.

Based on the foregoing Lazard determined an implied price per share range for Trane common stock of $43.17 to $51.16 per share. The per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007) fell within this range.

Trane Discounted Cash Flow Analysis

Using projections for fiscal years 2008 through 2010 provided by Trane’s management (which implied a margin improvement of 270 basis points for the period from January 1, 2007 to December 31, 2010) and extrapolations of those projections for fiscal years 2011 and 2012 reviewed and deemed appropriate by Trane management, Lazard performed a discounted cash flow analysis of Trane to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Trane could generate during fiscal years ending December 31, 2008 through 2012. Lazard also calculated estimated terminal values for Trane by applying a range of EBITDA terminal value multiples of 8.5x to 9.5x to Trane’s fiscal year ended December 31, 2012 estimated EBITDA. The unlevered, after-tax free cash flows and terminal values were discounted to present value using discount rates ranging from 8.0% to 10.0%, which were based on the weighted average cost of capital of the six industrial peer companies previously described in this section under the heading “—Trane Public Market Analysis,” and Lennox International Inc. that Lazard, in its professional judgment, viewed as the most relevant companies for purposes of this analysis. Lazard assumed net debt of $155.0 million and a valuation date of December 31, 2007. Based on the foregoing, Lazard calculated an implied price per share range for Trane common stock of $47.20 to $56.16. The per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007) fell within this range.

Lazard also performed a sensitivity analysis to the projected margin improvement of 270 basis points by performing the foregoing analysis assuming both margin improvements of 135 basis points (in line with what Trane achieved between 2003 and 2006) and no margin improvements (in line with what Trane achieved from 2001 to 2007) for the period from January 1, 2007 to December 31, 2010. Based on the foregoing and the other assumptions described in the preceding paragraph, Lazard calculated an implied price per share range for Trane common stock of $42 to $50 when assuming margin improvements of 135 basis points and $37 to $44 when assuming no margin improvements. The per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007) fell within the range when assuming margin improvements of 135 basis points and above the range when assuming no margin improvements.

Other Trane Analyses

The analyses and data described below were presented to the board of directors of Trane for informational purposes only, and were not material to the rendering of Lazard’s opinion because they were not relied on by Lazard in determining the fairness of the merger consideration to be paid to Trane stockholders in the merger.

Present Value of Future Stock Price Analysis

Lazard performed an illustrative analysis of the implied present values of the future stock price of Trane, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings per share, or EPS, and its assumed price to future earnings multiple. For this analysis, Lazard used the financial forecasts for Trane prepared by its management for each of the years in fiscal 2008 to 2010. Lazard first calculated implied per share values for the Trane common stock for each of the fiscal years 2008 to 2010 by applying price to forward earnings multiples of 14.1x (Trane’s price-to-earnings, or P/E, multiple based on its share price as of December 13, 2007 and IBES 2008 estimated EPS as of such date) and 16.1x (the midpoint 2008 P/E multiple implied in Lazard’s public market analysis of Trane), to estimates prepared by Trane’s management of fiscal years 2008 to 2010 EPS. Lazard then discounted those values using an equity discount rate of 12.0%. Assuming a P/E multiple of 14.1x, the foregoing analysis resulted in a range of implied present value per Trane share of $35.85 to $48.03, below the per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007). Assuming a P/E multiple of 16.1x, the foregoing analysis resulted in a range of implied present value per Trane share of $41.08 to $55.03; the per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007) was within that range.

Lazard also performed the foregoing analysis using IBES EPS estimates for fiscal year 2008 and 2009, and an estimated 2010 EPS calculated using the long-term IBES EPS growth rate of 13.0%. Lazard also applied price to forward EPS multiples of 14.1x and 16.1x to such EPS estimates to calculate implied per share values for the Trane common stock for the fiscal years 2008 to 2010, and discounted those values using an equity discount rate of 12.0%. Assuming a P/E multiple of 14.1x, the foregoing analysis resulted in a range of implied present value per Trane share of $35.85 to $39.12. Assuming a P/E multiple of 16.1x, the foregoing analysis resulted in a range of implied present value per Trane share of $41.08 to $44.82. The per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007) was above both ranges.

Present Value of Analyst Target Price Ranges

Lazard also summarized for the board of directors the present value of Wall Street analyst target prices of Trane common stock, assuming a 12% cost of equity. Based on the foregoing, Lazard calculated an implied price per share range for Trane common stock of $34 to $40. The per share merger consideration of $48.05 (based on the closing price of Ingersoll Rand’s Class A common shares on December 13, 2007) fell above this range.

Ingersoll Rand Sum-of-the-Parts Analysis

A sum-of the-parts analysis reviews a business’ operating performance and outlook on a segment-by-segment basis and compares each segment’s performance to a group of publicly traded peer companies to determine an implied market value for the enterprise as a whole. Lazard performed a sum-of-the-parts analysis for the following operating segments of Ingersoll Rand:

•	Climate Control Technologies;

•	Industrial Technologies; and

•	Security Technologies.

The following table indicates the companies reviewed by Lazard in each of these segments:

Climate Control Technologies	Industrial Technologies	Security Technologies
Dover Corporation	Atlas Copco	Assa Abloy AB
Illinois Tool Works Inc.	SPX Corporation	Kaba ILCO
Lenox International Inc.
Trane Inc.

Based on IBES estimates and other public information, Lazard reviewed the enterprise value of each of the public companies listed above as a multiple of such company’s estimated EBITDA for calendar year 2008. Lazard calculated the following multiples for the aforementioned trading benchmarks:

Enterprise Value / 2008E EBITDA (Median)
Climate Control Technologies	8.1x
Industrial Technologies	9.1x
Security Technologies	8.7x

Based on the foregoing, Lazard applied EBITDA multiple ranges of 8.0x to 9.0x, 9.5x to 10.5x and 8.0x to 9.0x to Ingersoll Rand’s 2008 estimated EBITDA (based on both research estimates and Ingersoll Rand management projections) for its climate control, industrial and security segments, respectively.

Based on the foregoing analysis:

•

Lazard calculated an implied range for Ingersoll Rand Class A common shares of $50.40 to $55.88 based on research estimates. The $50.21 price per Ingersoll Rand Class A common share as of December 13, 2007 was below that range.

•

Lazard also calculated an implied range for Ingersoll Rand Class A common shares of $51.36 to $57.05 based on Ingersoll Rand management projections. The $50.21 price per Ingersoll Rand Class A common share as of December 13, 2007 was below that range.

Ingersoll Rand Discounted Cash Flow

Using projections for fiscal years 2008 through 2010 provided by Ingersoll Rand’s management and extrapolations of those projections for fiscal years 2011 and 2012 reviewed and deemed reasonable by Trane management, Lazard performed a discounted cash flow analysis of Ingersoll Rand to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Ingersoll Rand could generate during fiscal years ending December 31, 2008 through 2012. Lazard calculated estimated terminal values for Ingersoll Rand by applying a range of EBITDA terminal value multiples of 8.5x to 9.5x to Ingersoll Rand’s fiscal year ended December 31, 2012 estimated EBITDA. The unlevered, after-tax free cash flows and terminal values were discounted to present value using discount rates ranging from 8.0% to 10.0%, which were based on the weighted average cost of capital of selected peer companies that Lazard viewed as reasonably comparable to Ingersoll Rand. Based on the foregoing, Lazard calculated an implied price per share range for Ingersoll Rand Class A common shares of $58.80 to $68.08. The $50.21 price per Ingersoll Rand Class A common share as of December 13, 2007 was below that range.

Lazard also performed the foregoing analysis based on Wall Street equity research reports. Based on the foregoing and the other assumptions described in the preceding paragraph, Lazard calculated an implied price per share range for Ingersoll Rand Class A common shares of $52.17 to $60.19. The $50.21 price per Ingersoll Rand Class A common share as of December 13, 2007 was below that range.

Other Ingersoll Rand Analyses

The analyses and data described below were presented to the board of directors of Trane for informational purposes only, and were not material to the rendering of Lazard’s opinion because they were not relied on by Lazard in determining the fairness of the merger consideration to be paid to Trane stockholders in the merger.

Present Value of Analyst Target Price Ranges

Lazard also summarized for the board of directors the present value of Wall Street analyst target prices for Ingersoll Rand Class A common shares, assuming a 12% cost of equity. Based on the foregoing, Lazard calculated an implied price per share range for Ingersoll Rand Class A common shares of $46 to $54. The $50.21 price per Ingersoll Rand Class A common share as of December 13, 2007 was within that range.

52-Week Trading Range

Lazard also summarized for the board of directors the 52-week trading range of Ingersoll Rand Class A common shares. The 52-week low price of Ingersoll Rand Class A common shares was $38.03, occurring on December 26, 2006, and the 52-week high price of Ingersoll Rand Class A common shares was $56.66, occurring on July 17, 2007. The $50.21 price per Ingersoll Rand Class A common share as of December 13, 2007 was within that range.

Pro Forma Merger Analysis

Lazard analyzed the potential pro forma effect of the merger on Ingersoll Rand’s projected EPS for calendar years 2008 and 2009 using Ingersoll Rand and Trane management estimates. For purposes of this analysis, Lazard assumed, among other things, pre-tax run rate synergies as provided by Ingersoll Rand management. Lazard noted that the merger is expected to be accretive to Ingersoll Rand IBES EPS in fiscal years 2008 and 2009.

Lazard’s Fees; General Matters

Lazard’s opinion and financial analyses were not the only factors considered by Trane’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Trane’s board of directors or Trane’s management.

In connection with Lazard’s services as financial advisor to Trane’s board of directors, Trane has agreed to pay to Lazard an aggregate fee equal to 0.20% of the aggregate consideration to be paid in the merger, of which 20% is payable upon the rendering of Lazard’s opinion. For these purposes, the “aggregate consideration” generally means the total amount of cash and the fair market value (on the date of payment) of all other property paid or payable to Trane and its affiliates and its and their respective securityholders in connection with the transaction, including the Ingersoll Rand Class A common shares to be issued to Trane shareholders and amounts paid or payable in respect of convertible securities, warrants, stock appreciation rights, options or similar rights, whether or not vested, plus the principal amount of all indebtedness for borrowed money as set forth in the most recent consolidated balance sheet of Trane prior to consummation of the transaction. The aggregate fee currently is estimated to be approximately $20 million based on the closing price of Ingersoll Rand Class A common shares as of April 8, 2008 and Trane’s latest balance sheet as of the date of this proxy statement/prospectus. $4 million of Lazard’s fee was paid following the rendering of Lazard’s opinion, and the remainder is contingent upon the closing of the merger. Trane has also agreed to reimburse Lazard for its reasonable expenses, including the expenses of legal counsel, and to indemnify Lazard and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

The merger consideration was determined through arms-length negotiations between Trane and Ingersoll Rand and was unanimously approved by the Boards of Directors of Trane and Ingersoll Rand. Lazard provided advice to Trane’s Board of Directors during these negotiations. Lazard did not, however, recommend any specific amount of consideration to Trane or Trane’s Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Lazard in the past has provided investment banking services to Trane and certain of its affiliates, for which Lazard has received compensation. Since January 1, 2006, Lazard has received payments from Trane and Trane’s affiliates totaling approximately $12 million, which consists of fees paid to Lazard with respect to its services as financial advisor to Trane in connection with the spin-off of its Vehicle Control Systems business, and the sale of its Bath and Kitchen business. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of Trane/or the securities of Ingersoll Rand and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. Lazard was selected to act as investment banker to the board of directors of Trane because of its expertise and its reputation in investment banking and mergers and acquisitions.

Financial Projections

In the normal course, Trane’s senior management prepares a long-term strategic plan containing internal projections for the upcoming three-year period that is made available to Trane’s board of directors and senior management. Additionally, Trane’s senior management prepares an annual operating plan in the fall of each year, where detailed strategies are identified for the next calendar year and based on the annual operating plan, the financial projections for the next calendar year that are contained in the strategic plan are refined and updated. In connection with the transaction, Trane’s board of directors and Lazard had received and considered such projections for 2008-2010. In addition, certain financial projections based on the strategic plan for the three-year period 2008-2010 were provided to Ingersoll Rand and its financial advisors in connection with their consideration of the merger.

The projections set forth below are included in this proxy statement/prospectus to provide Trane shareholders access to certain nonpublic information considered by Trane’s board of directors during its evaluation of the merger and Lazard in the preparation of its opinion that the consideration to be paid to the holders of Trane’s common stock in the merger was fair, from a financial point of view, to such holders. The inclusion of this information should not be regarded as an indication to any shareholder that Trane’s board of directors or any other recipient of this information considered, or now considers, it to be predictive of actual future results. The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to Trane’s business, many of which are beyond Trane’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year. These financial projections were prepared for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States, which we refer to in this proxy statement/prospectus as GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included in this proxy statement/prospectus were prepared by, and are the responsibility of, Trane’s management. We assume no responsibility (nor do we as a normal course) to update these projections, other than for purposes of the annual operating plan described below. Neither Trane’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Ernst & Young LLP reports incorporated by reference in this proxy statement/prospectus relate to Trane’s historical financial information. They do not extend to the projected financial information and should not be read to do so. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date the projections were prepared that were unforeseen by Trane’s management at the time of preparation. Trane has made publicly available its actual results of operations for the year ended December 31, 2007. Trane shareholders should review Trane’s Annual Report on Form 10-K for the year ended December 31, 2007 to obtain this information. See “Where You Can Find More Information” beginning on page 127. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any shareholder regarding the information included in these projections. The inclusion of projections in this proxy statement/prospectus should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such.

A summary of the projections reflected in Trane’s strategic plan that was delivered to Trane’s board of directors as part of its strategic planning and as one of the factors considered by Trane’s board of directors in connection with their approval of the merger agreement is set forth below. These projections were prepared by Trane management in July 2007, and, as described above, following the completion of the annual operating plan, the July projections were updated for internal purposes in October 2007 to reflect developments outlined in the annual operating plan.

Trane Inc.

Summary Projections

	For the Year Ending December 31,
	2008	2009	2010
	($ in millions)
Revenues:	$7,950	$8,738	$9,525
EBITDA(1)(3):
Strategic Plan	$940	$1,123	$1,270
% Margin	11.8%	12.9%	13.3%
EBIT(2)(3):
Strategic Plan	$827	$1,005	$1,150
% Margin	10.4%	11.5%	12.1%

(1)	EBITDA is defined as net income before interest expense, income taxes, depreciation and amortization, calculated after corporate expenses.
(2)	EBIT is defined as net income before interest expenses and income taxes, calculated after corporate expenses.
(3)	EBITDA and EBIT are not measures of performance under GAAP, and should not be considered as substitutes for measurements prepared in accordance with GAAP. Management analyzes EBIT and EBITDA because such measures are useful to them in understanding operational performance of the business.

The projections set forth above represent those included in the strategic plan, which in the case of 2008 were updated to give effect to the annual operating plan in October 2007 as described above (the “October Projections”). In connection with Ingersoll Rand’s due diligence process, Trane provided to Ingersoll Rand certain financial projections for the three-year period 2008-2010. The summary financial projections provided to Ingersoll Rand were substantially the same as those reflected in management’s original strategic plan, as updated to give effect to the adjustments made in the October Projections. However, the projections provided to Ingersoll Rand included, as an identified line-item, a lower level of contingency reserve to reflect the risks associated with the strategic plan than had been included in the October Projections. The lower level of contingency reserve was utilized in the projections delivered to Ingersoll Rand because management believed Ingersoll Rand would apply its own more conservative level of contingency reserve to the projections. The lower contingency reserve included in the projections delivered to Ingersoll Rand resulted in EBITDA and EBIT of $951 million, $1,168 million and $1,375 million (in respect of EBITDA) and $827 million, $1,023 million and $1,213 million (in respect of EBIT), in each case, for the years ending December 31, 2008, 2009 and 2010, respectively. Trane’s board of directors was aware of and took into account the projections provided to Ingersoll Rand as well as the October Projections prior to approving the merger agreement on December 14, 2007.

Neither Ingersoll Rand nor its management participated in preparing, nor expresses any view on, the financial forecasts reflected in the October Projections, or the assumptions underlying such information. The summary of the October Projections is not included in this proxy statement/prospectus in order to induce any Trane shareholder to vote in favor of the merger or to impact any investment decision with respect to Ingersoll Rand common stock.

BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE INTERNAL FINANCIAL FORECASTS REFLECTED IN THE OCTOBER PROJECTIONS, NEITHER TRANE NOR INGERSOLL RAND UNDERTAKES ANY OBLIGATION TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF OCTOBER PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR.

Neither Trane’s nor Ingersoll Rand’s independent registered public accounting firm, nor any other independent accountants, have examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these internal financial forecasts nor have they expressed any opinion or given any other form of assurance on this information or its achievability.

Ingersoll Rand’s Reasons for the Merger

The Ingersoll Rand board of directors, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, considered the following factors:

•

Trane’s financial condition, results of operations, business, competitive position, reputation, pending legal proceedings and business prospects, as well as current industry, economic, government, regulatory and market conditions and trends.

•

The Ingersoll Rand board of directors’ assessment of the complementary strengths of each of the companies. The Ingersoll Rand board of directors also reviewed information with respect to the prospects of the combined company.

•

Trane’s strategic attractiveness following the recent divestitures of its bath and kitchen and its vehicle control systems businesses, and Ingersoll Rand’s ability to make a strategic acquisition using the proceeds from its recent divestitures.

•	That, because the exchange ratio under the merger agreement is fixed (will not be adjusted for fluctuations in the market price of Ingersoll Rand Class A common shares or Trane common stock), the per share value of the merger consideration to be paid to Trane stockholders on completion of the merger could be significantly more or less than its implied value immediately prior to the announcement of the merger agreement.

•

The terms and conditions of the merger agreement, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in that agreement.

In view of the number and variety of factors considered in connection with its evaluation of the merger, the Ingersoll Rand board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination.

Interests of Certain Persons in the Merger

In considering the recommendation of Trane’s board of directors with respect to the merger agreement, shareholders should be aware that Trane’s executive officers and the members of Trane’s board of directors have interests in the merger that may be different from, or in addition to, the interests of the other shareholders of Trane generally. Trane’s board of directors was aware of these interests and considered them, among other matters, in making their recommendation.

Appointment of Directors

The merger agreement provides that, upon completion of the merger, Ingersoll Rand will appoint two members of Trane’s current board of directors, to be mutually agreed upon by Trane and Ingersoll Rand prior to the closing, to the Ingersoll Rand board of directors, and, following the merger, Ingersoll Rand has agreed to take all actions that are necessary to ensure that the two Trane designees are nominated for election to the Ingersoll Rand board of directors at each of the 2009 and 2010 annual shareholders meeting of Ingersoll Rand. Ingersoll Rand and Trane have agreed that Jared L. Cohon and Edward E. Hagenlocker will be appointed as members of the Ingersoll Rand board of directors following the merger.

Treatment of Trane Equity Awards

Under Trane’s 2002 Omnibus Plan, in the event of a change of control of Trane (the definition of which would be triggered by the merger), any outstanding stock options issued under the plan will become immediately vested and exercisable and the restricted period shall lapse as to any outstanding restricted stock units. The executive officers of Trane as a group held an aggregate of 641,838 unvested Trane stock options and 21,032 unvested restricted stock units as of April 21, 2008. All of these awards will become fully vested at the time of the merger. All of Mr. Poses’ equity awards are currently fully vested.

The following table sets forth the number of unvested stock options to acquire Trane common stock held by Trane’s executive officers as of April 21, 2008 and the approximate value of those unvested options (based on an assumed value per share of Trane common stock immediately prior to the closing of the merger of $46.70, which was the closing price per share of Trane common stock on April 21, 2008, which value may vary):

Name	Unvested Options (No. of Shares)	Weighted Average Exercise Price	Approximate Value of Unvested Options
G. Peter D’Aloia	300,000	$39.07	$2,289,000
Lawrence B. Costello	75,000	$33.53	$987,750
Mary Elizabeth Gustafsson	50,001	$33.53	$658,513
W. Craig Kissel	125,001	$33.53	$1,646,263
David R. Pannier	50,001	$33.53	$658,513
Brad M. Cerepak	18,334	$34.20	$229,175
David S. Kuhl	12,501	$33.53	$164,638
Edward Schlesinger	11,000	$27.81	$207,790

The following table sets forth the number of unvested restricted stock units with respect to Trane common stock held by Trane’s executive officers as of April 21, 2008 and the approximate value of those unvested restricted stock units (based on an assumed value per share of Trane common stock immediately prior to the closing of the merger of $46.70, which was the closing price per share of Trane common stock on April 21, 2008, which value may vary):

Name	Unvested Restricted Stock Units (No. of Shares)	Approximate Value of Unvested Restricted Stock Units
G. Peter D’Aloia	—	—
Lawrence B. Costello	—	—
Mary Elizabeth Gustafsson	—	—
W. Craig Kissel	—	—
David R. Pannier	—	—
Brad M. Cerepak	9,377	$437,906
David S. Kuhl	6,225	$290,708
Edward Schlesinger	5,430	$253,581

In addition to the unvested Trane stock options described above, Trane’s executive officers and directors also hold vested options to acquire Trane common stock. The executive officers and directors have already earned the right to exercise these options; consequently, the merger will not affect the vesting of the options. The following table sets forth the number of vested stock options to acquire Trane common stock held by Trane’s executive officers and directors as of April 21, 2008 and the approximate value of those vested options (based on an assumed value per share of Trane common stock immediately prior to the closing of the merger of $46.70, which was the closing price per share of Trane common stock on April 21, 2008, which value may vary):

Name	Vested Options (No. of Shares)	Weighted Average Exercise Price	Approximate Value of Vested Options
Frederic M. Poses	4,717,653	$13.72	$155,588,196
G. Peter D’Aloia	750,000	$23.70	$17,250,000
Lawrence B. Costello	396,461	$23.12	$9,348,550
Mary Elizabeth Gustafsson	122,199	$28.62	$2,209,358
W. Craig Kissel	781,698	$20.91	$20,159,991
David R. Pannier	396,203	$19.27	$10,867,848
Brad M. Cerepak	106,666	$23.25	$2,501,318
David S. Kuhl	44,999	$25.15	$969,728
Edward Schlesinger	26,000	$27.68	$494,520
Steven E. Anderson	44,700	$24.82	$978,036
Jared L. Cohon	89,700	$18.46	$2,533,128
Paul J. Curlander	21,000	$30.23	$345,870
Steven F. Goldstone	44,700	$24.82	$978,036
Kirk S. Hachigian	10,500	$29.80	$177,450
Edward E. Hagenlocker	49,701	$23.74	$1,141,135
Ruth Ann Marshall	31,800	$28.38	$582,576
Dale F. Morrison	14,646	$30.21	$241,513

Frederic M. Poses, G. Peter D'Aloia, Mary Elizabeth Gustafsson, Lawrence B. Costello, W. Craig Kissel and David R. Pannier, whom we refer to as the “specified option holders,” have agreed to elect to fully convert all of such individuals’ Trane stock options into options to acquire Ingersoll Rand Class A common shares in the merger (except to the extent it is necessary to have such options cancelled in exchange for a cash payment (or “cashed-out”) in order to ensure that the maximum amount of rolled-over options (as described in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72 and the section entitled

“The Stock Option Election” beginning on page 93) is not exceeded). However, options issued under Trane’s Stock Incentive Plan may be, at the election of the option holder, relinquished to Ingersoll Rand (as successor following the merger) in exchange for a cash payment following the merger at any time within the sixty day period after the special meeting of Trane shareholders in which the merger was approved. This cash payment would be equal to the difference between the exercise price of the option and fair market value (which, for options that were vested prior to 2005, is defined to mean the highest price paid for Trane shares in the merger, measured at the time of closing of the merger). As of April 21, 2008, the executive officers, as a group, hold 3,507,517 (including 53,347 ISOs) options which will have this “cash-out” right following the merger.

Treatment of WABCO Equity Awards

Certain of Trane’s executive officers and directors hold unvested options to acquire shares of common stock of WABCO Holdings Inc., which was spun-off from Trane on July 31, 2007. Such WABCO options continue to vest based on the executive officer’s continued employment with Trane and the director’s continued service on Trane’s board of directors, as applicable. Pursuant to the terms of such WABCO options, if the employment of the executive officer with Trane or the service of the director on Trane’s board of directors, as applicable, is terminated under certain circumstances following a change in control of Trane (the definition of which will be triggered by the merger), such executive officer’s or director’s WABCO options will become immediately vested and exercisable. Following the merger, continued service with Ingersoll Rand and its subsidiaries (including Trane) will be treated as continued service for vesting and termination of these WABCO options.

The following table sets forth the number of unvested WABCO options held by Trane’s executive officers and directors as of April 21, 2008 and the approximate value of those unvested options (based on $44.40, which was the closing price of shares of WABCO common stock on April 21, 2008):

Name	Unvested Options (No. of Shares)	Weighted Average Exercise Price	Approximate Value of Unvested Options
G. Peter D’Aloia	49,999	$41.62	$138,997
Lawrence B. Costello	25,000	$41.62	$69,500
Mary Elizabeth Gustafsson(1)	16,668	$41.62	$46,337
W. Craig Kissel(1)	41,667	$41.62	$115,834
David R. Pannier(1)	16,666	$41.62	$46,331
Brad M. Cerepak	6,110	$42.46	$11,853
David S. Kuhl(1)	4,167	$41.62	$11,584
Edward Schlesinger(1)	3,667	$34.53	$36,193
Steven E. Anderson	3,500	$41.62	$9,730
Jared L. Cohon(2)	3,500	$41.62	$9,730
Paul J. Curlander	3,500	$41.62	$9,730
Steven F. Goldstone	3,500	$41.62	$9,730
Kirk S. Hachigian	3,500	$41.62	$9,730
Edward E. Hagenlocker(2)	3,500	$41.62	$9,730
Ruth Ann Marshall	3,500	$41.62	$9,730

(1)	Messrs. Pannier, Kissel, Kuhl and Schlesinger and Ms. Gustafsson entered into employment arrangements with Ingersoll Rand described below under “—Employment Arrangements with Ingersoll Rand.” As a result of their continued service with Ingersoll Rand and its subsidiaries, the options to acquire shares of common stock of WABCO Holdings Inc. as described above will not vest at the closing.
(2)	On the later of the completion of the merger and June 4, 2008, Messrs. Cohon and Hagenlocker will be appointed to the Ingersoll Rand board of directors. Should they accept the designation to serve on the Ingersoll Rand board of directors, the options to acquire shares of common stock of WABCO Holdings Inc. as described above will not vest at the closing.

Treatment of Cash Incentive Awards

Under Trane’s 2002 Omnibus Plan, upon a change of control, all performance periods for annual incentive and long-term incentive awards shall end, and awards shall become payable at target levels, prorated for the portion of the performance period completed prior to the change of control. Each of Trane’s executive officers is expected to have outstanding long-term awards and annual awards with respect to fiscal year 2008 at the time of the merger, which awards will pay out as described in the preceding sentence. The aggregate amount of such payments is expected to be approximately $6.73 million, assuming a closing date of May 31, 2008.

The following table sets forth the amounts expected to be paid to Trane’s executive officers in accordance with the pro-rated annual and long-term bonus payments described in the preceding paragraph, assuming the merger occurs on May 31, 2008:

Name	Approximate Amount of Pro-Rata Payment for Annual and Long-Term Incentive Awards
Frederic M. Poses(1)	$1,700,000
G. Peter D’Aloia	$1,280,000
Lawrence B. Costello	$902,153
Mary Elizabeth Gustafsson	$610,104
W. Craig Kissel	$1,120,000
David R. Pannier	$573,417
Brad M. Cerepak	$322,208
David S. Kuhl	$123,355
Edward Schlesinger	$99,104

(1)	Represents pro-rata payment on long-term incentive awards for periods through December 31, 2007. Mr. Poses is not entitled to payments with respect to subsequent periods (please see “—Agreement with Mr. Poses” on page 60).

Officers’ Severance Plan

Certain of Trane’s executive officers (Messrs. D’Aloia, Kissel, Pannier and Costello and Ms. Gustafsson) are eligible to participate in Trane’s Corporate Officers’ Severance Plan (“Officers’ Severance Plan”). Mr. Poses will not be eligible to receive any severance payments in connection with the merger. The Officers’ Severance Plan provides that any eligible officer whose employment is involuntarily terminated by Trane without cause or who leaves Trane for Good Reason within two years following the occurrence of a change of control (the definition of which would be triggered by the merger) will be paid a lump sum amount equal to two times the executive officer’s annual base salary at the time of termination or departure, plus one times such officer’s then current annual incentive target award, plus one proration of the current annual incentive target award (but, only to the extent not payable under the Annual Incentive Plan or otherwise). In addition, group life and group medical coverage will be continued for up to 24 months following the officer’s termination or departure. The Officers’ Severance Plan also provides for reimbursement of financial planning services of up to $5,000 if such expenses are submitted within one year of the executive’s termination of employment. For purposes of the Officers’ Severance Plan, “Good Reason” is defined to mean the occurrence of any of the following events: (a) an adverse change in the executive’s position or status as an executive or a material diminution in the executive’s duties, authority, or responsibilities; assignment of any duties or responsibilities to executive which are inconsistent with executive’s status or position; or removal of the executive from or any failure to reappoint or reelect executive to his or her position(s) (except in connection with the termination of his or her employment for cause, disability or retirement or as result of his or her death or by him or her other than for Good Reason); (b) relocation of the executive’s principal place of employment to a location that is at least 30 miles further from the executive’s principal residence than his current principal place of employment; (c) a reduction by Trane in the executive’s base salary; (d) the taking of any action by Trane that would substantially diminish the aggregate projected value of the executive’s award opportunities under Trane’s incentive plans in which he or she was participating at the time of the taking of such action; (e) the taking of any action by Trane that would substantially diminish the aggregate value of the benefits provided to the executive under Trane’s medical, health, accident, disability, life insurance, thrift and retirement plans in which he or she was participating at the time of the taking of such action; or (f) any purported termination by Trane of the executive’s employment that is not a termination for cause provided that this shall not include termination due to retirement. In all cases a termination for Good Reason shall not have occurred unless the executive gives the company written notice of the event constituting Good Reason within sixty (60) days of its occurrence and the company fails to cure the event within thirty (30) days of receipt of such notice. The Officers’ Severance Plan also entitles an executive to receive an additional “excise tax gross-up” payment following a change of control, if required, to compensate the executive for any excise taxes imposed under the Internal Revenue Code on certain compensation received on account of a change of control. In the event that, immediately following the merger, each of Trane’s executive officers was terminated in a manner which entitled such executive to benefits under the Officers’ Severance Plan, the executive officers would receive payments and benefits with an aggregate value of approximately $6.04 million.

The following table sets forth the approximate amount of payments and the value of benefits that the executive officers who participate in the Officers’ Severance Plan would receive if each such executive officer’s employment were to be terminated immediately following the merger, assuming the merger occurs on May 31, 2008:

Name	Approximate Cash Severance Benefit (including any gross-up payments)	Approximate Value of Continued Welfare Benefits and Financial Planning Reimbursement
G. Peter D’Aloia	$1,620,000	$22,447
Lawrence B. Costello	$1,147,500	$21,713
Mary Elizabeth Gustafsson	$967,250	$27,258
W. Craig Kissel	$1,417,500	$29,166
David R. Pannier	$765,000	$20,914

Change of Control Severance Plan

Trane’s other executives (not including Mr. Poses, but including the other executive officers listed below) participate in Trane’s Change of Control Severance Plan. The Change of Control Severance Plan provides severance benefits to executives in the event their employment is involuntarily terminated without cause or they leave for good reason within two years of the occurrence of a change of control (the definition of which would be triggered by the merger). Severance benefits provided include one year’s base salary and one current Annual Incentive Plan target award (but only to the extent not payable under the Annual Incentive Plan or otherwise), continuation of group medical and group life coverage for up to one year and outplacement services. Payments under the Change of Control Severance Plan will be reduced to the extent necessary to prevent them being subject to excise taxes under the Internal Revenue Code.

The following table sets forth the approximate amount of payments and the value of benefits that the listed executive officers (each of whom participate in the Change of Control Severance Plan) would receive if each such executive officer’s employment were to be terminated immediately following the merger, assuming the merger occurs on May 31, 2008:

Name	Approximate Cash Severance Benefit	Approximate Value of Continued Welfare Benefits and Outplacement
Brad M. Cerepak	$457,250	$21,058
David S. Kuhl	$294,298	$21,031
Edward Schlesinger	$261,906	$20,961

In addition to Trane’s existing severance arrangements, the merger agreement permits Trane to implement an enhanced severance commitment in connection with the merger. The enhanced severance commitment does not apply to Trane’s executive officers. Additionally, the merger agreement permits Trane to establish a cash retention pool, up to an estimated $20 million in the aggregate to be available for awards consistent with past practice to employees. Of the $20 million retention pool, $4 million is expected to be used for short term retention bonuses for key individuals necessary to complete the merger transaction and Trane has the authority to determine the recipients, size and terms of the awards within the $4 million pool, subject to good faith consultation with Ingersoll Rand and an aggregate maximum award of one times the recipient’s annual base compensation. Messrs. Poses, D’Aloia, Costello, Kissel and Pannier and Ms. Gustafsson, who are referred to as the specified option holders, are not eligible for awards from the $4 million short-term retention pool. The remaining $16 million of the retention pool will be used for long-term retention for Trane employees that are expected to be employed by Ingersoll Rand following the merger, and Trane and Ingersoll Rand will mutually agree as to the recipients, size and term of such awards, provided that the awards shall not exceed an aggregate maximum award of two times the recipient’s annual base compensation. As part of this long term retention pool, Mr. Pannier will receive, contingent upon completion of the merger, a grant of 25,000 options to purchase Ingersoll Rand Class A common shares that will all vest after three years of continued service with Ingersoll Rand.

Agreement with Mr. Poses

At the time the merger agreement was executed, Trane entered into an agreement with Frederic M. Poses to extend his term of employment as Chief Executive Officer for a period up to and including June 30, 2008. Under this extension, Mr. Poses will continue to serve as Chief Executive Officer of Trane until June 30, 2008 or such earlier date as Trane’s board of directors specifies. Commencing January 1, 2008, Mr. Poses’ base salary was increased to a monthly rate of $416,666.66. If Mr. Poses’ employment terminates prior to March 31, 2008 for any reason other than his voluntary termination or a termination by the Company for “cause” (as such term is defined in the Company’s Corporate Officers Severance Plan), Trane will pay him an amount equal to the excess, if any, of $1,250,000 over the amount actually paid to Mr. Poses as base salary for his services in 2008. Mr. Poses will also continue to participate in the employee benefit plans and programs generally made available to employees of Trane and shall receive such perquisites as are otherwise made available to senior officers of Trane. Mr. Poses will not receive any other compensation for his services during this extended period of employment. He will not receive or be eligible for any other bonus or supplemental cash payment, any grant or any additional service credits in respect of any long-term incentive plan and will not be granted any additional stock option or other equity or equity-based grants. At the end of such services, regardless of when occurring or the reason for his termination, Mr. Poses will not be entitled to any severance or termination benefits other than the minimum payment described above if his continued period of employment ends before March 31, 2008.

Agreement with Mr. D’Aloia

Trane has an employment letter agreement with Mr. D'Aloia, pursuant to which Trane has agreed to make annual option grants to Mr. D’Aloia during his employment. Under the merger agreement, Trane is permitted to grant options to purchase 150,000 shares of Trane common stock to Mr. D’Aloia prior to the closing of the merger, and on February 6, 2008, Trane granted Mr. D’Aloia 150,000 options to purchase Trane common stock. Any such options would have a per share exercise price equal to the fair market value of Trane shares at the time of grant and would be subject to the same treatment as other Trane stock options held by Mr. D’Aloia in the merger (see the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72).

Supplemental Retirement and Deferred Compensation Plans

Trane maintains a supplemental executive retirement plan (“SERP”) in which certain of the executive officers participate. The SERP provides that any participant in the SERP whose employment is terminated without cause or who terminates their employment for Good Reason within two years following a change of control (including the merger) shall receive two years additional age and service credit in calculating their plan benefit under the SERP’s benefit formula. Mr. Poses is not eligible for this enhancement. However, if the other executive officers were terminated under the circumstances described in the preceding sentence, they would be entitled to additional benefits under the SERP valued at approximately $3.8 million.

The following table sets forth the value of additional benefits under the SERP which the listed officer would receive if he or she were to be terminated following the merger and the amount of unvested contributions to the Trane deferred compensation plan, which will vest upon the merger:

Name	Value of Enhanced SERP Benefit	Unvested Deferred Compensation ($)
G. Peter D’Aloia	$1,060,649	—
Lawrence B. Costello	$839,724	—
Mary Elizabeth Gustafsson	$102,236	—
W. Craig Kissel	$1,246,968	—
David R. Pannier	$549,790	—

Employment Arrangements with Ingersoll Rand

After the execution of the merger agreement, Ingersoll Rand entered into an employment arrangement with each of Messrs. Edward Schlesinger, David Kuhl, David Pannier and Craig Kissel and Ms. Mary Beth Gustafsson, which will become effective upon the completion of the merger. These at-will employment arrangements provide that Mr. Schlesinger will serve as Vice President and General Auditor of Ingersoll Rand, Mr. Kuhl will serve as Vice President and Treasurer of Ingersoll Rand, Mr. Pannier will serve as Senior Vice President and Sector President of Trane Residential and Ms. Mary Beth Gustafsson will serve as Vice President and Deputy General Counsel of Ingersoll Rand. Mr. Kissel’s employment arrangement is discussed separately below. Each of Messrs. Schlesinger, Kuhl, Pannier and Ms. Gustafsson will receive a base salary of: $250,000, $275,000, $325,000 and $395,000, respectively. In addition, each of Messrs. Schlesinger, Kuhl, Pannier and Ms. Gustafsson will be eligible to receive (as a target percentage of base salary) a cash incentive award of $125,000 (i.e., 50% of base salary), $165,000 (i.e., 60% of base salary), $211,250 (i.e., 65% of base salary) and $256,750 (i.e., 65% of base salary), respectively. With respect to Ingersoll Rand’s performance year 2008, each executive’s annual cash incentive award will be prorated for the period from the date of the completion of the merger and ending on December 31, 2008, and will be based on the executive’s individual performance and the applicable Ingersoll Rand performance metrics and will be determined under the terms of the Ingersoll Rand annual cash inventive program.

Pursuant to the terms of the merger agreement, each of Messrs. Schlesinger, Kuhl, Pannier and Ms. Gustafsson will receive an award of Ingersoll Rand stock options, under the Ingersoll Rand Incentive Stock Plan, as determined by the compensation committee of the Ingersoll Rand board of directors. This award of Ingersoll Rand stock options will be of equivalent Black Scholes value (as determined by Ingersoll Rand) to recent annual stock option awards made to each executive by Trane. Consistent with the merger agreement, this award is intended to replace the stock option award that each executive would have received from Trane in February 2008, but did not due to the pending merger. Each executive will also be eligible to receive annual awards of Ingersoll Rand stock options under the Ingersoll Rand Incentive Stock Plan in respect of Ingersoll Rand’s performance year 2008. The annual stock option grant opportunity is targeted at a compensation committee-determined value of the stock option equal to approximately 45%, and 60% of base salary for Messrs. Schlesinger and Kuhl, respectively, and $580,500 and $580,000 for Mr. Pannier and Ms. Gustafsson, respectively, based on Black Scholes value.

For 2008, each of Messrs. Schlesinger, Kuhl, Pannier and Ms. Gustafsson will also continue to participate in the Trane Long Term Incentive Plan (LTIP) (or a mirror plan) at the same target level of annual compensation opportunity that each executive was eligible to receive prior to the completion of the merger, but based on new Ingersoll Rand performance metrics. The targeted LTIP award is 30% of base salary for each of Messrs. Schlesinger and Kuhl, 120% for Mr. Pannier and 100% for Ms. Gustafsson. In addition, each executive will be eligible to participate in a deferred compensation plan, pursuant to which the executive will have the opportunity to defer almost all of his or her annual cash incentive award and LTIP award and some percentage of his or her base salary on a pretax basis, to the extent permitted under the terms of the deferral plan and applicable law.

As an elected officer of Ingersoll Rand, each executive will be eligible to (i) participate in the Ingersoll Rand Elected Officer Supplemental Program (EOSP), and (ii) receive financial and retirement counseling services through AYCO, a division of Goldman Sachs. Each executive will continue to be eligible for change in control benefits under his or her Trane change in control agreement (the Trane Officers’ Severance Plan, in the case of Ms. Gustafsson and Mr. Pannier and the Trane Change of Control Severance Plan in the case of Messrs. Kuhl and Schlesinger) as currently in effect, but, if a subsequent change in control of Ingersoll Rand occurs each executive will be entitled to the greater of the benefits under the Trane change in control agreement (the Trane Officers’ Severance Plan in the case of Ms. Gustafsson and Mr. Pannier and the Trane Change of Control Severance Plan in the case of Messrs. Kuhl and Schlesinger) or under the standard Ingersoll Rand change in control agreement for similarly situated employees; provided, however, in no event will an executive receive benefits under both agreements for the same change in control transaction or termination.

The employment arrangement with Ms. Gustafsson provides that in the event of her involuntary termination (other than for “cause”) from Ingersoll Rand after the expiration of the severance protection under the Trane Officers’ Severance Plan which extends for two years following the Closing, Ms. Gustafsson will be entitled to receive (x) 18 months’ base salary and (y) an amount equal to her target award in Ingersoll Rand’s Annual Incentive Matrix Program. Both amounts are payable in the same form and timing of payments as provided under the Ingersoll Rand change in control agreement.

The employment arrangement with Mr. Kissel provides that he will remain employed with Ingersoll Rand for a period of three months following the completion of the transaction to assist with the transition, after which time Mr. Kissel will retire. Mr. Kissel will receive a base salary of $575,000 and is eligible to receive a prorated cash incentive award targeted at 70% of his base salary. Under the terms of his letter agreement, as soon as practicable following his retirement, Mr. Kissel will receive the following benefits and payments: (i) a lump sum payment of the cash-out value of his earnings under the Annual Incentive Plan and LTIP, estimated to be approximately $1,120,000; (ii) a lump sum payment of $1,552,500, which is equal to two years’ base salary plus his annual target incentive award; (iii) an enhancement under the Trane Supplemental Executive Retirement Plan, estimated to be worth approximately $1,200,000, based on a credit of two additional years of age and service under the plan; (iv) continuation of group life insurance and group medical insurance for two years following retirement and (v) reimbursement of up to $5,000 for financial planning services. Also, if required, Mr. Kissel will also receive an excise tax gross-up for any excise taxes imposed under Section 280G of the Code relating to the payments specified in his letter agreement. Under his letter agreement, Mr. Kissel will be bound by non-competition and non-solicitation covenants for two years following his retirement. Mr. Michael Lamach, a current Senior Vice President at Ingersoll Rand and President of the Securities Technologies Sector, will become President of the Trane Commercial Systems Sector upon completion of the merger.

Because Ms. Gustafsson and Mr. Pannier will continue their employment after the completion of the merger, they will not receive the benefits at the closing of the merger under the Officers’ Severance Plan or the SERP set forth in the tables described above under the headings “Officers’ Severance Plan” and “Supplemental Retirement and Deferred Compensation Plans.” Because Messrs. Kuhl and Schlesinger will continue their employment after the completion of the merger, they will not receive the benefits at the closing of the merger under the Change of Control Severance Plan set forth in the table described above under the heading “Change of Control Severance Plan.” Because Mr. Kissel will continue his employment for a period of three months following the completion of the transaction, he will not receive the benefits at the closing of the merger described above under the headings “Treatment of Cash Incentive Awards,” “Officers’ Severance Plan,” and “Supplemental Retirement and Deferred Compensation Plans.” In lieu of receiving such payments at the closing, under the terms of his letter agreement with Ingersoll Rand, Mr. Kissel will receive the benefits and payments described in the immediately preceding paragraph as soon as practicable following his retirement.

Director Equity Awards

The non-employee directors of Trane hold 88,144 unvested Trane stock options as of April 21, 2008. Pursuant to the terms of Trane’s 2002 Omnibus Incentive Plan, each of these Trane stock options will become fully vested upon the merger as described above.

The following table sets forth the number of unvested Trane options to acquire Trane common stock held by Trane’s non-employee directors as of April 21, 2008 and the approximate value of those unvested options (based on an assumed value per share of Trane common stock immediately prior to the closing of the merger of $46.70, which was the closing price per share of Trane common stock on April 21, 2008, which value may vary):

Name	Unvested Options (No. of Shares)	Per Share Exercise Price	Approximate Value of Unvested Options
Steven E. Anderson	10,500	$33.53	$138,285
Jared L. Cohon	10,500	$33.53	$138,285
Paul J. Curlander	10,500	$33.53	$138,285
Steven F. Goldstone	10,500	$33.53	$138,285
Kirk S. Hachigian	10,500	$33.53	$138,285
Edward E. Hagenlocker	10,500	$33.53	$138,285
Ruth Ann Marshall	10,500	$33.53	$138,285
Dale F. Morrison	14,644	$33.99	$186,125

Summary of Potential Benefits and Payments

The third column of the following table shows the aggregate value of the vested options held by each current executive officer and director of Trane, based on the difference between the exercise price of the option and an assumed per share value of Trane common stock of $46.70, which was the closing price per share of Trane common stock on April 21, 2008, which value may vary. These options vested prior to the merger in accordance with their terms and did not vest in connection with the merger. The second column in the table summarizes the payments and benefits that will or may be payable to each current executive officer and director of Trane as a result of or in connection with the merger and therefore includes the payments and benefits described in the other tables described above under the headings “Treatment of Trane Equity Awards” (other than the table therein describing the “Approximate Value of Vested Options”), “Treatment of WABCO Equity Awards”, “Treatment of Cash Incentive Awards”, “Officers Severance Plan”, “Change of Control Severance Plan”, “Supplemental Retirement and Deferred Compensation Plans”, and “Director Equity Awards.”

Name	Incremental Value of CIC-related Benefits and Compensation	Approximate Value of Vested Options
Frederick M Poses	$1,700,000	$155,588,196
G. Peter D’Aloia	$6,411,093	$17,250,000
Lawrence B. Costello	$3,968,340	$9,348,550
Mary Elizabeth Gustafsson	$2,411,698	$2,209,358
W. Craig Kissel	$5,575,731	$20,159,991
David R. Pannier	$2,613,965	$10,919,355
Brad M. Cerepak	$1,479,450	$2,501,318
David S. Kuhl	$905,614	$969,728
Edward Schlesinger	$879,535	$494,520
Steven E. Anderson	$148,015	$978,036
Jared L. Cohon	$148,015	$2,533,128
Paul J. Curlander	$148,015	$345,870
Steven F. Goldstone	$148,015	$978,036
Kirk S. Hachigian	$148,015	$177,450
Edward E. Hagenlocker	$148,015	$1,141,135
Ruth Ann Marshall	$148,015	$582,576
Dale F. Morrison	$186,125	$241,513

Indemnification and Insurance of Trane Directors and Executive Officers

Ingersoll Rand has agreed to cause the surviving corporation in the merger to assume and perform the obligations with respect to indemnification and exculpation with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses existing in favor of all current and former officers and directors of Trane as provided in the certificate of incorporation and bylaws of Trane, in each case as in effect on the date of the merger agreement.

The merger agreement also provides that Ingersoll Rand will maintain Trane’s current directors’ and officers’ liability insurance policies, or policies containing terms and conditions, including with respect to coverage and amounts, no less favorable to the covered parties than the current policy, for six years after completion of the merger. Alternatively, Trane may put in place prior to the closing a single premium tail policy or Ingersoll Rand may substitute Trane’s policies to an insurance carrier with the same or better credit rating as Trane’s current insurance carrier. In each case, the premiums are subject to specified caps.

Manner and Procedure for Exchanging Shares of Trane Common Stock; No Fractional Shares

The conversion of Trane common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger and in no event later than three business days following the effective time, Ingersoll Rand’s exchange agent will send a letter of transmittal to each former holder of record of shares of Trane common stock. The transmittal letter will contain instructions for obtaining the merger consideration, including the Ingersoll Rand Class A common shares, the cash portion of the merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash for any fractional Ingersoll Rand Class A common shares, in exchange for shares of Trane’s common stock. Trane’s shareholders should not return stock certificates with the enclosed proxy card.

After the effective time of the merger, each certificate that previously represented shares of Trane common stock will no longer be outstanding, will be automatically canceled and will cease to exist and will represent only the right to receive the merger consideration as described above.

Until holders of certificates previously representing Trane common stock have surrendered those certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the Ingersoll Rand Class A common shares into which those shares have been converted with a record date after the effective time of the merger and will not receive cash for any fractional Ingersoll Rand Class A common shares. When holders surrender those certificates, they will receive any dividends on Ingersoll Rand Class A common shares with a record date after the effective time of the merger and a payment date on or prior to the date of surrender and any cash for fractional Ingersoll Rand Class A common shares, in each case without interest.

In the event of a transfer of ownership of Trane common stock that is not registered in Trane’s transfer agent’s records, payment of the merger consideration as described above will be made to a person other than the person in whose name the certificate so surrendered is registered if the certificate is properly endorsed or otherwise is in proper form for transfer; and the person requesting the exchange pays any transfer or other taxes resulting from the payment of the merger consideration as described above to a person other than the registered holder of the certificate.

Trane shareholders will not receive any fractional Ingersoll Rand Class A common shares pursuant to the merger. Instead of any fractional shares, shareholders will be paid an amount in cash for such fraction calculated by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Trane’s common stock formerly represented by all certificates surrendered by such holder) would otherwise be entitled by (B) the per share closing price of Ingersoll Rand Class A common shares on the last trading day immediately prior to the closing of the merger, as such price is reported on the NYSE Composite Transaction Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing prior to the effective time).

Governmental and Regulatory Approvals

U.S. Antitrust Filing. Under the HSR Act and related regulations the merger may not be completed unless the parties to the transaction file all Premerger Notification and Report forms with the U.S. Department of Justice and the Federal Trade Commission that may be required and the applicable waiting period has either expired or been earlier terminated. On January 14, 2008, Trane and Ingersoll Rand filed all required premerger reporting forms under the HSR Act and early termination of the applicable waiting period was granted on January 31, 2008.

Other Regulatory Approvals. The merger is also subject to, and the parties’ obligations to complete the merger are conditioned on, approval and clearance by the governmental authorities in the European Union, China, Canada, South Africa and South Korea under the antitrust and competition laws and certain other laws of those jurisdictions. The competition filing required under the European Community Council Regulations was made by the parties on March 3, 2008 and clearance was granted on April 10, 2008. The competition filing required in China was made by the parties on February 2-3, 2008, and clearance was granted March 21, 2008. The competition filing required in Canada was made by the parties on January 30, 2008 and clearance was granted on February 14, 2008. The competition filing required in South Africa was made by the parties on February 12, 2008, and clearance was granted March 19, 2008. The competition filing required in South Korea was made by the parties on January 14, 2008, and clearance was granted on January 17, 2008. In addition, although not a condition to the completion of the merger, the parties have made the competition filings required under the laws of Brazil on January 8, 2008 (and clearance was granted on February 27, 2008) and Mexico on February 8, 2008. Other than the filings described above, neither Trane nor Ingersoll Rand is aware of any other regulatory notifications that must be filed, approvals that must be obtained, or waiting periods that must be observed, in order to complete the merger. If the parties discover that other notifications, approvals or waiting periods are necessary, they will seek to observe or obtain them.

General. Subject to the terms and conditions of the merger agreement, Ingersoll Rand has agreed to (i) use its reasonable best efforts to obtain all regulatory clearances necessary to complete the merger, (ii) not to acquire any entity or enter into any other transaction if that acquisition or transaction would be reasonably likely to materially increase the risk of not obtaining, or materially delay the receipt of, the necessary regulatory approvals and clearances to complete the merger and (iii) commit and effect any sale, divestiture or disposition of any assets or businesses of Ingersoll Rand or Trane (after the closing of the merger) as may be required in order to avoid any injunction or order by a governmental entity that would prevent or materially delay the closing of the merger, except to the extent that such action would reasonably be likely to have a material adverse effect on Ingersoll Rand and Trane, on a combined basis.

Merger Expenses, Fees and Costs

All expenses incurred in connection with the merger agreement and the related transactions will be paid by the party bearing those expenses, except that Ingersoll Rand and Trane have agreed to share equally the costs of filing, printing and mailing Ingersoll Rand’s registration statement on Form S-4 and this proxy statement/prospectus and the costs relating to filings under antitrust laws.

Accounting Treatment

The merger will be accounted for by Ingersoll Rand using the “purchase” method of accounting in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations. Under the purchase method of accounting, the total purchase price paid by Ingersoll Rand, together with the direct costs of the merger, will be allocated, in accordance with generally accepted accounting principles, to the tangible and intangible assets acquired and liabilities assumed of Trane based on their estimated fair values, with any excess being treated as goodwill. The assets and liabilities of Trane will be consolidated into Ingersoll Rand’s balance sheet as of the closing date of the merger. The results of operations of Trane will be consolidated into the result of operations of Ingersoll Rand immediately following the closing of the merger.

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the merger to certain holders of Trane common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code, administrative rulings by the Internal Revenue Service and court decisions now in effect. All of these authorities are subject to change, possibly with retroactive effect, so as to result in tax consequences different from those described below. This summary does not address all of the U.S. federal income tax consequences that might be applicable to a particular holder of Trane common stock. In addition, this summary does not address the U.S. federal income tax consequences of the merger to holders of Trane common stock who are subject to special treatment under U.S. federal income tax laws, including, for example, banks and other financial institutions, mutual funds, insurance companies, tax-exempt organizations, S corporations, corporations that accumulate earnings to avoid U.S. federal income tax, holders that are properly classified as “partnerships” under the Code, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, holders who hold their Trane common stock as part of a hedge, straddle or conversion transaction, holders whose functional currency is not the U.S. dollar, certain expatriates, holders who acquired Trane common stock by gift or through the exercise of employee stock options or other compensatory arrangements, holders who are subject to the alternative minimum tax provisions of the Code and holders who do not hold their shares of Trane common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary does not address the tax consequences of the merger under state, local or foreign tax laws.

This summary is provided for general information purposes only and is not intended as a substitute for tax advice. Each holder of Trane common stock should consult the holder’s tax advisors as to the particular tax consequences of the merger to such holder, including the application and effect of any state, local, foreign or other tax laws and the possible effect of changes to such laws.

Consequences to U.S. Holders

The following is a summary of material U.S. federal income tax consequences of the merger that will apply to you if you are a U.S. holder of Trane common stock.

“U.S. holder” means a beneficial owner of Trane common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Exchange of Common Stock

Generally, the merger will be a taxable event for U.S. federal income tax purposes. A U.S. holder of Trane common stock receiving cash and Ingersoll Rand Class A common shares in the merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the sum of the amount of cash and the fair market value of Ingersoll Rand Class A common shares received and the holder’s adjusted tax basis in the Trane common stock surrendered. Any such gain or loss generally will be capital gain or loss. If a U.S. holder acquired shares of Trane common stock at different times, or if some of a holder’s shares of Trane common stock otherwise have a tax basis that differs from that of others, the holder will need to make separate basis and holding period calculations for each group of shares. Any capital gain or loss will be taxed as long-term capital gain or loss if the holder has held the Trane common stock for more than one year prior to the effective time of the merger. If the holder has held the Trane common stock for one year or less prior to the effective time of the merger, any capital gain or loss will be taxed as short-term capital gain or loss. Currently, long-term capital gain for non-corporate taxpayers is taxed at a maximum federal tax rate of 15%. The deductibility of capital losses is subject to certain limitations. A U.S. holder’s basis in any Ingersoll Rand Class A common shares received in the merger will equal the fair market value of the Ingersoll Rand Class A common shares received as determined on the date received and such holder’s holding period will begin on the day after such date.

Dissenting Stockholders

U.S. holders who exercise appraisal rights with respect to the merger, as discussed under “—Appraisal Rights” beginning on page 68, and who receive cash in respect of their shares of Trane common stock, generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Trane common stock surrendered.

Information Reporting and Backup Withholding

Under the Code, a U.S. holder of Trane common stock may be subject, under certain circumstances, to information reporting on the cash received in the merger (or cash received pursuant to the exercise of appraisal rights) unless such holder is a corporation or other exempt recipient. Under the U.S. federal backup withholding tax rules, unless an exemption applies, the paying agent will withhold 28% of all reportable payments to which a holder of Trane common stock is entitled in connection with the merger unless the holder (i) provides a tax identification number (social security number in the case of an individual or employer identification number in the case of other holders), (ii) certifies that such number is correct and that no backup withholding is otherwise required and (iii) otherwise complies with such backup withholding rules.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of material U.S. federal income tax consequences of the merger that will apply to you if you are a non-U.S. holder of Trane common stock.

“Non-U.S. holder” means a beneficial owner of Trane common stock (other than a partnership) that is not a U.S. holder.

Exchange of Common Stock

Any gain realized on the receipt of cash and Ingersoll Rand Class A common shares in the merger by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

Trane is or has been a “United States real property holding corporation” for United States federal income tax purposes and the non-U.S. holder owned more than 5% of Trane’s common stock at any time during the five years preceding the merger.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the merger under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Trane believes it is not and has not been a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information reporting and, depending on the circumstances, backup withholding (currently at a rate of 28%) will apply to the cash received in the merger, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that such non-U.S. holder furnishes the required information to the Internal Revenue Service in a timely manner.

The foregoing discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any foreign, state or local tax consequences. You should consult your own tax advisors concerning the U.S. federal income tax consequences of the merger and the ownership of Ingersoll Rand Class A common shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Appraisal Rights

In connection with the merger, record holders of Trane common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the General Corporation Law of the State of Delaware (which we refer to as Section 262), as a result of completion of the merger, holders of shares of Trane common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. Trane is required to send a notice to that effect to each shareholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex C.

Shareholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

A shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger and (b) deliver a written demand for appraisal of the shareholder’s shares to the Secretary of Trane before the vote on the merger at the special meeting.

A demand for appraisal must be executed by or for the shareholder of record, fully and correctly, as the shareholder's name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the shareholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the adoption of the merger agreement at the special meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The shareholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Trane of the identity of the record holder (which might be a nominee as described above) and of such holder's intention to seek appraisal of such shares.

Shareholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Trane Inc., One Centennial Avenue, Piscataway, New Jersey 08855-6820, Attention: Secretary. The written demand for appraisal should specify the shareholder’s name and mailing address, the number of shares owned, and that the shareholder is demanding appraisal of his or her shares. The written demand must be received by Trane prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the shareholder must not vote its shares of common stock in favor of adoption of the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, a shareholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 120 days after the effective time of the merger, either the surviving corporation in the merger or any shareholder who has timely and properly demanded appraisal of such shareholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all shareholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which shareholders are entitled to appraisal rights and thereafter will appraise the shares owned by those shareholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Shareholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a shareholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any shareholder who has demanded appraisal shall have the right to withdraw such shareholder’s demand for appraisal and to accept the cash and Ingersoll Rand Class A common shares to which the shareholder is entitled pursuant to the merger. After this period, the shareholder may withdraw such shareholder’s demand for appraisal only with the consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, shareholders’ rights to appraisal shall cease and all shareholders shall be entitled only to receive the cash and Ingersoll Rand Class A common shares as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any shareholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any shareholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex C. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a shareholder’s statutory appraisal rights.

Restrictions on Sales of Shares by Certain Affiliates

The Ingersoll Rand Class A common shares to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, which we refer to in this proxy statement/prospectus as the Securities Act, and will be freely transferable under the Securities Act, except for Ingersoll Rand Class A common shares issued to any person who is deemed to be an “affiliate” of Ingersoll Rand for purposes of

Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Ingersoll Rand and may include the executive officers, directors and significant shareholders of Ingersoll Rand. Former Trane shareholders who were affiliates of Trane at the time of the Trane special meeting and who do not become affiliates of Ingersoll Rand after the completion of the merger, may sell their Ingersoll Rand Class A common shares received in the merger at any time without regard to the volume and manner of sale limitations of Rule 144 under the Securities Act. Former Trane shareholders who become affiliates of Ingersoll Rand after completion of the merger will be subject to the volume and manner of sale limitations of Rule 144 under the Securities Act, until each such shareholder is no longer an affiliate of Ingersoll Rand.

This proxy statement/prospectus does not cover resales of Ingersoll Rand Class A common shares received by any affiliate of Ingersoll Rand upon completion of the merger, and no such affiliate is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Stock Exchange Listing

Ingersoll Rand has agreed to use its reasonable best efforts to cause the Ingersoll Rand Class A common shares to be issued pursuant to the merger to be approved for listing on the NYSE. It is a condition to the completion of the merger that such shares be approved for listing on the NYSE, subject to official notice of issuance. Following the merger, the Ingersoll Rand Class A common shares will continue to trade on the NYSE under the symbol “IR.”

Delisting and Deregistration of Trane Common Stock

If the merger is completed, Trane common stock will be delisted from the NYSE and will no longer be registered under the Securities Exchange Act of 1934, as amended.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated herein by reference in its entirety and attached to this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger. This summary is not intended to provide you with any other factual information about Trane or Ingersoll Rand. Such information can be found elsewhere in this proxy statement/prospectus and in Trane’s and Ingersoll Rand’s public filings with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 127.

Form of the Merger

If the holders of Trane common stock adopt the merger agreement and all other conditions to the merger are satisfied or waived, Indian Merger Sub, Inc. (a newly formed and wholly-owned subsidiary of Ingersoll Rand established to facilitate the acquisition of Trane) will be merged with and into Trane. Trane will survive the merger as a wholly-owned subsidiary of Ingersoll Rand and will continue its corporate existence under Delaware law under the name “Trane Inc.”

Closing

Unless the parties agree otherwise, the closing will occur on a date to be specified by the parties (which will be no later than the second business day after the satisfaction or waiver of all closing conditions).

Effective Time

The merger will become effective at the time at which a certificate of merger has been duly filed with the Secretary of State of the State of Delaware or such later time as is agreed upon by the parties and specified in the certificate of merger.

Merger Consideration

At the effective time of the merger, each share of Trane common stock will be exchanged for (i) 0.23 of an Ingersoll Rand Class A common share and (ii) $36.50 in cash, without interest. Ingersoll Rand will increase, by up to $1.00 per share, the amount of cash to be included in the merger consideration and decrease the fraction of an Ingersoll Rand Class A common share by an amount having an equivalent value (based on the Ingersoll Rand Reference Price) as the amount of the increase in cash, if Ingersoll Rand or Trane reasonably determines that those actions are necessary in order to list on the NYSE the Ingersoll Rand Class A common shares to be issued in the merger without the requirement of a vote of Ingersoll Rand shareholders. Such a vote would be triggered if the number of Ingersoll Rand Class A common shares or securities convertible or exercisable for Ingersoll Rand Class A common shares to be issued in the merger would equal or exceed 20% of the Ingersoll Rand Class A common shares outstanding immediately prior to the completion of the merger. A vote by Trane shareholders for the adoption of the merger agreement constitutes approval of the merger whether or not Ingersoll Rand substitutes up to $1.00 per share in cash for a portion of the stock consideration having an equivalent value as described in this paragraph.

Trane shareholders will not receive any fractional Ingersoll Rand Class A common shares pursuant to the merger. Instead of any fractional shares, shareholders will be paid an amount in cash for such fraction calculated by multiplying (i) the fractional share interest to which the holder of Trane common stock (after taking into account all shares of Trane’s common stock formerly represented by all certificates surrendered by such holder) would otherwise be entitled by (ii) the per share closing price of an Ingersoll Rand Class A common share on the last trading day immediately prior to the closing date of the merger, as that price is reported on the NYSE Composite Transaction Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing prior to the effective time).

Treatment of Stock Options

Accelerated Vesting. As of the effective time of the merger, each outstanding Trane stock option to acquire shares of Trane common stock will, whether or not exercisable or vested at the effective time, become fully vested and exercisable.

Option Election. Except with respect to Trane stock options (i) held by the specified option holders (as described below under “—Specified Option Holders Side Letter”), (ii) that are ISOs (as described below under “—ISOs”), or (iii) held by individuals issued under a tax-qualified sub-plan under the laws of France, the holders of all other Trane stock options issued under Trane’s Stock Incentive Plan or Trane’s 2002 Omnibus Incentive Plan are entitled to specify and elect (by following the election procedure described below) their desire with respect to how the Trane stock options held by such individuals will be treated in the merger and, in particular, holders of such Trane stock options are entitled to elect and specify:

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that such holder desires to have all or a portion (determined on a grant-by-grant basis) of the shares of Trane common stock subject to such Trane stock option converted at the effective time into the right to receive a payment in cash (the “Cash-Out Amount”) equal to:

•	the excess, if any, of:

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(1) $36.50, which is the cash consideration in the merger (as may be adjusted pursuant to the terms of the merger agreement), plus (2) the product of 0.23 (which is the exchange ratio in the merger (as may be adjusted pursuant to the terms of the merger agreement)) and the Ingersoll Rand Reference Price; over

•	the exercise price per share of Trane common stock subject to such Trane stock option; or

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that such holder desires to have all or a portion (determined on a grant-by-grant basis) of the shares of Trane common stock subject to such Trane stock option converted at the effective time into options to purchase Ingersoll Rand Class A common shares under the same terms and conditions as are in effect immediately prior to the effective time with respect to such Trane stock option, except that:

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each such Trane stock option will be exercisable for, and represent the right to acquire, that whole number of Ingersoll Rand Class A common shares (rounded down to the nearest whole share) equal to the number of shares of Trane common stock subject to such Trane stock option multiplied by 0.96; and

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the exercise price per Ingersoll Rand common share under each such Trane stock option will be an amount (rounded up to the nearest full cent) equal to (A) the exercise price per share of Trane common stock subject to the related Trane stock option, as in effect immediately prior to the effective time, divided by (B) 0.96; provided, however, to the extent that the application of this exercise price adjustment formula results in a the Ingersoll Rand stock option received in exchange for the Trane stock option having an option spread (the difference between the aggregate exercise price of the converted option and the aggregate fair market value of the Ingersoll Rand Class A common shares subject to such converted option, based on the closing price of Ingersoll Rand Class A common shares on the closing date) which is greater than or lesser than the option spread of the related Trane stock option (based on the closing price of Trane common stock on the date immediately prior to the closing date), the exercise price per Ingersoll Rand Class A common shares subject to such converted option will be adjusted up or down, as the case may be, so that the option spread of the converted option is equal the option spread in the related Trane stock option.

Invalid Election or No Option Election. In the event that a holder of Trane stock options fails to make a valid election with respect to the treatment of his or her Trane stock options pursuant to election procedures described below, the Trane stock options held by such individual will be treated in the merger as follows:

•	Trane stock options issued under Trane’s Stock Incentive Plan will be converted into (“rolled-over”) options to purchase Ingersoll Rand Class A common shares as described above; and

•	Trane stock options issued under Trane’s 2002 Omnibus Incentive Plan will be converted into (“cashed-out”) the right to receive the Cash-Out Amount as described above.

France Options. Individuals that hold Trane stock options that are issued under a tax-qualified sub-plan under the laws of France will not be entitled to make the option election described above, but rather, such Trane stock options will be converted automatically in the merger, without any further action required by such holder, into options to purchase Ingersoll Rand Class A common shares as described above.

ISOs. Notwithstanding anything to the contrary contained above, any Trane stock options as to which Section 421 of the Code applies as of the effective time by reason of the qualification of such Trane stock option under Section 422 of the Code (such options are referred to herein as “ISOs”) will be treated in the manner provided in this paragraph. All ISOs will be automatically converted into options to acquire shares of Ingersoll Rand upon the same terms and conditions in effect immediately prior to the effective time with respect to such ISOs, except that:

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each ISO will be exercisable for that whole number of Ingersoll Rand Class A common shares (rounded down to the nearest whole share) equal to the number of shares of Trane common stock subject to such ISO multiplied by the quotient of (i) the volume weighted averages of the trading prices of Trane common stock for each of the ten consecutive full trading days ending on the third trading day prior to closing) divided by (ii) the Ingersoll Rand Reference Price (the quotient of (i) divided by (ii) being the “ISO Exchange Ratio”); and

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the exercise price per Ingersoll Rand common share under each such ISO will be an amount (rounded up to the nearest full cent) equal to (A) the exercise price per share of Trane common stock subject to the related ISO, as in effect immediately prior to the effective time, divided by (B) the ISO Exchange Ratio (as described above).

Option Election. An option election package is being made available to holders of Trane stock options together with this proxy statement/prospectus. Any election will have been properly made only if an election form is properly completed or submitted, as applicable, by 5:00 p.m. eastern time on             , 2008, the option calculation date, according to the instructions provided in the option election package. Any option election may be revoked or modified by the person making such election, only by properly making a revised option election prior to 5:00 p.m. eastern time on the option calculation date, according to the instructions provided in the option election package. In the event (A) an option election is properly revoked prior to 5:00 p.m. eastern time on the option calculation date and a subsequently properly completed option election is not made prior to 5:00 p.m. eastern time on the option calculation date, or (B) the holder of such Trane stock option has not made an effective option election on or before 5:00 p.m. eastern time on the option calculation date with respect to any specified Trane stock option, then, in each case, the holder of such Trane stock options with respect to which no valid election has been made in accordance with the procedures described in the option election package will be deemed to have made neither a “cash-out election” nor a “roll-over election” in respect of such Trane stock options held by such holder and the Trane stock options held by such individual for which a valid election was not made will be treated in the manner described above under “—Invalid Election or No Option Election.” For more information on the option election, please see the section of this proxy statement/prospectus entitled “The Stock Option Election” beginning on page 93.

Specified Option Holders Side Letter. Concurrently with the signing of the merger agreement, Frederic M. Poses, G. Peter D’Aloia, Mary Elizabeth Gustafsson, Lawrence B. Costello, W. Craig Kissel and David R. Pannier (collectively referred to in this proxy statement/prospectus, as the “specified option holders”) executed a side letter with Trane in which they have agreed to (i) make a “roll-over election” with respect to all Trane stock options (other than ISOs) held by such individual, (ii) not to exercise any Trane stock options between the date of signing the merger agreement and the closing of the merger (other than as required by a Rule 10b5-1 plan in effect as of December 15, 2007) and (iii) be subject to the pro-ration procedures described below. As of April 21, 2008, the specified option holders hold, in the aggregate, 7,764,217 Trane stock options (including 53,347 ISOs).

Specified Holders Proration. Under the merger agreement, Trane and Ingersoll Rand have agreed that the maximum number of Trane stock options that may be converted in the merger into Ingersoll Rand stock options (being referred to herein as the “maximum rollover number”) will be (A) 8,200,000 Trane stock options minus (B) the number of shares of Trane common stock issued between December 15, 2007 and the closing of the merger (other than shares of Trane common stock issued upon the exercise of Trane stock options or Trane stock-based awards) multiplied by the exchange ratio of 0.23 (as may be adjusted pursuant to the terms of the merger agreement). As a result, the specified option holders have agreed, pursuant to the side letter executed by each specified option holder, to be subject to pro-ration provisions under the merger agreement to ensure that no more than the maximum rollover number of Trane stock options are converted into Ingersoll Rand stock options after giving effect to the elections made by all other holders of Trane stock options as described below. Prior to making any adjustments pursuant to the specified option holders pro-ration provisions under the merger agreement, the following Trane stock options will be converted into Ingersoll Rand stock options as described above: (1) ISOs, (2) all Trane stock options held by individuals issued under a tax-qualified sub-plan under the laws of France, (3) all Trane stock options (other than those held by the specified option holders) with respect to which a valid “roll-over election” has been made pursuant to the election procedures described above, and (4) the Trane stock options issued under Trane’s Stock Incentive Plan with respect to which neither a valid “roll-over election” nor a valid “cash-out election” has been made pursuant to the election procedures described above (the sum of (1) through (4), being the “automatic rollover options”). If the sum of the automatic rollover options plus the number of Trane stock options held by the specified option holders does not exceed the maximum rollover number, then all of the Trane stock options held by the specified option holders will be converted into Ingersoll Rand stock options as described above. However, if the sum of the automatic rollover options plus the Trane stock options held by the specified option holders exceeds the maximum rollover number, the Trane stock options held by the specified option holders will be subject to the pro-ration provisions of the merger agreement in which:

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a cash-out proration factor will be established and will be equal to a fraction, the numerator of which is (i) the sum of (x) the automatic rollover options plus (y) the number of Trane stock options held by the specified options holders, minus (ii) the maximum rollover number, and the denominator of which is the number of Trane stock options held by the specified option holders;

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then, with respect to each specified option holder, a number of Trane stock options equal to the cash-out proration factor described above multiplied by the number of Trane stock options held by each such specified option holder will be converted into the right to receive the Cash-Out Amount described above (and the Trane stock options held by the specified option holder that are converted into the Cash-Out Amount will be selected pro rata among the specified option holders based on the relative number of Trane stock options held by such holders, with the Trane stock options of each specified option holder having the earliest grant date being cashed-out first); and

•	the remaining Trane stock options held by the specified option holders will be converted into Ingersoll Rand stock options in accordance with provisions described above.

Trane Restricted Stock Units. Immediately prior to the effective time, except as separately agreed by Ingersoll Rand and the holder thereof (which agreement shall then govern such award), each award of Trane restricted stock units and any accrued dividends shall vest in full and be converted into the right to receive the merger consideration. The surviving corporation in the merger will vest and pay all dividends accrued on such Trane restricted stock units to the holders thereof within five business days after the effective time.

Representations and Warranties

The merger agreement contains representations and warranties made by and to the parties thereto as of specific dates. The assertions embodied in those representations and warranties were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

The merger agreement contains representations and warranties by Trane, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of Trane and its significant subsidiaries;

•	Trane’s ownership of its subsidiaries;

•	the capitalization and indebtedness of Trane and its subsidiaries, including the number of shares of Trane common stock, stock options and other equity-based awards outstanding;

•	corporate authorization and validity of the merger agreement and the amendment to Trane’s shareholder rights agreement;

•	the unanimous approval by Trane’s board of directors of the merger agreement;

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the absence of any conflicts with Trane’s organization documents, applicable laws, governmental orders or certain agreements as a result of entering into the merger agreement and completing the merger;

•	the required consents and filings with governmental entities in connection with the transactions contemplated by the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2006 and the accuracy of information contained in those documents;

•	the conformity with generally accepted accounting principles of Trane’s financial statements filed with the SEC since January 1, 2006 and the absence of certain undisclosed liabilities;

•	the accuracy of information supplied by Trane in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of a Trane material adverse effect (as described below) since September 30, 2007;

•	the absence of certain litigation, investigations and injunctions;

•	the compliance with certain material contracts;

•	the compliance with applicable laws;

•	employment and labor matters affecting Trane, including matters relating to Trane employee benefit plans;

•	tax matters, including matters relating to the spin-off of WABCO Holdings, Inc.;

•	real property and intellectual property;

•	the required vote by Trane shareholders to complete the merger;

•	the inapplicability of takeover statutes to the merger agreement, the merger or the transactions contemplated by the merger agreement;

•	broker’s and financial advisor’s fees related to the merger;

•	the receipt of the opinion from Lazard Frères & Co. LLC, dated December 15, 2007, as to the fairness of the merger consideration to the Trane shareholders from a financial point of view; and

•	insurance matters.

The merger agreement contains representations and warranties by Ingersoll Rand and Indian Merger Sub, Inc., subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of Ingersoll Rand, Indian Merger Sub and Ingersoll Rand’s significant subsidiaries;

•	Ingersoll Rand’s ownership of its significant subsidiaries;

•	the capitalization and indebtedness of Ingersoll Rand and its subsidiaries, including the number of Ingersoll Rand common shares, stock options and other equity-based awards outstanding;

•	corporate authorization and validity of the merger agreement;

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the absence of any conflicts with Ingersoll Rand’s or Indian Merger Sub’s organization documents, applicable laws, governmental orders or certain agreements as a result of entering into the merger agreement and completing the merger;

•	the required consents and filings with governmental entities in connection with the transactions contemplated by the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2006 and the accuracy of information contained in those documents;

•	the conformity with generally accepted accounting principles of Ingersoll Rand’s financial statements filed with the SEC since January 1, 2006 and the absence of certain undisclosed liabilities;

•	the accuracy of information supplied by Ingersoll Rand in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	the purpose of the formation and prior activities of Indian Merger Sub;

•	broker’s and financial advisor’s fees related to the merger;

•	the absence of an Ingersoll Rand material adverse effect (as described below) since September 30, 2007;

•	the absence of certain litigation, investigations and injunctions;

•	the compliance with applicable laws;

•	the validity of the financing commitment letters and the sufficiency of the funds to be provided under the commitment letters;

•	confirmation that Ingersoll Rand has not been and is not an “interested stockholder” for purposes of the DGCL or other applicable state takeover statutes;

•	the absence of any direct or indirect beneficial ownership of Trane common stock;

•	no vote of Ingersoll Rand’s shareholders required to adopt the merger agreement; and

•	tax matters.

Certain of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Trane or Ingersoll Rand, means any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate:

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has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition, liabilities or results of operations of the referenced company and its subsidiaries, taken as a whole; or

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is or would reasonably be expected to impair in any material respect the ability of the referenced company to consummate the merger and the other transactions contemplated by the merger agreement or to perform its obligations under the merger agreement on a timely basis.

However, any change, effect, event, occurrence, state of facts or development will not be taken into account in determining whether there has been or will be a material adverse effect if they relate to:

•	the financial or securities markets or the economy in general;

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the industries in which Trane, Ingersoll Rand or any of their subsidiaries operates in general, to the extent that such change, effect, event, occurrence, state of facts or development does not disproportionately impact Trane, Ingersoll Rand or any of their subsidiaries;

•	changes in generally accepted accounting principles or in accounting standards;

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the execution, announcement or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement (which includes, in respect of a “material adverse effect” on Trane, by reason of the identity of Ingersoll Rand or any communication by Ingersoll Rand regarding the plans or intentions of Ingersoll Rand with respect to the conduct of the business of Trane and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees), or any litigation arising relating to the merger agreement or the transactions contemplated by the merger agreement; provided, that this exception shall not affect (i) certain tax representations of Trane relating to the spin-off of WABCO Holdings, Inc. or (ii) certain representations of Trane and Ingersoll Rand with respect to non-contravention or governmental approvals;

•	any action taken by Trane or Ingersoll Rand as contemplated or permitted by the merger agreement or with the other party's consent;

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any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings (except that the underlying cause of any such failure may be taken into account in determining whether a “material adverse effect” has occurred); or

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in respect of a “material adverse effect” on Trane, (i) any fines that may be imposed by the European Commission or other limitations associated with certain antitrust matters relating to the Bath and Kitchen business that was sold by Trane in October 2007 (as described in Trane's historical SEC filings), (ii) any asbestos liabilities to the extent reserved for on Trane's balance sheet as of September 30, 2007, (iii) any post-closing purchase price adjustments under the stock and asset purchase agreement between Trane and affiliates of Bain Capital Partners LLC relating to the sale of Trane's Bath and Kitchen business and (iv) any indemnification obligations of Trane in connection with (A) the various agreements entered into between Trane and WABCO Holdings Inc. on July 16, 2007 in relation to the spin-off of WABCO Holdings Inc. that was completed on July 31, 2007 and (B) the stock and asset purchase agreement entered into between Trane and affiliates of Bain Capital Partners, LLC on July 23, 2007 and amended on October 30, 2007 in relation to the sale of the Bath and Kitchen business that was completed on October 31, 2007.

The representations and warranties of each of the parties to the merger agreement will expire upon the effective time of the merger.

Covenants and Agreements

Conduct of Business by Trane. Trane has agreed that, prior to the completion of the merger, unless Ingersoll Rand gives its prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) or as required by applicable law or as otherwise expressly permitted or required by the merger agreement, it shall and shall cause its subsidiaries to:

•	carry on its business in all material respects in the ordinary course consistent with past practice; and

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use commercially reasonable efforts to preserve substantially intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.

Trane has also agreed that, prior to the completion of the merger, unless Ingersoll Rand gives its prior written consent (which consent will not be unreasonably withheld, delayed or conditioned), or as required by applicable law or as otherwise expressly permitted or required by the merger agreement, it shall not and shall not permit any of its subsidiaries to:

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declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than quarterly cash dividends not in excess of $0.16 per share, with record and payment dates materially consistent with past practice and dividends or distributions by a wholly-owned subsidiary to its stockholders;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

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purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities, except as required by the terms of Trane’s Stock Incentive Plan, 2002 Omnibus Incentive Plan, or any plans, arrangements or contracts existing as of December 15, 2007 between Trane and any director or employee of Trane;

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issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than the issuance of shares of common stock upon the exercise of Trane stock options or Trane stock based awards, in each case outstanding as of December 15, 2007 and in accordance with their terms on December 15, 2007;

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amend the organizational documents of Trane or its subsidiaries, except to the extent such changes are required in order to change the name of any of Trane’s subsidiaries pursuant to the terms of any contract existing as of December 15, 2007;

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directly or indirectly acquire any assets, rights or properties, or any person or division, business or equity interest of any person by merger, consolidation, asset purchase, investment, or capital contribution, or any other manner, except for (i) capital expenditures consistent in all material respects with scheduled capital expenditure amounts, (ii) purchases of inventory, raw materials or supplies, and other assets in the ordinary course of business consistent with past practice and (iii) other acquisitions, investments or capital contributions not exceeding $25 million in the aggregate;

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sell, dispose of, abandon, lease, license, or otherwise encumber any material properties, rights or assets, except (i) sales, dispositions, leases, licenses or encumbrances required pursuant to contracts existing as of December 15, 2007, and (ii) sales, dispositions, leases, licenses or encumbrances of (A) assets or properties having a value not to exceed in the aggregate $25 million, or (B) inventory or finished goods or other assets in the ordinary course of business consistent with past practice;

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redeem, repurchase, prepay (other than prepayments of revolving loans under Trane’s existing credit facilities), defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities, enter into any “keep well” or other contract to maintain any financial statement condition of another person (other than borrowings (including issuances of letters of credit) under existing loan facilities in the ordinary course of business consistent with past practice, in an aggregate amount such that the aggregate amount of borrowings thereunder do not exceed $50 million at any time outstanding);

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make any loans or advances to any person, other than to a wholly-owned subsidiary, which would result in the aggregate principal amount of all loans and advances exceeding $25 million at any time outstanding;

•	make any new capital expenditures in excess of specified amounts;

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pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation that is material to Trane and its subsidiaries taken as a whole, except (i) as required by law or court judgment, (ii) to the extent reserved for in Trane’s financial statements filed with the SEC prior to December 15, 2007 or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or (iii) discharges in the ordinary course of business consistent with past practice;

•	waive or assign any claims or rights material to Trane and its subsidiaries taken as a whole, except as required by law or court judgment;

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with respect to tax matters, (i) make or change any material tax election, (ii) change an annual accounting period, (iii) adopt or change any material accounting method with respect to taxes, (iv) file any material amended tax return, (v) enter into any material closing agreement, (vi) settle or compromise any proceeding with respect to any material tax claim or assessment, (vii) surrender any right to claim a refund of material taxes, or (viii) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

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except in the ordinary course of business consistent with past practice, enter into, modify, amend or terminate any material contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, cancelled, failed to renew, released or assigned, in each case as applicable, would reasonably be expected to impair in any material respect Trane’s ability to conduct its business as currently conducted;

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except (i) as required or permitted by the merger agreement, (ii) as required by applicable law, (iii) as required to comply with any Trane benefit plan, agreement or other contract entered into prior to December 15, 2007, or (iv) as required or advisable to avoid adverse treatment under Section 409A of the Internal Revenue Code:

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adopt, enter into, terminate or amend (i) any benefit plan or (ii) any benefit agreement or other contract, plan or policy involving Trane and its employees, except in the ordinary course of business consistent with past practice with respect to employees with base salary of $175,000 or less;

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grant any severance or termination pay or retention pay in excess of, with respect to retention, the amounts contemplated by Trane’s retention plan described under the section entitled “The Merger—Interests of Certain Persons in the Merger—Officers’ Severance Plan” or, with respect to enhanced severance, as agreed between Trane and Ingersoll Rand, or increase the compensation or fringe benefits of any employee other than increases in the ordinary course of business, consistent with past practice;

•	loan or advance any money or other property to any current or former employee, director or consultant;

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establish, adopt, enter into, amend or terminate any plan, agreement, program, policy, trust, fund or other arrangement that would be a “Company Benefit Plan,” as defined in the merger agreement, if it were existing as of December 15, 2007;

•	allow for the commencement of any new offering periods under any employee stock purchase plans following January 2, 2008;

•	remove any existing restrictions in any benefit plans or agreements or awards made thereunder;

•	take any action to fund or in any other way secure the payment of compensation or benefits under any benefit plan or employment, severance or similar agreement;

•	accelerate the vesting or payment of any compensation or benefit under any benefit plan or agreement or awards made thereunder;

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materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

notwithstanding any of the foregoing, Trane is permitted to make payments with respect to amounts of awards under Trane’s annual or long-term incentive plans made prior to fiscal year 2008, provided that such awards are made in the ordinary course of business consistent with past practice, and Trane may grant awards in respect of fiscal year 2008; provided, however, in no event will any bonus in respect of service performed or accrued in 2008 be paid or payable, except to the extent required to be paid or payable to an employee under applicable law, or as required by the terms of a benefit plan or agreement, as such plan or agreement was in effect on December 15, 2007; provided, further, payment or grant of such awards shall not include equity or equity-based awards;

•	enter into, modify, amend or terminate any collective bargaining agreement with any labor union, other than in the ordinary course of business consistent with past practice;

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revalue any material assets or liabilities or make any change in accounting methods, principles or practices, except as required by generally accepted accounting principles or law, or permitted by generally accepted accounting principles and deemed advisable by Trane’s regular independent public accountant (provided that Trane shall consult with Ingersoll Rand prior to any revaluation or change in accounting methods, principles or practices); or

•	effect or permit a plant closing or mass layoff without complying with the notice requirements and all other provisions of the Worker Adjustment and Retraining Notification Act.

Conduct of Business by Ingersoll Rand. Ingersoll Rand has agreed that, prior to the completion of the merger, unless Trane gives its prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) or as required by applicable law or as otherwise expressly permitted or required by the merger agreement, it shall and shall cause its subsidiaries to:

•	carry on its business in all material respects in the ordinary course consistent with past practice; and

•

use commercially reasonable efforts to preserve substantially intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.

Ingersoll Rand has also agreed that, prior to the completion of the merger, unless Trane gives its prior written consent (which consent will not be unreasonably withheld, delayed or conditioned), or as required by applicable law or as otherwise expressly permitted or required by the merger agreement, it shall not and shall not permit any of its subsidiaries to:

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amend, or propose or agree to amend, its organizational documents in a manner that would adversely affect the completion of the merger, or that will affect the holders of Trane common stock whose shares are converted into Ingersoll Rand Class A common shares at the effective time of the merger in a manner different than holders of Ingersoll Rand Class A common shares prior to the effective time of the merger;

•

declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than regular quarterly dividends not in excess of $0.18 per share, with record and payment dates materially consistent with past practice;

•

purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required by the terms of the Ingersoll Rand stock option plans or (2) required by the terms of any plans, arrangements or contracts existing as of December 15, 2007 between Ingersoll Rand or any of its subsidiaries and any director or employee of Ingersoll Rand or any of its subsidiaries; or

•

acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, or dispose of assets or securities of Ingersoll Rand or its subsidiaries, in each case (x) if such acquisition or disposition would reasonably be expected to materially delay or impede the consummation of the merger or (y) if such acquisitions or dispositions would exceed a specified dollar amount.

No Solicitation. Trane has agreed not to and to cause its subsidiaries not to, and to use its reasonable best efforts to direct its and its subsidiaries’ directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative (acting in such capacity) or controlled affiliate not to, directly or indirectly through another person:

•	solicit, initiate or knowingly encourage, or knowingly facilitate, any takeover proposal, as described below, or the making or consummation of any takeover proposal; or

•

enter into, continue or otherwise participate in any discussions (except to notify a third party of the existence of the non-solicitation provisions) or negotiations regarding, or furnish to any person any information in connection with, or otherwise knowingly cooperate in any way with, any takeover proposal.

Trane is permitted to terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any person if Trane’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable law. In addition, under the merger agreement, Trane has agreed to, and to cause its subsidiaries to, and to use its reasonable best efforts to direct its and its subsidiaries’ representatives to, immediately cease and cause to be terminated all discussions or negotiations existing as of December 15, 2007 with any person with respect to any takeover proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

For purposes of the merger agreement, “takeover proposal” means any proposal or offer from any person (other than Ingersoll Rand or any of its subsidiaries or affiliates) relating to, or that could reasonably be expected to lead to:

•

any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of Trane) or businesses that constitute 15% or more of the assets of Trane and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Trane;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Trane; or

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any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving Trane or any of its subsidiaries, in each case, pursuant to which any person or the shareholders of any person would own 15% or more of any class of equity securities of Trane or of any resulting parent company of Trane, in each case, other than the transactions contemplated by the merger agreement.

The merger agreement provides further that, notwithstanding the restrictions described above, if, at any time prior to the time Trane shareholders have adopted the merger agreement, in response to a bona fide written takeover proposal, (i) Trane and its representatives may contact the person making such proposal to clarify the terms and conditions of such proposal and (ii) if Trane’s board of directors determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) that such takeover proposal constitutes or could reasonably be expected to lead to a superior proposal, as described below, then Trane and its representatives may, subject to compliance with its non-solicitation obligations described in this section and its obligation not to change its recommendation except as described in the section entitled “—Trane Shareholder Meeting and Duty to Recommend”:

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furnish information with respect to Trane and its subsidiaries to the person making the takeover proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive in the aggregate to that person than the provisions of the confidentiality agreement between Trane and Ingersoll Rand (it being understood that such confidentiality agreement need not contain any standstill or similar obligation), provided that all of the information to be furnished has previously been provided or made available to Ingersoll Rand or its representatives or is provided or made available to Ingersoll Rand or its representatives prior to or substantially concurrent with the time it is provided to such person; and

•	participate in discussions or negotiations with the person making the takeover proposal (and its representatives) regarding the takeover proposal.

The merger agreement provides that the term “superior proposal” means any bona fide offer made by a third party (other than Ingersoll Rand or any of its subsidiaries or affiliates) that if consummated would result in such person (or its shareholders) owning, directly or indirectly, more than 50% of the shares of Trane common stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 50% of the assets of Trane, which Trane’s board of directors determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) taking into account all financial, legal, regulatory and other aspects of such proposal (including any changes to the terms of the merger agreement proposed by Ingersoll Rand) to be (a) more favorable to the Trane shareholders from a financial point of view than the transactions contemplated by the merger agreement and (b) reasonably capable of being completed on terms set forth in the proposal.

Notwithstanding the restrictions described below regarding the ability of Trane’s board of directors to make a change in recommendation, (i) at any time prior to the time Trane shareholders have adopted the merger agreement, Trane’s board of directors may withdraw, modify or qualify in any manner adverse to Ingersoll Rand its recommendation to shareholders to adopt the merger agreement, or approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a takeover proposal (any of such actions in this clause (i) are referred to in this proxy statement/prospectus, as a “change in recommendation by Trane’s board of directors”), if Trane’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable law and (ii) in response to a bona fide written takeover proposal that Trane’s board of directors determines in good faith (after consultation with outside legal advisors and a financial advisor of nationally recognized reputation) constitutes a superior proposal, Trane may terminate the merger agreement and, concurrently with such termination, may enter into a definitive agreement with respect to such superior proposal, provided, that:

•

Trane has provided to Ingersoll Rand three calendar days prior written notice advising Ingersoll Rand that Trane’s board of directors intends to take such action and specifying the reasons thereof; and

•

If such change in recommendation by Trane’s board of directors is not being made as a result of a superior proposal, during such three day period, if requested by Ingersoll Rand, Trane must have engaged in good faith negotiations with Ingersoll Rand to amend the merger agreement in such a manner that would otherwise obviate the need for such change in recommendation; or

•

If such change in recommendation by Trane’s board of directors or termination of the merger agreement by Trane is being made as a result of a superior proposal, the notice delivered to Ingersoll Rand described above must specify the material terms and conditions of any superior proposal and the identity of the person making the proposal (the parties have agreed that any material amendment to the financial terms of any such superior proposal (including any revision in price) will require a new notice and a new 24-hour period) and during such three-day period (or 24-hour period in the case of such amendment), if requested by Ingersoll Rand, Trane must have engaged in good faith negotiations with Ingersoll Rand regarding any amendment to the merger agreement proposed in writing by Ingersoll Rand, and in the case of a termination of the merger agreement by Trane as a result of a superior proposal, Trane must pay the termination fee payable to Ingersoll Rand prior to or concurrently with such termination as described below under “—Termination Fee.”

The merger agreement provides that Trane must as promptly as practicable (and in any event within 24 hours after receipt) advise Ingersoll Rand orally and in writing of any takeover proposal, the material terms and conditions of any such takeover proposal (including any material changes thereto) and the identity of the person making the takeover proposal. Trane must also provide to Ingersoll Rand as soon as practicable after receipt or delivery thereof copies of all written material sent or provided to Trane or any of its subsidiaries from the person making such takeover proposal that describes any of the material terms or conditions of any such takeover proposal.

The merger agreement provides that the no-solicitation provisions described above or the obligations regarding the duty to recommend described below do not prohibit Trane’s board of directors from (i) taking and disclosing to Trane shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, or (ii) making any disclosure to the Trane shareholders if Trane’s board of directors determined in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure could reasonably be determined to be inconsistent with applicable law. However, compliance with such rules will in no way limit or modify the effect that any such action has under the merger agreement, except that a “stop, look and listen” communication to the Trane shareholders pursuant to Rule 14d-9(f) of the Exchange Act (or any similar communication to the Trane shareholders) will not be deemed to be a change of recommendation by Trane’s board of directors.

Trane Shareholder Meeting and Duty to Recommend. The merger agreement requires Trane to take all actions necessary to duly call, give notice of, convene and hold the special meeting of its shareholders solely for the purpose of voting on the adoption of the merger agreement; provided, that Trane is permitted to delay or postpone convening the Trane shareholder meeting to the extent Trane’s board of directors or any committee thereof, after consultation with its outside legal counsel, reasonably believes that such delay or postponement is consistent with its fiduciary duties under applicable law. Subject to the exceptions described above, Trane’s board of directors has agreed to recommend that Trane’s shareholders vote in favor of adoption of the merger agreement and that it will not (i) withdraw, modify or qualify in a manner adverse to Ingersoll Rand that recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a takeover proposal, (iii) allow Trane or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract (other than a confidentiality agreement under the circumstances described above) providing for, with respect to, or in connection with, any takeover proposal, or (iv) waive any provision of, terminate, amend or otherwise modify the Trane shareholder rights plan or redeem the rights issued thereunder (other than in connection with the transactions contemplated by the merger agreement).

Unless the merger agreement is terminated pursuant to, and in accordance with, the no-solicitation provisions described above, and subject to the foregoing paragraph, (i) the obligation of Trane to call, give notice of, convene and hold the Trane special meeting and to hold a vote of the Trane shareholders on the adoption of the merger agreement at the Trane special meeting will not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any takeover proposal (whether or not a superior proposal), or by any change of recommendation by Trane’s board of directors, and (ii) in any case in which Trane’s board of directors make a change in recommendation as described above, (A) Trane will nevertheless submit the merger agreement and the merger to a vote of its shareholders and (B) this proxy statement/prospectus and any and all accompanying materials may include appropriate disclosure with respect to such change in recommendation by Trane’s board of directors.

Union Consultation. To the extent required by law or contract, Trane has agreed to use its reasonable best efforts to (i) furnish to any labor union, labor organization, works council or other collective group of employees which represents any group of employees of Trane, or with which Trane is otherwise required to negotiate or consult, information that may be required or advisable to provide; (ii) obtain consents or opinions from such organizations that may be required or advisable to obtain; and (iii) undertake any other actions that may be required to complete or effectuate matters contemplated by the merger agreement. Ingersoll Rand shall assist and cooperate with Trane in connection with Trane’s action described above.

Reasonable Best Efforts. Ingersoll Rand and Trane have agreed to use reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the merger and the other transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the merger and the other transactions contemplated by the merger agreement.

Governmental Approvals. Ingersoll Rand and Trane have agreed to use their reasonable best efforts to obtain prompt termination of the waiting period under the HSR Act, as well as any other required waiting periods under applicable antitrust law. If any objections are asserted by any governmental entity with respect to the merger or if any litigation or proceedings are instituted by a governmental entity challenging the merger under applicable antitrust laws, or if any order is issued enjoining the merger under applicable antitrust laws, Ingersoll Rand and Trane have agreed to use reasonable best efforts to resolve the objections, litigation or proceedings, or to have the order vacated. Neither Ingersoll Rand nor Trane will acquire or agree to acquire any business, person, division or assets, or enter into any other transaction if entering into a definitive agreement relating to or the consummation of such acquisition or other transaction would be reasonably likely to materially increase the risk of not obtaining the applicable clearance, approval or waiver from a governmental entity charged with the enforcement of any antitrust law or materially delay obtaining such clearances, approvals or waivers.

Ingersoll Rand has agreed to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Ingersoll Rand or, effective as of the merger, Trane, or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Ingersoll Rand or the surviving corporation, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding by a governmental entity, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by the merger agreement. Notwithstanding the foregoing sentence, Ingersoll Rand is not required to take any actions which would reasonably be expected to have a material adverse effect on Ingersoll Rand and Trane, taken as a whole.

Employee Benefits. For twelve months following completion of the merger, Ingersoll Rand has agreed with Trane that the employees of Trane that continue to be employees of Ingersoll Rand following the merger will be entitled to receive employee benefits, salary and bonus compensation opportunities that, in the aggregate, are no less favorable to the employee benefits, salary and bonus compensation opportunities received by those employees prior to the merger (excluding equity and equity-based awards). Ingersoll Rand will generally cause the surviving corporation to honor all benefit obligations to and contractual rights of employees of Trane and its subsidiaries under the Trane benefit plans, and will recognize service with Trane prior to the merger for purposes of eligibility and vesting under the benefit plans (but not for benefit accruals under any pension plan) in which Trane employees participate following the merger. Ingersoll Rand has agreed to provide employees whose employment terminates during the one-year period on or following the merger with severance benefits at levels no less than and pursuant to the terms of Trane’s severance plans or commitments applicable to such employee immediately prior to the merger. Ingersoll Rand has also agreed to honor the provisions of Trane’s retention plan, pursuant to its terms.

Repayment of Indebtedness. At the closing of the merger, Ingersoll Rand has agreed to provide Trane with the funds necessary to repay and discharge in full all amounts due under Trane’s existing credit facilities, including accrued and unpaid interest and any fees and expenses related to such prepayment. Unless Trane directs Ingersoll Rand prior to the closing to pay such amounts directly to Trane, Ingersoll Rand shall deliver such amounts directly to the lenders under such credit facilities on behalf of Trane.

Financing. Ingersoll Rand anticipates funding part of the cash merger consideration with debt financing. Ingersoll Rand has agreed to keep Trane reasonably informed on a current basis and in reasonable detail of the status of its effort to arrange such debt financing, and to provide copies of all documents related to the debt financing. Trane has agreed to provide, and to use reasonable best efforts to cause its independent auditors, counsel and other representatives to provide, all reasonable cooperation in connection with the arrangement of the debt financing as may be reasonably requested by Ingersoll Rand, unless such cooperation unreasonably interferes with the ongoing business of Trane. Specifically, Trane has agreed to:

•

arrange for senior management to (i) meet with rating agencies, prospective lenders and investors in presentations, meetings and due diligence sessions, (ii) provide reasonable and customary management and legal representations to auditors and (iii) provide reasonable assistance with the preparation of business projections and similar materials;

•	reasonably cooperate with the marketing efforts of Ingersoll Rand and its financing sources for any of the debt financing;

•	furnish Ingersoll Rand and its financing sources with financial and other pertinent information regarding Trane as may be reasonably requested by Ingersoll Rand;

•	use reasonable best efforts to obtain legal opinions relating to the debt financing as may reasonably be requested by Ingersoll Rand;

•	use reasonable best efforts to provide and execute necessary documents and certificates as may be reasonably requested by Ingersoll Rand; and

•	use reasonable best efforts to cause its independent accountants to provide assistance and cooperation with Ingersoll Rand in the preparation of an offering document for the debt financing.

Ingersoll Rand will promptly, upon request, reimburse Trane for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by Trane or its officers, employees, advisors or other representatives in connection with Trane’s obligations pursuant to this provision. In addition, Ingersoll Rand will indemnify and hold harmless Trane and its subsidiaries and their respective representatives from any and all losses or damages suffered or incurred by them in connection with the arrangement of the debt financing and any information used in connection therewith. Ingersoll Rand acknowledged that the receipt of the debt financing is not a condition to Ingersoll Rand’s obligation to consummate the merger.

Ingersoll Rand Board Appointments. The merger agreement provides that, upon completion of the merger, Ingersoll Rand will appoint two members of Trane’s current board of directors, to be mutually agreed upon by Trane and Ingersoll Rand prior to the closing, to the Ingersoll Rand board of directors, and, following the merger, Ingersoll Rand has agreed to take all actions that are necessary to ensure that the two Trane designees are nominated for election to the Ingersoll Rand board of directors at each of the 2009 and 2010 annual shareholders meeting of Ingersoll Rand. Ingersoll Rand and Trane have agreed that Jared L. Cohon and Edward E. Hagenlocker will be appointed as members of the Ingersoll Rand board of directors following the merger.

Takeover Laws. Trane has agreed to use reasonable best efforts to ensure that no state takeover or similar law becomes applicable to the merger agreement, the merger or the other transactions contemplated by the merger agreement, and if any takeover or similar law becomes applicable, to use reasonable best efforts to ensure the merger may be completed as promptly as practicable on the terms contemplated by the merger agreement and to otherwise minimize the effect of the takeover or similar law on the merger agreement and the merger.

Conditions to the Merger

Conditions to Ingersoll Rand’s and Trane’s Obligations to Complete the Merger. Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions that include the following:

•	the merger agreement has been adopted by the affirmative vote of holders of a majority of the outstanding shares of Trane common stock at the special meeting or an adjournment or postponement thereof;

•	the Ingersoll Rand Class A common shares issuable to the shareholders of Trane pursuant to the merger agreement have been approved for listing on the NYSE, subject to official notice of issuance;

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no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which Trane or any of its subsidiaries, or Ingersoll Rand or any of its subsidiaries, engage in business activities that prohibits the consummation of the merger have been issued and remain in effect, and no statute, law, ordinance, rule or regulation (domestic or foreign) shall have been enacted, issued, enforced, entered, or promulgated that prohibits or makes illegal the consummation of the merger;

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all applicable waiting periods under the HSR Act shall have expired or been terminated and all consents required under any other antitrust laws in the European Union, China, Canada, South Africa and South Korea shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated;

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all other consents, approvals and authorizations of any governmental entity required for Trane, Ingersoll Rand or any of their subsidiaries to consummate the merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a material adverse effect on Ingersoll Rand and Trane, taken as a whole, have been obtained; and

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the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, has become effective under the Securities Act and is not the subject of any stop order or proceedings seeking a stop order.

Conditions to Ingersoll Rand’s and Indian Merger Sub’s Obligation to Complete the Merger. Ingersoll Rand’s and Indian Merger Sub’s obligations to effect the merger are further subject to satisfaction or (to the extent permitted by law) waiver by Ingersoll Rand on or prior to the closing date of the following conditions:

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the representations and warranties of Trane contained in the merger agreement with respect to (i) capitalization, (ii) due authorization, (iii) the absence of a material adverse effect on Trane since September 30, 2007, (iv) the vote required by Trane shareholders to adopt the merger agreement, (v) the inapplicability of state takeover laws to the transactions contemplated by the merger, and (vi) brokers’ and finders’ fees must, in each case, be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date);

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the other representations and warranties of Trane contained in the merger agreement must be true and correct (without giving effect to any qualifications or limitations as to materiality or material adverse effect set forth therein) as of the date of the merger agreement and as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date), except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Trane material adverse effect; and

•	Trane must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger.

Conditions to Trane’s Obligation to Complete the Merger. Trane’s obligation to effect the merger is further subject to satisfaction or (to the extent permitted by law) waiver by Trane on or prior to the closing date of the following conditions:

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the representations and warranties of Ingersoll Rand and Indian Merger Sub contained in the merger agreement with respect to (i) capitalization, (ii) due authorization, (iii) the absence of a material adverse effect on Ingersoll Rand since September 30, 2007, (iv) the absence of a requirement that Ingersoll Rand’s shareholder vote to approve and consummate the merger, (v) the confirmation that Ingersoll Rand is not an “interested shareholder” for purposes of state takeover laws, including the applicable provisions of the DGCL, and (vi) brokers’ and finders’ fees, must, in each case, be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date);

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the other representations and warranties of Ingersoll Rand and Indian Merger Sub contained in the merger agreement must be true and correct (without giving effect to any qualifications or limitations as to materiality or material adverse effect set forth therein) as of the date of the merger agreement and as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date), except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, an Ingersoll Rand material adverse effect; and

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Ingersoll Rand and Indian Merger Sub must have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the closing date of the merger.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of Ingersoll Rand, Trane and Indian Merger Sub, Inc.;

•	by either Ingersoll Rand or Trane if:

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the merger has not been completed on or before September 15, 2008, provided that a party will not have the right to terminate the merger agreement in this circumstance if a material breach of a representation, warranty or covenant in the merger agreement by such party has been a principal cause of the failure of the merger to be completed on or before September 15, 2008;

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a governmental entity that must grant an approval of the merger that is required as a condition to closing has denied granting such approval and such denial has become final and non-appealable, or any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or action shall have become final and nonappealable, provided that, in each case, the right to terminate the merger agreement in these circumstances will not be available to any party whose material breach of the merger agreement has been the principal cause of such governmental action; or

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the affirmative vote of holders of a majority of the outstanding shares of Trane common stock at the Trane special meeting or any adjournment or postponement thereof to adopt the merger agreement shall not have been obtained upon a vote taken thereon at the Trane special meeting duly convened therefor or at any adjournment or postponement of the special meeting.

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by Ingersoll Rand or Trane if the other party breaches or fails to perform any representation, warranty, covenant or agreement set forth in the merger agreement which breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of the other party’s representations and warranties or the other party’s compliance with its covenants and agreements and (ii) is incapable of being cured by the breaching party by September 15, 2008 or, if capable of being cured, was not cured by the breaching party within thirty calendar days following receipt of a written notice of breach or failure to perform from the non-breaching party;

•	by Ingersoll Rand if prior to the adoption of the merger agreement by Trane shareholders,

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(i) Trane’s board of directors has withdrawn, modified or qualified in a manner adverse to Ingersoll Rand its recommendation of the merger or Trane’s board of directors has approved, adopted or recommended or publicly proposed to approve, adopt or recommend, a takeover proposal (provided, that Ingersoll Rand’s right to terminate the merger agreement pursuant to this clause (i) in circumstances not involving a superior proposal will terminate twenty business days after Trane’s board of directors takes the action specified in clause (i) above);

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(ii) a takeover proposal was publicly announced and Trane’s board of directors has failed to publicly reaffirm its recommendation of the merger agreement, the merger or the other transactions contemplated by the merger agreement within ten business days of a receipt of a written request to do so by Ingersoll Rand (provided, that Ingersoll Rand only has the right to request such reaffirmation, and Trane’s board of directors only has the obligation to make such public reaffirmation, on two occasions); or

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(iii) Trane has materially breached its obligations or agreements regarding the non-solicitation of takeover proposals, the procedures relating to the Trane board of director’s ability to change its recommendation of the merger and terminate the merger agreement, or its obligation regarding the delivery of this proxy statement/prospectus or the calling and holding of the special meeting of Trane shareholders to adopt the merger agreement (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within two business days following receipt of a written notice of such breach or failure from Ingersoll Rand);

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by Trane, prior to the adoption of the merger agreement by the Trane shareholders, in accordance with and subject to the provisions described under “—Covenants and Agreements—No Solicitation” above; or

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by Trane if all of the conditions to Ingersoll Rand’s obligations to consummate the merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing, provided that such conditions are capable of being satisfied) and Ingersoll Rand has failed to consummate the merger within ten business days after satisfaction of such conditions.

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the merger agreement will be void and have no effect, and there will be no liability or obligation of any party under the merger agreement except that:

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no termination will relieve any party from any liability or damages resulting from the material breach by a party of any of its representations, warranties, covenants or agreements set forth in the merger agreement; and

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designated provisions of the merger agreement, including (i) the confidential treatment of information (and attorney-client privileges in connection therewith), (ii) the ability of Trane to specifically enforce the merger agreement or pursue damages against Ingersoll Rand in the event of any breach by Ingersoll Rand, including the right to pursue damages on behalf of Trane shareholders for the loss of the merger consideration in the event of a failure by Ingersoll Rand to consummate the merger when the closing conditions have otherwise been satisfied or a breach by Ingersoll Rand that contributes to a failure of a closing condition, and (iii) the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive termination. In addition, the confidentiality agreement, including the standstill provisions contained therein, between Trane and Ingersoll Rand will survive the termination of the merger agreement.

Termination Fee

A termination fee of $315,000,000 will be payable by Trane to Ingersoll Rand as follows:

•

if Ingersoll Rand terminates the merger agreement prior to the adoption of the merger agreement by the Trane shareholders, because Trane’s board of directors has withdrawn, modified or qualified in any manner adverse to Ingersoll Rand the Trane board of directors’ recommendation of the merger agreement or approved, adopted or recommended, or publicly proposed to approve, adopt or recommend, a takeover proposal; or

•

if Trane terminates the merger agreement prior to the adoption of the merger agreement by the Trane shareholders in accordance with and subject to the terms and conditions described under “—Covenants and Agreements—No Solicitation” above;

in either case, Trane will be obligated to pay Ingersoll Rand the full termination fee of $315,000,000 on the first business day following the termination (in the case of a termination by Ingersoll Rand as described above) or on the date of such termination (in the case of a termination by Trane as described above); or

•	If Ingersoll Rand or Trane terminates the merger agreement due to:

•	the failure of the merger to be completed by September 15, 2008; or

•	the failure of the Trane shareholders to adopt the merger agreement at the special meeting; or

•	if, prior to adoption of the merger agreement by Trane shareholders, Ingersoll Rand terminates the merger agreement due to:

•

a failure by Trane’s board of directors to publicly reaffirm its recommendation of the merger agreement, the merger or the other transactions contemplated by the merger agreement within ten business days of a receipt of a written request to do so by Ingersoll Rand (as described above under “—Termination”); or

•

a material breach by Trane of its obligations or agreements regarding the non-solicitation of takeover proposals, the procedures relating to the Trane board of director’s ability to change its recommendation of the merger and terminate the merger agreement, or its obligation regarding the delivery of this proxy statement/prospectus or the calling and holding of the special meeting of Trane shareholders to adopt the merger agreement (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within two business days following receipt of a written notice of such breach or failure from Ingersoll Rand) (in each case, as described above under “—Termination”); and

•

prior to any such termination, a takeover proposal has been publicly disclosed or any person has publicly announced an intention (whether or not conditional) to make a takeover proposal, and, in each case, not publicly withdrawn at the time of termination described above;

then, if within nine months after the termination of the merger agreement described above, Trane enters into a definitive agreement with respect to, or consummates, any takeover proposal (regardless of whether such takeover proposal is the same as the takeover proposal that was publicly disclosed or announced prior to the termination of the merger agreement), then Trane will be obligated to pay to Ingersoll Rand the full termination fee of $315,000,000 on the earlier of such execution or consummation. For purposes of determining whether the termination fee is payable under the circumstances described in the previous sentence, the term takeover proposal has the meaning described under “—Covenants and Agreements—No Solicitation,” except that the references to “15% or more” in the definition of takeover proposal will be deemed to be references to “a majority.”

The merger agreement further provides that Trane will not be required to pay the termination fee on more than one occasion. In addition, if Ingersoll Rand receives the termination fee from Trane, the payment of the termination fee will be Ingersoll Rand’s sole and exclusive remedy against Trane and its subsidiaries and affiliates and none of Trane, its subsidiaries or affiliates will have any further liability of obligation relating to or arising out of the merger agreement or the transactions contemplated thereby. Finally, if Ingersoll Rand or Indian Merger Sub receives any payments from Trane in respect of any breach by Trane of the merger agreement, and thereafter Ingersoll Rand is entitled to receive the termination fee as described above, the amount of such termination fee will be reduced by the aggregate amount of any payments made by Trane to Ingersoll Rand or Indian Merger Sub in respect of any such breaches of the merger agreement.

Amendment and Waiver

Amendment. The merger agreement may be amended solely by an instrument in writing signed on behalf of the parties, either before or after the Trane shareholders have adopted the merger agreement. However, following such adoption of the merger agreement by the Trane shareholders, no amendment may be made that by law requires further approval of Trane shareholders unless the required approval is obtained.

Waiver. At any time prior to the effective time of the merger, Ingersoll Rand and Trane may:

•	extend the time of performance of any of the obligations or other acts of the other parties;

•	to the extent permitted by law, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	to the extent permitted by law, waive compliance with any of the agreements or conditions contained in the merger agreement.

Specific Performance; Third-Party Beneficiaries

Specific Performance. The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, this being in addition to any other remedy to which the parties are entitled at law or in equity.

Third-Party Beneficiaries. The merger agreement is not intended to and does not confer upon any person other than the parties thereto any legal or equitable rights or remedies, except for:

•

the right of the holders of Trane common stock, the Trane restricted stock units and the Trane stock options to receive, from and after the closing of the merger, the aggregate consideration which they are entitled to receive pursuant to the merger agreement;

•

the right of Trane, on behalf of the holders of Trane common stock, the Trane stock options or Trane restricted stock units, to pursue damages in respect of the loss of the right to receive the aggregate consideration pursuant which they are entitled to receive pursuant to the merger agreement in the event of a failure by Ingersoll Rand to effect the merger as required by the merger agreement or a material breach by Ingersoll Rand that contributed to a failure of any of the conditions to closing from being satisfied; and

•	from and after the effective time of the merger, the provisions in the merger agreement relating to indemnification and exculpation from liability for the directors and officers of Trane.

DESCRIPTION OF DEBT FINANCING

Overview

In connection with the merger agreement, Ingersoll Rand and a wholly-owned subsidiary of Ingersoll Rand (collectively, the “Borrowers”) will enter into a new senior unsecured bridge facility with JPMorgan Chase Bank, N.A. (“JPMCB”), as administrative agent. The new senior unsecured bridge facility will have a term of 364 days and provide senior unsecured financing of up to $3,900,000,000. The proceeds of the new senior unsecured bridge facility will be used to pay certain fees and expenses in connection with the merger and a portion of the cash portion of the merger consideration.

The commitment to provide the financing is granted, subject to certain conditions, pursuant to a debt commitment letter, dated December 15, 2007 (the “Debt Commitment Letter”), from JPMCB, J.P. Morgan Securities, Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Goldman Sachs Credit Partners L.P. and Goldman Sachs Bank USA to the Borrowers and will expire on September 30, 2008.

A copy of the Debt Commitment Letter is filed as an exhibit to the Ingersoll Rand reports incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 127. You are urged to read that document carefully.

Interest Rate

Borrowings under the new senior unsecured bridge facility will bear interest, at the Borrowers’ option, at a rate equal to either (a) a base rate determined by reference to the higher of (1) JPMCB’s “prime commercial lending rate” and (2) the federal funds effective rate, as published by the Federal Reserve Bank of New York, plus  1/2 of 1.0% or (b) a LIBOR rate as reflected on the applicable Reuters SCREEN, for the corresponding deposits of U.S. dollars for the interest period relevant to such borrowing plus the applicable margin. The applicable margin for borrowings under the new senior unsecured bridge facility may change depending on Ingersoll Rand’s achievement of certain ratings.

Prepayments and Redemptions

Subject to certain exceptions, the new senior unsecured bridge facility will require the Borrowers to prepay outstanding loans:

•	with the net proceeds of the sale of any assets outside the ordinary course of business (including, without limitation, insurance and condemnation proceeds);

•	with the net proceeds of the issuance of debt obligations and equity securities; and

•	in an amount not less than $500,000,000 within 30 business days of the consummation of the merger.

Any such prepayment will be accompanied by a pro rata reduction in the lenders’ commitments under the facility.

The Borrowers expect to refinance one of their existing credit facilities (referred to in the “Guarantee” section below) in an amount up to $1,500,000,000 and any proceeds received in excess of $750,000,000 will be used first to finance the merger, and to the extent so used, will also reduce the lenders’ commitments under the new unsecured bridge facility.

The Borrowers may voluntarily repay outstanding loans, in whole or in part, at their option at any time upon three days’ prior notice, at par plus accrued and unpaid interest and subject to, in the case of loans based on LIBOR, customary “breakage” costs with respect to such LIBOR loans.

Guarantee

All obligations under the senior unsecured bridge facility will be jointly and severally guaranteed on a senior basis by the Borrowers and any other entities that guarantee (i) as of the date of consummation of the merger, Ingersoll Rand’s outstanding notes and debentures or indebtedness under the credit agreement dated as of August 12, 2005 among, inter alia, the Borrowers and the banks listed therein or (ii) any other indebtedness the proceeds of which are required to be applied to prepay the new senior secured revolving bridge facility.

Covenants and Events of Default

The new senior unsecured bridge facility will contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Borrowers’ ability to:

•	change their lines of business;

•	create liens on assets;

•	engage in mergers or consolidations;

•

incur indebtedness the terms of which contain cross-default or negative pledge provisions more favorable to the holders of such indebtedness than the terms of the new senior unsecured bridge facility; and

•	enter into sale and leaseback transactions.

In addition, the new senior unsecured bridge facility will include a financial covenant requiring that the consolidated indebtedness (including preferred stock held by non-wholly owned consolidated subsidiaries above a certain threshold) of Ingersoll Rand and its consolidated subsidiaries at no time exceeds 65% of the sum of their consolidated indebtedness and consolidated net worth.

The new senior unsecured bridge facility will also contain certain customary events of default, including relating to non-payment, breach of covenant, cross-acceleration, bankruptcy and change of control.

THE STOCK OPTION ELECTION

In addition to other employees, the executive officers and directors of Trane hold Trane equity awards in the form of vested and unvested stock options under Trane’s Stock Incentive Plan and Trane’s 2002 Omnibus Incentive Plan. In this proxy statement/prospectus, we refer to these Trane vested and unvested stock options as Trane stock options. The following section describes the treatment of Trane stock options pursuant to the terms of the merger agreement and mechanics by which holders of Trane stock options may elect to have some or all of their Trane stock options converted into Ingersoll Rand stock options (a “roll-over election”) or cashed out (a “cash-out election”). For more information, please refer to the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72.

Trane’s board of directors makes no recommendation as to whether any holder of any Trane stock options should elect to convert his or her Trane stock options into Ingersoll Rand stock options and makes no recommendation regarding the Ingersoll Rand Class A common shares that underlie those Ingersoll Rand stock options.

Trane Stock Option Election

Accelerated Vesting. As of the effective time of the merger, each outstanding Trane stock option to acquire shares of Trane common stock will, whether or not exercisable or vested at the effective time, become fully vested and exercisable.

Option Election. Except with respect to Trane stock options (i) held by the specified option holders, or (ii) that are ISOs or held by individuals issued under a tax-qualified sub-plan under the laws of France (as described below), the holders of all other Trane stock options are entitled to make a “roll-over election” or a “cash-out election” (by following the election procedure described below) with respect to how the Trane stock options held by such individuals will be treated in the merger and such elections will be effective and not subject to cutbacks, prorations or other restrictions so long as Trane receives a validly completed option election form as described below and in the instructions and election form accompanying this proxy statement/prospectus. The treatment of Trane stock options for which a “roll-over election” or a “cash-out election” has been made is described in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72.

Invalid Election or No Option Election. In the event that a holder of Trane stock options fails to make a valid election with respect to the treatment of his or her Trane stock options pursuant to election provision described below, the Trane stock options held by such individual will be treated in the merger as follows:

•

Trane stock options issued under Trane’s Stock Incentive Plan will be converted into (“rolled-over”) options to purchase Ingersoll Rand Class A common shares as described in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72; and

•

Trane stock options issued under Trane’s 2002 Omnibus Incentive Plan will be converted into (“cashed-out”) the right to receive the cash payment as described in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72.

France Options; ISOs. Holders of Trane stock options that are issued under a tax-qualified sub-plan under the laws of France and holders of ISOs will not be entitled to make the option election described above, but rather, such Trane stock options will be converted automatically in the merger, without any further action required by such holder, into options to purchase Ingersoll Rand Class A common shares as described under the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72.

Election Mechanics

Each person who is a holder of a Trane stock option as of the option calculation date (as defined below) has the right to make an option election by specifying the number of Trane stock options with respect to which that holder desires to make a cash-out election or a roll-over election. Holders of Trane stock options may make this election with respect to some or all of their Trane stock options (on a grant-by-grant basis).

All cash-out elections and roll-over elections must be completed according to the instructions provided in the option election package that is being made available to holders of Trane stock options together with this proxy statement/prospectus. To be valid, an election must be made according to such instructions by the option calculation date, which is 5:00 p.m., eastern time, on                     , 2008.

Holders of Trane stock options may change or revoke their elections by properly making a revised option election prior to 5:00 p.m. eastern time on the option calculation date, according to the instructions provided in the option election package. If a holder properly makes a revised option election with respect to any Trane stock options prior to the option calculation date, all prior option elections with respect to those Trane stock options for which a revised option election is properly made will be revoked. All option elections will automatically be revoked if the merger agreement is terminated.

Election Forms and Related Documents

An option election package is being made available together with this proxy statement/prospectus to all holders of Trane stock options as of the record date. In addition, an option election package will be made available to those holders of Trane stock options who acquire Trane stock options after the record date. The option election package will contain instructions on how a holder of Trane stock options can make an option election with respect to their options.

Please carefully read the documents contained in the Trane stock option election package and the documents referred to therein.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA OF INGERSOLL RAND

The unaudited pro forma combined condensed financial statements are based upon the historical consolidated financial statements and notes thereto of Ingersoll Rand and Trane and have been prepared to illustrate the effect of the merger in which Trane will become a wholly-owned subsidiary of Ingersoll Rand.

The Unaudited Pro Forma Combined Condensed Balance Sheet Information set forth below has been provided after giving effect to the merger as if it had occurred on December 31, 2007. The Unaudited Pro Forma Combined Condensed Income Statement Information set forth below has been presented after giving effect to the merger as if it had occurred on January 1, 2007.

The unaudited pro forma combined condensed financial statements presented herein give effect to Ingersoll Rand’s acquisition of all of the outstanding shares of Trane common stock (194.5 million), restricted stock units (0.3 million) and stock options (14.0 million) at December 31, 2007 in exchange for:

•

the issuance of 44.8 million of Ingersoll Rand Class A common shares. The value of Ingersoll Rand Class A common shares issued in the merger is assumed to be $44.78 per share based on the volume weighted average of the closing trading prices on the announcement date, for the two days immediately prior to and two days immediately subsequent to the announcement date of the Trane acquisition;

•	the payment of $7,109.9 million in cash ($36.50 per outstanding share of Trane common stock and restricted stock units);

•

the payment of $148.4 million in cash in exchange for certain Trane stock options (approximately 5.8 million) calculated using the Cash-Out Amount described in this proxy statement/prospectus in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72; and

•	the fair value of 8.2 million Trane stock options converted to Ingersoll Rand stock options, estimated to be $199.2 million, using the Black-Scholes option pricing model.

The unaudited pro forma combined condensed financial statements also give effect to the issuance of $4,200.0 million in additional debt which will be used to partially fund (a) the cash portion of the purchase price and (b) an estimate of the out-of-pocket transaction costs of Ingersoll Rand associated with the merger.

The acquisition has been accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 3 to these unaudited pro forma combined condensed financial statements, has been preliminarily allocated to the net tangible and intangible assets acquired and liabilities assumed of Trane based on their estimated fair values. Ingersoll Rand’s management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. These estimates are based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical data. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of purchase consideration and fair values attributable to the merger, the actual amounts recorded for the merger may differ from the information presented. The estimation and allocations of purchase consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed and actual transaction costs. A final determination of fair values will be based on the actual net tangible and intangible assets and liabilities of Trane that will exist on the date of completion of the merger.

Under limited circumstances under the merger agreement, Ingersoll Rand will increase, by up to $1.00 per share, the amount of cash to be included in the merger consideration and decrease the fraction of a share of Ingersoll Rand Class A common shares by an amount having an equivalent value (based on the average price of Ingersoll Rand Class A common shares during a specified period prior to closing) as the amount of the increase in cash. If Ingersoll Rand were to increase the cash portion of the purchase price, the effect would be a decrease in Ingersoll Rand’s cash balance and a decrease in equity. Were Ingersoll Rand to increase the amount of cash paid per share by $1.00, based on a $44.78 price per share of Ingersoll Rand Class A common shares, the conversion factor would be reduced to 0.21 and cash consideration would increase to $37.50 per share. The increase to pro forma earnings per share amounts would be less than 1%. Based on shares expected to be outstanding at the time of closing, Ingersoll Rand believes that the substitution of $1.00 of cash consideration and corresponding reduction in the exchange ratio will not be required. Accordingly, Ingersoll Rand does not believe the cash consideration option will have a material effect on the pro forma financial statement balances.

The unaudited pro forma combined condensed financial statements do not reflect future events that may occur after the Trane acquisition, including the expected refinancing of the $4,200.0 million in short-term debt, the potential realization of operating cost savings, revenue synergies or restructuring or other costs (other than Ingersoll Rand’s and Trane’s out-of-pocket transaction costs reflected in the unaudited pro forma combined condensed balance sheet) relating to the integration of the two companies nor do they include any other non-recurring costs related to the merger. The unaudited combined condensed pro forma financial statements were prepared in accordance with the regulations of the SEC and are not reflective of the actual results that are expected in future periods once the merger is complete.

The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred if the merger had been completed on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma financial information does not purport to indicate balance sheet data or results of operations data as of any future date or any future period. The pro forma adjustments are based upon available information and certain assumptions that Ingersoll Rand believes are reasonable.

The accompanying unaudited pro forma combined condensed financial data should be read in conjunction with the historical financial statements and the accompanying disclosures of Ingersoll Rand and Trane, which are incorporated by reference in this proxy statement/prospectus.

Ingersoll-Rand Company Limited

Unaudited Pro Forma Combined Condensed Balance Sheet Information

(in millions)

	As of December 31, 2007
	Ingersoll Rand	Trane		Pro Forma Adjustments		Pro Forma as Adjusted
Assets
Current assets:
Cash and cash equivalents	$4,735.3	$902.5		$(3,118.3	)(12)	$2,519.5
Marketable securities	0.1	—		—		0.1
Accounts and notes receivable	1,660.7	1,138.5		—		2,799.2
Inventories	827.2	697.3		178.5	(1)	1,703.0
Prepaid expenses and other current assets	477.4	314.1		—		791.5

Total current assets	7,700.7	3,052.4		(2,939.8)		7,813.3
Property, plant and equipment, net	904.9	833.0		230.2 87.9	(2) (13)	2,056.0
Goodwill	3,993.3	318.5		5,896.2	(3)	10,208.0
Intangibles	724.6	—		4,475.0	(3)	5,199.6
Other assets	1,052.7	893.4		10.0 (87.9	(4) )(13)	1,868.2

Total assets	$14,376.2	$5,097.3		$7,671.6		$27,145.1

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$721.2	$484.6		$—		$1,205.8
Accrued compensation and benefits	338.9	279.0		—		617.9
Accrued expenses and other current liabilities	1,434.6	1,103.2		108.3 80.0	(5) (3)	2,726.1
Short-term borrowings and current maturities of long-term debt	741.0	372.3		4,200.0	(4)	5,313.3

Total current liabilities	3,235.7	2,239.1		4,388.3		9,863.1
Long-term debt	712.7	687.2		23.0	(3)	1,422.9
Post-employment and other benefit liabilities	941.9	311.5		—		1,253.4
Other non-current liabilities	1,480.5	1,312.7	(14)	1,592.9	(5)	4,386.1
Minority interest	97.5	8.6		—		106.1
Total shareholders’ equity	7,907.9	538.2		1,667.4	(6)	10,113.5

Total liabilities and shareholders’ equity	$14,376.2	$5,097.3		$7,671.6		$27,145.1

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data.

Ingersoll-Rand Company Limited

Unaudited Pro Forma Combined Condensed Income Statement Information

(in millions, except per share data)

	For the Year Ended December 31, 2007
	Ingersoll Rand	Trane	Pro Forma Adjustments		Pro Forma as Adjusted
Net revenues	$8,763.1	$7,449.6	$—		$16,212.7
Cost of goods sold	(6,272.0)	(5,331.9)	(27.6	)(8)	(11,631.5)
Selling and administrative expenses	(1,433.3)	(1,400.2)	(112.3	)(8)	(2,945.8)

Operating income	1,057.8	717.5	(139.9)		1,635.4
Interest expense	(136.2)	(109.6)	(297.9	)(9)	(543.7)
Other income (expense), net	15.9	(5.5)	—		10.4

Earnings from continuing operations before income taxes	937.5	602.4	(437.8)		1,102.1
Provision for income taxes	(204.4)	(202.2)	153.3	(10)	(253.3)

Earnings from continuing operations	$733.1	$400.2	$(284.5)		$848.8

Earnings from continuing operations per share
Basic	$2.52	$2.01	—		$2.53
Diluted	$2.48	$1.96	—		$2.46
Weighted average shares
Weighted average basic shares	290.7	199.0	(154.2	)(11)	335.5
Effect of dilutive options	4.6	5.5	(1.2	)(11)	8.9

Weighted average diluted shares	295.3	204.5	(155.4)		344.4

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Data.

INGERSOLL-RAND COMPANY LIMITED

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

1.	Reflects an adjustment of $178.5 million to record Trane inventory at its estimated fair value. In connection with the merger, Ingersoll Rand is required to record Trane’s inventory on its consolidated balance sheet at its fair value. Ingersoll Rand’s assumed fair value of Trane’s inventory may change after the completion of the merger. Ingersoll Rand’s pro forma fair value adjustment to inventory is based on Trane’s inventory at December 31, 2007, as well as fair value adjustments to inventory in recent acquisitions of companies with assets similar to Trane. In addition, as Ingersoll Rand sells the acquired inventory, its cost of sales will reflect the increased valuation, if any, of Trane’s inventory, which will temporarily reduce Ingersoll Rand’s gross margins until such inventory is sold. This is considered a non-recurring adjustment and as such is not included in the Unaudited Pro Forma Combined Condensed Income Statement Information.

2.	Reflects an adjustment to record Trane’s property, plant and equipment at an assumed fair value (resulting in an increase in property, plant and equipment of $230.2 million). Ingersoll Rand’s assumptions as to the fair value of Trane’s property, plant and equipment will change as it conducts a valuation of Trane’s property, plant and equipment following the completion of the merger. Ingersoll Rand’s pro forma adjustment to property, plant and equipment, net equals 25% of historical net book value, which was derived based on adjustments recorded in recent acquisitions of other companies with assets similar to Trane.

3.	The computation of the total purchase price, excess of the purchase price over the book values of the assets acquired and liabilities assumed, and the resulting adjustment to goodwill are as follows (in millions):

Total stock consideration	$2,006.4 (7)
Total cash consideration for Trane stock and restricted stock units	7,109.9 (7)
Estimated cash consideration for Trane stock options	148.4 (7)
Estimated fair value of Trane stock options converted to Ingersoll Rand stock options	199.2 (7)
Estimated transaction costs of Ingersoll Rand	50.0

Total estimated purchase price	9,513.9

Net book value of Trane assets and liabilities acquired	538.2
Less: Merger and transaction costs of Trane	(80.0)
Less: Trane goodwill acquired	(318.5)

Net tangible book value of Trane assets and liabilities acquired	139.7

Excess of purchase price over net tangible book value of Trane assets and liabilities acquired	9,374.2
Adjustments to goodwill related to:
Inventories	(178.5)
Property, plant and equipment	(230.2)
Deferred tax liability	1,701.2
Identifiable intangibles, excluding tradenames	(2,831.0)
Tradenames	(1,644.0)
Fair value adjustment to Trane debt acquired	23.0

Total adjustments	(3,159.5)

Gross adjustment to goodwill	6,214.7
Less: Trane goodwill already recorded	(318.5)

Net adjustment to goodwill	$5,896.2

For the purpose of preparing the pro forma financial information, the total estimated purchase price is allocated to Trane’s net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of December 31, 2007. Final allocation of the purchase price will be based on the actual fair values of assets acquired and liabilities assumed following the completion of the merger. Accordingly, the fair value of these assets and liabilities included in the table above is preliminary, and is subject to change pending additional information that may become known to Ingersoll Rand and Trane. An allocation of an increased portion of the purchase price to inventory, property, plant and equipment or any allocation to identifiable intangible assets will reduce the amount of the purchase price allocated to goodwill in the unaudited combined condensed financial statement information, and may result in increased depreciation and/or amortization expense.

The premium in the purchase price paid by Ingersoll Rand for the acquisition of Trane reflects the creation of an $11 billion Climate Control business. Ingersoll Rand anticipates realizing significant operational and cost synergies. Anticipated synergies include purchase material savings through supplier rationalization and procurement leverage, improvement in manufacturing costs and lower general and administrative costs. Longer term, Ingersoll Rand will benefit from synergies related to cross selling and service revenue expansion.

In addition, Trane will be able to leverage Ingersoll Rand’s global footprint to enhance their historically U.S. based revenue generation. Lastly, the combined company will improve Ingersoll Rand’s highly regarded Hussmann and Thermo King brands with Trane’s position as a leader in the commercial and residential climate control industry. These combined factors primarily contributed to a purchase price in excess of the fair value of the net tangible assets acquired.

A preliminary estimate of $2,831.0 million has been allocated to amortizable intangible assets acquired, primarily consisting of customer relationships and developed technology. Amortization related to the fair value of amortizable intangible assets, taken over an average life of 25 years and 5 years, respectively, for customer relationships and developed technologies, are reflected as pro forma adjustments to the unaudited pro forma combined condensed income statement.

Ingersoll Rand has allocated approximately $1,644.0 million to tradenames, primarily related to the Trane brand. Ingersoll Rand’s management took many factors into consideration including the current market leadership position of the brand as well as its recognition worldwide in the industry in coming to the determination that it will account for the asset as an indefinite lived intangible asset. Therefore, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, tradenames will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present).

4.	Reflects expected future borrowings of $3,900.0 million under a new senior unsecured bridge facility and issuance of $300.0 million of commercial paper to partially fund (a) the cash portion of the purchase price and (b) an estimate of the out-of-pocket transaction costs of Ingersoll Rand associated with the Trane acquisition ($50.0 million). Ingersoll Rand expects to pay approximately $10.0 million in fees to borrow the $4,200.0 million. Accordingly, such fees are presented in Other assets as deferred debt issuance costs.

5.	Represents the estimated deferred income tax liability, based on an estimated U.S. Federal statutory tax rate of 35.0%, multiplied by the value of purchase price allocation adjustments made to assets and liabilities, excluding goodwill.

6.	Reflects the estimated stock consideration of $2,006.4 million, the estimated fair value of Trane stock options converted to Ingersoll Rand stock options of $199.2 million less the elimination of Trane’s shareholders’ equity of $538.2 million. For purposes of valuing the stock consideration, Ingersoll Rand’s Class A common shares are valued at $44.78 per share, which is the volume weighted average of the closing trading prices on the announcement date, for the two days immediately prior to and immediately subsequent to the announcement date of the Trane acquisition. See Note 7 below.

7.	The calculation of the purchase price paid by Ingersoll Rand is as follows (in millions, except per share data and the conversion factor):

Stock Portion of Purchase Price
Trane shares outstanding and restricted stock units at December 31, 2007	194.8
Conversion factor	0.23

Ingersoll Rand Class A common shares to be issued	44.8
Ingersoll Rand price per share	$44.78

Total stock consideration	$2,006.4

Cash Portion of Purchase Price
Trane shares outstanding and restricted stock units at December 31, 2007	194.8
Cash consideration per share	$36.50

Cash consideration for outstanding shares	$7,109.9
Cash consideration for Trane stock options	$148.4

Total cash consideration	$7,258.3

Fair Value of Stock Options
Estimated fair value of Trane stock options converted to Ingersoll Rand stock options	$199.2

In accordance with SFAS No. 123(R), the fair value of Trane stock options that will be converted into Ingersoll Rand options (hereinafter called the “converted options”) will be recognized as a component of the purchase price, based on the fair value of the options, as described below.

The unaudited pro forma combined condensed financial statements assume 8.2 million of Trane stock options would be converted into options to acquire shares of Ingersoll Rand Class A common shares based on the option exchange ratio set forth in the merger agreement. This assumption represents the maximum amount of options available for conversion under the merger agreement. The number of options assumed is based on committed amounts per contractual arrangements with certain executives of Trane as well as certain jurisdictional and legal requirements that impact the treatment of certain options. All other Trane stock options are assumed to be exchanged for cash.

The additional purchase price of $199.2 million (weighted-average fair value of $25.31 per share) was calculated using the Black-Scholes option pricing model which considered the market price of Ingersoll Rand’s Class A common shares of $44.78 per share and the following assumptions:

Expected option life (in years)	4.70
Volatility	26.10%
Risk-free rate	4.71%
Dividend yield	1.75%

The expected life of the options was determined by taking into account the contractual life of the options, the accelerated vesting of all Trane options at the date of the acquisition, and estimated attrition of the option holders. The volatility assumption used was derived using historical data over a period commensurate with the expected option life assumption.

Ingersoll Rand believes that the fair value of the Ingersoll Rand stock options approximates the fair value of Trane’s stock options. Accordingly, the fair value of the converted stock options was recognized as a component of the purchase price and no additional amounts have been reflected as compensation expense. Ingersoll Rand will also recalculate the fair values of the Trane options and the converted options as of the merger consummation date, in accordance with SFAS No. 123(R), to determine the fair value amounts, if any, to be recorded as compensation expense.

8.	Represents the estimate of the increase in amortization and depreciation expense associated with the fair value adjustment to Trane’s property, plant and equipment and the allocation of purchase price to certain intangible assets such as developed technology and customer relationships. Ingersoll Rand records their depreciation and amortization in cost of goods sold and selling and administrative expenses.

The increase in depreciation expense is based on a 25% increase in the book value of Trane’s property, plant and equipment due to purchase accounting and is allocated based on Ingersoll Rand’s historical allocation of depreciation expense to cost of sales and selling and administrative expenses. For purposes of the depreciation adjustment, Ingersoll Rand considers the useful lives of additional property, plant and equipment to be 20 years.

The increase in amortization expense is based on a preliminary allocation of purchase price to certain intangible assets acquired and is allocated to cost of goods sold and selling and administrative expenses based on the nature of the intangible. For purposes of the amortization adjustment, Ingersoll Rand considers the useful lives of the developed technology and customer relationships to be 5 years and 25 years, respectively. The determination of the useful lives was based upon various accounting studies, historical acquisition experience, economic factors and future cash flows of the combined company. In addition, Ingersoll Rand reviewed software and technological trends and also considered the relative stability in the current Trane customer base.

As indicated in Note 3 above, valuations of Trane’s property, plant and equipment and allocation of purchase price to identifiable intangible assets have not been completed and such amounts are based on Ingersoll Rand’s preliminary estimate. If such estimates were to increase by 5%, pro forma earnings from continuing operations would decrease by $7.0 million for the year ended December 31, 2007 and the pro forma basic and diluted earnings per share would decrease by $0.02 for the year ended December 31, 2007.

9.	Represents the estimate of the increase in interest expense, using a weighted average interest rate of 7.1%, associated with the borrowings under Ingersoll Rand’s new senior unsecured bridge facility and issuance of commercial paper partially to fund (a) the cash portion of the purchase price and (b) an estimate of the out-of-pocket transaction costs of Ingersoll-Rand associated with the Trane acquisition ($50.0 million). For purposes of calculating the pro forma interest expense in the Unaudited Pro Forma Combined Condensed Income Statement Information, Ingersoll Rand has assumed the cash proceeds received from the divestitures of Bobcat, Utility Equipment, Attachments and Road Development business units were available as of January 1, 2007 to fund the Trane acquisition as of January 1, 2007.

Actual interest rates in the transaction can vary from the 7.1% depicted. The effect of a 0.25% increase in interest rates would be a $10.5 million increase in interest expense.

10.	For purposes of these pro forma statements, the U.S. Federal statutory tax rate of 35.0% has been used for all periods. This rate is an estimate and does not take into account future tax strategies that may be applied to the consolidated entity.

11.	The preliminary adjustments to historical weighted average basic and diluted shares for the pro forma periods presented are as follows (in millions):

	For the Year Ended December 31, 2007
	Basic shares	Diluted shares
Elimination of Trane shares	(199.0)	(199.0)
Issuance of Ingersoll Rand shares	44.8	44.8
Effect of dilutive options	—	(1.2)

	(154.2)	(155.4)

12.	The adjustment to the cash balances reflects the following:

•	the payment of $7,109.9 million in cash ($36.50 per outstanding share of Trane common stock and restricted stock units);

•

the payment of $148.4 million in cash in exchange for certain Trane stock options (approximately 5.8 million) calculated using the Cash-Out Amount described in this proxy statement/prospectus in the section entitled “The Merger Agreement—Treatment of Stock Options” beginning on page 72;

•

the issuance of $4,200.0 million in additional debt which will be used to partially fund (a) the cash portion of the purchase price and (b) an estimate of the out-of-pocket transaction costs of Ingersoll Rand associated with the merger; and

•	the payment of $50.0 million of estimated transaction costs and $10.0 million of debt issuance costs.

13.	Reflects an adjustment to reclassify $87.9 million of capitalized software costs from other assets to property, plant and equipment, net to conform with Ingersoll Rand’s accounting policy.

14.	Included in the other non-current liabilities are liabilities for certain asbestos claims totaling $628.2 million. See Note 15, warranties, guarantees, commitment and contingencies, on page 78 of Trane’s Form 10-K for a further discussion of these liabilities.

DESCRIPTION OF INGERSOLL RAND’S CAPITAL STOCK

The following discussion is a summary of Ingersoll Rand’s share capital and should be read in conjunction with “Comparative Rights of Ingersoll Rand Shareholders and Trane Shareholders” beginning on page 112. This summary is not complete and is subject to the complete text of Ingersoll Rand’s memorandum of association and bye-laws. Ingersoll Rand is subject to the Companies Act 1981 of Bermuda, as amended (the “Companies Act”). Copies of Ingersoll Rand’s memorandum of association and bye-laws are filed as exhibits to the Ingersoll Rand reports incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 127. You are urged to read those documents carefully. Under Bermuda law, shareholders are referred to as members, although we refer to them as shareholders in this description for ease of reference.

Authorized Share Capital

The authorized share capital of Ingersoll Rand is US$1,175,010,000, consisting of (1) 1,175,000,000 common shares, par value $1.00 per share, which common shares consist of 600,000,000 Class A common shares and 575,000,000 Class B common shares, and (2) 10,000,000 preference shares, par value $0.001 per share, which preference shares consist of 600,000 Series A preference shares and such other series of preference shares as may be designated from time to time with the respective rights and restrictions determined by Ingersoll Rand’s board of directors. Only common shares (and associated preference share purchase rights) will be issued in the merger.

Voting

Each holder of Class A common shares will be entitled to one vote per common share held, subject to any required preference share class votes. Except as otherwise specifically provided in Ingersoll Rand’s bye-laws or in the Companies Act, any action to be taken by the shareholders at any general meeting at which a quorum is in attendance shall be decided by the affirmative vote of a majority of the votes cast at the general meeting. At its annual meeting to be held in June 2008, Ingersoll Rand’s shareholders will vote on a proposal to amend its bye-laws to implement majority voting in the election of director nominees.

Generally, the holders of Class B common shares will not be entitled to vote. However, under the Companies Act, each share of Ingersoll Rand carries the right to vote in respect of an amalgamation or merger, whether or not it otherwise carries the right to vote. Ingersoll Rand and Ingersoll-Rand Company, a New Jersey corporation and wholly-owned subsidiary of Ingersoll Rand (“Ingersoll Rand—New Jersey”) have entered into a voting agreement which provides that in those limited instances where Ingersoll Rand B common shares have the right to vote, Ingersoll Rand—New Jersey or any other Ingersoll Rand subsidiary holding Class B common shares shall vote (or abstain from voting) the shares in the same proportion as the holders of common shares. Therefore, Class B common shares will not dilute the voting power of common shares.

Subject to the interested shareholder provisions described below in “—Anti-Takeover Provisions,” shareholders holding a majority of the shares voting at a general meeting (including Class B common shares voting as a class with common shares), and each class or series of shares present and voting at a general meeting, and entitled to vote as a class or series, is required to approve a merger.

Changes to Rights of a Class or Series

Any rights attached to any class or series of shares of Ingersoll Rand, unless otherwise provided by the terms of that class or series, may be varied only with the consent in writing of the holders of 75% of that class or series or by a resolution passed at a separate general meeting of holders of the shares of that class or series. Each holder of shares of the class or series present will have one vote for each share of the class or series held to the extent such class or series has voting rights. Outstanding shares will not be deemed to be varied by the creation or issue of shares that rank in any respect prior to or equivalent with those shares.

Quorum for General Meetings

Holders of shares representing a majority of the shares entitled to vote shall constitute a quorum at a general meeting of shareholders.

Dividend Rights

Subject to any rights and restrictions of any other class or series of shares, Ingersoll Rand’s board of directors may from time to time declare dividends and other distributions on the issued Class A common shares and Class B common shares and authorize payment of such dividends and other distributions. Such dividends or other distributions may be in cash, shares or property of Ingersoll Rand out of assets or funds legally available therefor.

If at any time a dividend or other distribution in cash, shares or other property is declared or paid on Class A common shares, a like dividend or other distribution in cash, shares or other property shall also be declared and paid on Class B common shares in an equal amount per share.

Rights Upon Liquidation

Upon the liquidation of Ingersoll Rand, after full amounts that holders of any other issued shares ranking senior to the common shares as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of Ingersoll Rand common shares are entitled to receive, pro rata, any remaining assets of Ingersoll Rand available for distribution to the holders of common shares. The liquidator may deduct from the amount payable in respect of those common shares any liabilities the holder has to or with Ingersoll Rand. The assets received by the holders of Ingersoll Rand common shares in a liquidation may consist in whole or in part of property. That property is not required to be of the same kind for all shareholders. For a general description of rights upon liquidation with respect to the Series A preference shares, please see “—Shareholder Rights Plan” below.

Pre-Emptive Rights

Subject to any series of preference shares granting such rights, holders of shares of Ingersoll Rand have no pre-emptive or preferential right to purchase any securities of Ingersoll Rand.

Redemption, Repurchase and Conversion

Class A common shares will not be convertible into shares of any other class or series or be subject to redemption either by Ingersoll Rand or the holders of common shares, provided, however, that subject to compliance with Bermuda law, Ingersoll Rand may repurchase shares for cancellation with the consent of the holder of such shares.

Class B common shares will be convertible by the holder thereof into Class A common shares on a one-for-one basis in the following circumstances:

•

to satisfy the obligations of Ingersoll Rand or any of its subsidiaries or affiliated companies to issue Class A common shares with regard to the issuance of shares under any stock or deferred compensation plans of Ingersoll Rand or any of its subsidiaries or affiliated companies; or

•	as consideration for any acquisition of stock or assets of a third party.

See “—Restrictions on Transfer” below.

In addition, and subject to the Companies Act, holders of Class B common shares will have the right at any time upon notice to Ingersoll Rand to require Ingersoll Rand to purchase for cancellation any or all of the Class B common shares for cash at the per share fair market value of the common shares as of the date of such notice.

Restrictions On Transfer

Class A common shares are not subject to restrictions on transfer, other than as required to comply with applicable Bermuda law and U.S. and other securities laws.

It is Ingersoll Rand’s intention that Class B common shares only be held by Ingersoll Rand—New Jersey and other wholly-owned subsidiaries of Ingersoll Rand, and as such, would not be transferred out of the Ingersoll Rand consolidated group prior to being converted to Class A common shares as described above under “—Redemption, Repurchase and Conversion.” The Ingersoll Rand bye-laws provide that in the event Class B common shares are transferred to any person or entity other than a wholly-owned, direct or indirect, subsidiary of Ingersoll Rand, the shares so transferred will convert automatically into Class A common shares on a one-for-one basis. Any transfer of Class A common shares following conversion from Class B common shares will only be made in accordance with the applicable securities laws and rules of the NYSE, including those rules relating to required shareholder approvals.

Stock Exchange Listing

Class A common shares are listed on the NYSE under the symbol “IR.” Because Class B common shares are held only by Ingersoll Rand subsidiaries, they are not registered with the Securities and Exchange Commission or pursuant to any foreign securities laws and are not publicly traded.

Other Classes or Series of Shares

The Ingersoll Rand board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of the issue of that class or series, to provide from time to time for the issuance of other classes or series of preference shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law. See “—Preference Shares” below and “Comparative Rights of Ingersoll Rand Shareholders and Trane Shareholders—Issuance of Preference Shares/Stock” for specific provisions with respect to preference shares.

Transfer Agent

The transfer agent and registrar for Class A common shares is The Bank of New York, Church Street Station, P.O. Box 11258, New York, New York 10286-1258, telephone number (800) 524-4458.

Anti-Takeover Provisions

The bye-laws and shareholder rights plan of Ingersoll Rand contain provisions that may be considered to have certain “anti-takeover” effects such as discouraging unsolicited takeover bids from third parties or making it more difficult to remove incumbent management. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control of Ingersoll Rand that the board of directors does not believe is in the best interests of Ingersoll Rand.

Ingersoll Rand’s bye-laws provide that the board of directors will consist of not less than three nor more than twenty persons, with the exact number to be set from time to time by the board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors within the stated range and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees.

Ingersoll Rand’s bye-laws provide that Ingersoll Rand may not engage in any “business combination” with any interested shareholder (generally, a 10% or greater shareholder) unless the business combination receives the affirmative vote of the holders of 80% of the shares then in issue of all classes of shares entitled to vote considered for purposes of this provision as one class, provided that the above vote requirement does not apply to:

•	any business combination with an interested shareholder that has been approved by Ingersoll Rand’s board of directors; or

•

any agreement for the amalgamation, merger or consolidation of any subsidiary of Ingersoll Rand with Ingersoll Rand or with another subsidiary of Ingersoll Rand if (1) the relevant bye-law provisions will not be changed or otherwise affected by or by virtue of the amalgamation, merger or consolidation and (2) the holders of greater than 50% of the voting power of Ingersoll Rand or the subsidiary, as appropriate, immediately prior to the amalgamation, merger or consolidation continue to hold greater than 50% of the voting power of the amalgamated company immediately following the amalgamation, merger or consolidation.

The bye-laws of Ingersoll Rand provide that “business combination” means:

•

any amalgamation, merger or consolidation of Ingersoll Rand or one of its subsidiaries with an interested shareholder or with any person that is, or would be after such amalgamation, merger or consolidation, an affiliate or associate of an interested shareholder;

•

any transfer or other disposition to or with an interested shareholder or any affiliate or associate of an interested shareholder of all or any material part of the assets of Ingersoll Rand or one of its subsidiaries; and

•

any issuance or transfer of shares of Ingersoll Rand upon conversion of or in exchange for the securities or assets of any interested shareholder, or with any company that is, or would be after such merger or consolidation, an affiliate or associate of an interested shareholder.

Ingersoll Rand’s bye-laws provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of Ingersoll Rand’s board of directors, by any shareholder who complies with certain procedures set forth in the bye-laws or by any shareholder pursuant to the valid exercise of the power granted under the Companies Act. For business to be properly brought before an annual general meeting by a shareholder, the shareholder must have given timely notice thereof in proper written form to the secretary of Ingersoll Rand and satisfied all requirements under applicable rules promulgated by the Securities and Exchange Commission and by the NYSE or any other exchange on which Ingersoll Rand’s securities are traded. To be timely for consideration at the annual general meeting, a shareholder’s notice must be received by the secretary at Ingersoll Rand’s principal executive offices not later than the date which is 90 days in advance of the anniversary of the immediately preceding annual general meeting or, if the date of the annual general meeting occurs more than 30 days before, or 60 days after, the anniversary of such immediately preceding annual general meeting, not later than the seventh day after the date on which notice of such annual general meeting is given. See “Comparative Rights of Ingersoll Rand Shareholders and Trane Shareholders—Shareholder Proposals and Nominations.”

Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of Ingersoll Rand common shares must be taken at a duly called annual or special general meeting of shareholders unless taken by written consent of all holders of common shares required or permitted to take such action. Under the bye-laws, a special general meeting may be called by the chairman of Ingersoll Rand’s board of directors, the president, a majority of the board of directors, or upon the request of shareholders holding at least 10% of Ingersoll Rand’s shares as provided in the Companies Act. The bye-laws of Ingersoll Rand provide that any matter to be voted upon at a meeting called by shareholders requires the affirmative vote of at least 66 2/3% of the shares entitled to vote.

Ingersoll Rand’s board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, to issue from time to time any authorized and unissued preference shares on such terms and conditions as it may determine. For example, the board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the Class A common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then-current market price of the shares.

Ingersoll Rand has in place a shareholder rights plan. The operation of the Ingersoll Rand shareholder rights plan could result in the possible dilution of a potential acquiror’s interest in Ingersoll Rand. Consequently, the provisions of the Ingersoll Rand shareholder rights plan could discourage unsolicited takeover bids for Ingersoll Rand from third parties. See “—Shareholder Rights Plan” below.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to compulsorily acquire the common shares of minority shareholders in one of the following ways:

•

By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•

If the acquiring party is a company, by acquiring pursuant to a tender offer, 90% of the shares or class of shares not already owned by the acquiring party (the “offeror”). If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by the offeror, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which such approval was obtained, require by a “notice of acquisition” any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the notice of acquisition) orders otherwise.

•

Where one or more parties holds not less than 95% of the shares or a class of shares of Ingersoll Rand, such holder may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When such a notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in such notice, unless a remaining shareholder applies to the Supreme Court of Bermuda for an appraisal of the value of its shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Preference Shares

Ingersoll Rand’s board of directors may from time to time authorize the issuance of preference shares in one or more series of preference shares, and in the resolution or resolutions providing for the issuance of such shares, the board of directors is expressly authorized to fix for each such series the number of shares which shall constitute such series, voting power, full or limited, or no voting power, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof. Such a “blank check” preference share provision could have certain “anti-takeover” effects. See “—Anti-Takeover Provisions” above.

The Ingersoll Rand board of directors in authorizing such series may provide, among others, that any such series may be (in each case, as set forth in the resolutions authorizing the series of preference shares):

•	subject to redemption at the option of Ingersoll Rand or the holders, or both, at such time or times and at such price or prices;

•

entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series;

•	entitled to such rights upon the liquidation, dissolution or winding up of Ingersoll Rand;

•

convertible into, or exchangeable for, shares of any other class or classes of shares, or of any other series of the same or any other class or classes of shares, of Ingersoll Rand at such price or prices or at such rates of exchange and with such adjustments; and

•	subject to the preferences, rights and qualifications of any other series.

Shareholder Rights Plan

Issuance of Rights

The Ingersoll Rand shareholder rights plan provides for the issuance of half of one right (a “right") to purchase one one-thousandth of an Ingersoll Rand Series A preference share for each common share in issue as of the effective time of the merger (the “record date”).

Evidence of Rights

Under the shareholder rights plan, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “acquiring person") has acquired beneficial ownership of 15% or more of the shares in issue of Class A common shares or (ii) 10 business days (or such later date as may be determined by action of the board of directors of Ingersoll Rand prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the shares in issue of Class A common shares (the earlier of such dates being called the “distribution date”), the rights will be evidenced, with respect to any of the Class A common share certificates in issue as of the record date, by such Class A common share certificates together with a summary of the rights. The shareholder rights plan provides that, until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with common shares. Until the distribution date (or earlier redemption or expiration of the rights), new Class A common share certificates issued after the record date upon transfer or new issuances of Class A common shares will contain a notation incorporating the Ingersoll Rand shareholder rights plan by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates for Class A common shares in issue as of the record date, even without such notation or a copy of the summary of rights, will also constitute the transfer of the rights associated with Class A common shares represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of Class A common shares as of the close of business on the distribution date and such separate certificates alone will evidence the rights.

Duration of Rights

The rights are not exercisable until the distribution date. The rights will expire on December 22, 2008, unless this date is extended or unless the rights are earlier redeemed or exchanged by Ingersoll Rand, in each case as described below.

Adjustments

The purchase price payable, and the number of Series A preference shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Series A preference shares, (ii) upon the grant to holders of the Series A preference shares of certain rights or warrants to subscribe for or purchase Series A preference shares at a price, or securities convertible into Series A preference shares, with a conversion price less than the then-current market price of the Series A preference shares or (iii) upon the distribution to holders of the Series A preference shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A preference shares) or of subscription rights or warrants (other than those referred to above). The number of rights in issue is also subject to adjustment in the event of a share division of Class A common shares or a share dividend on Class A common shares payable in Class A common shares or subdivisions, consolidations or combinations of Class A common shares occurring, in any such case, prior to the distribution date.

Series A Preference Shares

Series A preference shares purchasable upon exercise of the rights will not be redeemable. Each Series A preference share will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Class A common share. In the event of liquidation, the holders of the Series A preference shares will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) and will be entitled to an aggregate payment of 1000 times the payment made per Class A common share. Each Series A preference share will have 1000 votes, voting together with Class A common shares. Finally, in the event of any amalgamation, merger, consolidation or other transaction in which Class A common shares are converted or exchanged, each Series A preference share will be entitled to receive 1000 times the amount received per Class A common share. These rights are protected by customary antidilution provisions.

Because of the nature of the Series A preference shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Series A preference share purchasable upon exercise of each half of a right should approximate the value of one Class A common share.

Exercise of Rights

In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right at the then-current exercise price of the right, that number of Class A common shares having a market value of two times the exercise price of the right.

In the event that, after a person or group has become an acquiring person, Ingersoll Rand is acquired in an amalgamation, merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right (other than rights beneficially owned by an acquiring person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the right, that number of common shares of the person with whom Ingersoll Rand has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the right.

Exchange of Rights

At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the Class A common shares in issue or the occurrence of an event described in the prior paragraph, the board of directors of Ingersoll Rand may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Class A common share, or one one-thousandth of a Series A preference share (or of a share of a class or series of Ingersoll Rand’s preference shares having equivalent rights, preferences and privileges), per half right (subject to adjustment).

No Fractional Shares

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional Series A preference shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Series A preference share, which may, at the election of Ingersoll Rand, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A preference shares on the last trading day prior to the date of exercise.

Redemption

At any time prior to the time an acquiring person becomes such, the board of directors of Ingersoll Rand may redeem the rights in whole, but not in part, at a price of $.01 per right (the “redemption price”). The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendment of Rights

The terms of the rights may be amended by the board of directors of Ingersoll Rand without the consent of the holders of the rights, including an amendment to lower the 15% threshold for an acquiring person described above to not less than the greater of (i) the sum of .001% and the largest percentage of the Class A common shares in issue then known to Ingersoll Rand to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an acquiring person no such amendment may adversely affect the interests of the holders of the rights.

No Rights as a Shareholder

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Ingersoll Rand including, without limitation, the right to vote or to receive dividends.

Certain Anti-Takeover Effects

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Ingersoll Rand on terms not approved by the board of directors of Ingersoll Rand, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any amalgamation, merger or other business combination approved by the board of directors since the rights may be redeemed by Ingersoll Rand at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Class A common shares. See “Comparative Rights of Ingersoll Rand Shareholders and Trane Shareholders—Shareholder Rights Plan.”

COMPARATIVE RIGHTS OF INGERSOLL RAND SHAREHOLDERS AND

TRANE SHAREHOLDERS

The rights of Ingersoll Rand shareholders are currently governed by the Companies Act and the memorandum of association and bye-laws of Ingersoll Rand. The rights of Trane shareholders are currently governed by the General Corporation Law of the State of Delaware (the “DGCL”) and the restated certificate of incorporation and amended bylaws of Trane, which we refer to as the certificate of incorporation and bylaws of Trane.

This section of the proxy statement/prospectus describes the material differences between the rights of Ingersoll Rand shareholders and Trane shareholders.

This section does not include a complete description of all differences among the rights of Ingersoll Rand shareholders and Trane shareholders, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the Companies Act and the DGCL, as well as the memorandum of association and bye-laws of Ingersoll Rand and the certificate of incorporation and bylaws of Trane. Copies of the memorandum of association and bye-laws of Ingersoll Rand and the certificate of incorporation and bylaws of Trane are filed as exhibits to the reports of Ingersoll Rand and Trane incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 127.

Capitalization

Ingersoll Rand	Trane

The authorized capital stock of Ingersoll Rand currently consists 1,175,000,000 common shares, consisting of 600,000,000 Class A common shares and 575,000,000 Class B common shares, par value $1.00 per share, and 10,000,000 preference shares, par value $0.001 per share, 600,000 of which have been designated as Series A Preference Shares.

The authorized capital stock of Trane currently consists of 560,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share.

900,000 shares of Trane’s Preferred Stock have been designated as Junior Participating Cumulative Preferred Stock.

Issuance of Preference Shares/Stock

Ingersoll Rand	Trane

The bye-laws provide that the board of directors of Ingersoll Rand may from time to time authorize by means of a board resolution the issuance of preference shares in one or more series of preference shares, and in the resolution or resolutions providing for the issue of such shares, the board of directors is expressly authorized to fix for each such series the number of shares which shall constitute such series, voting power, full or limited, or no voting power, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof. Such a “blank check” preference share provision could have certain “anti-takeover” effects. See “Description of Ingersoll Rand’s Capital Stock—Anti-Takeover Provisions.”	The certificate of incorporation provides that the board of directors of Trane is authorized from time to time to provide for the issuance of shares of preferred stock in series, to establish the number of shares to be included in such series, and to fix the designation, powers, preferences and rights of shares of each series and the qualifications, limitations and restrictions of those series, including: whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series; the redemption rights and price, if any, for the series; the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; the amounts payable on shares of the series in the event of any liquidation, dissolution or winding up; whether and on what terms the shares of the series shall be convertible or exchangeable into any other security; restrictions on the issuance of shares of the series or of any other class or series; and the voting rights, if any, of holders of shares of the series.

Voting Rights of Shareholders

Ingersoll Rand	Trane

Each outstanding Class A common share is entitled to one vote on each matter submitted to a vote of the shareholders, including the election of directors. Subject to any required preference share class votes, the holders of Class A common shares will vote as a single class with the holders of preference shares and Class B common shares on any matter for which holders of Class B common shares are entitled to vote under the Companies Act and on any matter which the holders of preference shares are entitled to vote under the Companies Act or the applicable series of preference shares. Generally, the holders of Class B common shares will not be entitled to vote. However, under the Companies Act each share of Ingersoll Rand carries the right to vote in respect of an amalgamation or merger, whether or not it otherwise carries the right to vote. Ingersoll Rand—New Jersey and Ingersoll Rand have entered into a voting agreement with respect to Class B common shares to ensure that, in the limited instances a vote is granted to the holders of Class B common shares, such vote will not dilute the voting power of Class A common shares. At its annual meeting to be held in June 2008, Ingersoll Rand’s shareholders will vote on a proposal to amend its bye-laws to implement majority voting in the election of director nominees. See “Description of Ingersoll Rand’s Capital Stock—Voting.”	Each outstanding share of Trane common stock is entitled to one vote for each share of common stock held of record by such holder and shall be entitled to vote with respect to all matters as to which a shareholder of a Delaware corporation would be entitled to vote, including the election of directors. Currently, there are no classes of shares outstanding other than common stock.

Size of the Board of Directors

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws provide for a minimum of 3 and a maximum of 20 directors or such number greater than 20 as the shareholders may from time to time determine, with the number of directors within this range determined by the Ingersoll Rand board of directors from time to time. The current size of the Ingersoll Rand board of directors is 11, but will increase to 13 with the appointment of 2 current Trane directors upon completion of the merger.	Trane’s bylaws provide for a minimum of 3 and a maximum of 21 directors, with the number of directors within this range determined by Trane’s board of directors from time to time. The current size of Trane’s board of directors is 9.

Classification of the Board

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws provides for one class of directors. The directors hold office for such term as the shareholders may determine at the time of election, or, in the absence of such determination, until the next annual general meeting.	Trane’s certificate of incorporation divides the board of directors into three classes of directors, with each class consisting, as nearly as possible, of one-third of the total number of the directors and serving a three-year term. The terms of office of one class expire each year.

Vacancies on the Board

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws provide that a vacancy occurring in the board of directors (including a vacancy resulting from an increase in the number of directors or the removal of a director) may be filled by the affirmative vote of a majority of the directors remaining in office, provided that a quorum is present.

Under Ingersoll Rand’s bye-laws, if the board of directors fills a vacancy, the director’s term expires at the next shareholders’ annual general meeting or until his or her successor shall have been elected and qualified.

A vacancy on the board created by the removal of a director may be filled by the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy.

Trane’s certificate of incorporation and bylaws provide that, subject to the rights of any preferred stock then outstanding, any vacancy occurring on the board of directors for any reason (including any newly created directorships resulting from any increase in the authorized number of directors) may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum. Any directors so chosen will hold office until the next election of the class for which such directors were chosen and until their respective successors are duly elected and qualified or until their earlier resignation or removal.

In addition, under the DGCL, if, at the time of the filling of any vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

Removal of Directors

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws provide that directors may be removed without cause only upon the affirmative vote of the holders of at least 80% of the shares entitled to vote for the election of directors and for cause only upon the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at the election of directors at any special general meeting convened in accordance with Ingersoll Rand’s bye-laws; provided that the notice of any such meeting convened for the purpose of removing a director contain a statement of

Under the DGCL, a director may be removed with or without cause by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors. However, members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise.

Trane has a classified board of directors. Trane’s certificate of incorporation states that, subject to the

the intention to do so and be served on such director not less than 14 days before the meeting and at such meeting such director shall be entitled to be heard on the motion for such director’s removal.	rights of any preferred stock outstanding, any director may be removed by the holders of a majority of the shares then entitled to vote at an election of directors, but only for cause.

Cumulative Voting

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws do not permit cumulative voting.	Trane’s certificate of incorporation does not permit cumulative voting with respect to the election of directors.

Notice of Shareholders’ Meetings

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws provide that notice of the date, place and time of annual general meeting and special general meetings shall be given to each shareholder not less than 5 nor more than 60 days prior to such meeting. An annual general meeting shall be deemed to have been properly called notwithstanding that it is called by shorter notice than that specified if so agreed by all the shareholders entitled to attend and vote thereat.

The DGCL requires notice to stockholders of the date, time and place of each annual and special stockholders’ meeting at least 10 days, but no more than 60 days, before the meeting date. However, notice of a stockholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets, must be delivered at least 20 but no more than 60 days before the meeting date.

Trane’s bylaws require that written notice of the place, date and hour of each stockholders’ meeting be given to each stockholder of record entitled to vote at such meeting either personally or by mail not less than 10 nor more than 60 days prior to the meeting.

Ability to Call Special Meetings of Shareholders

Ingersoll Rand	Trane

A special general meeting of shareholders may be called by the chairman of the board of directors, the president, a majority of the board of directors or upon the request of shareholders holding at least 10% of Ingersoll Rand’s shares as provided in the Companies Act, provided that any matter to be voted upon at a meeting called by shareholders requires the affirmative vote of at least 66 2/3% of the shares entitled to vote.

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any person or persons authorized by the certificate of incorporation or the bylaws.

Trane’s certificate of incorporation and bylaws provide that special meetings of the stockholders may be called at any time by the chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Action by Written Consent of Shareholders

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws provide that any action which may be taken by resolution of in a general meeting or a meeting of any class of shareholders may, without a meeting and without any previous notice, be done by resolution in writing signed by all the shareholders who	Trane’s certificate of incorporation provides that, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of the stockholders of the corporation, and the ability of the at the date of the resolution would be entitled to attend the meeting and vote on the resolution.

The Companies Act provides that shareholders may take action by written consent only with the unanimous written consent of all shareholders entitled to vote.

stockholders to consent in writing to the taking of any action is specifically denied.

Shareholder Proposals

Ingersoll Rand	Trane

The Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting or to circulate a statement prepared by the shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition of a resolution is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders.

Ingersoll Rand’s bye-laws provide that a shareholder entitled to vote at an annual general meeting may propose business to be included in the meeting’s agenda only if written notice of such shareholder’s intent is given to Ingersoll Rand’s Secretary not later than 90 days in advance of the anniversary of the immediately preceding annual general meeting or if the annual general meeting occurs more than 30 days before or 60 days after the anniversary of the preceding annual meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

The notice must set forth:

•     a brief description of the business desired to be brought before the meeting and the reasons for conducting this business at the general meeting;

•     the name and address, as they appear on Ingersoll Rand’s books, of the shareholders proposing such business;

•     the class and number of shares which are beneficially owned by the shareholder; and

•     any material interest of the shareholder in such business.

Trane’s bylaws provide that a stockholder may bring a proposal to transact corporate business at a stockholders’ meeting by providing written notice, mailed by certified mail, to the secretary of Trane and (i) in the case of an annual meeting, received no later than 50 days prior to the date of the annual meeting or, if less than 50 days’ advance notice of a meeting is given to the stockholders, not later than the close of business on the seventh day following the day on which the written notice of a meeting was mailed; and (ii) in the case of a special meeting of stockholders, received not later than the close of business on the tenth day following the day on which written notice of the date of the meeting was mailed or public disclosure of the meeting was made, whichever occurs first.

The inclusion of shareholder proposals in proxy materials prepared by Trane are governed by Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Director Nominations by Shareholders

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws provide that a shareholder entitled to vote for the election of directors may nominate a person or persons for election only if written notice of such shareholder’s intent to make such nomination is given to the Secretary not later than (a) with respect to an election to be held an annual general meeting, 90 days in advance of the anniversary of the preceding annual general meeting or if the date of the annual general meeting occurs more than 30 days before or 60 days after the anniversary of such preceding annual general meeting, not later than the close of business on the seventh day after notice of such meeting is given to shareholders and (b) with respect to an election of a director pursuant to written consent by shareholders without a meeting, 60 days before materials soliciting such consents are first mailed to shareholders, or if no such materials are required to be mailed by applicable law, 60 days before the first written consent is executed.

The notice must set forth the following information:

•     the name and address of the shareholder who intends to make the nomination and of the person nominated for election;

•     a representation that the shareholder is a holder of record of the shares entitled to vote at such meeting or to express written consent and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice or to execute a written consent to elect such person;

•     a description of all arrangements or understandings between the shareholder and the nominee and any other person (naming such person) pursuant to which the nomination for election are to be made;

•     such other information regarding each nominee proposed as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the US Securities and Exchange Commission if such nominee had been nominated by the board; and

•     the consent of each nominee to serve as a director if elected.

Trane’s bylaws provide that in order for a stockholder to nominate a director for election by the stockholders, the stockholder must give timely written notice to the secretary of Trane. The notice must be mailed by certified mail to the secretary of the corporation and (i) generally in the case of an annual meeting, received not later than 50 days prior to the date of the annual meeting, and (ii) in the case of a special meeting, received not later than the close of business on the tenth day following the day on which written notice of the date of the meeting was mailed or public disclosure of the meeting was made, whichever occurs first.

The notice must set forth all of the following information:

•     the name, age, business address and, if known, residence address of each nominee proposed in such notice;

•     the principal occupation or employment of each such nominee;

•     the number of shares of stock of Trane that are beneficially owned by each such nominee and the nominating stockholder; and

•     any other information concerning the nominee that must be disclosed regarding nominees in proxy solicitations pursuant to Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules under such section.

Dividends

Ingersoll Rand	Trane

Subject to the rights, if any, of holders of preference shares, Ingersoll Rand may make distributions and pay dividends, to the extent not prohibited by applicable law, by action of the board of directors. If at any time a dividend or other distribution is declared or paid on Class A common shares, a like dividend or other distribution must also be declared and paid on Class B common shares in an equal amount per share.

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Trane’s bylaws provide that dividends on Trane’s shares may be declared by the board of directors at any regular or special meeting of the board of directors.

Amendment to Charter Documents

Ingersoll Rand	Trane

Under the Companies Act, amendments to the memorandum of association must be approved by a majority of the shareholders voting on the amendments.

The DGCL provides that amendments to the certificate of incorporation requires an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the voting power of the outstanding stock of each class entitled to vote thereon separately as a class. However, a corporation’s certificate of incorporation may provide for a greater vote.

Generally, under Trane’s certificate of incorporation, any amendment, alteration or repeal of the certificate of incorporation must be approved by the holders of a majority of the shares of issued and outstanding common stock voting together as a single class. Any amendment to the provisions governing the board’s ability to issue rights to purchase securities of Trane or any other corporation; the board’s ability to amend the bylaws; the board’s power to manage Trane; the number, election, term, removal and filling of vacancies with respect to directors; liability and indemnification of directors; and the ability of stockholders to act via written consent must be approved by the holders of at least 65% of the then outstanding stock of Trane entitled to vote generally in the election of directors.

Amendment to Bye-laws

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws may only be amended and new bye-laws may only be made if approved both by resolution of the board and by resolution by the shareholders.

Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors.

Trane’s certificate of incorporation states that the board of directors has the power to adopt, amend, alter or repeal the bylaws, except to the extent that the bylaws or certificate of incorporation provide otherwise. Trane’s bylaws generally provide that the bylaws may be amended by resolution of the majority of the directors or, at a stockholders meeting, upon the approval by a majority of the combined voting power of the outstanding stock entitled to vote generally in the election of directors, except any amendment, alteration or repeal of the bylaws governing stockholder voting, stockholder special meetings, stockholder proposals and director nominations, ability of stockholders to act by written consent, director indemnification, or amendment of the bylaws must be approved by at least 65% of the combined voting power of the outstanding stock entitled to vote generally in the election of directors. Any bylaws adopted or amended by the board of directors may be amended or repealed by the stockholders entitled to vote.

Mergers and Share Exchanges

Ingersoll Rand	Trane

The Companies Act permits an amalgamation (the Bermuda legal equivalent of a merger) between two or more Bermuda companies, or between one or more Bermuda “exempted companies” and one or more foreign companies. As permitted by Bermuda law shareholders holding a majority of the shares voting at a meeting (including Class B common shares voting as a class with Class A common shares), and each class of shares present and voting at a meeting, is required to approve an amalgamation.

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote on the transaction. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if:

•     the merger agreement does not amend the certificate of incorporation of the surviving corporation,

•     each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and

•     either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or the authorized unissued shares or treasury shares of the surviving corporation to be issued do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective time of the merger.

Additional supermajority voting requirements may be applicable under the DGCL in certain circumstances.

Appraisal Rights

Ingersoll Rand	Trane

Under the Companies Act, a dissenting shareholder of a company participating in a merger (other than a merger between a company and its wholly-owned subsidiary or between two or more subsidiaries of the same company) may apply to the Bermuda courts to appraise the fair value of its shares.

The DGCL provides stockholders of a corporation involved in a merger the right to demand and receive payment in cash of the fair value of their stock in certain mergers. As a general matter, appraisal rights are not available with respect to shares:

•     listed on a national securities exchange,

•     designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc., or

•     held of record by more than 2,000 stockholders,

unless holders of shares are required to accept in the merger anything other than any combination of:

•     shares of stock of the surviving corporation in the merger or depository receipts in respect thereof,

•     shares of stock (or depository receipts in respect thereof) of another corporation that, at the effective date of the merger, will be:

•     listed on a national securities exchange,

•     designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc., or

•     held of record by more than 2,000 holders, and

•     cash instead of fractional shares of stock or depository receipts received.

Anti-takeover Statutes

Ingersoll Rand	Trane

The bye-laws of Ingersoll Rand provide that Ingersoll Rand may not engage in any “business combination” with any interested shareholder (generally, a 10% or greater shareholder) unless the business combination receives the affirmative vote of the holders of 80% of the shares then in issue of all classes of shares entitled to vote considered for purposes of this provision as one class, provided that the above vote requirement does not apply to:

•     any business combination with an interested shareholder that has been approved by the board of directors; or

•     any agreement for the amalgamation, merger or consolidation of any subsidiary of Ingersoll Rand with Ingersoll Rand or with another subsidiary of Ingersoll Rand if (1) the relevant bye-law provisions will not be changed or otherwise affected by or by virtue of the amalgamation, merger or consolidation and (2) the holders of greater than 50% of the voting power of Ingersoll Rand or the subsidiary, as appropriate, immediately prior to the amalgamation, merger or consolidation continue to hold greater than 50% of the voting power of the amalgamated company immediately following the amalgamation, merger or consolidation.

The bye-laws of Ingersoll Rand provide that “business combination” means:

•     any amalgamation, merger or consolidation of Ingersoll Rand or one of its subsidiaries with an interested shareholder or with any person that is, or would be after such amalgamation, merger or consolidation, an affiliate or associate of an interested shareholder; or

•     any transfer or other disposition to or with an interested shareholder or any affiliate or associate of an interested shareholder of all or any material part of the assets of Ingersoll Rand or one of its subsidiaries; or

•     any issuance or transfer of shares of Ingersoll Rand upon conversion of or in exchange for the securities or assets of any interested shareholder, or with any company that is, or would be after such amalgamation, merger or consolidation, an affiliate or associate of an interested shareholder.

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•     the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder,

•     upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or

•     after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by these provisions of the DGCL (and such amendment is duly approved by the stockholders entitled to vote thereon).

Section 203 of the DGCL is applicable to Trane.

Shareholder Rights Plan

Ingersoll Rand	Trane

Ingersoll Rand has a shareholder rights plan, pursuant to which Ingersoll Rand has issued to each Class A common share half of a right to purchase one one-thousandth of a Series A Preference Share upon the terms and subject to the conditions of the plan. The rights expire on December 22, 2008, unless earlier exercised by a holder or redeemed by Ingersoll Rand. For a more complete description of Ingersoll Rand’s shareholder rights plan, please see “Description of Ingersoll Rand’s Capital Stock—Shareholder Rights Plan.”	Trane has a stockholder rights plan, pursuant to which Trane has issued a right to purchase one one-hundredth of a share of Junior Participating Cumulative Preferred stock at a purchase price of $300, subject to adjustment. The rights expire on July 9, 2013, unless earlier exercised by a holder or redeemed by Trane.

Duties of Directors

Ingersoll Rand	Trane

Bermuda law does not impose an all-embracing code of conduct on directors. Many of the duties and obligations of a director are statutory; others are found only in common law. The Companies Act contains numerous provisions relating to the duties of directors and prescribes penalties for breach of such duties. At common law a director owes two types of duty to the company: a fiduciary duty and a duty of skill and care. An individual director must act in good faith in his or her dealings with or on behalf of the company and exercise the powers and fulfill the duties of the office honestly. A director has a duty to act in good faith in what he or she considers is the best interests of the company and not for any collateral purpose. Directors must act within the powers set out in the company’s memorandum of association and bye-laws and exercise their powers in the company’s interests and for the purposes for which those powers were conferred. A director must not put himself or herself in a position where there is an actual or potential conflict between a personal interest or the duties owed to third parties and his or her duty to the company. Notwithstanding the duty to avoid a conflict of interest, a director may enter into a contract where a conflict of interest might arise if the bye-laws allow it or if the company gives its approval in a general meeting of shareholders. Directors are responsible to the company and not, in the absence of special circumstances, to the shareholders as individuals. For these purposes, the company is generally defined with reference to the interest of both present and future shareholders of the company as a whole.	The Delaware standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing. According to the Delaware Supreme Court, the duty of care requires “directors . . . in managing the corporate affairs . . . to use that amount of care which ordinarily careful and prudent men would use in similar circumstances.” Later case law has established “gross negligence” as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations.

Limitations on Liability of Directors and Officers

Ingersoll Rand	Trane

Under Bermuda law a company shall not indemnify any individual that is adjudged to be liable for fraud or dishonesty in the performance of his or her duties to such company.

Ingersoll Rand’s bye-laws provide that each shareholder agrees to exempt a director or officer from any claim or right of action such shareholder may have, whether individually or in the right of Ingersoll Rand, on account of any action taken or the failure to take any action in the performance of his duties for Ingersoll Rand. Such waiver does not cover any matter involving fraud or dishonesty.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•     breach of the duty of loyalty,

•     acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•     unlawful payments of dividends, certain stock repurchases or redemptions, or

•     any transaction from which the director derived an improper personal benefit.

Trane’s certificate of incorporation provides that no director will be personally liable to Trane or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•     for any breach of the director’s duty of loyalty to Trane or its stockholders,

•     for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law,

•     under Section 174 of the DGCL, or

•     for any transaction from which the director derived any improper personal benefits.

Indemnification of Directors and Officers

Ingersoll Rand	Trane

Ingersoll Rand’s bye-laws require it, to the fullest extent permitted by Bermuda law, to indemnify any director or officer who is, was or is threatened to be made a party to any proceeding because he or she was or is a director or officer of Ingersoll Rand, or because he or she is or was serving Ingersoll Rand or any other legal entity in any capacity at the request of Ingersoll Rand while a director or officer of Ingersoll Rand, against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Ingersoll Rand may also indemnify any employee or agent of Ingersoll Rand to the fullest extent provided by Bermuda law.	The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a

The indemnification provisions also require Ingersoll Rand to pay reasonable expenses incurred by a director or officer of Ingersoll Rand in a proceeding in advance of the final disposition of any such proceeding, provided that the indemnified person undertakes to repay Ingersoll Rand if it is ultimately determined that such person was not entitled to indemnification.

Under the Companies Act, a company shall not indemnify any individual that is adjudged to be liable for fraud or dishonesty in the performance of his or her duties.

quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests, and

•     in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

Trane’s certificate of incorporation requires Trane to indemnify, to the fullest extent currently or subsequently permitted by DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of Trane, or is or was serving or has agreed to serve at the request of Trane as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to be taken or omitted in such capacity, and may to the same extent indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of Trane, or is or was serving or has agreed to serve at the request of Trane as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or any appeal therefrom.

Trane’s bylaws provide that expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding will be paid by Trane in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by Trane.

Enforcement of Court Judgments Obtained in the U.S.

Ingersoll Rand	Trane

Because Ingersoll Rand is organized under the laws of Bermuda, it may not be possible to enforce court judgments in Bermuda that are obtained in the U.S. against Ingersoll Rand or its directors or officers in Bermuda based on the civil liability provisions of the U.S. federal or state securities laws. Ingersoll Rand has been advised that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda.	Because Trane is organized under the laws of Delaware, court judgments obtained in the U.S. against Trane can be enforced against it in the same manner as against other domestic companies.

Right of Shareholders to Effect Service of Process within the U.S.

Ingersoll Rand	Trane

As a result of Bermuda law, it would be difficult for a holder of Ingersoll Rand Class A common shares to effect service of process on Ingersoll Rand within the U.S. However, Ingersoll Rand has irrevocably agreed that it may be served with process with respect to actions based on offers and sales of securities made in the United States by having Ingersoll-Rand—New Jersey be its U.S. agent appointed for that purpose.	Because Trane is organized under the laws of Delaware, service of process can be effected on it in the same manner as on other domestic companies.

EXPERTS

The financial statements of Ingersoll Rand and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Ingersoll Rand’s Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Trane appearing in Trane’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedules appearing therein) and the effectiveness of Trane’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Trane management’s assessment of the effectiveness of internal control over reporting as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the Ingersoll Rand Class A common shares offered hereby will be passed upon for Ingersoll Rand by Conyers Dill and Pearman, Bermuda counsel to Ingersoll Rand.

SHAREHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, shareholders may present proposals for inclusion in Trane’s proxy statement and for consideration at the next annual meeting of Trane’s shareholders by submitting their proposals to Trane in a timely manner.

The 2008 annual meeting of Trane’s shareholders is not expected to be held if the merger is completed. If the 2008 annual meeting is held, any shareholder intending to submit a proposal for inclusion in the proxy statement for the 2008 annual meeting must meet the eligibility and other criteria required under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which proposal must have been in writing and delivered to Trane’s Secretary, Mary Elizabeth Gustafsson, at Trane’s executive offices located at One Centennial Avenue, Piscataway, New Jersey 08855, no later than a reasonable period of time before the proxy materials for the meeting will be printed and mailed, which deadline will be announced by Trane in advance of any such meeting. If the 2008 annual meeting is held, written notice of shareholder proposals (other than proposals for inclusion in the proxy) for consideration at the 2008 annual meeting must be received by Trane’s Secretary no later than 50 days in advance of the 2008 annual meeting. If less than 50 days advance notice of the meeting is given, proposals must be received no later than the seventh day following the mailing of the written notice of the shareholder meeting.

WHERE YOU CAN FIND MORE INFORMATION

Trane and Ingersoll Rand file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ingersoll Rand or Trane at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about Ingersoll Rand at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Ingersoll Rand and Trane, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Ingersoll Rand and Trane through the websites maintained by Ingersoll Rand and Trane, which are http://ingersollrand.com and http://www.trane.com, respectively. The information contained in those websites is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Ingersoll Rand to register the Class A common shares to be issued in the merger and the exhibits to the registration statement. The SEC allows Ingersoll Rand and Trane to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Ingersoll Rand (Commission file number 001-16831) and Trane (Commission file number 001-11415) have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Ingersoll Rand Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2007, as filed February 29, 2008
Definitive Proxy Statement on Schedule 14A	Filed April 16, 2008
Current Reports on Form 8-K	Filed January 11, 2008; Filed February 14, 2008; Filed February 20, 2008

Trane Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2007, as filed February 20, 2008
Definitive Proxy Statement on Schedule 14A	Filed March 23, 2007

All documents filed by Ingersoll Rand and Trane pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Trane Inc.	Ingersoll-Rand Company
One Centennial Avenue	155 Chestnut Ridge Road
Piscataway, New Jersey 08855-6820	Montvale, New Jersey 07645
Telephone: (732) 980-6125	Telephone: (800) 955-9845
Attention: Investor Relations	Attention: Investor Relations
http://investor.shareholder.com/ir/investorkit.cfm	http://ir.trane.com/investorkit.cfm

Neither Ingersoll Rand nor Trane has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 15, 2007

AMONG

INGERSOLL-RAND COMPANY LIMITED,

INDIAN MERGER SUB, INC.

AND

TRANE INC.

Exhibit A	Form of Restated Certificate of Incorporation of the Surviving Corporation
Exhibit B	Amendment No. 4 to the Company Rights Agreement
Exhibit C	Affiliate Letter

INDEX OF DEFINED TERMS

Page
4.02(d) Notice	A-41
Actions	A-19
Affiliate	A-59
Agreement	A-7
Antitrust Law	A-45
Automatic Roll-Over Options	A-49
Business Day	A-59
Cash Consideration	A-9
Cash Election Options	A-49
Cash-Out Amount	A-46
Cash-Out Election	A-47
Cash-Out Proration Factor	A-47
Certificate	A-9
Certificate of Merger	A-7
Class B Common Shares	A-28
Closing	A-7
Closing Date	A-7
Code	A-12
Commonly Controlled Entity	A-21
Company	A-7
Company Adverse Recommendation Change	A-41
Company Benefit Agreement	A-37
Company Benefit Plan	A-21
Company Bylaws	A-13
Company Certificate	A-7
Company Common Stock	A-8
Company Director Designees	A-8
Company Disclosure Schedule	A-13
Company Loan Agreements	A-60
Company Pension Plan	A-21
Company Personnel	A-60
Company Preferred Stock	A-13
Company Recommendation	A-43
Company Reference Price	A-49
Company Restricted Stock Units	A-13
Company Rights	A-9
Company Rights Plan	A-14
Company SEC Documents	A-17
Company Stock Options	A-14
Company Stock Plans	A-13
Company Stock-Based Awards	A-14
Company Stockholder Approval	A-26
Company Stockholders’ Meeting	A-42
Company Welfare Plan	A-21
Confidentiality Agreement	A-44
Continuing Employees	A-53
Contract	A-16
Converted Incentive Options	A-46
Converted ISOs	A-48

Page
Converted Omnibus Options	A-46
Converted Options	A-46
Debt Amount	A-54
Debt Commitment Letters	A-33
Debt Financing	A-33
DGCL	A-7
Dissenting Shares	A-9
DOJ	A-45
Effective Time	A-7
Environmental Laws	A-60
ERISA	A-21
Exchange Act	A-16
Exchange Agent	A-10
Exchange Fund	A-10
Exchange Ratio	A-9
Filed Company SEC Documents	A-17
Filed Parent SEC Documents	A-31
Foreign Antitrust Laws	A-45
Foreign Corrupt Practices Act	A-21
Form S-4	A-42
France Options	A-49
FTC	A-45
GAAP	A-17
Governmental Entity	A-16
Hazardous Materials	A-60
HSR Act	A-16
Incentive Plan Options	A-49
Indemnitee	A-50
Indemnitees	A-50
Intellectual Property	A-26
IRS	A-22
ISO Exchange Ratio	A-48
ISOs	A-49
Key Personnel	A-60
Knowledge	A-60
Law	A-16
Leases	A-25
Liens	A-13
Material Adverse Effect	A-60
Material Contract	A-19
Maximum Rollover Number	A-49
Merger	A-7
Merger Consideration	A-9
Merger Sub	A-7
Merger Sub Bylaw	A-28
Merger Sub Certificate	A-28
Non-Electing Incentive Plan Options	A-49
NYSE	A-16
Omnibus Plan Options	A-49
Option Calculation Date	A-49
Option Election Form	A-47

Page
Option Exchange Ratio	A-49
Option Spread	A-49
Order	A-16
Outside Date	A-57
Owned Real Property	A-25
Parent	A-7
Parent 2007 Stock Plan	A-28
Parent Bye-Laws	A-28
Parent Certificate	A-28
Parent Common Share	A-9
Parent Disclosure Schedule	A-27
Parent Material Adverse Effect	A-61
Parent Preferred Stock	A-28
Parent Reference Price	A-61
Parent Rights Plan	A-28
Parent SEC Documents	A-30
Parent Stock Options	A-28
Parent Stock-Based Awards	A-29
Permits	A-20
Permitted Liens	A-61
person	A-62
Proxy Statement	A-42
Real Property	A-25
Release	A-62
Representatives	A-40
Retention Plan	A-54
Roll-Over Election	A-47
Roll-Over Election Options	A-49
SEC	A-17
Securities Act	A-16
SOX	A-18
Specified Option Holders	A-50
Spin-Off	A-24
Stock Consideration	A-9
Subsidiary	A-62
Superior Proposal	A-40
Surviving Corporation	A-7
Takeover Proposal	A-40
Target Parent Option Rollover Cap	A-50
Tax	A-24
Tax Return	A-25
Taxing Authority	A-25
Termination Fee	A-51
Total Rollover Base Number	A-47
WARN	A-21

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 15, 2007, among INGERSOLL-RAND COMPANY LIMITED, a Bermuda corporation (“Parent”), INDIAN MERGER SUB, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and TRANE, INC., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the respective Board of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and stockholders to consummate the Merger provided for herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the second Business Day (as defined in Section 8.03) after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Ave., New York, New York 10017, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05 Certificate of Incorporation and By-laws. (a) The Restated Certificate of Incorporation of the Company, as amended (the “Company Certificate”), shall be amended at the Effective Time so as to read in its entirety as set forth on Exhibit A hereto and, as so amended, such Company Certificate shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and by applicable Law (subject to Section 5.05).

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Amended Bylaws of the Company shall be amended at the Effective Time so as to read in their entirety as the Bylaws of Merger Sub (except that the name of the Surviving Corporation shall be “Trane Inc.”) and, as so amended, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.05).

SECTION 1.06 Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07 Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.08 Directors of Parent. Upon completion of the Closing, Parent shall cause to be appointed to the board of directors of Parent, effective as of the Effective Time, two individuals (the “Company Director Designees”) from the list of individuals specified in Section 1.08(a) of the Company Disclosure Schedule that are mutually agreed by the Company and Parent prior to the Closing (or if such individuals shall have declined to serve, such other individuals designated by the Company and reasonably acceptable to Parent). Following the Effective Time, Parent shall take all actions necessary to ensure that the Company Director Designees are nominated for election to the Board of Directors of Parent at each of the 2008, 2009 and 2010 annual stockholders meetings of Parent.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the Company’s common stock, $0.01 par value per share (“Company Common Stock”), or of any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is directly owned by the Company or Parent immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; provided that for the avoidance of doubt, no shares of Company Common Stock that are owned by a Subsidiary which is directly or indirectly wholly owned (as defined in Section 8.03) by the Company shall be cancelled pursuant to this Section 2.01(b).

(c) Stock Owned by Subsidiaries. Each share of Company Common Stock beneficially owned by a Subsidiary which is directly or indirectly wholly owned by the Company shall remain outstanding, and no payment shall be made in respect thereof.

(d) Conversion of Company Common Stock. Subject to Section 2.02(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (x) shares to be canceled in accordance with Section 2.01(b), (y) shares to remain outstanding in accordance with

Section 2.01(c) and (z) any Dissenting Shares) together with the associated rights (the “Company Rights”) issued pursuant to the Company Rights Plan (as hereinafter defined) shall be converted into the right to receive (i) 0.23 (such ratio, as may be adjusted pursuant to this Section 2.01(d), the “Exchange Ratio”) of a validly issued, fully paid and nonassessable Class A common share, par value $1.00 per share (“Parent Common Share”), of Parent, together with the requisite number of rights issued pursuant to the Parent Rights Plan (as hereinafter defined) (such number of shares, as may be adjusted pursuant to this Section 2.01(d), the “Stock Consideration”), and (ii) $36.50 in cash, without interest (such amount of cash, as may be adjusted pursuant to this Section 2.01(d), the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). Prior to the Closing Date, and in any event at least two Business Days prior to the Closing Date, Parent and the Company shall consult and discuss in good faith in an effort to reach a mutual determination as to whether the condition set forth in Section 6.01(b) can be satisfied without the requirement of a vote of Parent’s stockholders, and in connection with such consultation, the parties hereto shall provide each other, or cause their respective Representatives (including their transfer agents) to provide access to all relevant and supporting documentation reasonably necessary to make such determination. If (i) Parent and Company agree upon such determination, or (ii) if Parent or the Company reasonably determines in good faith, following such consultation and review of such supporting documentation, that it is necessary in order to satisfy the condition in Section 6.01(b) without the requirement of a vote of Parent’s stockholders, and in the case of clause (ii), either party provides notice to the other party of such determination and the basis and calculations upon which such determination was made, Parent shall, prior to the Closing, modify the Merger Consideration by substituting such amount of additional Cash Consideration, up to $1.00, in lieu of a portion of, and appropriately reducing, the Stock Consideration (and appropriate adjustment to the Exchange Ratio) using a fixed value per Parent Common Share equal to the Parent Reference Price; provided, however, that notwithstanding the foregoing, the Company shall not be entitled to make such determination if the Company is in material breach of Section 3.01(c)(ii) or Section 4.01(a)(ii). At the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.01(d) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding Parent Common Shares shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then the Exchange Ratio shall be appropriately adjusted to reflect such action. The right of any holder of a Certificate to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) shall, to the extent provided in Section 2.02(j), be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(e) Dissenting Shares.

(i) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be canceled and converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been canceled at the Effective Time, and the holder thereof shall be entitled to receive the Merger Consideration (payable without any interest thereon) as compensation for such cancellation.

(ii) The Company shall give Parent (A) prompt notice of any notice received by the Company of intent to demand the fair value of any shares of Company Common Stock, withdrawals of such notices and any other instruments or notices served pursuant to Section 262 of the DGCL and (B) the opportunity to participate in all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as otherwise required by an Order or under applicable Law, (x) make any payment or other commitment with respect to any such exercise of appraisal rights, (y) offer to settle or settle any such rights or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

SECTION 2.02 Exchange of Certificates.

(a) Exchange Agent. Immediately prior to the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, certificates representing Parent Common Shares and cash in an amount sufficient to pay the Cash Consideration required to be paid pursuant to Section 2.01(d) in the aggregate amount equal to the number of Parent Common Shares and amount of cash into which such shares of Company Common Stock have been converted. In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). All Parent Common Shares, cash, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.02(a) shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in no event later than three Business Days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor (i) the amount of cash to which such holder is entitled pursuant to Section 2.01(d), (ii) a certificate or certificates representing that number of whole Parent Common Shares (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.01(d), (iii) any dividends or distributions payable pursuant to Section 2.02(c) and (iv) cash in lieu of any fractional shares payable pursuant to Section 2.02(e), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this

Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article II. Notwithstanding anything to the contrary contained in this Agreement, any holder of Company Common Stock that holds such shares in book-entry (rather than though a Certificate) shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent Common Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional Parent Common Shares shall be paid to any such holder pursuant to Section 2.02(e), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II. Following the surrender of any Certificate, there shall be paid to the record holder of the certificate representing whole Parent Common Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Common Shares and the amount of any cash payable in lieu of a fractional Parent Common Share to which such holder is entitled pursuant to Section 2.02(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Common Shares.

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Company Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this Article II.

(e) No Fractional Shares. No certificates or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates, no dividends or other distributions of Parent shall relate to such fractional share interests, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a Parent Common Share shall receive in lieu thereof cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder) would otherwise be entitled by (B) the per share closing price of Parent Common Shares on the last trading day immediately prior to the Closing Date, as such price is reported on the NYSE Composite Transaction Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing prior to the Effective Time).

(f) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for twelve months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) in accordance with this Article II.

(g) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Parent Common Shares, dividends or other distributions from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(e)) would otherwise escheat to or become the property of any Governmental Entity, any such shares (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(e)) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies, or a combination thereof. Any interest and other income resulting from such investments shall be paid to and be income of Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), in each case pursuant to this Article II.

(j) Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent determine are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01 Representations and Warranties of the Company. Except as disclosed in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (but excluding any forward looking disclosures set forth in any “risk factor” section or under the heading “Forward-Looking Statements” in any of such Company SEC Documents), and except as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates (and such items or matters disclosed in other sections of the Company Disclosure Schedule to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is readily apparent on the face of such disclosure notwithstanding the omission of a reference or cross reference thereto)), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company and each of its Significant Subsidiaries (as such term is defined in Rule 12b-2 under the Exchange Act) has been duly organized, and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to be in good standing or where the failure to have such governmental licenses, permits, authorizations or approvals individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.03). The Company and each of its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Company Certificate and the Company’s Bylaws (the “Company Bylaws”), in each case as amended to the date hereof.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Schedule lists, as of the date hereof, each Subsidiary of the Company (including its state of incorporation or formation). All of the outstanding capital stock of, or other equity interests in, each Significant Subsidiary of the Company is directly or indirectly owned by the Company (except for directors’ qualifying shares and investments by foreign nationals mandated by applicable Law). All the issued and outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary owned by the Company have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (other than liens, charges and encumbrances for current Taxes not yet due and payable) (collectively, “Liens”), other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests (other than restrictions imposed by securities Laws). Except for the Subsidiaries of the Company, the Company does not own, directly or indirectly, as of the date hereof, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity that are or would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(c) Capital Structure; Indebtedness. The authorized capital stock of the Company consists of 560,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on November 30, 2007:

(i) 193,418,772 shares of Company Common Stock were issued and outstanding;

(ii) 327,001 restricted stock units in respect of Company Common Stock (“Company Restricted Stock Units”) were issued and outstanding;

(iii) 4,221,038 shares of Company Common Stock were reserved and available for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of Company Stock Options issued pursuant to the 2002 Omnibus Incentive Plan and the Stock Incentive Plan, in each case as amended to date (such plans, collectively, the “Company Stock Plans”), and

14,961,168 shares of Company Common Stock were subject to outstanding options to purchase Company Common Stock (collectively, the “Company Stock Options”) or agreements to grant Company Stock Options;

(iv) no shares of Company Preferred Stock were issued or outstanding;

(v) 900,000 shares of Company Preferred Stock have been designated as Junior Participating Cumulative Preferred Stock, of which 900,000 shares are reserved for issuance upon exercise of the Rights as defined in and pursuant to the Rights Agreement, dated as of January 5, 1995 between the Company and The Bank of New York (the “Company Rights Plan”);

(vi) no shares of Company Common Stock were held by any wholly owned Subsidiary of the Company;

(vii)(A) 483,555 shares of Company Common Stock were reserved and available for issuance pursuant to the terms of the Company’s Deferred Compensation Plan; and (B) 482,812 shares of Company Common Stock were reserved and available for issuance pursuant to the terms of the Company’s Employee Stock Purchase Plan;

(viii) except as set forth above in this Section 3.01(c) and except for shares of Company Common Stock held by the Company in its treasury, at the close of business on November 30, 2007, no shares of capital stock or other voting securities or equity interests of the Company were issued, reserved for issuance or outstanding. Except for the Company Stock Options, the Company Restricted Stock Units and the Company Preferred Stock designated under the Company Rights Plan, at the close of business on November 30, 2007, there were no outstanding stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Company Common Stock on a deferred basis or other rights (including the right to receive shares of Company Common Stock pursuant to the terms of plans or trusts that are set forth in Section 4.01(a)(ii) of the Company Disclosure Schedule) that are linked to the value of Company Common Stock (collectively, “Company Stock-Based Awards”). All outstanding Company Stock Options and grants of shares of Company Restricted Stock Units are evidenced by stock option agreements, restricted stock purchase agreements or other award agreements. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to Company Stock Options or Company Stock-Based Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above in this Section 3.01(c) and for issuances of shares of Company Common Stock pursuant to Company Stock Options set forth above in this Section 3.01(c) and, with respect to changes following the date of this Agreement, except as permitted by Section 4.01(a), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or (D) any Company Stock-Based Awards; and (y) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities. Except as set forth above in this Section 3.01(c) and subject to Section 4.01(a), there are no outstanding (1) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of any Subsidiary of the Company, (2) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Subsidiary of the Company or (3) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities; and

(ix) as of the date of this Agreement, the only principal amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries (not including intercompany amounts, operating or capital leases, overdraft facilities, amounts of financing under the Company’s securitization program, $44.7 million in letters of credit outstanding under the Company’s Five-Year Credit Agreement, dated as of May 31, 2007, with JPMorgan Chase Bank, N.A. and the lenders party thereto, or $94.4 million in other letters of credit) is (A) $40.1 million of revolving loans under the 364-day Canadian Facility, (B) $318.8 million of 7.375% Senior Notes due 2008, (C) $97.5 million of 8.25% Senior Notes due 2009, (D) 59.8 million Pounds Sterling of 8.25% Senior Notes due 2009, (E) $261.2 million of 7.625% Senior Notes due 2010, (F) $199.6 million of 5.50% Senior Notes due 2015 and (G) not more than $100 million of other indebtedness for borrowed money (including the fair value of any interest rates or currency, swap agreements, but not including intercompany amounts, operating or capital leases, overdraft facilities, amounts of financing under the Company’s securitization program or letters of credit).

(d) Authority.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company, are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement (other than the obtaining of the Company Stockholder Approval). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Board of Directors of the Company has unanimously, by resolutions duly adopted at a meeting duly called and held, (i) approved, and declared advisable, this Agreement, (ii) determined that the terms of this Agreement are fair to, and in the best interests of, the Company and its stockholders, (iii) subject to Section 5.01(b), directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company and (iv) subject to Section 4.02, recommended that the stockholders of the Company adopt this Agreement at the Company Stockholders’ Meeting, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(ii) The Company and its Board of Directors have taken all action necessary, including by executing and delivering Amendment No. 4 to the Company Rights Agreement in the form set forth in Exhibit B hereto, to (A) render the Company Rights inapplicable to this Agreement and the transactions contemplated hereby and (B) ensure that (1) neither Parent nor any of its Affiliates or Associates (as defined in the Company Rights Agreement) is or will become an “Acquiring Person” (as defined in the Company Rights Agreement) by reason of or as a result of the approval, execution, delivery or adoption of this Agreement or the approval, adoption or consummation of the Merger or any other transaction contemplated hereby, (2) neither a “Stock Acquisition Time” nor a “Distribution Date” (in each case as defined in the Company Rights Agreement) shall occur by reason of or as a result of the approval, execution, delivery or adoption of this Agreement or the approval, adoption or consummation of the Merger or any other transaction contemplated hereby, (3) the Company Rights shall not become exercisable or separate from the shares of Company Common Stock to which they are attached by reason of or as a result of the approval, execution, delivery or adoption of this Agreement or the approval, adoption or consummation of the Merger or any other transaction contemplated hereby or thereby and (4) the Company Rights shall expire immediately prior to the Effective Time.

(iii) Amendment No. 4 to the Company Rights Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(e) Noncontravention. The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, (i) the Company Certificate or the Company Bylaws or the comparable organizational documents of any of its Significant Subsidiaries, (ii) any written loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, distribution agreement or other written contract, agreement, obligation, commitment or instrument (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the obtaining of the Company Stockholder Approval and the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of its properties or other assets or (B) order, writ, injunction, decree, judgment or stipulation issued, promulgated or entered into by or with any Governmental Entity (each, an “Order”) applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any organized securities exchange (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (1) (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the termination of the waiting period required thereunder, and (B) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable Antitrust Law, (2) applicable requirements of the Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), and state securities takeover and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (4) any filings with and approvals of the New York Stock Exchange, Inc. (the “NYSE”), (5) any other filings listed in Section 3.01(e)(5) of the Company Disclosure Schedule and (6) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

(f) Company SEC Documents.

(i) The Company has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed by the Company since January 1, 2006 (such documents, together with any documents filed during such period by the Company to the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). Each of the Company SEC Documents, as amended prior to the date of this Agreement, complied in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents (or incorporated therein by reference) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, had been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except as reflected or reserved against in the balance sheet of the Company, including the notes thereto, as of September 30, 2007 included in Company SEC Documents filed prior to the date of this Agreement (the “Filed Company SEC Documents”), neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise), other than (A) liabilities or obligations incurred since September 30, 2007 in the ordinary course of business consistent with past practice, (B) liabilities or obligations incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement, (C) liabilities or obligations incurred pursuant to this Agreement and (D) liabilities or obligations that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents. None of the Subsidiaries of the Company is, or has at any time since January 1, 2006 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

(including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. As of the date hereof, to the Knowledge of the Company, the Company’s outside auditors and its principal executive officer and principal financial officer will be able to give, without qualification, the certificates and attestations required pursuant to SOX when next due.

(iii) The Company has (A) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to its principal executive officer and principal financial officer; (B) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (C) evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and (D) to the extent required by applicable Law, disclosed in such report or amendment any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(iv) The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(v) Since January 1, 2006, to the Knowledge of the Company (i) neither the Company nor any of its Subsidiaries, nor, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(g) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, in each case, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

(h) Absence of Certain Changes or Events. Since September 30, 2007, there has not been any Material Adverse Effect.

(i) Litigation. There are no actions, suits, claims, hearings, proceedings, arbitrations, mediations or investigations (whether civil, criminal, administrative, for condemnation or otherwise) (“Actions”), including Actions under or relating to any Environmental Law, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties or any of the executive officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any Order or settlement, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. To the Knowledge of the Company, there are no formal or informal governmental inquiries or investigations or internal investigations, in each case regarding accounting or disclosure practices of the Company or any of its Subsidiaries, or regarding compliance by the Company or any of its Subsidiaries with any Law except for those inquiries or investigations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(j) Material Contracts.

(i) For purposes of this Agreement, a “Material Contract” shall mean:

(A) Any Contract that is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) Any Contract containing covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any person in any geographic area in a manner that is material to the Company and its Subsidiaries, taken as a whole;

(C) Any Contract pursuant to which the Company or any Subsidiary of the Company (x) obtains the rights to use Intellectual Property which requires payments by the Company or any Subsidiary of the Company in excess of $1,000,000 per annum or is otherwise material to the Company and/or any of its Subsidiaries (other than Contracts granting rights to use readily available commercial software); or (y) licenses or otherwise grants the rights to use material Intellectual Property of the Company or any Subsidiary of the Company to any other person, other than in the case of (x) and (y), Contracts in which grants of Intellectual Property are incidental to such Contracts;

(D) Any Contract pursuant to which the Company or any of its Subsidiaries has entered into a partnership or joint venture with any other person (other than the Company or any of its Subsidiaries) that is material to the business of the Company and its Subsidiaries, taken as a whole;

(E) Any Contract entered into on or after January 1, 2006 relating to the acquisition or disposition of any business or any assets (whether by merger, sale of stock or assets or otherwise), in an amount in excess of $25,000,000 except for acquisitions and dispositions of assets in the ordinary course of business (including acquisitions and dispositions of inventory); and

(F) Any Contract (other than Contracts of the type described in subclauses (A) through (E) above) that involves aggregate payments by or to the Company or any of its Subsidiaries in excess of $25,000,000 per annum, other than purchase or sales orders or other Contracts entered into in the ordinary course of business consistent with past practice or other Contracts that are terminable or cancelable without material penalty to the Company or any of its Subsidiaries on 120 days’ notice or less or other Contracts relating to currency, commodity or hedge swaps.

(ii) Each Material Contract is valid and in full force and effect and enforceable in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (A) they have previously expired in accordance with their terms or (B) the failure to be in full force and effect and enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any counterparty to any Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Material Contract, except in each case for those violations, failures to perform and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(k) Compliance with Laws; Environmental Matters. (i) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect:

(A) each of the Company and its Subsidiaries is and has been since January 1, 2005 in compliance with all Laws and Orders applicable to it, its properties or other assets or its business or operations;

(B) the Company and each of its Subsidiaries has in effect all approvals, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities (collectively, “Permits”), including Permits under Environmental Laws, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted;

(C) there has been no violation of any such Permit;

(D) to the Company’s Knowledge, (1) the consummation of the Merger would not cause the revocation, modification or cancellation of any such Permit, and (2) no Governmental Entity has communicated with the Company or any of its Subsidiaries in a way that indicates that the revocation, modification or cancellation of any such Permit would reasonably be expected;

(E) to the Knowledge of the Company, (1) there have been no Releases of Hazardous Materials and Hazardous Materials are not otherwise present in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by the Company or any of its Subsidiaries which would subject the Company or any of its Subsidiaries to any liability under any Environmental Law, or adversely affect any current or planned operations of the Company or any of its Subsidiaries at any such properties or facilities and (2) none of the Company or its Subsidiaries has Released, or is responsible for, Hazardous Materials at any other location which would subject the Company or any of its Subsidiaries to any liability under Environmental Law; and

(F) to the Company’s Knowledge, none of the officers, directors, or agents (in their capacity as such) of the Company or any of its Significant Subsidiaries is, or since January 1, 2006, has been, in violation of any Law applicable to its business, properties or operations relating to (1) the use of corporate funds relating to political activity or for the purpose of obtaining or retaining business; (2) payments to government officials or employees from corporate funds; or (3) bribes, rebates, payoffs, influence payments, or kickbacks.

(ii) To the Company’s Knowledge, (a) it is in compliance in all material respects with the United States Foreign Corrupt Practices Act, as amended (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupt payments; and (b) between January 1, 2003 and the date of this Agreement, the Company has not been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by the Company of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupt payments.

(l) Labor Relations and Other Employment Matters. (i) (A) Neither the Company nor any of its Subsidiaries is a party to any U.S. collective bargaining agreement or other contract or agreement with any U.S. labor organization, nor is any such contract or agreement presently being negotiated, (B) there is no existing U.S. union or attempt by organized labor to cause the Company or any of its Subsidiaries to recognize any union or collective bargaining representative and, to the Knowledge of the Company, no organizational effort is presently being made or threatened on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries, (C) there is no unfair labor practice charge, grievance, arbitration hearing, or arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which if determined adversely to the Company or its Subsidiaries would reasonably be expected to have a Material Adverse Effect, (D) there are currently, and in the two years preceding the date hereof have been, no material work stoppages, strikes, slowdowns, or other material disruptions by employees of the Company or any of its Subsidiaries, and (E) neither the Company nor any of its Subsidiaries is in material breach of any collective bargaining agreement.

(ii) The Company and its Subsidiaries have not closed any plant or facility or effectuated any layoffs of employees within the past three years without complying with the Worker Adjustment and Retraining Notification Act (together with any similar state or local statute, rule or regulation, “WARN”), nor has any such closure or layoff been planned or announced for the future.

(m) ERISA Compliance.

(i) For purposes of this Agreement the term “Company Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA“) (whether or not subject to ERISA) but not including multiemployer plans within the meaning of Section 3(37) of ERISA), and all bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, retirement, thrift savings, stock bonus, severance, retention, change in control, and all other material employee benefit plans, programs or policies maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”) (exclusive of any such plan, program, policy or Contract mandated by and maintained solely pursuant to applicable Law and exclusive of individual option and other award agreements under the Company Stock Plans), in each case providing benefits to any Company Personnel. Each Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) is sometimes referred to herein as a “Company Pension Plan” and each Company Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) is sometimes referred to herein as a “Company Welfare Plan”. Within 10 Business Days following the date hereof, the Company shall provide to Parent, Section 3.01(m)(1) of the Company Disclosure Schedule containing a list of each material Company Benefit Plan maintained primarily for the benefit of individuals regularly employed in the United States. Within 21 Business Days following the date hereof, the Company shall supplement Section 3.01(m)(1) of the Company Disclosure Schedule with a list of each Company Benefit Plan covering fifty or more individuals regularly employed outside the United States and each Company Benefit Agreement covering Key Personnel whether regularly employed inside or outside the United States. Following such 21 Business Day period and prior to the Closing, the Company shall further supplement the list set forth on Section 3.01(m)(1) of the Company Disclosure Schedule so as to include each Company Benefit Plan.

(ii) The Company has provided or made available to Parent current, complete and accurate copies of (A) each material Company Benefit Plan maintained primarily for the benefit of individuals regularly employed in the United States (or, in either case, with respect to any unwritten Company Benefit Plans, accurate descriptions thereof) and Company Benefit Agreements (exclusive of local offer letters mandated under applicable non-U.S. law that do not impose any severance obligations other than any mandatory statutory severance), (B) with respect to the Company Benefit Plans described in clause (A) above maintained for employees in the United States for the two most recent years, to the extent required for such plan, (1) annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) or any other Governmental Entity with respect to each Company Benefit Plan (if any such report was required) and all schedules and attachments thereto, (2) audited financial statements, and (3) actuarial valuation reports, (C) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, (D) each trust Contract relating to any Company Benefit Plan and (E) the most recent favorable IRS determination letter, to the extent obtained.

(iii) Except for matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect:

(A) each Company Benefit Plan has been administered in all material respects in accordance with its terms. The Company, its Subsidiaries and all the Company Benefit Plans (including Company Benefit Plans maintained primarily for the benefit of individuals regularly employed outside the United States) are in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable Laws, including Laws of foreign jurisdictions, and the terms of all collective bargaining agreements;

(B) all Company Pension Plans intended to be qualified within the meaning of Section 401(a) of the Code are so qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no determination letter has been revoked (nor, to the Knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent determination letter relating to any such Company Pension Plan that would reasonably be expected to adversely affect the qualification of such Company Pension Plan or increase the costs relating thereto or require security under Section 307 of ERISA;

(C) with respect to any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which the Company, its Subsidiaries or any Commonly Controlled Entity has any liability or contributes (or has at any time contributed or had an obligation to contribute), there has been no partial or complete withdrawal (within the meaning of Title IV of ERISA) resulting in any liability which has not been fully satisfied and, to the Knowledge of the Company, no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively);

(D) with respect to each Company Benefit Plan (A) neither the Company, its Subsidiaries nor any Commonly Controlled Entity has any unsatisfied liability under Title IV of ERISA, (B) no condition exists that could reasonably be considered to present a material risk to the Company or any Commonly Controlled Entity of incurring a material liability under Title IV of ERISA,(C) the Pension Benefit Guaranty Corporation has not instituted proceedings under Section 4042 of ERISA to terminate any Company Benefit Plan and no condition exists that presents a risk that such proceedings will be instituted, and (D) no event has occurred and to the Knowledge of the Company no condition exists that would be reasonably expected to subject the Company, any Subsidiary or Commonly Controlled Entity to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws;

(E) with respect to each Company Benefit Plan, to the Knowledge of the Company, there are no Actions by any Governmental Entity with respect to termination proceedings or other claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or Company Benefit Agreements or asserting any rights or claims to benefits under any Company Benefit Plan that are pending, threatened or in progress and, to the Knowledge of the Company, there are not any facts that could give rise to liability in the event of any such Action;

(F) with respect to each Company Benefit Plan (A) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), (B) there has not occurred a reportable event (as such term is defined in Section 4043(c) of ERISA), and (C) there is no binding commitment that any Company Benefit Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under such Company Benefit Plan at any time within the twelve months immediately following the date hereof;

(G) none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to severance or termination pay, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or Company Benefit Agreement, and (C) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement; and

(H) no Company Personnel is entitled to receive any additional payment from the Company or any of its Subsidiaries or the Surviving Corporation by reason of the excise Tax required by Section 4999(a) of the Code being imposed on such person by reason of the transactions contemplated by this Agreement.

(n) Taxes. Except as has not had and would not reasonably be expected to have a Material Adverse Effect:

(i) All Tax Returns required by applicable Law to have been filed with the relevant Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed in a timely manner (taking into account any valid extension) in accordance with all applicable Laws, and all such Tax Returns are true and complete.

(ii) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all Taxes due and owing, and the Company’s most recent financial statements included in the Filed Company SEC Documents reflect an adequate accrual in accordance with GAAP for all Taxes payable by Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(iii) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable.

(iv) The Company and its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes.

(v) No written notice of a claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s Knowledge, threatened against or with respect to the Company or any of its Subsidiaries with regard to any Taxes or Tax Returns of the Company or its Subsidiaries has been received.

(vi) Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect of the period of assessment or collection of any Taxes with respect to the Company or any of its Subsidiaries nor has any request been made for any such extension.

(vii) No written notice of a claim of pending investigation has been received from any state, local or other jurisdiction with which the Company or any of its Subsidiaries currently does not file Tax Returns, alleging that the Company or any of its Subsidiaries has a duty to file Tax Returns and pay Taxes or is otherwise subject to the Taxing Authority of such jurisdiction.

(viii) Neither the Company nor any of its Subsidiaries joins or has joined in the filing of any affiliated, aggregate, consolidated, combined or unitary federal, state, local and foreign Tax Return other than consolidated Tax Returns for the consolidated group of which the Company is the common parent.

(ix) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, Tax allocation, or Tax indemnity agreement, arrangement or practice (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).

(x) All representations and warranties made by the Company or any of its Subsidiaries in the letter to the Internal Revenue Service dated March 15, 2007 requesting rulings as to the federal income tax consequences of the transactions contemplated by the Separation and Distribution Agreement by and between the Company and WABCO Holdings Inc. dated as of July 16, 2007 (the “Spin-Off”) and all representations and warranties made by the Company or any of its Subsidiaries to Skadden, Arps, Slate, Meagher & Flom LLP and its Affiliates in connection with its opinion relating to the Spin-Off were true as of the date made, and since the date of the Spin-Off, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, WABCO Holdings Inc. or any other person has taken, or failed to take, any action that would reasonably be expected to cause the Spin-Off (or any related distribution preceding the Spin-Off) not to qualify as a distribution under Section 355 of the Code (or, as applicable, to cause the related asset contributions not to qualify as reorganizations under Section 368 of the Code).

(xi) As of the date of the Spin-Off, the Company had no plan or intent to arrange for a sale of the Company. During the two-year period prior to the Spin-Off, the Company had not engaged in discussions with Parent and/or its Affiliates with regard to a potential sale of the Company to Parent and/or its Affiliates. From the date of the Spin-Off to the initiation of discussions with Parent and/or its Affiliates with respect to the Merger, the Company did not engage (and did not direct any financial or other outside advisor or representative to engage) in discussions with potential purchasers with regard to a potential sale of the Company.

(xii) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period (or portion of a taxable period) but was not recognized for Tax purposes in any prior taxable period as a result of (A) an open transaction, (B) a prepaid amount, (C) the installment method of accounting, (D) the long-term contract method of accounting, (E) the cash method of accounting or Section 481 of the Code or (F) any comparable provisions of state or local Tax Law, domestic or foreign, or for any other reason.

(xiii) Neither the Company nor any of its Subsidiaries has entered into any transactions that are or would be part of any “reportable transaction” under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local law).

(xiv) No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(xv) As used in this Agreement, (A) “Tax” means all United States federal, state, local or foreign taxes, charges, fees, levies or other assessments, including but not limited to income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, imposed by the United States, or any state, county, local or foreign government or subdivision or agency thereof, and such term shall include any interest, penalties, fines, related liabilities or additions to tax attributable to such taxes, charges, fees, levies or other assessments; (B) “Taxing Authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority; and (C) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information and any amendments thereto.

(o) Title to Properties.

(i) Section 3.01(o)(i) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by the Company and its Subsidiaries in fee simple that is material to the Company and its Subsidiaries, taken as a whole, (the “Owned Real Property”) identifying the address thereof.

(ii) Section 3.01(o)(ii) of the Company Disclosure Schedule sets forth a true and complete list of all material leases or subleases of real property (the “Leases”) under which the Company or any of its Subsidiaries leases or subleases any real property or interests in real property (which leased real property, together with the Owned Real Property, the “Real Property”) identifying the address thereof.

(iii) The Company and each of its Subsidiaries has good, valid and marketable title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to, all the Real Property and other material tangible assets necessary for the conduct of its business as currently conducted, except as have been disposed of in the ordinary course of business, free and clear of all Liens, except for defects in title, recorded easements, restrictive covenants and other Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries has complied with the terms of all Leases, and all Leases are in full force and effect, enforceable in accordance with their terms against the Company or Subsidiary party thereto and, to the Knowledge of the Company, the counterparties thereto, except for such failure to comply or be in full force and effect and enforceable that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Lease, which defaults individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect.

(p) Intellectual Property.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) the Company and its Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens (other than, with respect to Liens, licenses of Intellectual Property in the ordinary course of business consistent with past practice); (B) no Actions or Orders are pending or, to the Knowledge of the Company, threatened (including in the form of cease and desist letters or written requests for a license) against the Company or its Subsidiaries with regard to the ownership, use, validity or enforceability of any Intellectual Property used in the operation of their businesses as currently conducted; (C) the operation of the Company and its Subsidiaries’ businesses as currently conducted does not infringe, misappropriate or violate the Intellectual Property of any other person and, to the Knowledge of the Company, no other person is Infringing the Company’s or any of its Subsidiaries’ Intellectual Property; (D) all material registrations and applications for patents, trademarks, and copyrights owned by the Company or any of its Subsidiaries are subsisting, have not been abandoned or cancelled, and to the Knowledge of the Company, all such registrations are valid and enforceable; and (E) the Company and its Subsidiaries take commercially reasonable actions to protect their Intellectual Property (including trade secrets and confidential information).

(ii) “Intellectual Property” shall mean all intellectual property rights, including without limitation patents, proprietary inventions, technology, discoveries, processes, formulae and know-how, copyrights and rights in copyrightable works (including software, databases, software applications and code, computer systems and networks, website content, and related documentation), trademarks, service marks, trade names, logos, domain names, trade dress and other source indicators, trade secrets, confidential and proprietary customer data and other confidential and proprietary information.

(q) Voting Requirements. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(n), the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated by this Agreement.

(r) State Takeover Laws; Company Certificate Provisions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(n), no state anti-takeover statute or regulation (including Section 203 of the DGCL), nor any takeover-related provision in the Company Certificate or Company Bylaws, would (i) prohibit or restrict the ability of the Company to perform its obligations under this Agreement or the Certificate of Merger or its ability to consummate the Merger or the other transactions contemplated hereby or thereby, (ii) have the effect of invalidating or voiding this Agreement, or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject Parent or Merger Sub to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificate of Merger.

(s) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Lazard Frères & Co. LLC) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the persons to whom such fees are payable.

(t) Opinion of Financial Advisors. The Board of Directors of the Company has received the opinion of Lazard Frères & Co. LLC, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than Parent and its Subsidiaries).

(u) Insurance. All material insurance policies maintained by the Company and its Subsidiaries, including fire and casualty, general liability, product liability, business interruption, directors and officers and other professional liability policies, provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law. Neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default, or permit a termination or modification of any of the material insurance policies of the Company and its Subsidiaries, except for such breaches, defaults, terminations or modifications that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

(v) No Other Representations; Disclaimer.

(i) Except for the representations and warranties made by the Company in this Section 3.01, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Section 3.01, neither the Company nor any other person makes or has made any representation or warranty to Parent, Merger Sub, or any of their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to Parent, Merger Sub, or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) The Company acknowledges and agrees that it (i) has had the opportunity to meet with the management of Parent and to discuss the business, assets and liabilities of Parent and its Subsidiaries, (ii) has had access to such books and records, facilities, equipment, contracts and other assets of Parent and its Subsidiaries which it and its representatives have desired or requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of Parent, and (iv) has conducted its own independent investigation of Parent and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

(iii) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent, Merger Sub nor any person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Section 3.02 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available the Company, or any of its Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives.

SECTION 3.02 Representations and Warranties of Parent and Merger Sub. Except as disclosed in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement (but excluding any forward looking disclosures set forth in any “risk factor” section or under the heading “Forward-Looking Statements” in any of such Parent SEC Documents), and except as set forth in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates (and such items or matters disclosed in other sections of the Parent Disclosure Schedule to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is readily apparent on the face of such disclosure notwithstanding the omission of a reference or cross reference thereto)), Parent and Merger Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Merger Sub and each of Parent’s Significant Subsidiaries has been duly organized, and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite power and authority and possess all governmental licenses, permits, authorizations and approvals necessary to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to be in good standing or where the failure to have such governmental licenses, permits, authorizations or approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Merger Sub and each of Parent’s Significant Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to the date of this Agreement, complete and accurate copies of the Memorandum of Association of Parent (the “Parent Certificate”) and the Amended and Restated Bye-Laws of Parent (the “Parent Bye-Laws”), the Certificate of Incorporation of Merger Sub (the “Merger Sub Certificate”), the Bylaws of Merger Sub (the “Merger Sub Bylaw”), in each case as amended to the date hereof.

(b) Subsidiaries. All of the outstanding capital stock of, or other equity interests in, each Significant Subsidiary of Parent is directly or indirectly owned by Parent (except for directors’ qualifying shares and investments by foreign national mandated by applicable Law). All the issued and outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary owned by Parent have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests (other than restrictions imposed by securities Laws). Except for the Subsidiaries of Parent, Parent does not own, directly or indirectly, as of the date hereof, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity that are or would reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

(c) Capital Structure. The authorized capital stock of Parent consists of 1,175,000,000 common shares, consisting of 600,000,000 Parent Common Shares and 575,000,000 Class B common shares, par value $1.00 per share (the “Class B Common Shares”), and 10,000,000 preference shares, par value $0.001 per share (“Parent Preferred Stock”). At the close of business on November 30, 2007:

(i) 272,538,900 shares of Parent Common Shares were issued and outstanding and an additional 97,421,996 shares of Parent Common Shares are held by Subsidiaries of Parent and treated as treasury shares for accounting purposes;

(ii) 260,700,008 shares of Class B Common Shares were issued and outstanding, all of which are held by Subsidiaries of Parent, and an additional 9,800,000 shares of Class B Common Shares are held by Subsidiaries of Parent and treated as treasury shares for accounting purposes;

(iii) 14,000,000 shares of Parent Common Shares were reserved and available for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of Parent Stock Options issued pursuant to the Incentive Stock Plan of 2007, as amended to date (the “Parent 2007 Stock Plan”), and 16,374,411 shares of Parent Common Shares were subject to outstanding options to purchase Parent Common Shares under the Parent 2007 Stock Plan and the Incentive Stock Plan of 1995 and the Incentive Stock Plan of 1998, in each case, as amended to date (collectively, the “Parent Stock Options”), or agreements to grant Parent Stock Options;

(iv) no shares of Parent Preferred Stock were issued or outstanding;

(v) 600,000 shares of Parent Preferred Stock have been designated as Series A Preference Shares, which shares shall be issued upon exercise of the preference stock purchase rights issuable pursuant to the Rights Agreement, dated as of October 31, 2001 between Parent and The Bank of New York (the “Parent Rights Plan”);

(vi) 1,191,481 stock appreciation rights were issued and outstanding;

(vii) 1,027,905 shares of Parent Common Shares are subject to issuance pursuant to Parent’s deferred compensation plans;

(viii) except as set forth above in this Section 3.02(c), at the close of business on November 30, 2007, no shares of capital stock or other voting securities or equity interests of Parent were issued, reserved for issuance or outstanding. At the close of business on November 30, 2007, there were no outstanding “phantom” stock rights, performance units, rights to receive shares of Parent Common Shares on a deferred basis or other rights (other than Parent Stock Options and shares to be issued pursuant to Parent’s deferred compensation plans) that are linked to the value of Parent Common Shares (collectively, “Parent Stock-Based Awards”). All outstanding Parent Stock Options and grants of Parent Stock-Based Awards are evidenced by stock option agreements, restricted stock purchase agreements or other award agreements or by action taken by the Compensation Committee of the Board of Directors of Parent. All outstanding shares of capital stock of Parent are, and all shares which may be issued pursuant to the Parent Stock Options or Parent Stock-Based Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. Except as set forth above in this Section 3.02(c) and for issuances of shares of Parent Common Shares pursuant to the Parent Stock Options set forth above in this Section 3.02(c) and, with respect to changes following the date of this Agreement, except as permitted by Section 4.01(b), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of Parent, (B) any securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Parent, (C) any warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, and no obligation of Parent or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or (D) any Parent Stock-Based Awards, and (y) there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Parent nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities. Except as set forth above in this Section 3.02(c) and subject to Section 4.01(b), there are no outstanding (1) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of any Subsidiary of Parent, (2) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, and no obligation of Parent or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Subsidiary of Parent or (3) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities; and

(ix) as of the date of this Agreement, the only principal amount of outstanding indebtedness for borrowed money of Parent and its Subsidiaries (not including intercompany amounts or operating or capital leases) is (A) $124.9 million of 6.75% Senior Notes due 2008, (B) $299.1 million of 4.75% Senior Notes due 2015, (C) $125 million of 9.00% Debentures due 2021, (D) $135 million of 7.20% Debentures due 2007-2025, (E) $149.8 million of 6.48% Debentures due 2025, (F) $199.9 million of 6.39% Debentures due 2027, (G) $200 million of 6.44% Debentures due 2027 and (H) not more than $375 million of other indebtedness for borrowed money (not including intercompany amounts or operating or capital leases).

(d) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement (other than the adoption of this Agreement by Ingersoll-Rand Global Holding Company Limited, a Bermuda company, in its capacity as sole stockholder of Merger Sub (which Parent shall cause to occur as soon as reasonably practicable following the execution of this Agreement)). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding at equity or at law). The Board of Directors of Parent has unanimously, by resolutions duly adopted at a meeting duly called and held, (i) approved, and declared advisable, this Agreement and (ii) determined that the terms of this Agreement are fair to, and in the best interests of, Parent and its stockholders, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(e) Noncontravention. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement and compliance by Parent and Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties or other assets of Parent or Merger Sub or any of Parent’s Subsidiaries under, (i) the Parent Certificate or the Parent Bye-Laws, the Merger Sub Certificate or the Merger Sub Bylaws, or the comparable organizational documents of any of Parent’s Significant Subsidiaries, (ii) any Contract to which Parent or any of its Subsidiaries is a party or any of their respective properties, rights or other assets is subject or (iii) subject the governmental filings and other matters referred to in the following sentence, any Law or Order applicable to Parent or any of its Subsidiaries or any of their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (1) (A) the filing of a premerger notification and report form by Parent under the HSR Act and the termination of the waiting period required thereunder, and (B) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable Antitrust Law, (2) the filing with the SEC of (Y) the Form S-4 and (Z) such reports under applicable requirements of the Securities Act, the Exchange Act, and state securities and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) any filings with and approvals of the NYSE, and (4) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) Parent SEC Documents.

(i) Parent has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by Parent since January 1, 2006 (such documents, together with any documents filed during such period by Parent to the SEC on a voluntary basis on Current Reports on Form 8-K, the “Parent SEC Documents”). Each of the Parent SEC Documents, as amended prior to the date of this Agreement, complied in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act and the Exchange Act applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed or, if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) of Parent included in the Parent SEC Documents (or incorporated therein by reference) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, had been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except as reflected or reserved against in the balance sheet of Parent, including the notes thereto as of September 30, 2007 included in Parent SEC Documents filed prior to the date of this Agreement (the “Filed Parent SEC Documents”), neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise), other than (A) liabilities or obligations incurred since September 30, 2007 in the ordinary course of business consistent with past practice, (B) liabilities or obligations incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement, (C) liabilities or obligations incurred pursuant to this Agreement and (D) liabilities or obligations that would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents. None of the Subsidiaries of Parent is, or has at any time since January 1, 2006 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate. Neither Parent nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. As of the date hereof, to the Knowledge of Parent, Parent’s outside auditors and its principal executive officer and principal financial officer will be able to give, without qualification, the certificates and attestations required pursuant to SOX when next due.

(iii) Parent has (A) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Parent, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (B) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (C) evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and (D) to the extent required by applicable Law, disclosed in such report or amendment any change in Parent’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting.

(iv) Parent has disclosed, based on the most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(v) Since January 1, 2006, to the Knowledge of Parent, (i) neither Parent nor any of its Subsidiaries, nor any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

(g) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, in each case, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

(h) Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(i) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

(j) Absence of Changes. Since September 30, 2007, there has not been any Parent Material Adverse Effect.

(k) Litigation. There are no Actions, including Actions under or relating to any Environmental Law, pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets, rights or properties or any of the executive officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any Order or settlement, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the Knowledge of Parent, there are no formal or informal governmental inquiries or investigations or investigations, in each case regarding accounting or disclosure practices of Parent or any of its Subsidiaries, or regarding compliance by Parent or any of its Subsidiaries with any Law except for those inquiries or investigations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(l) Compliance With Law; Environmental Matters. (i) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(A) each of Parent and its Subsidiaries is and has been since January 1, 2005 in compliance with all Laws and Orders applicable to it, its properties or other assets or its business or operations;

(B) Parent and each of its Subsidiaries has in effect all Permits, including Permits under Environmental Laws, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted;

(C) there has been no violation of any such Permit;

(D) to Parent’s Knowledge, (1) the consummation of the Merger would not cause the revocation, modification or cancellation of any such Permit, and (2) no Governmental Entity has communicated with Parent or any of its Subsidiaries in a way that indicates that the revocation, modification or cancellation of any such Permit would reasonably be expected;

(E) to the Knowledge of Parent, (1) there have been no Releases of Hazardous Materials and Hazardous Materials are not otherwise present in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by Parent or any of its Subsidiaries which would subject Parent or any of its Subsidiaries to any liability under any Environmental Law, or adversely affect any current or planned operations of Parent or any of its Subsidiaries at any such properties or facilities and (2) none of Parent or its Subsidiaries has Released, or is responsible for, Hazardous Materials at any other location which would subject Parent or any of its Subsidiaries to any liability under Environmental Law; and

(F) to Parent’s Knowledge, none of the officers, directors, or agents (in their capacity as such) of Parent or any of its Significant Subsidiaries is, or since January 1, 2006, has been, in violation of any Law applicable to its business, properties or operations and relating to (1) the use of corporate funds relating to political activity or for the purpose of obtaining or retaining business; (2) payments to government officials or employees from corporate funds; or (3) bribes, rebates, payoffs, influence payments, or kickbacks.

(ii) To Parent’s Knowledge, (a) it is in compliance in all material respects with the Foreign Corrupt Practices Act and any other United States and foreign Laws concerning corrupt payments; and (b) between January 1, 2003 and the date of this Agreement, Parent has not been investigated by any Governmental Entity with respect to, or given notice by an Governmental Entity of, any violation by Parent of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupt payments.

(m) Financing. Section 3.02(m) of Parent’s Disclosure Schedule contains true, correct and complete copies, as of the date of this Agreement, of executed commitment letters, dated as of the date of this Agreement (the “Debt Commitment Letters”), from the lenders named therein to provide debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing”). None of the Debt Commitment Letters has been amended or modified in any material respect (or, in respect of terms relating to conditionality or amounts, amended in any respect on terms that are less favorable to Parent or Merger Sub), no such amendment or modification is contemplated, and the respective commitments contained in such letters have not been withdrawn or rescinded in any respect. The Debt Commitment Letters are in full force and effect and are the valid, binding and enforceable obligations of Parent and

Merger Sub, and to the Knowledge of Parent, the other parties thereto. The net proceeds contemplated by the Debt Financing, together with the proceeds of commercial paper or loans under existing revolving credit facilities of Parent and cash on hand of Parent at the Closing, will in the aggregate be sufficient for Parent and Merger Sub to pay the aggregate Cash Consideration (and any other repayment or refinancing of debt contemplated by this Agreement or the Debt Commitment Letters) and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under the Debt Commitment Letters, and, as of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent or Merger Sub on the date of the Closing. The Debt Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein.

(n) Certain Agreements. Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other person, was at any time, or became, an “interested stockholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL or other applicable state Law to be applicable to this Agreement, the Merger, or any of the transactions contemplated hereby. None of Parent or any of its Subsidiaries has any direct or indirect beneficial ownership, or sole or shared voting power, with respect to any shares of Company Common Stock.

(o) No Parent Vote Required. Assuming (i) the accuracy of the representations and warranties of the Company set forth in Section 3.01(c) and (ii) compliance by the Company with Section 4.01(a)(ii), no vote or other action of the holders of any class or series of capital stock of Parent is required by Law, the Parent Certificate, the Parent Bye-Laws or otherwise in order for Parent and Merger Sub to adopt this Agreement, approve the transactions contemplated by this Agreement and consummate the Merger and the other transactions contemplated hereby.

(p) Taxes. Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) All Tax Returns required by applicable Law to have been filed with the relevant Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed in a timely manner (taking into account any valid extension) in accordance with all applicable Laws, and all such Tax Returns are true and complete;

(ii) Parent and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes due and owing, and Parent’s most recent financial statements included in the Filed Parent SEC Documents reflect an adequate accrual in accordance with GAAP for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements;

(iii) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than for Taxes not yet due and payable;

(iv) Parent and its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes;

(v) No written notice of a claim, audit, action, suit, proceeding or investigation now pending or, to Parent’s Knowledge, threatened against or with respect to Parent or any of its Subsidiaries has been received with regard to any United States Federal income Taxes, any income Taxes imposed by the Netherlands or any Tax Returns with respect to any such Taxes;

(vi) No written notice of a claim of pending investigation has been received from any state, local or other jurisdiction with which Parent or any of its Subsidiaries currently does not file Tax Returns, alleging that Parent or any of its Subsidiaries has a duty to file Tax Returns and pay Taxes or is otherwise subject to the Taxing Authority of such jurisdiction;

(vii) During the two year period prior to the Spin-Off, Parent had not engaged in discussions with the Company and/or its Affiliates with regard to a potential acquisition of the Company by Parent and/or its Affiliates; and

(viii) Neither the Parent nor any of its Subsidiaries has entered into any transactions that are or would be part of any “listed transaction” under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local law).

(q) No Additional Representations; Disclaimer.

(i) Except for the representations and warranties made by Parent and Merger Sub in this Section 3.02, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent and Merger Sub in this Section 3.02, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to the Company or any of their Affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) Parent and Merger Sub each acknowledge and agree that it (i) has had the opportunity to meet with the management of the Company and to discuss the business, assets and liabilities of the Company and its Subsidiaries, (ii) has had access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries which it and its representatives have desired or requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (iv) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

(iii) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Section 3.01 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their respective Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of their respective Representatives.

ARTICLE IV

COVENANTS RELATING TO THE BUSINESS

SECTION 4.01 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.01(a) of the Company Disclosure Schedule or as consented to in writing in advance by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as otherwise expressly permitted or required by this Agreement or as otherwise required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice prior to the Closing and, to the extent consistent therewith, use commercially reasonable efforts to preserve substantially intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 4.01(a) of the Company Disclosure Schedule or as otherwise expressly permitted or required pursuant to this Agreement or as otherwise required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned):

(i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) quarterly cash dividends with respect to Company Common Stock not in excess of $0.16 per share, with record and payment dates materially consistent with past practice and (B) dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its stockholders, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required by the terms of the Company Stock Plans or (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or Company Stock-Based Awards, in each case outstanding on the date hereof and in accordance with their terms on the date hereof;

(iii) amend the Company Certificate or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries, except to the extent such changes are required in order to change the name of any of the Company’s Subsidiaries pursuant to the terms of any Contract existing on the date hereof (to the extent complete and accurate copies of which have been heretofore delivered to Parent);

(iv) directly or indirectly acquire (x) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any person or division, business or equity interest of any person or (y) any assets, rights or properties, except in the case of (x) or (y) for (1) capital expenditures consistent in all material respects with the amounts set forth on Section 4.01(a)(vii) of the Company Disclosure Schedule, (2) purchases of inventory, raw materials or supplies, and other assets in the ordinary course of business consistent with past practice and (3) other acquisitions, investments or capital contributions not exceeding $25 million in the aggregate;

(v) sell, pledge, dispose of, transfer, abandon, lease, license, or otherwise encumber or subject to any Lien any material properties, rights or assets, of the Company or any of its Subsidiaries, except (1) sales, pledges, dispositions, transfers, leases, licenses or encumbrances required to be effected prior to the Effective Time pursuant to existing Contracts, and (2) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of (A) assets or properties of the Company or any of its Subsidiaries having a value not to exceed in the aggregate $25 million, or (B) inventory or finished goods or other assets in the ordinary course of business consistent with past practice;

(vi) (x) redeem, repurchase, prepay (other than prepayments of revolving loans under the Company Loan Agreements), defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than borrowings (including issuances of letters of credit) under the Company Loan Agreements in the ordinary course of business consistent with past practice, in an aggregate amount such that the aggregate amount of borrowings thereunder do not exceed $50 million at any time outstanding) or (y) make any loans or advances to any person, other than to the Company or any direct or indirect wholly owned Subsidiary of the Company, which would result in the aggregate principal amount of all loans and advances of the Company and its Subsidiaries exceeding $25 million at any time outstanding;

(vii) make any new capital expenditure or expenditures exceeding the amounts set forth in Section 4.01(a)(vii) of the Company Disclosure Schedule;

(viii) except as required by Law or any judgment by a court of competent jurisdiction, (x) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) material to the Company and its Subsidiaries taken as a whole, other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms of liabilities disclosed, reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or (y) waive or assign any claims or rights material to the Company and its Subsidiaries taken as a whole;

(ix) except in the ordinary course of business consistent with past practice, enter into, modify, amend or terminate any Material Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, cancelled, failed to renew, released or assigned, in each case as applicable, would reasonably be expected to impair in any material respect the ability of the Company and its Subsidiaries to conduct their business as currently conducted;

(x) except (w) as required or permitted by this Agreement, (x) as required by applicable Law, (y) as required to comply with any Company Benefit Plan, Company Benefit Agreement or other Contract entered into prior to the date hereof or (z) as required or advisable to avoid adverse treatment under Section 409A of the Code, (A) adopt, enter into, terminate or amend (I) any Company Benefit Plan or (II) any Company Benefit Agreement or other Contract, plan or policy involving the Company or any of its Subsidiaries and Company Personnel, except in the ordinary course of business consistent with past practice with respect to employees of the Company or its Subsidiaries who are not Key Personnel, (B) grant any severance or termination pay or retention pay in excess of, with respect to retention, the amounts contemplated by the Retention Plan or, with respect to enhanced severance, as set forth in Section 3.01(m) of the Company Disclosure Schedule or increase the compensation or fringe benefits of any Company Personnel other than increases in the ordinary course of business, consistent with past practice, (C) loan or advance any money or other property to any Company Personnel, (D) establish, adopt, enter into, amend or terminate any Company Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (E) allow for the commencement of any new offering periods under any employee stock purchase plans following January 2, 2008, (F) remove any existing restrictions in any Company Benefit Agreements, Company Benefit Plans or awards made thereunder, (G) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or employment, severance or similar agreement (each, a “Company Benefit Agreement”), (H) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or Company Benefit Agreement or awards made thereunder, or (I) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined; it being understood that it shall not be prohibited by this Section 4.01: (i) to make payments with respect to amounts of awards under the Company’s annual or long term incentive plans made prior to fiscal year 2008, provided that such awards are made in the ordinary course of business consistent with past practice and (ii) that awards in respect of fiscal year 2008 may be granted; provided, however, in no event will any bonus in respect of service performed or accrued in 2008 be paid or payable, except to the extent required to be paid or payable to an employee of the Company or its Subsidiaries under applicable Law, or as required by the terms of a Company Benefit Plan or Company Benefit Agreement, as such plan or agreement is in effect on the date hereof; and provided, further, payment or grant of such awards shall not include equity or equity-based awards;

(xi) enter into, modify, amend or terminate any collective bargaining agreement with any labor union, other than in the ordinary course of business consistent with past practice;

(xii) except as required by GAAP or Law or permitted by GAAP and deemed advisable by the Company’s regular independent public accountant, revalue any material assets or liabilities of the Company or any of its Subsidiaries or make any change in accounting methods, principles or practices (provided that the Company shall consult with Parent prior to any revaluation or change in accounting methods, principles or practices);

(xiii) effect or permit a “plant closing” or “mass layoff” as those terms are defined in WARN without complying with the notice requirements and all other provisions of WARN; or

(xiv) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.01(b) of the Parent Disclosure Schedule or as consented to in writing in advance by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as otherwise expressly permitted or required by this Agreement or as otherwise required by applicable Law, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice prior to the Closing and, to the extent consistent therewith, use commercially reasonable efforts to preserve substantially intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 4.01(b) of the Parent Disclosure Schedule or as otherwise permitted or required pursuant to this Agreement or as otherwise required by applicable Law, Parent shall not without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) amend, or propose or agree to amend, the Parent Certificate or the Parent Bye-Laws in any manner that would adversely affect the consummation of the Merger or affect the holders of Company Common Stock whose shares are converted into Parent Common Shares at the Effective Time in a manner different from holders of Parent Common Shares prior to the Effective Time;

(ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than regular quarterly dividends not in excess of $0.18 per share, with record and payment dates materially consistent with past practice;

(iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required by the terms of the Parent Stock Plans or (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between Parent or any of its Subsidiaries and any director or employee of Parent or any of its Subsidiaries;

(iv) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, or dispose of assets or securities of Parent or its Subsidiaries, in each case (x) if such acquisition or disposition would reasonably be expected to materially delay or impede the consummation of the Merger or (y) if such acquisitions or dispositions would exceed the amount set forth in Section 3.02(b)(iv) of the Parent Disclosure Schedule; or

(v) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

(c) Union Consultation. To the extent required by Law or Contract, the Company and its Subsidiaries shall use their reasonable best efforts to: (i) furnish to the Unions information that may be required, or in the Company’s or any of its Subsidiaries’ good faith determination, advisable to provide; (ii) obtain consents or opinions from the Unions that may be required, or in the Company’s or any of its Subsidiaries’ good faith determination, advisable to obtain; and (iii) undertake any other actions that may be required to complete or effectuate matters contemplated by this Agreement. Parent shall assist and cooperate with the Company and its Subsidiaries in connection with any actions taken pursuant to the foregoing sentence. For purposes of this Section 4.01(c), the term “Union” shall mean any labor union, labor organization, works council or other collective group of employees which represents any group of employees of the Company or its Subsidiaries with which any of the Company or its Subsidiaries is otherwise required to negotiate or consult.

(d) Other Actions. The Company, Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries to, take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied or impair in any material respect the ability of the Company, Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the transactions contemplated hereby. Until the earlier of the Effective Time and the termination of this Agreement, the Company will coordinate with Parent regarding the declaration of any dividends or other distributions with respect to Company Common Stock and the related record dates and payment dates, it being intended that Company stockholders will not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Company Common Stock (including the Parent Common Shares received in exchange therefor in the Merger).

(e) Advice of Changes. The Company and Parent shall promptly advise the other party, orally and in writing, if (i) any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) contained in this Agreement becomes untrue or inaccurate in a manner that would or would be reasonably likely to result in the failure of the condition set forth in Section 6.02(a) or Section 6.03(a), or (ii) it (and, in the case of Parent, Merger Sub) fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it (and, in the case of Parent, Merger Sub) under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. In addition, in connection with any notice delivered by Parent pursuant to this Section 4.01(e) at the reasonable request of the Company, Parent shall afford to the Company and its Representatives, reasonably access during normal business hours and upon reasonable prior notice during the period prior to the Effective Time or the termination of this Agreement, to Parent’s and its Subsidiaries’ properties, books, Contracts, personnel and records as the Company may from time to time reasonably request to the extent such access or information is reasonably related to Parent’s or Merger Sub’s compliance with the terms of this Agreement or in connection with the consummation of the Merger and the transactions contemplated hereby.

(f) Certain Tax Matters. Other than in the ordinary course of business, consistent with past practice, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall cause each of its Subsidiaries to not, without the prior written consent of Parent (such consent not to be unreasonably withheld), make or change any material Tax election, change an annual accounting period, adopt or change any material accounting method with respect to Taxes, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any proceeding with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries.

SECTION 4.02 No Solicitation.

(a) The Company agrees that it shall not and shall cause its Subsidiaries not to, and the Company shall use its reasonable best efforts to direct its and its Subsidiaries’ directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative (acting in such capacity) or controlled Affiliate (collectively, “Representatives”) not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or knowingly facilitate, any Takeover Proposal or the making or consummation thereof, or (ii) enter into, continue or otherwise participate in any discussions (except to notify such person of the existence of the provisions of this Section 4.02) or negotiations regarding, or furnish to any person any information in connection with, or otherwise knowingly cooperate in any way with, any Takeover Proposal. Notwithstanding anything to the contrary contained herein, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any person if the Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law. The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to direct its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Takeover Proposal, (A) the Company and its Representatives may contact such person to clarify the terms and conditions thereof and (B) if the Board of Directors of the Company determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, the Company and its Representatives may, subject to compliance with this Section 4.02, (x) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive in the aggregate to such person than the provisions of the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any standstill or similar obligation), provided that all such information has previously been provided or made available to Parent or its Representatives or is provided or made available to Parent or its Representatives prior to or substantially concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

The term “Takeover Proposal” means any proposal or offer from any person (other than Parent or any of its Subsidiaries or Affiliates) relating to, or that could reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its Subsidiaries, in each case, pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the Company or of any resulting parent company of the Company, in each case other than the transactions contemplated by this Agreement.

The term “Superior Proposal” means any bona fide offer made by a third party (other than Parent or any of its Subsidiaries or Affiliates) that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 50% of the assets of the Company, which the Board of Directors of the Company determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) taking into account all financial, legal, regulatory and other aspects of such proposal (including any changes to the terms of this Agreement proposed by Parent pursuant to Section 4.02(d)) to be (i) more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) reasonably capable of being completed on the terms set forth in the proposal.

(b) Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw, modify or qualify in any manner adverse to Parent the Company Recommendation, or (B) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a Takeover Proposal (any action described in this clause (A) or (B) being referred to as a “Company Adverse Recommendation Change”); (ii) allow the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar Contract (other than a confidentiality agreement referred to in Section 4.02(a)) providing for, with respect to, or in connection with, any Takeover Proposal; or (iii) waive any provision of, terminate, amend or otherwise modify the Company Rights Plan or redeem the Company Rights (other than in connection with the transactions contemplated by this Agreement). Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 4.02(d), the Board of Directors of the Company may make a Company Adverse Recommendation Change, if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law. Any Company Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Board of Directors of the Company in any respect that would have the effect of causing any Delaware corporate takeover statute to be applicable to the transactions contemplated hereby, including the Merger.

(c) Without limiting Section 4.02(b), in response to a bona fide written Takeover Proposal that the Board of Directors of the Company determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal, the Company may terminate this Agreement pursuant to Section 7.01(f) and this Section 4.02(c) and, concurrently with such termination, may enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 7.01(f) and this Section 4.02(c), and any such purported termination shall be void and of no force or effect, unless the Company (x) complies with its obligations set forth in Section 4.02(d), and (y) pays to Parent the fee payable pursuant to Section 5.06(c) prior to or concurrently with such termination.

(d) Notwithstanding anything to the contrary contained herein, the Board of Directors of the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(f) and Section 4.02(c), (x) unless the Company shall have provided to Parent three calendar days prior written notice (such notice, a “4.02(d) Notice”) advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor and (y):

(i) if such Company Adverse Recommendation Change is not being made as a result of a Superior Proposal, during such three day period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent to amend this Agreement in such a manner that would otherwise obviate the need for such Company Adverse Recommendation Change; or

(ii) if such Company Adverse Recommendation Change or termination is being made as a result of a Superior Proposal, (1) the 4.02(d) Notice shall specify the material terms and conditions of any Superior Proposal and the identity of the person making the proposal (it being understood and agreed that any material amendment to the financial terms of any such Superior Proposal (including any revision in price) shall require a new 4.02(d) Notice and a new 24 hour period), and (2) during such three day period (or 24 hour period in the case of such amendment), if requested by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent.

(e) Unless this Agreement is terminated pursuant to, and in accordance with, Section 7.01, and subject to Section 5.01(b), (i) the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting and to hold a vote of the Company’s stockholders on the adoption of this Agreement and the Merger at the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Takeover Proposal (whether or not a Superior Proposal), or by a Company Adverse Recommendation Change, and (ii) in any case in which the Company makes a Company Adverse Recommendation Change pursuant to this Section 4.02, (A) the Company shall nevertheless submit this Agreement and the Merger to a vote of its stockholders and (B) the Proxy Statement and any and all accompanying materials may include appropriate disclosure with respect to such Company Adverse Recommendation Change.

(f) In addition to the obligations of the Company set forth in paragraphs (a), (b), (c) and (d) of this Section 4.02, the Company shall as promptly as practicable (and in any event within 24 hours after receipt) advise Parent orally and in writing of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including any material changes thereto) and the identity of the person making the Takeover Proposal. The Company shall provide to Parent as soon as practicable after receipt or delivery thereof copies of all written material sent or provided to the Company or any of its Subsidiaries from the person making such Takeover Proposal that describes any of the material terms or conditions of any such Takeover Proposal.

(g) Nothing contained in this Section 4.02 shall prohibit the Company or the Board of Directors of the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, or (ii) making any disclosure to the Company’s stockholders if the Board of Directors of the Company determined in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure could reasonably be determined to be inconsistent with applicable Law; provided, however, that compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement; it being understood that “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the stockholders of the Company) shall not be deemed to be a Company Adverse Recommendation Change.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Preparation of the Form S-4 and the Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC the proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of Parent Common Shares to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Shares in the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger and all orders of the SEC relating to the Form S-4.

(b) As soon as reasonably practicable after the Form S-4 is declared effective, the Company shall take all actions necessary to duly call, give notice of, convene and hold the Company Stockholders’ Meeting solely for the purpose of obtaining the Company Stockholder Approval; provided, however, that the Company shall be permitted to delay or postpone convening the Company Stockholders’ Meeting to the extent the Board of Directors of the Company or any committee thereof, after consultation with its outside legal counsel, reasonably believes that such delay or postponement is consistent with its fiduciary duties under applicable Law. Subject to Section 4.02, the Company shall, through its Board of Directors, recommend to its stockholders adoption of this Agreement and shall include such recommendation in the Proxy Statement (the “Company Recommendation“).

SECTION 5.02 Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law, the Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access (including for the purpose of coordinating transition planning with the employees of the Company and its Subsidiaries) during normal business hours and upon reasonable prior notice to the Company during the period prior to the Effective Time or the termination of this Agreement to all its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records as Parent may from time to time reasonably request, and, during such period, the Company shall furnish promptly to Parent (x) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities Laws and (y) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. If any of the information or material furnished pursuant to this Section 5.02 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters, and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Prior to the Effective Time, Parent and its Representatives shall not have the right to conduct environmental testing or sampling at any of the facilities or properties of the Company or its Subsidiaries.

(b) Parent and the Company shall cooperate with each other and share information during the period prior to the Effective Time or the termination of this Agreement relating to each such party’s capitalization structure for purposes of evaluating whether any adjustment to the Exchange Ratio and Cash Consideration, as contemplated by Section 2.01(d), may be required in order to satisfy the condition in Section 6.01(b) without the requirement of a vote of Parent’s stockholders.

(c) Each of Parent and the Company shall hold, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Confidentiality Agreement dated as of November 6, 2007 between Parent and the Company (the “Confidentiality Agreement”); provided, however, that the restrictions set forth in Section 9 of the Confidentiality Agreement shall be inapplicable with respect to any of the transactions set forth in this Agreement or any proposals or negotiations by Parent during the period specified in Section 4.02(d) in connection with its rights described therein. The Confidentiality Agreement, including the restrictions set forth in Section 9 of the Confidentiality Agreement, shall survive any termination of this Agreement. No investigation pursuant to this Section 5.02 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto or the conditions to the Closing, in each case, contained in this Agreement.

SECTION 5.03 Reasonable Best Efforts; Further Action.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof but in any event no later than fifteen Business Days after the date hereof, (ii) to make all necessary notifications, registrations or filings pursuant to any applicable Antitrust Law (other than the HSR Act) with respect to the transactions contemplated hereby as promptly as practicable after the date hereof but in any event no later than thirty Business Days after the date hereof, (iii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law and (iv) to use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Merger under the HSR Act and any other applicable Antitrust Laws.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.03(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade

Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other United States or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, (A) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, and (B) “Foreign Antitrust Laws” means the applicable requirements of antitrust competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.03(a) and (b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law, including using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed). Neither party shall, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets or enter into any other transaction if the entering into of a definitive agreement relating to or the consummation of such acquisition or other transaction would be reasonably likely to materially increase the risk of not obtaining the applicable clearance, approval or waiver from a Governmental Entity charged with the enforcement of any Antitrust Law with respect to the transactions contemplated by this Agreement or materially delay obtaining such clearances, approvals or waivers.

(d) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary and without limiting the foregoing, Parent shall, and shall cause each of its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries or, effective as of the Effective Time, the Surviving Corporation or its Subsidiaries or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, any of its Subsidiaries, the Surviving Corporation or its Subsidiaries, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding by a Governmental Entity, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement; provided, however, that Parent shall not be required to take any such actions which would reasonably be expected to have a Parent Material Adverse Effect (including for this purpose the Surviving Corporation, the Company and its Subsidiaries as Subsidiaries of Parent but excluding for this purpose clause (ii) of the definition thereof).

SECTION 5.04 Company Stock Options and Company Restricted Stock Units.

(a) Incentive Plan Options.

(i) Converted Incentive Options. All Incentive Plan Options, whether or not exercisable or vested at the Effective Time, shall be, as of the Effective Time, fully vested and exercisable. Except (1) with respect to Cash Election Options under the Company’s Stock Incentive Plan and (2) the number of shares of Company Common Stock subject to Incentive Plan Options held by the Specified Option Holders that are required to be cashed-out pursuant to the pro-ration mechanics described in Section 5.04(d)(ii)(B), all Incentive Plan Options (including France Options under the Company’s Stock Incentive Plan, but excluding ISOs), shall be, as of the Effective Time, converted automatically into options to purchase Parent Common Shares (“Converted Incentive Options”) upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such Incentive Plan Option (including any such terms and conditions which become effective in connection with the transactions contemplated by this Agreement and including, for the avoidance of doubt, provisions in the Company’s Stock Incentive Plan relating to the put right and cash settlement of Incentive Plan Options following a “Change of Control,” as defined therein), except that (i) each such Converted Incentive Option shall be exercisable for, and represent the right to acquire, that whole number of Parent Common Shares (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Incentive Plan Option multiplied by the Option Exchange Ratio and (ii) subject to Section 5.04(g), the option price per Parent Common Share under each Converted Incentive Option shall be an amount equal to the quotient of (A) the option price per share of Company Common Stock subject to the related Incentive Plan Option, as in effect immediately prior to the Effective Time, divided by (B) the Option Exchange Ratio (the option price per share, as so determined, being rounded up to the nearest full cent).

(ii) Cashed-Out Incentive Options. As of the Effective Time, (1) each Cash Election Option under the Company’s Stock Incentive Plan and (2) each Incentive Plan Option held by the Specified Option Holders that is required to be cashed-out pursuant to the pro-ration mechanics described in Section 5.04(d)(ii)(B) shall be converted into a right to receive a payment in cash, payable in U.S. dollars and without interest, equal to the product of (a) (i) the excess, if any, of (x) the Cash Consideration plus (y) the product of (1) the Exchange Ratio multiplied by (2) Parent Reference Price over (ii) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (b) the number of shares of Company Common Stock subject to such Company Stock Option (such cash amount for each such Company Stock Option, the “Cash-Out Amount”).

(b) Omnibus Plan Options.

(i) Cashed-Out Omnibus Options. All Omnibus Plan Options, whether or not exercisable or vested at the Effective Time, shall be, as of the Effective Time, fully vested and exercisable. Subject to Section 5.04(b)(ii), (c) and (d), as of the Effective Time, each Omnibus Plan Option (other than ISOs and France Options), shall, subject to the terms of the Company’s 2002 Omnibus Incentive Plan, be converted into the right to receive a payment in cash, payable in U.S. dollars and without interest, equal to the Cash-Out Amount with respect to each such Omnibus Plan Option.

(ii) Converted Omnibus Options. Subject to Section 5.04(c) and 5.04(d), the Roll-Over Election Options and the France Options that are, in each case, Omnibus Plan Options shall be, as of the Effective Time, converted automatically into options to purchase Parent Common Shares (“Converted Omnibus Options,” and together with the Converted Incentive Options, the “Converted Options”) upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such Omnibus Plan Options (including any such terms and conditions which become effective in connection with the transactions contemplated by this Agreement), except that (i) each such Converted Omnibus Option shall be exercisable for, and represent the right to acquire, that whole number of Parent Common Shares (rounded down to the nearest whole share) equal to the number of shares of

Company Common Stock subject to such Omnibus Plan Option multiplied by the Option Exchange Ratio and (ii) subject to Section 5.04(g), the option price per Parent Common Share under each Converted Omnibus Option shall be an amount equal to the quotient of (A) the option price per share of Company Common Stock subject to the related Omnibus Plan Option in effect immediately prior to the Effective Time divided by (B) the Option Exchange Ratio (the option price per share, as so determined, being rounded up to the nearest full cent).

(c) Option Election. An election form and other appropriate and customary materials in such form as Parent and the Company shall mutually agree (the “Option Election Form”) shall be mailed within five days of mailing of the Proxy Statement to each holder of record of a Company Stock Option (other than ISOs, which shall be treated in the manner provided in Section 5.04(f) and other than France Options, which shall be automatically converted into Converted Options). Each Election Form shall permit the holder to specify and elect: (i) to have all or a portion (determined on a grant-by-grant basis) of the shares of Company Common Stock subject to such Company Stock Option converted at the Effective Time into the Cash-Out Amount applicable to such option in accordance with Section 5.04(a)(ii) or Section 5.04(b)(i) (a “Cash-Out Election”), or (ii) to have all or a portion (determined on a grant-by-grant basis) of the shares of Company Common Stock subject to such Company Stock Option converted at the Effective Time into the applicable Converted Option in accordance with Section 5.04(a)(i) or Section 5.04(b)(ii) (a “Roll-Over Election”). Any such election shall have been properly made only if the Company shall have received a properly completed Option Election Form by 5:00 p.m. Eastern Time on the Option Calculate Date. An Option Election Form shall be deemed properly completed only if duly executed by the holder of such Company Stock Option, together with any other materials required to be submitted in accordance with the instructions set forth in the Option Election Form. Any Option Election Form may be revoked or modified by the person submitting such form, only by written notice to the Company received prior to 5:00 p.m. Eastern Time on the Option Calculation Date. In the event (A) an Option Election Form is revoked prior to 5:00 p.m. Eastern Time on the Option Calculation Date and a subsequently properly completed Option Election Form is thereafter received by the Company prior to 5:00 p.m. Eastern Time on the Option Calculation Date, or (B) the Company has not received an effective, properly completed, Option Election Form on or before 5:00 p.m. Eastern Time on the Option Calculation Date with respect to any specified Company Stock Option, then, in each case, the holder of such Company Stock Options with respect to which no valid election has been made in accordance with this Section 5.04(c) shall be deemed to be neither a Cash-Out Election nor a Roll-Over Election in respect of such Company Stock Options held by such holder.

(d) Proration.

(i) The Automatic Rollover Options shall be converted into Converted Options in accordance with Section 5.04(a)(i) (in the case of Converted Incentive Options), Section 5.04(b)(ii) (in the case of Converted Omnibus Options) or Section 5.04(f) (in the case of ISOs).

(ii) If (x) the number of Automatic Rollover Options plus (y) the number of Company Stock Options held by the Specified Option Holders (the sum of (x) and (y), the “Total Rollover Base Number”) exceeds the Maximum Rollover Number, the Company Stock Options held by the Specified Option Holders shall be treated in the following manner:

(A) a cash-out proration factor shall be equal to a fraction, the numerator of which is the Total Rollover Base Number minus the Maximum Rollover Number and the denominator of which is the number of Company Stock Options held by the Specified Option Holders (such factor, the “Cash-Out Proration Factor”).

(B) with respect to each Specified Option Holder, a number of Company Stock Options equal to the Cash-Out Proration Factor multiplied by the number of Company Stock Options held by each such Specified Option Holder shall be converted into the right to receive the applicable Cash-Out Amount (in lieu of Converted Options) in accordance with this Section 5.04; it being understood that such Company Stock Options held by the Specified Option Holder that are converted into the applicable Cash-Out Amount shall be selected pro rata among the Specified Option Holders based on the relative number of Company Stock Options held by such holders, with the Company Stock Options of each Specified Option Holder having the earliest grant date being cashed out first pursuant to this clause (B).

(C) the remaining Company Stock Options held by the Specified Option Holders shall be converted into Converted Options in accordance with Section 5.04(a)(i) (in the case of Converted Incentive Options) or Section 5.04(b)(ii) (in the case of Converted Omnibus Options).

(e) Cash-Out Amount Payment. The Surviving Corporation shall pay to the holders of Cash Election Options (in respect of such Cash Election Options) and to the Specified Option Holders (in respect of the Company Stock Options held by such Specified Option Holders that are required to be cashed-out pursuant to Section 5.04(d)(ii)(B)), the Cash-Out Amount applicable to such holder in respect of such Company Stock Options under this Section 5.04 (less applicable withholding) on or as soon as reasonably practicable after the date on which the Effective Time occurs, but in any event within five (5) Business Days thereafter.

(f) ISOs. All ISOs, whether or not exercisable or vested at the Effective Time, shall be, as of the Effective Time, fully vested and exercisable. Notwithstanding anything to the contrary contained in this Agreement and prior to applying any of the other provisions of this Section 5.04, outstanding ISOs shall be, as of the Effective Time, converted automatically into options to purchase shares of Parent Common Shares (“Converted ISOs”) upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such ISOs (including any such terms and conditions which become effective in connection with the transactions contemplated by this Agreement), except that (i) each such ISO shall be exercisable for, and represent the right to acquire, that whole number of Parent Common Shares (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such ISO multiplied by the ISO Exchange Ratio and (ii) the option price per Parent Common Share under each Converted ISO shall be an amount equal to the quotient of (A) the option price per share of Company Common Stock subject to the related ISO in effect immediately prior to the Effective Time divided by (B) the ISO Exchange Ratio (the option price per share, as so determined, being rounded up to the nearest full cent). For purposes of this Agreement, the “ISO Exchange Ratio” shall be the quotient of (1) the Company Reference Price divided by (2) the Parent Reference Price.

(g) Converted Options Exercise Price Adjustment. Notwithstanding anything to the contrary above, to the extent that the application of the portion of the formula set forth in clause (ii) of the second sentence of Section 5.04(a)(i) or clause (ii) of the first sentence of Section 5.04(b)(ii) results in a Converted Option with an Option Spread (based on the closing price of Parent Common Shares on the Closing Date) which is greater than or lesser than the Option Spread of the related Company Stock Option (based on the closing price of Company Common Stock on the date immediately preceding the Closing Date), the exercise price per Parent Common Share subject to such Converted Option shall be adjusted up or down, as the case may be, so that the Option Spread of the Converted Option is equal the Option Spread in the related Company Stock Option.

(h) Company Restricted Stock Units. Immediately prior to the Effective Time, except as separately agreed by Parent and the holder thereof (which agreement shall then govern such award), each award of Company Restricted Stock Units and any accrued dividends shall vest in full and be converted into the right to receive the Merger Consideration as provided in Section 2.01(d). The Surviving Corporation will vest and pay all dividends accrued on such Company Restricted Stock Units to the holders thereof within five Business Days after the Effective Time. Prior to the Effective Time, the Company shall be entitled to effect amendments to any Company Restricted Stock Unit which is subject to the provisions of Section 409A of the Code to permit the payment of the Merger Consideration to the holder of such Company Restricted Stock Unit in the manner set forth in this Section 5.04(c) without the imposition of Taxes on the holder of the Company Restricted Stock Unit pursuant to the operation of Section 409A of the Code or, if it is not possible to effect such amendments, to provide for the payment of the Merger Consideration to the holder of the Company Restricted Stock Unit upon the earliest date following Effective Time which will not cause an imposition of taxes under Section 409A of the Code. Parent shall, following the Effective Time, comply with the determinations of the Company with respect to compliance with Section 409A of the Code in determining the payout of Merger Consideration with respect to each Company Restricted Stock Unit.

(i) As used in this Agreement:

(A) “Automatic Roll-Over Options” means (i) ISOs, plus (ii) the France Options, plus (iii) the Roll-Over Election Options, plus (iv) the Non-Electing Incentive Plan Options; provided, that the Automatic Roll-Over Options shall not exceed the Maximum Rollover Number.

(B) “Cash Election Options” means the sum of (i) the number of shares of Company Common Stock subject to Company Stock Options (other than ISOs and France Options) with respect to which a valid Cash-Out Election has been made pursuant to the election procedures described in Section 5.04(c), plus (ii) the number of shares of Company Common Stock subject to Omnibus Plan Options (other than ISOs and France Options) with respect to which a valid Roll-Over Election has not been made pursuant to the election procedures described in Section 5.04(c).

(C) “Company Reference Price” means the average of the volume weighted averages of the trading prices of Company Common Stock as reported on the consolidated transaction reporting system for securities traded on the NYSE (as reported in Bloomberg Financial Markets or, if not reported thereby, such other authoritative source as the parties shall agree in writing) for each of the 10 consecutive full trading days ending on the third trading day prior to the Closing Date.

(D) “France Options” means all Company Stock Options held by individuals issued under a France tax-qualified sub-plan under the Laws of France.

(E) “Incentive Plan Options” means Company Stock Options issued pursuant to the Company’s Stock Incentive Plan that are outstanding immediately prior to the Closing.

(F) “ISOs” means any Company Stock Option as to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code.

(G) “Maximum Rollover Number” means (i) 8,200,000, minus (ii) the number of shares of Company Common Stock issued between the date hereof and the Effective Time (other than issuances of Company Common Stock upon the exercise of Company Stock Options or Company Stock-Based Awards) multiplied by the Exchange Ratio.

(H) “Non-Electing Incentive Plan Options” means the number of shares of Company Common Stock subject to Incentive Plan Options with respect to which neither a valid Roll-Over Election nor a valid Cash-Out Election has been made pursuant to the election procedures described in Section 5.04(c).

(I) “Omnibus Plan Options” means Company Stock Options issued pursuant to the Company’s 2002 Omnibus Incentive Plan that are outstanding immediately prior to the Closing.

(J) “Option Calculation Date” means the third Business Day prior to the Closing Date.

(K) “Option Exchange Ratio” shall mean 0.96.

(L) “Option Spread” means the difference between the aggregate exercise price of an option and the aggregate fair market value of the shares subject to such option.

(M) “Roll-Over Election Options” means the number of shares of Company Common Stock underlying Company Stock Options with respect to which a valid Roll-Over Election has been made pursuant to the election procedures described in Section 5.04(c); provided, however, that none of the shares of Company Common Stock underlying (i) ISOs, (ii) France Options and (iii) the Company Stock Options held by the Specified Option Holders shall be considered Roll-Over Election Options for any purposes of this Agreement.

(N) “Specified Option Holders” means the individual holders of Company Stock Options set forth on Section 5.04(i)(N) of the Company Disclosure Schedule, each of which has executed a Stock Option Side Letter, as of the date hereof, with Parent and the Company pursuant to which each such individual has agreed, among other things, (i) to make a Roll-Over Election with respect to all Company Stock Options (other than ISOs) held by such individual, (ii) not to exercise any Company Stock Options held by such individual between the date hereof and the earlier of the termination of this Agreement and the Effective Time and (iii) to be subject to the pro-ration procedures described in Section 5.04(d) with respect to all Company Stock Options (other than ISOs) held by such individual, including, without limitation, the proration described in Section 5.04(d)(ii) with respect to the cashout of Incentive Plan Options.

(O) “Target Parent Option Rollover Cap” means 7,872,000.

SECTION 5.05 Indemnification, Exculpation and Insurance. (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the transactions contemplated by this Agreement), to the fullest extent permitted under applicable Law and (ii) assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Company Certificate, the Company Bylaws or similar organizational document of any Subsidiary of the Company or any indemnification Contract between such Indemnitees and the Company or any such Subsidiary (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Certificate and the Company Bylaws or the applicable organizational documents of the Company’s Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pay any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.05 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.05) as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 5.05.

(c) For six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance (or such other insurance that is no less favorable to the Indemnitees than the Company’s current directors’ and officers’ liability insurance) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been heretofore delivered to Parent), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, (i) the Company may substitute therefor a single premium tail policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company; or (ii) if the Company does not substitute as provided in clause (i) above, then Parent may (A) substitute therefor policies of Parent, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers or (B) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); provided, further, that in connection with this Section 5.05(c), neither the Company nor Parent shall pay a one-time premium (in connection with a single premium tail policy described above) in excess of the amount set forth in Section 5.05(c)(i) of the Company Disclosure Schedule or be obligated to pay annual premiums (in connection with any other directors and officers insurance policy described above) in excess of the annual premiums set forth in Section 5.05(c)(ii) of the Company Disclosure Schedule. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then the Company shall obtain the maximum amount of coverage as may be obtained for such amount.

(d) The provisions of this Section 5.05 (i) are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnitee, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

SECTION 5.06 Fees and Expenses. (a) Except as provided in paragraphs (b), (c) and (d) of this Section 5.06 and for reimbursement of expenses and other obligations of Parent set forth in third, fourth and fifth sentences of Section 5.14, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement and in connection with notices or other filings with any Governmental Entities under any Antitrust Laws shall be shared equally by Parent and the Company.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(e)(i), then the Company shall pay Parent a fee in the amount equal to $315,000,000 (the “Termination Fee”) by wire transfer of same-day funds on the first Business Day following the date of such termination of this Agreement.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 7.01(f), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds on the date of such termination of this Agreement.

(d) In the event that after the date hereof, (i) a Takeover Proposal shall have been publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal, and, in each case, not publicly withdrawn at the time of the termination of this Agreement pursuant to clause (ii) below, and (ii) this Agreement is terminated pursuant to Section 7.01(b)(i), 7.01(b)(iii), 7.01(e)(ii) or 7.01(e)(iii), and (iii) within 9 months after any such termination referred to in clause (ii) above, the Company enters into a definitive Contract with respect to, or consummates, any Takeover Proposal (regardless of whether such Takeover Proposal is the same Takeover Proposal referred to in clause (i) above), then the Company shall pay to Parent the Termination Fee, by wire transfer of same day funds, on the date of the first to occur of such event(s) referred to above in this sentence; provided that, for purposes of this sentence, each reference to “15% or more” in the definition of the term “Takeover Proposal” shall be deemed to be a reference to “a majority.”

(e) The Company and Parent acknowledge and agree that the agreements contained in this Section 5.06 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly if the Company fails to pay the amount due pursuant to this Section 5.06 in the time period contemplated hereby, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(f) In no event shall the Company be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, (x) if Parent receives the Termination Fee from the Company pursuant to this Section 5.06, such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and (y) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Termination Fee under this Section 5.06, the amount of such Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement.

SECTION 5.07 Public Announcements. Except with respect to any Company Adverse Recommendation Change made in accordance with the terms of this Agreement or any action taken pursuant thereto, and in accordance with Section 4.02, so long as this Agreement is in effect, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 5.08 Affiliates; Section 16 Matters. (a) As soon as practicable after the date of this Agreement, the Company shall deliver to Parent a letter identifying all persons who, at the time this Agreement is submitted for adoption by the stockholders of the Company, may be deemed to be “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each such person to deliver to Parent at least 30 days prior to the Closing Date a written agreement substantially in the form attached as Exhibit C hereto; provided, that such obligation shall cease to exist if, and to the extent, that Rule 145 under the Securities Act is amended after the date of this Agreement and prior to 30 days before the Closing Date in a manner that obviates the need for such persons to deliver the written agreement in the form attached as Exhibit C hereto.

(b) Prior to the Effective Time, each of Parent and the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Shares (including derivative securities with respect to Parent Common Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.09 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause Parent Common Shares to be issued in the Merger to be approved for listing upon the Effective Time on the NYSE.

SECTION 5.10 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

SECTION 5.11 Employee Matters. (a) For a period of twelve months following the Effective Time, Parent shall cause to be provided to the employees of the Company and its Subsidiaries, other than employees whose terms and conditions of employment are governed by a collective bargaining agreement, the terms and conditions of which shall be honored and performed by Parent and the Surviving Corporation, who remain in the active employment of the Surviving Corporation and its Subsidiaries (the “Continuing Employees”) employee benefits, base salary and long and short-term bonus compensation opportunity that, in the aggregate, are no less favorable than the employee benefits, base salary and long and short-term bonus compensation opportunity provided to such employees immediately prior to the Effective Time under the Company Benefit Plans; provided that neither Parent nor the Surviving Corporation nor any of their Subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; provided, further, that no plans or arrangements of the Company or any of its Subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are no less favorable in the aggregate.

(b) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person.

(c) Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Parent with respect to any plans or programs in which Continuing Employees are eligible to participate after the Effective Time (i) for purposes of vesting (but not benefit accrual) under any pension plan, (ii) for purposes of eligibility for vacation, (iii) for purposes of eligibility and participation under any health or welfare plan, (iv) for purposes of eligibility for any company matching contributions and (v) unless covered under another arrangement with or of the Company, and without limiting the provisions of Section of 5.11(e), for eligibility and for benefit accrual purposes under any severance plan, except, in each case, to the extent such treatment would result in duplicative benefits.

(d) With respect to any welfare plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.

(e) Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide Continuing Employees whose employment terminates during the one-year period on or following the Effective Time with severance benefits at levels no less than and pursuant to the terms of the Company’s severance plans or commitments applicable to such Continuing Employee immediately prior to the Effective Time.

(f) The Company shall be entitled to adopt, prior to the Effective Time, a retention plan in accordance with the terms set forth in Section 5.11(f) of the Company Disclosure Schedule (the “Retention Plan”) pursuant to which awards in the aggregate shall not exceed the amount set forth on Section 5.11(f) of the Company Disclosure Schedule and which awards may be granted to officers and employees of the Company and its Subsidiaries, payable on such terms and conditions as set forth in the Retention Plan. Following the Closing, Parent shall or shall cause the Surviving Corporation to honor the Retention Plan in accordance with its terms.

(g) Within a reasonable period following the Effective Time, Parent shall issue Parent Stock Options in accordance with the terms and conditions of the applicable Parent equity-based plans and the terms set forth in Section 5.11 (g) of the Company Disclosure Schedule.

(h) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Benefit Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that, subject to the requirements of this Section 5.11, nothing herein shall prohibit the Surviving Corporation from amending or terminating any particular Company Benefit Plan to the extent permitted by its terms or applicable Law.

(i) The provisions of this Section 5.11 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.11) under or by reason of any provision of this Agreement.

SECTION 5.12 Takeover Laws. The Company and its Board of Directors shall (1) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (2) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

SECTION 5.13 Repayment and Termination of Indebtedness. At the Closing, Parent shall provide the Company with the funds necessary to repay and discharge in full all amounts due under the Company Loan Agreements, including accrued and unpaid interest thereon and any fees and expenses related to the prepayment thereof (the “Debt Amount”), and shall cause the Company to repay and discharge such indebtedness at the Closing and in a manner acceptable to the parties to the Company Loan Agreements; provided that, unless the Company directs Parent prior to the Closing to pay the Debt Amount directly to the Company, Parent shall at Closing deliver the Debt Amount directly to the lenders under such Company Loan Agreements on behalf of the Company.

SECTION 5.14 Financing. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its effort to arrange the Debt Financing and shall provide to the Company copies of all documents related to the Debt Financing (other than any ancillary documents subject to confidentiality agreements, including fee letters and engagement letters). The Company shall provide, and shall cause its Subsidiaries to provide, and shall use reasonable best efforts to cause the Company’s independent auditors, counsel and other Representatives to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided, that the Company shall not be required to provide cooperation under this Section 5.14 that unreasonably interferes with the ongoing business of the

Company and its Subsidiaries), including (a) arranging for senior management of the Company (i) to meet at reasonable times and on a reasonable number of occasions with rating agencies, prospective lenders and investors in presentations, meetings and due diligence sessions, (ii) to provide reasonable and customary management and legal representations to auditors and (iii) to provide reasonable assistance with the preparation of business projections and similar materials (provided, that, in the case of this clause (a), such cooperation does not unreasonably impair the ability of such members of senior management to carry out their duties to the Company), (b) otherwise reasonably cooperating with the marketing efforts of Parent and its financing sources for any of the Debt Financing, (c) upon request, furnishing Parent and its financing sources with such financial and other pertinent information regarding the Company as shall exist (or if not existing, using reasonable best efforts to prepare such financial or other pertinent information) as may be reasonably requested by Parent, (d) using reasonable best efforts to obtain legal opinions relating to the Debt Financing as may reasonably be requested by Parent, (f) using reasonable best efforts to provide and execute necessary documents and certificates (including certificates of the chief financial officer of any of the Company or its Subsidiaries with respect to financing matters), as may be reasonably requested by Parent and (g) using reasonable best efforts to cause its independent accountants to provide assistance and cooperation with Parent and in the preparation of an offering document for the Debt Financing; provided, however, that, in each case, no obligation of the Company or any of its Subsidiaries or any of their respective officers or Representatives under any certificate, document, instrument or agreement shall be effective or be binding on the Company, such Subsidiary or Representative prior to the Effective Time; provided, further, all non-public or otherwise confidential information regarding the Company obtained by Parent, Merger Sub or their Representatives pursuant to this Section 5.14 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members, and Parent shall be responsible for any breach thereof by such syndicate members. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries, officers, employees, advisors or other Representatives in connection with their respective obligations pursuant to this Section 5.14. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith. In no event shall the Company or any of its Subsidiaries be required to pay any commitment or similar fee or incur any liability in connection with the Debt Financing prior to the Effective Time. Parent and Merger Sub hereby agree and acknowledge that the Debt Financing is not a condition to the consummation of the transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) NYSE Listing. The Parent Common Shares issuable to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in business activities that prohibits the consummation of the Merger shall have been issued and remain in effect, and no Law shall have been enacted, issued, enforced, entered, or promulgated that prohibits or makes illegal the consummation of the Merger.

(d) Antitrust Laws; Consents and Approvals. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated, all consents required under any other Antitrust Law of the jurisdictions set forth on Section 6.01(d) of the Company Disclosure Schedule shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated and all other consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their Subsidiaries to consummate the Merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a Parent Material Adverse Effect (including for this purpose the Surviving Corporation, the Company and its Subsidiaries as Subsidiaries of Parent but excluding clause (ii) of the definition thereof), shall have been obtained.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

SECTION 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.01(c) (excluding clause (v) therein), 3.01(d), 3.01(h), 3.01(q), 3.01(r) and 3.01(s) of this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and (ii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except, in the case of this clause (ii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

SECTION 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Sections 3.02(c) (excluding clause (vi) therein), 3.02(d), 3.02(i), 3.02(j), 3.02(n) and 3.02(o) of this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and (ii) all other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except, in the case of this clause (ii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before the nine month anniversary of the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement has been a principal cause of the failure of the Merger to be consummated on or before the Outside Date;

(ii) if a Governmental Entity of competent jurisdiction that must grant an approval of the Merger required as a condition to the Closing as set forth in Section 6.01(d) has denied granting such approval and such denial has become final and nonappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order decree, ruling or action shall have become final and nonappealable; provided, however, that the right to terminate under this Section 7.01(b)(ii) shall not be available to any party whose material breach of this Agreement has been the principal cause of such action; or

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (B) is incapable of being cured by the Company by the Outside Date or, if capable of being cured, shall not have been cured by the Company within 30 calendar days following receipt of written notice of such breach or failure to perform from Parent;

(d) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (B) is incapable of being cured by Parent or Merger Sub by the Outside Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub within 30 calendar days following receipt of written notice of such breach or failure to perform from the Company;

(e) by Parent, prior to the time at which the Company Stockholder Approval has been obtained, in the event that (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have materially breached its obligations or agreements contained in Section 5.01(b), the first sentence of Section 4.02(a) or Section 4.02(b), 4.02(c) or 4.02(d) (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within two Business Days following receipt of written notice of such breach or failure from Parent), or (iii) if a Takeover Proposal has been publicly announced and the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within ten Business Days of a receipt of a written request by Parent to provide such reaffirmation (it being understood that Parent shall only have the right to make such request, and the Board of Directors of the Company shall only be obligated to make such public reaffirmation, on two occasions); provided, however, that Parent’s right to terminate this Agreement pursuant to Section 7.01(e)(i) in respect of a Company Adverse Recommendation Change made in circumstances not involving a Superior Proposal shall terminate twenty (20) Business Days following such Company Adverse Recommendation Change;

(f) by the Company, prior to obtaining the Company Stockholder Approval, in accordance with, and subject to the terms and conditions of, Section 4.02(c); and

(g) by the Company, if all of the conditions set forth in Sections 6.01 and 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided that such conditions are capable of being satisfied) and Parent or Merger Sub has failed to consummate the Merger within ten (10) Business Days after satisfaction of such conditions.

SECTION 7.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company under this Agreement, other than (i) the penultimate sentence of Section 5.02(a), (ii) the second sentence of Section 5.02(c), (iii) Section 5.06, (iv) the third, fourth and fifth sentence of Section 5.14, (v) this Section 7.02 and (vi) Article VIII, which provisions shall survive such termination; provided, however, that no such termination shall relieve any party hereto from any liability or damages resulting from the material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 7.03 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 7.05 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 7.01 or an amendment of this Agreement pursuant to Section 7.03 shall, in order to be effective, require, in the case of Parent, the Company and Merger Sub, action by its Board of Directors.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

c/o Ingersoll-Rand Company

155 Chestnut Ridge Road

P.O. Box 0445

Montvale, New Jersey 07645

Fax: (201) 573-3448

Attention: Patricia Nachtigal, General Counsel

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Fax: (212) 455-2502

Attention: Mario Ponce

if to the Company, to:

Trane Inc.

One Centennial Avenue

P.O. Box 6820

Piscataway, New Jersey 08855

Fax: (732) 980-3377

Attention: Mary Beth Gustafsson, General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Fax: (212) 735-2000

Attention: Eileen T. Nugent

                 Thomas W. Greenberg

SECTION 8.03 Definitions. For purposes of this Agreement:

(a) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

(b) a “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

(c) “Company Loan Agreements” means (i) the Five-Year Credit Agreement, dated as of May 31, 2007, among American Standard Companies Inc. and its wholly-owned subsidiaries, American Standard Inc. and American Standard International Inc. and certain other subsidiaries of American Standard Companies Inc. and the financial institutions listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Issuing Bank and Swingline Lender, J.P. Morgan Europe Limited, as London Agent, Bank of America, N.A., as Syndication Agent, and BNP Paribas, Citibank, N.A. and Mizuho Corporate Bank, Ltd., as Document Agents; (ii) the 364-Day Credit Agreement, dated as of May 31, 2007, among American Standard Companies Inc. and its wholly-owned subsidiaries, American Standard Inc. and American Standard International Inc. and certain other subsidiaries of American Standard Companies Inc. and the financial institutions listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Swingline Lender, J.P. Morgan Europe Limited, as London Agent, Bank of America, N.A., as Syndication Agent, and BNP Paribas, Citibank, N.A. and Mizuho Corporate Bank, Ltd., as Document Agents; and (iii) the Credit Agreement, dated April 13, 2006, as amended, by and among WABCO Standard Trane Co., American Standard Companies Inc., American Standard Inc., American Standard International Inc. and The Bank of Nova Scotia.

(d) “Company Personnel” means any current or former employee, director or consultant of the Company or any of its Subsidiaries.

(e) “Environmental Laws” means all Laws (including the common law), relating to the environment, preservation or reclamation of natural resources, noise, odors or the presence, management, Release of, or exposure to, harmful or deleterious materials, or to human health and safety.

(f) “Hazardous Materials” means (i) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (ii) any other chemical, material, substance, waste, pollutant or contaminant that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law.

(g) “Key Personnel” means any director, officer or other employee of the Company or any Subsidiary of the Company with annual base compensation in excess of $175,000.

(h) “Knowledge” means, with respect to any matter in question, (i) in respect of the Company, the actual knowledge of the individuals set forth in Section 8.03(h)(i) of the Company Disclosure Schedule or (ii) in respect of Parent, the actual knowledge of the individuals set forth in Section 8.03(h)(ii) of the Parent Disclosure Schedule.

(i) “Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development (A) in the financial or securities markets or the economy in general, (B) in the industries in which the Company or any of its Subsidiaries operates in general, to the extent (in the case of (B)) that such change, effect, event, occurrence, state of facts or development does not disproportionately impact the Company or any of its Subsidiaries, (C) arising out of, resulting from or attributable to (1) changes in generally accepted accounting principles or in accounting standards, (2) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to this Agreement or the transactions contemplated by this Agreement; provided, however, that this clause (2) shall not affect the representations set forth in Sections 3.01(e), 3.01(n)(x) and

3.01(n)(xi) of this Agreement or the provision that such representations be true and correct in accordance with the terms of Section 6.02(a) hereof, (3) any action taken by the Company or its Subsidiaries as contemplated or permitted by this Agreement or with Parent’s consent, (4) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings (for the avoidance of doubt, the exception in clause (4) shall not prevent the underlying cause of any such failure to be taken into account in determining whether a Material Adverse Effect has occurred) or (5) any item or items set forth on Section 8.03(i) of the Company Disclosure Schedule; or (ii) is or would reasonably be expect to impair in any material respect the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis.

(j) “Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: any change, effect, event, occurrence, state of facts or development (A) in the financial or securities markets or the economy in general, (B) in the industries in which Parent or any of its Subsidiaries operates in general, to the extent (in the case of (B)) that such change, effect, event, occurrence, state of facts or development does not disproportionately impact Parent or any of its Subsidiaries, (C) arising out of, resulting from or attributable to (1) changes in generally accepted accounting principles or in accounting standards, (2) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, or any litigation relating to this Agreement or the transactions contemplated by this Agreement; provided, however, that this clause (2) shall not apply with respect to the matters set forth in Section 3.02(e) and 3.02(p)(vii) (including for purposes of Section 6.03(a) hereof insofar as Section 3.02(e) and 3.02(p)(vii) are concerned), (3) any action taken by Parent or its Subsidiaries as contemplated or permitted by this Agreement or with the Company’s consent, or (4) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings (for the avoidance of doubt, the exception in clause (4) shall not prevent the underlying cause of any such failure to be taken into account in determining whether a Parent Material Adverse Effect has occurred); or (ii) is or would reasonably be expect to impair in any material respect the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis.

(k) “Parent Reference Price” means the average of the volume weighted averages of the trading prices of Parent Common Shares as reported on the consolidated transaction reporting system for securities traded on the NYSE (as reported in Bloomberg Financial Markets or, if not reported thereby, such other authoritative source as the parties shall agree in writing) for each of the 10 consecutive full trading days ending on the third trading day prior to the Closing Date.

(l) “Permitted Liens” shall mean (a) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business and which is not yet due and payable or which is being contested in good faith and by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business with respect to amounts not yet overdue, (c) with respect to Real Property, minor defects, exceptions, restrictions, easements, rights of way and encumbrances that would not materially impair the value or the use of such property, (d) requirements and restrictions of zoning, building and other Laws regulating the use or occupancy of real property or the activities conducted thereon, (e) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (f) Liens of record attaching to real property, fixtures or leasehold improvements, which would not materially impair the use of the real property in the operation of the business thereon and (g) such other Liens that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

(m) a “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(n) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or arranging for disposal or migrating into or through the environment.

(o) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, a majority of the equity interests of which) is owned, directly or indirectly, by such first person.

SECTION 8.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Schedule and the Parent Disclosure Schedule. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

SECTION 8.05 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

SECTION 8.06 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and Schedules) and the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) are not intended to and do not confer upon any person other than the parties any legal or equitable rights or remedies, except for: (i) the right of the holders of Company Common Stock, the Company Restricted Stock Units and the Company Stock Options to receive, from and after the Effective Time, the aggregate consideration which they are entitled to receive pursuant to Article II or Section 5.04, as applicable; (ii) the right of the Company, on behalf of the holders of Company Common Stock, the Company Stock Options or Company Restricted Stock Units, to pursue damages in respect of the loss of the right to receive the aggregate consideration pursuant to Article II or Section 5.04, as applicable, in the event of a failure by Parent or Merger Sub to effect the Merger as required by this Agreement or a material breach by Parent or Merger Sub that contributed to a failure of any of the conditions to Closing from being satisfied; and (iii) the provisions set forth in Section 5.05 of this Agreement (from and after the Effective Time).

SECTION 8.08 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Merger Sub, upon prior written notice to the Company, may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.10 Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction is vested in the federal courts, any court of the United States located in the State of Delaware and (d) consents to service of process being made through the notice procedures set forth in Section 8.02. Without limiting other means of service of process permissible under applicable law, each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 8.11 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 8.11.

SECTION 8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

[signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

INGERSOLL-RAND COMPANY LIMITED

By:	/s/ HERBERT L. HENKEL
Name:	Herbert L. Henkel
Title:	Chairman, President and Chief Executive Officer

INDIAN MERGER SUB, INC.

By:	/s/ PATRICIA NACHTIGAL
Name:	Patricia Nachtigal
Title:	Vice President

TRANE INC.

By:	/s/ FREDERIC M. POSES
Name:	Frederic M. Poses
Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

December 15, 2007

The Board of Directors

Trane Inc.

One Centennial Avenue

P.O. Box 6820

Piscataway, NJ 08855

Dear Members of the Board:

We understand that Trane Inc., a Delaware corporation (the “Company”), Ingersoll-Rand Company Limited, a Bermuda corporation (“Parent”), and Indian Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Merger”) and each share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company Common Stock that are (i) directly owned by the Company or Parent, (ii) beneficially owned by a Subsidiary which is directly or indirectly wholly owned by the Company or (iii) held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock), together with the associated rights issued pursuant to the Company Rights Plan, will be converted into the right to receive, subject to adjustment in accordance with the Merger Agreement, (x) 0.23 of a Class A common share, par value $1.00 per share, of Parent (“Parent Common Shares”) together with the requisite number of rights issued pursuant to the Parent Rights Plan (such number of shares, as may be adjusted pursuant to the Agreement, the “Stock Consideration”) and (y) $36.50 in cash, without interest (such cash amount, as may be adjusted pursuant to the Agreement, the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not otherwise defined herein shall have the meaning assigned thereto in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock of the Merger Consideration to be paid to such holders in the Merger. In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement, dated December 15, 2007;

(ii)	Analyzed certain publicly available historical business and financial information relating to the Company and Parent;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company and financial forecasts and other data provided to us by Parent relating to the business of Parent, including forecasts and other data after giving effect to the Merger;

(iv)	Held discussions with members of the senior managements of the Company and Parent with respect to the businesses and prospects of the Company and Parent, respectively;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed historical stock prices and trading volumes of the Company Common Stock and Parent Common Shares; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent or concerning the solvency or fair value of the Company or Parent, and we have not been furnished with such valuation or appraisal. With respect to the financial forecasts that we have reviewed, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent, respectively. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of the Company Common Stock or Parent Common Shares may trade at any time subsequent to the announcement of the Merger.

In rendering our opinion, we have assumed, with your consent, that the Merger will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions by the Company or Parent. We also have assumed, with the consent of the Company, that obtaining the necessary regulatory or third party approvals and consents for the Merger will not have an adverse effect on the Company, Parent or the combined company following the Merger that would be material for purposes of our analyses. We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Merger (other than the Merger Consideration to the extent expressly set forth herein). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Merger Consideration or otherwise.

Lazard Frères & Co. LLC is acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Merger. We in the past have provided investment banking services to the Company and certain of its affiliates, for which we have received compensation. In 2007, we acted as financial advisor to the Company in connection with the spin-off of its Vehicle Control System division, and the sale of its Bath and Kitchen division. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of the Company and/or the securities of Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

Our opinion does not address the relative merits of the Merger as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying business decision by the Company to engage in the Merger.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Merger. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Merger or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours, LAZARD FRERES & CO. LLC

By:	/S/ MARK T. MCMASTER
Mark T. McMaster Managing Director

ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE § 262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to $§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers.

Under the bye-laws of Ingersoll Rand, the liability of officers and directors to Ingersoll Rand is eliminated to the fullest extent permitted by Bermuda law.

To the fullest extent permitted by Bermuda law, the Ingersoll Rand bye-laws require it to indemnify any director or officer who is, was or is threatened to be made a party to any proceeding because he or she was or is a director or officer of Ingersoll Rand, or because he or she is or was serving Ingersoll Rand or any other legal entity in any capacity at the request of Ingersoll Rand while a director or officer of Ingersoll Rand, against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Under the Ingersoll Rand bye-laws, “proceeding” is broadly defined to include any threatened, pending or completed action, suit, claim or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit, claim or proceeding, and any inquiry or investigation that could lead to such an action, suit, claim or proceeding. The Ingersoll Rand bye-laws also provide that it may, but is not obligated to, indemnify its other employees or agents. The indemnification provisions also require Ingersoll Rand to pay reasonable expenses incurred by a director or officer of Ingersoll Rand in a proceeding in advance of the final disposition of any such proceeding, provided that the indemnified person undertakes to repay Ingersoll Rand if it is ultimately determined that such person was not entitled to indemnification.

ITEM 21.	Exhibits and Financial Statement Schedules.

The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

ITEM 22.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montvale, state of New Jersey, on April 24, 2008.

INGERSOLL-RAND COMPANY LIMITED

By:	/S/ PATRICIA NACHTIGAL
Name:	Patricia Nachtigal
Title:	Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated below on April 24, 2008.

	Name	Title

	*	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)
Name:	Herbert L. Henkel

	*	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Name:	James V. Gelly

	*	Vice President and Controller (Principal Accounting Officer)
Name:	Richard W. Randall

	*	Director
Name:	Ann C. Berzin

	*	Director
Name:	Gary D. Forsee

	*	Director
Name:	Peter C. Godsoe

	*	Director
Name:	Constance J. Horner

	*	Director
Name:	H. William Lichtenberger

	*	Director
Name:	Theodore E. Martin

	/S/ PATRICIA NACHTIGAL	Director
Name:	Patricia Nachtigal

	*	Director
Name:	Orin R. Smith

	*	Director
Name:	Richard J. Swift

	*	Director
Name:	Tony L. White

EXHIBIT INDEX

Exhibit No.	Document
2.1	Agreement and Plan of Merger, dated as of December 15, 2007, among Ingersoll-Rand Company Limited, Indian Merger Sub, Inc., and Trane Inc. (attached as Annex A to the proxy statement/prospectus which is part of this Registration Statement)

3.1	Memorandum of Association of Ingersoll-Rand Company Limited effective July 31, 2001, as amended to date (incorporated by reference to Amendment No. 1 to Form S-4 Registration Statement No. 333–71642, filed on October 30, 2001.)

3.2	Amended and Restated Bye-Laws of Ingersoll-Rand Company Limited adopted June 1, 2005, as amended to date (incorporated by reference to Exhibit 3(ii) to Ingersoll Rand’s Form 10-Q filed with the SEC on August 5, 2005)

4.1	Form of certificate of Class A common shares of Ingersoll-Rand Company Limited (incorporated by reference to Exhibit 4.4 to Ingersoll Rand’s Registration Statement on Form S-4 filed with the SEC on October 16, 2001)

5.1	Form of Opinion of Conyers Dill and Pearman regarding the legality of the shares being registered

†10.1	Debt Commitment Letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA and Goldman Sachs Credit Partners L.P., dated as of December 15, 2007.

21.1	Subsidiaries of Ingersoll-Rand Company Limited (incorporated by reference to Exhibit 21 to Form 10-K for fiscal year ended December 31, 2007, filed on February 29, 2008)

23.1	Consent of Conyers Dill and Pearman (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP independent accountants for Ingersoll Rand

23.3	Consent of Ernst & Young LLP independent accountants for Trane

23.4	Consent of Hamilton, Rabinovitz & Associates, Inc. (incorporated by reference to Exhibit 23.2 to Trane’s Form 10-K for fiscal year ended December 31, 2007, filed on February 20, 2008)

†23.5	Consent of Analysis, Research & Planning Corporation

99.1	Consent of Lazard Frères & Co. LLC

†99.2	Form of Proxy Card

99.3	Election Form to be used for Trane stock options in connection with the stock option election

99.4	Stock Option Election Notice to Holders of Trane Stock Options

†99.5	Consent of Edward E. Hagenlocker

†99.6	Consent of Jared L. Cohon

†	Previously filed

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